SOUND PRINCIPLES.
SOLID FOUNDATION.

Fulton Financial Corporation
2008 Annual Report



"**I WANT TO ASSURE YOU OF MY CONFIDENCE** in the ability of this company and its people to meet every challenge that comes our way- and in our ability to emerge successfully from this difficult economic environment."

R. SCOTT SMITH, JR.
Chairman and Chief Executive Officer



Left: R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Right: E. Philip Wenger
President and Chief Operating Officer





Dear Shareholder,

Last year at this time, my message to shareholders focused on our company's commitment to maintaining both a sharp focus on the issues at hand and, at the same time, a broad perspective on the environment in which we operate. Over the past year, we have had many opportunities to appreciate the value of this dual viewpoint, as our company, our industry and our nation faced constant challenges, setbacks, and changes.

Fulton Financial Corporation's 2008 performance was a disappointment to me, to our senior management team and to our shareholders. We ended the year with a loss of three cents per diluted share, after battling an ongoing tide of worldwide market declines, U.S. economic softness, upheaval in the banking industry and several events that impacted our performance. This is not the type of performance that we have historically delivered for our shareholders.

The yearlong market retreat prompted write-downs in our investment portfolio, while mounting challenges in the credit market necessitated an increase in our loan loss allowance. We recorded an earnings charge related to auction rate certificates (ARCs) held in certain customer accounts of the Corporation's investment management and trust services subsidiary, Fulton Financial Advisors. Maryland real estate sector difficulties contributed to goodwill impairment at our most recent acquisition, The Columbia Bank; indeed, it was a difficult year for all of our affiliates to meet our performance expectations.

As so often happens in life, with change comes opportunity.



Charles J. Nugent
Senior Executive Vice President/Chief Financial Officer

We have confronted every challenge we faced decisively, taking what we believe to be the appropriate steps to respond to each one. However, much of our success in regaining our earnings momentum will be contingent on the timing and the strength of a rebound in the economy. That is why we will continue to focus sharply on the issues at hand while maintaining a broader perspective that will enable us to manage this company through the current economic environment with the goal of emerging stronger once the economy improves.

We have worked to do our part to support the federal government's efforts to stabilize and stimulate the economy, and a number of new initiatives are already benefiting our customers and our communities. We welcomed federal initiatives, which were undertaken to strengthen confidence and encourage liquidity in the banking system by increasing FDIC deposit insurance levels through December 2009. We also chose to participate in the U.S. Treasury's Capital Purchase Program, which was designed specifically for healthy institutions. Our current total risk-based capital ratio exceeds the regulatory definition of a well-capitalized institution. Participation in the Treasury program further strengthens our already strong capital position, giving us additional capacity to make loans to credit-worthy borrowers in the markets we serve.

Recent stories have appeared in the news media regarding banks' accountability for lending these Capital Purchase Program funds. As a family of community banks, we know how important both the retail and business sectors will be to providing the necessary impetus for economic growth in our markets. And while our best intentions will not create loan demand where it does not exist, our objective, through targeted marketing and promotional programs, is to create greater opportunity for quality loan growth.

As so often happens in life, with change comes opportunity. This company is built on sound principles and a solid foundation, and these underpinnings have served our company well since our lead bank was founded back in 1882. We have used these sound principles and solid foundation not only to steady us through these difficult times, but also to help us pursue opportunities that position us well for future success when the economy strengthens.




Left: James E. Shreiner
Senior Executive Vice President/Administrative Services

Right: Craig H. Hill
Senior Executive Vice President/Human Resources

We have taken the opportunity to examine our company as never before, making honest evaluations and challenging decisions, seeking in every case to optimize customer experience and minimize cost. This evaluation led to our decision to consolidate our three Maryland banks. As Hagerstown Trust and The Peoples Bank of Elkton become divisions of The Columbia Bank, we will leverage existing brand awareness over a broader geographic footprint.

Our company-wide "lean" initiatives are well underway, helping us to identify and eliminate processes that do not create value for our customers or our shareholders. As I related to you a year ago, we are taking a more creative, flexible approach to how we do things – without altering our conservative philosophy and established principles. Finding better, smarter ways to work has generated value for our customers, and since we began the "lean" initiatives, operational improvements have helped us realize more than $2 million in savings. Our work on this initiative will continue to be a priority.

Although the past year's atypical market conditions have been disruptive, they have also presented an opportunity for us to shift the focus of our investment management and trust services business from a shorter-term revenue horizon to a longer-term approach that is more relationship-driven. In the currently depressed equities market, we see potential for considerable future growth; accordingly, we are attracting talent and aligning our brokerage capabilities to realize that upside potential when the time comes.

We also took the opportunity to increase the responsibilities of a member of our senior management team. In December, E. Philip Wenger was promoted to the position of president and chief operating officer of Fulton Financial Corporation. Most recently serving as senior executive vice president for community banking at Fulton Financial Corporation as well as chairman of Fulton Bank, Phil represents the principles that make our company strong. Starting in our management training program in 1979, his advancement exemplifies the opportunity available to someone who possesses, in addition to management skills, character, experience and dedication within our company.

I believe that the adversity we have faced together will serve to make us stronger, more resilient, more efficient and more productive in the future.

Another major initiative of 2008 was the internal refocusing and launch of our customer service promise. Through an intense company-wide commitment to "care, listen, understand and deliver," all of our employees were able to develop ways that they, as individuals, departments and employee teams, could carry out this promise for internal and external customers. As part of this initiative, we have also launched a corporate recognition program to reward employees who deliver on our customer experience promise.

The momentum of our internal service promise launch was further fueled by a new generation of bank branding. Creative advertising is now gaining attention in each of the markets we serve, communicating our unique value proposition through use of the new tagline, "Listening is just the beginning." While this branding creates a new level of efficiency, alignment and synergy across our 274-branch network, we have been careful to preserve the autonomy of our local banking affiliates. A strong sense of community has always been and will remain an important foundation of our core business strategy.

The current economic environment has prompted even the most seasoned experts to challenge conventional wisdom and long-held assumptions. In my role as one of twelve members of the Federal Advisory Committee, which advises the Federal Reserve Board of Governors, and as a member of the board of the American Bankers Association, I have had the unique opportunity to not only join in conversations with our nation's leaders, but also to share firsthand with them the financial issues that are on the minds of our customers and our communities. I have been reassured to find that our policy makers in Washington, D.C., are well versed, intently focused and sincerely committed to strengthening the U.S. economy.


25
20
15
10
5
0
23.87%
18.16%
9.29%
2006
2007
2008
Return on Average Equity (tangible)*


0.75
0.50
0.25
0.00
$0.581
$0.598
$0.600
2006
2007
2008
Cash Dividends Per Share


1.5
1.0
0.5
0.0
$1.06
$0.88
($0.03)
2006
2007
2008
Net Income (loss) per share (diluted)

* Net income (loss), adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average shareholders' equity, net of goodwill and intangible assets.

While no one can say with certainty when the economy will recover, I want to assure you of my confidence in the ability of this company and its people to meet every challenge that comes our way – and in our ability to emerge successfully from this difficult economic environment. Every day, I see our entire team pull together to overcome adversity, helping each other to accomplish more with fewer people while guiding our customers through what has been, for many, the most financially difficult time of their lives.

I believe that the adversity we have faced together will serve to make us stronger, more resilient, more efficient and more productive in the future. Your Board of Directors continues to perform an active, effective role in all of its governance responsibilities. We in senior management appreciate and value their guidance.

With the efforts of our Board, senior management, and the combined skills of our talented employees, we enter 2009 with resolve rather than retrenchment. Going forward, we will aggressively pursue quality growth. We will respond to any future challenges, just as we have to those in the past – swiftly and decisively. We will continue to invest in our brand, our technology, and our service promise. And we will support our very loyal employees, who have seen this company through good times and bad. The value of this company has always rested with them, and their hard work and commitment during these challenging times will see us through to brighter days ahead.

As a shareholder, we appreciate your investment in this company, and we look forward to once again being able to report the caliber of performance you have come to expect from Fulton Financial Corporation.

R. Scott Smith, Jr.

Chairman and Chief Executive Officer

FINANCIAL HIGHLIGHTS
AS OF OR FOR THE YEAR ENDED DECEMBER 31

(Dollars in thousands, except per-share data)

				Percent Change	
BALANCE SHEET DATA	2008	2007	2006	2008/2007	2007/2006
Total assets	16,185,000	15,923,000	14,919,000	1.6%	6.7%
Loans, net of unearned income	12,043,000	11,204,000	10,374,000	7.5%	8.0%
Deposits	10,552,000	10,105,000	10,232,000	4.4%	(1.2%)
Common shareholders' equity	1,491,000	1,575,000	1,516,000	(5.3%)	3.9%
PER COMMON SHARE DATA					
Net income (loss) (diluted)	$(0.03)	$0.88	$1.06	(103.4%)	(17.0%)
Cash dividends	0.600	0.598	0.581	0.3%	2.9%
Shareholders' equity (tangible)	5.33	5.30	4.91	0.6%	7.9%

10 YEARS IN REVIEW

(1999-2008)


Total Assets
(in billions
of dollars)
20
18
16
14
12
10
8
6
4
2
0
6.1
6.6
7.8
8.4
9.8
11.2
12.4
14.9
15.9
16.2
99
00
01
02
03
04
05
06
07
08


Net Income (loss)
(in millions
of dollars)
200
180
160
140
120
100
80
60
40
20
0
-20
97.2
103.8
113.6
131.0
136.4
149.6
166.1
185.5
152.7
-5.6
99
00
01
02
03
04
05
06
07
08


Dividends
(in millions
of dollars)
100
80
60
40
20
0
40.5
44.3
54.0
60.1
66.8
77.3
88.5
100.9
103.5
104.6
99
00
01
02
03
04
05
06
07
08


Deposits
(in billions
of dollars)
10
9
8
7
6
5
4
3
2
1
0
4.5
4.9
6.0
6.2
6.8
7.9
8.8
10.2
10.1
10.6
99
00
01
02
03
04
05
06
07
08


Common
Shareholders'
Equity
(in millions
of dollars)
1,800
1,600
1,400
1,200
1,000
800
600
400
0
614
679
812
865
948
1,244
1,283
1,516
1,575
1,491
99
00
01
02
03
04
05
06
07
08


Loans
(in billions
of dollars)
12
11
10
9
8
7
6
5
4
3
2
1
0
4.4
4.9
5.4
5.3
6.1
7.5
8.4
10.4
11.2
12.0
99
00
01
02
03
04
05
06
07
08

INVESTOR INFORMATION

Investor Information
Stock Listing

Common shares of Fulton Financial Corporation are traded under the symbol "FULT" and are listed in the NASDAQ Global Market.

Cash Dividends

The Fulton Financial Corporation Board of Directors decides whether to declare a quarterly cash dividend in the third month of each quarter (i.e., March, June, September and December).

Dividend Reinvestment Plan and Direct Deposit of Cash Dividends

Fulton Financial Corporation offers its shareholders the convenience of a Dividend Reinvestment and Stock Purchase Plan and direct deposit of cash dividends.

Holders of stock may have their quarterly dividends automatically reinvested in additional shares of the Corporation's common stock by utilizing the Dividend Reinvestment Plan.

Shareholders participating in the Plan may also make voluntary cash contributions not to exceed $5,000 per month.

In addition, shareholders also have the option of having their cash dividends sent directly to their financial institution for deposit into their checking or savings account.

Shareholders may receive information on either the Dividend Reinvestment Plan and Stock Purchase Plan or direct deposit of cash dividends by writing to:

Stock Transfer Department
Fulton Financial Advisors, N.A.
P. O. Box 3215
Lancaster, PA 17604-3215

or by calling: (717) 291-2546 or toll-free: 1-800-626-0255.

Investor Information and Documents

A copy of the Corporation's Annual Report, Form 10-K, 2009 Proxy Statement and other documents filed with the Securities and Exchange Commission can be viewed on the Corporation's website at www.fult.com. In addition, copies of the Form 10-K and 2009 Proxy Statement may be obtained without charge to shareholders by writing to:

Corporate Secretary
Fulton Financial Corporation
P. O. Box 4887
Lancaster, PA 17604-4887

News, stock information, an events calendar, Corporate presentations and other information can be found on the Corporation's website at www.fult.com.

The Annual Meeting of Shareholders of Fulton Financial Corporation will be held on Wednesday, April 29, 2009 at 10:00 a.m. in the Great American Hall of the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, PA. Please note that any shareholder who would like to attend MUST HAVE A RESERVATION.

To make a reservation, please return the Annual Meeting Response Card you received with your proxy statement. Your reservation will help ensure that we have adequate seating for all shareholders who plan to join us that day.

A strong sense of community has always been and will remain an important foundation of our core business strategy.

SENIOR MANAGEMENT, DIRECTORS & ADVISORY BOARD MEMBERS

Fulton Financial Corporation Senior Management

R. Scott Smith, Jr.
Chairman and Chief Executive Officer

E. Philip Wenger
President and Chief Operating Officer

Charles J. Nugent
Senior Executive Vice President/ Chief Financial Officer

James E. Shreiner
Senior Executive Vice President/ Administrative Services

Craig H. Hill
Senior Executive Vice President/ Human Resources

Fulton Financial Corporation Board of Directors

Jeffrey G. Albertson, Esq.
John M. Bond, Jr.
Donald M. Bowman, Jr.
Dana A. Chryst
Craig A. Dally, Esq.
Patrick J. Freer
Rufus A. Fulton, Jr.
George W. Hodges
Carolyn R. Holleran
Willem Kooyker
Donald W. Lesher, Jr.
Abraham S. Opatut
John O. Shirk, Esq.
R. Scott Smith, Jr.
Gary A. Stewart
E. Philip Wenger

Subsidiary Bank Boards of Directors

Fulton Bank

Richard J. Ashby, Jr.
Larry D. Bashore
Dana A. Chryst
Carlos E. Graupera
James M. Herr
Curtis J. Myers
George A. Parmer
Harlowe R. Prindle
A. Richard Pugh
Craig A. Roda
John O. Shirk, Esq.

Fulton Bank Divisional Boards

Brandywine Division

Kenneth M. Goddu, *Chairman*
Robert F. Adams, Esq.
Wilmer L. Hostetter
Dallas Krapf
James D. McLeod, Jr.
Michael J. O'Rourke

Capital Division

Robert S. Jones, *Chairman*
James C. Byerly
Samuel T. Cooper, III, Esq.
Steven S. Etter
Dolores Liptak
Barry E. Musser, C.P.A.
Beth A. Peiffer
Steven C. Wilds

Drovers Division

David W. Freeman, *Chairman*
Vernon L. Bracey
Robert S. Freed
Jevon L. Holland
Gregory V. Saubel
William S. Shipley, III
Gary A. Stewart, Jr.
Delaine A. Toerper
Christine R. Wardrop
Constance L. Wolf

Great Valley Division

Jeffrey R. Rush, *Chairman*
Marcelino Colon
Michael D. Fromm
Kathryn G. Goodman
Daniel M. Goodyear
Carolyn R. Holleran
William G. Koch, Sr., C.P.A.

Lebanon Valley Division

Barry E. Ansel, *Chairman*
Randall I. Ebersole
Robert J. Funk
Robert P. Hoffman
Wendie DiMatteo Holsinger
Robert J. Longo
Albert B. Murry
M. Randolph Tice

Premier Division

Joseph R. Feilmeier, *Chairman*
Barry R. Angely
Anthony D. Cino
Wallace Rosenthal
Ivy Silver

Southern Division

T.A. Grell, Jr., *Chairman*
T. Richard Litton, Jr.
Lloyd M. Poe
Timothy J. Stiffler
Elizabeth Addington Twohy

Fulton Bank Advisory Boards

Akron/Lincoln/Ephrata

Larry L. Loose, *Chairman*
Dean A. Hoover
Louis G. Hurst
Kent M. Martin

Denver

Michael L. Weinhold, C.P.A., *Chairman*
Gerald L. Harding

East Petersburg

P. Larry Groff, Sr.
Kenneth L. Kreider
Jessica H. May

Elizabethtown

Nancy Z. Garber
David B. Mueller
David W. Sweigart III
Dennis Zubler

Gap

Aldus R. King, *Chairman*

FULTON FINANCIAL

CORPORATION

P.O. Box 4887
One Penn Square
Lancaster, Pennsylvania 17604

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD WEDNESDAY, APRIL 29, 2009 AT 10:00 A.M.

TO THE SHAREHOLDERS OF FULTON FINANCIAL CORPORATION:

NOTICE IS HEREBY GIVEN that, pursuant to the call of its directors, the Annual Meeting of the shareholders of FULTON FINANCIAL CORPORATION will be held on Wednesday, April 29, 2009, at 10:00 a.m., at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania, for the purpose of considering and voting upon the following matters:

1. ELECTION OF DIRECTORS. To elect six (6) directors to serve for one-year terms;

2. EXECUTIVE COMPENSATION. A non-binding resolution to approve the compensation of the named executive officers;

3. RATIFY KPMG LLP AS INDEPENDENT AUDITOR. To ratify the appointment of KPMG LLP as Fulton Financial Corporation's Independent Auditor for the fiscal year ending December 31, 2009; and

4. OTHER BUSINESS. To consider such other business as may properly be brought before the meeting and any adjournments thereof.

Only those shareholders of record at the close of business on March 2, 2009, shall be entitled to be given notice of, and to vote at, the meeting. **Please note that Fulton's 2009 meeting is being held at an earlier time than last year's meeting. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.**

It is requested that you promptly execute the enclosed Proxy and return it in the enclosed postpaid envelope. Alternatively, you may vote by telephone or electronically through the Internet by following the instructions on the proxy card. **You are cordially invited to attend the meeting, but please RSVP that you will attend. See the enclosed annual meeting response card for more information and to RSVP if you are going to attend the meeting in person.** Your Proxy is revocable and may be withdrawn at any time before it is voted at the meeting.

A copy of the Annual Report on Form 10-K of Fulton Financial Corporation is also enclosed.

Sincerely,

George R. Barr, Jr.

George R. Barr, Jr.
Secretary

Enclosures
March 26, 2009

[This Page Intentionally Left Blank]

PROXY STATEMENT

Dated and To Be Mailed on or about: March 26, 2009

FULTON FINANCIAL
CORPORATION

P.O. Box 4887, One Penn Square
Lancaster, Pennsylvania 17604
(717) 291-2411

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 29, 2009 AT 10:00 A.M.

TABLE OF CONTENTS

GENERAL

Introduction

Fulton Financial Corporation, a Pennsylvania business corporation and registered financial holding company (also herein referred to as "Fulton" or the "Corporation"), was organized pursuant to a plan of reorganization adopted by Fulton Bank and implemented on June 30, 1982. On that date, Fulton Bank became a wholly owned subsidiary of Fulton, and the shareholders of Fulton Bank became shareholders of Fulton. Since that time, Fulton has acquired other banks and today owns the following depository banks: Delaware National Bank, FNB Bank, N.A., Fulton Bank, Hagerstown Trust Company, Lafayette Ambassador Bank, The Peoples Bank of Elkton, Skylands Community Bank, Swineford National Bank, The Bank, and The Columbia Bank.[1]

In addition, Fulton has several other direct subsidiaries including: Fulton Financial Advisors, National Association (which offers fiduciary and investment services), Fulton Insurance Services Group, Inc. (which operates an insurance agency selling life insurance and related insurance products), Fulton Financial Realty Company (which owns or leases certain properties on which certain branch and operational facilities are located), Fulton Reinsurance Company, Ltd. (which reinsures credit life, health and accident insurance that is directly related to extensions of credit by subsidiary banks of Fulton), Central Pennsylvania Financial Corp. (which owns, directly or indirectly, certain limited partnership interests, principally in low to moderate income and elderly housing projects), and FFC Management, Inc. (which holds certain investment securities and corporate-owned life insurance policies).

RSVP, Date, Time and Place of Meeting

The annual meeting of the shareholders of Fulton ("Annual Meeting") will be held on **Wednesday, April 29, 2009, at 10:00 a.m., at the Hershey Lodge and Convention Center, West Chocolate Avenue and University Drive, Hershey, Pennsylvania.** You are cordially invited to attend the Annual Meeting, but in order for Fulton to plan and prepare for the proper number of shareholders, but please **RSVP** and confirm that you will attend by completing and returning the enclosed Annual Meeting response card. Light refreshments will be available starting at 9:00 a.m., and the business meeting will start promptly at 10:00 a.m.

This Proxy Statement relates to Fulton's twenty-seventh Annual Meeting of the shareholders. Attendance at the Annual Meeting will be limited to shareholders of record at the close of business on March 2, 2009 (the "Record Date"), their authorized representatives and guests of Fulton.

Shareholders Entitled to Vote

Only those shareholders of record as of the Record Date shall be entitled to receive notice of, and to vote at, the Annual Meeting.

Purpose of Meeting

The shareholders will be asked to consider and vote upon the following matters at the meeting: (i) to elect six (6) directors to serve for one-year terms; (ii) a non-binding resolution to approve the compensation of the named executive officers; (iii) to ratify the appointment of KPMG LLP as Fulton's independent auditor; and (iv) to consider and vote upon such other business as may be properly brought before the Annual Meeting and any adjournments thereof.

---

[1] On September 16, 2008, Fulton announced Hagerstown Trust Company, based in Hagerstown, Maryland, and The Peoples Bank of Elkton, based in Elkton, Maryland, are expected to merge with The Columbia Bank, headquartered in Columbia, Maryland. This action is subject to approval by bank regulatory authorities and is expected to be completed during 2009.

Solicitation of Proxies

This Proxy Statement is furnished in connection with the solicitation of proxies, in the accompanying form, by the Board of Directors of Fulton for use at the Annual Meeting to be held at 10:00 a.m. on Wednesday, April 29, 2009, and any adjournments thereof. Fulton is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing the notices and these proxy materials and soliciting votes. In addition to the mailing of the notices and these proxy materials, the solicitation of proxies or votes may be made in person, by mail, telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Fulton will reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith. Fulton has engaged Georgeson Inc. to aid in the solicitation of proxies in order to assure a sufficient return of votes on the proposals to be presented at the meeting. The costs of such services are estimated at $9,500 for the proxy solicitation fee, plus reasonable research, distribution and mailing costs.

Revocability and Voting of Proxies

The execution and return of the enclosed proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. A shareholder may revoke any proxy given pursuant to this solicitation by delivering written notice of revocation to the Corporate Secretary of Fulton, at any time before the proxy is voted at the Annual Meeting. Unless revoked, any proxy given pursuant to this solicitation will be voted at the meeting in accordance with the written instructions of the shareholder giving the proxy. In the absence of instructions, all proxies will be voted FOR the election of the six (6) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2009. Although the Board of Directors knows of no other business to be presented, in the event that any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

Shares held for the account of shareholders who participate in the Dividend Reinvestment and Stock Purchase Plan (the "Dividend Plan") and for the account of employees who participate in the Employee Stock Purchase Plan (the "ESPP") will be voted in accordance with the instructions of each shareholder as set forth in his or her proxy. If a shareholder who participates in these plans does not return a proxy, the shares held for the shareholder's account will not be voted.

Shares held for the account of employees of Fulton and its subsidiaries who participate in the Fulton Financial Common Stock Fund of the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Retirement Plan"), formerly known as the Fulton Financial Corporation Profit Sharing Plan, and shares in any affiliate 401(k) plan that was acquired by Fulton, will be voted by Fulton Financial Advisors, National Association ("FFA" or the "Plan Trustee") in accordance with the instructions of each participant as set forth in the separate voting instruction card sent to the participant with respect to such shares. To allow sufficient time for the Plan Trustee to vote, participants' voting instructions must be received by April 23, 2009. Shares held in the Fulton Financial Common Stock Fund with respect to which no voting instructions are received by April 23, 2009, will be voted by the Plan Trustee FOR the election of the six (6) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2009.

Voting of Shares and Principal Holders Thereof

At the close of business on March 2, 2009, which is the Record Date for determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof, **Fulton had**

175,431,657 shares of common stock outstanding and entitled to vote. There is no other class of common stock outstanding. As of the Record Date, 3,201,402 shares of Fulton common stock were held by FFA, as sole fiduciary. The shares held by FFA as sole fiduciary represent, in the aggregate, approximately 1.82 percent of the total shares outstanding and will be voted FOR the election of the six (6) nominees identified in this Proxy Statement, FOR a non-binding resolution to approve the compensation of the named executive officers, and FOR the ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2009.

A majority of the outstanding common stock present in person or by proxy constitutes a quorum for the conduct of business. The judge of election will treat shares of Fulton common stock represented by a properly signed and returned proxy as present at the Annual Meeting for purposes of determining a quorum, without regard to whether the proxy is marked as casting a vote or abstaining. Likewise, the judge of election will treat shares of common stock represented by broker non-votes [1] as present for purposes of determining a quorum.

Each share is entitled to one vote on all matters submitted to a vote of the shareholders. A majority of the votes cast at a meeting at which a quorum is present is required in order to approve any matter submitted to a vote of the shareholders, except for the election of directors, or in cases where the vote of a greater number of shares is required by law or under Fulton's Articles of Incorporation or Bylaws.

In the case of the election of directors, the six (6) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors for terms of one year. The affirmative vote of a majority of the common shares represented and voting at the Annual Meeting is required for approval of the non-binding resolution to approve the compensation of the named executive officers and ratification of Fulton's independent auditor. Abstentions and broker non-votes will be counted as shares that are present at the meeting, but will not be counted as votes cast on the election of directors, the non-binding resolution to approve the compensation of the named executive officers, or for the ratification of Fulton's independent auditor. Abstentions and broker non-votes will have no effect on the director election, the non-binding resolution concerning executive compensation or the ratification of Fulton's independent auditor, since only votes cast will be counted.

To the knowledge of Fulton, on the Record Date, no person or entity owned of record or beneficially more than five percent of the outstanding common stock of Fulton, except those listed on page 9 under "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners."

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of the six (6) nominees identified in this Proxy Statement to serve for one-year terms, FOR the non-binding resolution to approve the compensation of the named executive officers, and FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2009.

Shareholder Proposals

Shareholder proposals intended to be considered for inclusion in Fulton's proxy statement and proxy for the 2010 Annual Meeting must be received at the principal executive offices of Fulton at One Penn Square, Lancaster, Pennsylvania no later than November 26, 2009. Any shareholder proposal not received at Fulton's principal executive offices by February 9, 2010, which is 45 calendar days before the one year anniversary of the date Fulton released the previous year's annual meeting proxy statement to shareholders, will be considered untimely and, if presented at the 2010 Annual Meeting, the proxy holders will be able to exercise

[1] Broker non-votes are shares of common stock held in record name by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary voting power, and (iii) the record holder has indicated on the proxy or otherwise notified Fulton that it does not have authority to vote such shares on that matter.

discretionary authority to vote on any such proposal to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. All shareholder proposals must comply with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, as well as Fulton's Bylaws.

Generally, a shareholder may not submit more than one proposal, and the proposal, including any accompanying supporting statement, may not exceed 500 words. In order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Fulton common stock for at least one year before the date the proposal is submitted. Any shareholder submitting a shareholder proposal to Fulton must also provide Fulton with a written statement verifying ownership of stock and confirming the shareholder's intention to continue to hold the stock through the date of the 2010 Annual Meeting. The shareholder, or a qualified representative, must attend the 2010 Annual Meeting in person to present the proposal. The shareholder must continue to hold that stock through the date of the 2010 Annual Meeting.

Contacting the Board of Directors

Any shareholder of Fulton who desires to contact the Board of Directors may do so by writing to: Board of Directors, Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. These written communications will be provided to the Chair of the Executive Committee of the Board of Directors who will determine further distribution based on the nature of the information in the communication. For example, communications concerning accounting, internal accounting controls or auditing matters will be shared with the Chair of the Audit Committee of the Board of Directors.

Code of Conduct

Fulton has had a written Code of Conduct ("Code") for over two decades that governs the conduct of its directors, officers and employees. The Code was revised in 2004 to comply with the requirements of the Sarbanes-Oxley Act of 2002 and NASDAQ listing standards, and Fulton provides the Code to each director, officer and employee. In 2006, Fulton updated the Code to include a new process for filing anonymous complaints and to make other minor changes. The Code was last updated by Fulton in 2008 to include a hotline number and make other minor changes, and a current copy of the Code can be obtained, without cost, by writing to the Corporate Secretary at: Fulton Financial Corporation, P.O. Box 4887, One Penn Square, Lancaster, PA 17604. The current Code is also posted and available on Fulton's website at www.fult.com.

SELECTION OF DIRECTORS

General Information

The Bylaws of Fulton provide that the Board of Directors shall consist of not less than two nor more than thirty-five persons and that the Board of Directors shall determine the number of directors. On December 18, 2007, Fulton amended and restated its Bylaws. As a result of the December 18, 2007 amendment and restatement of the Bylaws, beginning with the 2009 Annual Meeting, nominees elected to the Board of Directors shall be elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting shall serve the remainder of their elected term, even if greater than one year.

A majority of the Board of Directors may increase or decrease the number of directors between meetings of the shareholders. Any vacancy occurring in the Board of Directors, whether due to an increase in the number of directors, resignation, retirement, death or any other reason, may be filled by appointment by the remaining directors. Any director who is appointed to fill a vacancy shall hold office until the next Annual Meeting of the shareholders and until a successor is elected and shall have qualified. In March 2009, in accordance with Article IV, Sections 5 and 6 of Fulton's Bylaws, which require the Chairman and President to be members of the Board of Directors, the Board of Directors increased the size of the Board by one (1), to sixteen (16), appointed President and Chief Operating Officer E. Philip Wenger to the Board, and nominated him for election for a one-year term at the 2009 Annual Meeting.

On September 16, 2008, the Board of Directors of Fulton adopted amended and restated Bylaws that increased the age limit for director nominees and mandatory retirement from seventy (70) years to seventy-two (72) years of age. As a result, Fulton's Bylaws limit the age of director nominees, and no person shall be nominated for election as a director who will attain the age of seventy-two (72) years on or before the date of the Annual Meeting at which he or she is to be elected. There is also a mandatory retirement provision in the Bylaws, which states that the office of a director shall be considered vacant at the Annual Meeting next following the director's seventy-second (72) birthday. In addition, Fulton has adopted a Voluntary Resignation Policy for Non-Management Directors that generally requires a director to tender his or her resignation when the director's effectiveness as a member of the board may be substantially impaired. This includes, but is not limited to: a director failing to attend at least 62.5% of meetings without a valid excuse; an extension of credit by a Fulton affiliate bank to a director or their related interest being classified as nonaccrual, past due, restructured or a potential problem; and relocation of a director's residence or business outside of Fulton's market area. While the Fulton policy sets forth events which might cause a director to tender his or her resignation, it also directs Fulton's board to consider carefully, on a case-by-case basis, whether or not Fulton should accept such a resignation.

Procedure for Shareholder Nominations

Section 3 of Article II of the Bylaws of Fulton requires that nominations, other than those made by the Nominating and Corporate Governance Committee of the Board of Directors, shall be made in writing and shall be delivered or mailed to the Chairman of the Board or the Corporate Secretary not less than the earlier of (a) one hundred twenty (120) days prior to any meeting of shareholders called for the election of directors or (b) the deadline for submitting shareholder proposals for inclusion in a proxy statement and form of proxy as calculated under Rule 14a-8(e) promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (or any successor provision thereto). The notice to the Chairman of the Board or the Corporate Secretary of a nomination, other than one made by the Nominating and Corporate Governance Committee, shall set forth (i) the name and address of the shareholder who intends to make the nomination and a representation that the shareholder is a holder of record of stock of Fulton entitled to vote at such meeting and intends to be present in person or by proxy at such meeting to nominate the person or persons to be nominated, (ii) the name, age, business address and residence address of each nominee proposed in such notice, (iii) the principal occupation or employment of each such nominee, (iv) the number of shares of capital stock of Fulton that are beneficially owned by each such nominee, (v) a statement of qualifications of the proposed nominee and a letter from the nominee affirming that he or she will agree to serve as a director of Fulton if elected by the shareholders, (vi) a description of all arrangements or understandings between the shareholder submitting the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and (vii) such other information regarding each nominee proposed by the shareholder as would have been required to be included in the proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by or at the direction of the Board of Directors. The chairman of the meeting shall determine whether nominations have been made in accordance with the requirements of the Bylaws and, if the chairman determines that a nomination is defective, the nomination and any votes cast for the nominee shall be disregarded.

Director Qualifications

In considering any individual nominated for board membership, Fulton considers a variety of factors, including whether the candidate is recommended by executive management; the individual's professional and personal qualifications, including business experience, education and community and charitable activities; and the individual's familiarity with a market or markets in which Fulton is located or is seeking to locate, or with a market that is similar to those in which Fulton is located or is seeking to locate. In 2004, the Board of Directors formed the Nominating and Corporate Governance Committee of the Board, whose members are independent in accordance with the NASDAQ listing standards. The Nominating and Corporate Governance Committee members are responsible for recommending director nominees to the Board of Directors. The charter for the Nominating and Corporate Governance Committee is posted and available on Fulton's website at www.fult.com.

ELECTION OF DIRECTORS – PROPOSAL ONE

General Information

For the 2009 Annual Meeting, the Board of Directors has fixed the number of directors at sixteen (16). There are ten (10) continuing directors whose terms of office will expire at either the 2010 Annual Meeting or the 2011 Annual Meeting. Pursuant to Fulton's Bylaws, as amended, beginning with the 2009 Annual Meeting, nominees to the Board of Directors shall be elected for one-year terms. Subject to Fulton's retirement provisions, directors elected prior to the 2009 Annual Meeting shall serve the remainder of their elected term, even if greater than one year. The Board of Directors has nominated the following six (6) persons for election to the Board of Directors for a term of one year:

2009 Director Nominees

Jeffrey G. Albertson
Craig A. Dally
Rufus A. Fulton, Jr.
Willem Kooyker
R. Scott Smith, Jr.
E. Philip Wenger

Each of the above nominees is presently a director of Fulton. Following the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors approved the nomination of the above individuals. In the event that any of the foregoing 2009 director nominees are unable to accept nomination or election, any proxy given pursuant to this solicitation will be voted in favor of such other persons as the Board of Directors of Fulton may recommend. However, the Board of Directors has no reason to believe that any of its director nominees will be unable to accept nomination or to serve as a director if elected.

Vote Required

The six (6) candidates receiving the highest number of votes cast at the Annual Meeting shall be elected to the Board of Directors. Abstentions and broker non-votes will be counted as shares that are present at the Annual Meeting, but will not be counted as votes cast in the election of directors.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote <u>FOR</u> the election of the six (6) nominees identified in this Proxy Statement to serve for one-year terms.

Information about Nominees, Continuing Directors and Independence Standards

Information concerning the six (6) persons nominated by the Board for election to the Board of Directors of Fulton at the 2009 Annual Meeting and concerning the other continuing directors is set forth below, including whether they were determined by the Board of Directors to be independent for purposes of the NASDAQ listing standards.

Fulton is a NASDAQ listed company and follows the NASDAQ listing standards for Board and committee independence. At its January 2009 meeting, the Board of Directors determined that twelve (12) of Fulton's current sixteen (16) directors are independent, as defined in the applicable NASDAQ listing standards. Specifically, the Board of directors found that Directors Albertson, Bowman, Chryst, Dally, Freer, Fulton, Hodges, Holleran, Kooyker, Lesher, Shirk and Stewart met the definition of independent director in the NASDAQ listing standards and that each of these directors is free of any relationships that would interfere with his or her individual exercise of independent judgment. In addition, members of the Audit Committee of the Board of Directors meet the more stringent requirements for independence under the NASDAQ listing standards for service on the Audit

Committee. The Board of Directors considered the relationships and other arrangements, if any, of each director when director independence was reviewed, including Fulton's relationships with the law firms with which Directors Albertson, Dally and Shirk are affiliated. The other types of relationships and transactions that were reviewed are more fully described in "Related Person Transactions with Directors and Executive Officers" on page 44.

Director Nominees at the 2009 Annual Meeting and Continuing Directors



JEFFREY G. ALBERTSON (Independent Director), age 68. Director of The Bank since 1989. Attorney, Albertson Law Office (law firm).
- Director of Fulton since 1996 and a Nominee for election at the Annual Meeting.



JOHN M. BOND, JR., age 65. Chairman of the Board and Director of The Columbia Bank since 1987. Mr. Bond was Chief Executive Officer of The Columbia Bank until his retirement on December 31, 2006. Mr. Bond also serves as a director of the Federal Home Loan Bank of Atlanta.
- Director of Fulton since 2006 and current term ends 2011.



DONALD M. BOWMAN, JR. (Independent Director), age 70. Director of Hagerstown Trust Company since 1981. Partner, Bowman Group (trucking and real estate business).
- Director of Fulton since 1994 and current term ends 2010.



DANA A. CHRYST (Independent Director), age 49. Director of Fulton Bank since 2003. Chief Executive Officer and owner of The Jay Group (a marketing fulfillment company).
- Director of Fulton since 2008 and current term ends 2010.



CRAIG A. DALLY (Independent Director), age 52. Director of Lafayette Ambassador Bank since 1990. Attorney, Pierce & Dally, LLP (law firm). Mr. Dally is a member of the Pennsylvania House of Representatives, serving District 138.
- Director of Fulton since 2000 and a Nominee for election at the Annual Meeting.



PATRICK J. FREER (Independent Director), age 59. Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007. President, Strickler Insurance Agency, Inc. (insurance broker).
- Director of Fulton since 1996 and current term ends 2011.



RUFUS A. FULTON, JR. (Independent Director) age 68. Retired Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation. Mr. Fulton also serves as a director of The Aerospace Corp. (research and development for the aerospace industry), Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems), High Real Estate Group (real estate), Lebanon Seaboard Corporation (chemicals and fertilizers) and Highmark, Inc. (health insurance)
- Director of Fulton since 1984 and a Nominee for election at the Annual Meeting.



GEORGE W. HODGES (Independent Director), age 58. Chairman, The Wolf Organization, Inc. (distributors of lumber and building supplies). Mr. Hodges also serves as a director of Burnham Holdings, Inc. (manufacturer of boilers, furnaces, radiators and air conditioning systems) and York Water Company (NASDAQ: YORW), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934.
- Director of Fulton since 2001 and current term ends 2010.



CAROLYN R. HOLLERAN (Independent Director), age 70. Member of the Fulton Bank Great Valley Division Advisory Board. Retired Partner, Jerlyn Associates (real estate investments).
- Director of Fulton since 1994 and current term ends 2011.



WILLEM KOOYKER (Independent Director), age 66. Director of Somerset Valley Bank until it was combined with Skylands Community Bank in 2007. Chairman and Chief Executive Officer, Blenheim Capital Management, LLC (investment management company).
- Director of Fulton since 2005 and a Nominee for election at the Annual Meeting.



DONALD W. LESHER, JR. (Independent Director), age 64. Director of Lebanon Valley Farmers Bank until it was combined with Fulton Bank in 2007. Retired President, Lesher Mack Sales and Service (truck dealership).
- Director of Fulton since 1998 and current term ends 2011.



ABRAHAM S. OPATUT, age 61. Former Chairman of the Board and Director of First Washington State Bank, which was merged into The Bank in February 2007. Mr. Opatut is currently a Director of The Bank and a member of the First Washington Division Advisory Board. President, Colonial Marketing Associates (wholesale foods).
- Director of Fulton since 2005 and current term ends 2011.



JOHN O. SHIRK (Independent Director), age 65. Director of Fulton Bank since 1983. Of Counsel, Barley Snyder LLC (law firm). Mr. Shirk also serves as a director of Eastern Insurance Holdings, Inc. (NASDAQ: EIHI), which is subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934.
- Director of Fulton since 1983 and current term ends 2010.



R. SCOTT SMITH, JR., age 62. Chairman of the Board and Chief Executive Officer, Fulton Financial Corporation. Mr. Smith serves as a director of the American Bankers Association and in March 2008, Mr. Smith joined the Federal Reserve Board's Federal Advisory Council.
- Director of Fulton since 2001 and a Nominee for election at the Annual Meeting.



GARY A. STEWART (Independent Director), age 61. Partner, Stewart Associates (real estate developer) Director of Stewart Companies (manufacturing holding company), and President of Aspen Equity Group LLC (real estate).
- Director of Fulton since 2001 and current term ends 2011.



E. PHILIP WENGER, age 51. President and Chief Operating Officer of Fulton Financial Corporation.
- Director of Fulton since March 2009 and a Nominee for election at the Annual Meeting.

Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners

The following table sets forth the number of shares of common stock beneficially owned as of the Record Date by each director, nominee for director and the named executive officers, Messrs. Smith, Wenger, Nugent, Shreiner and Hill (the "Executives" or "Senior Management" and individually the "Executive"). Except as to the Beneficial Owners listed below, to the knowledge of Fulton, no person or entity owned of record or beneficially on the Record Date more than five percent of the outstanding common stock of Fulton. Unless otherwise indicated in a footnote, shares shown as beneficially owned by each nominee, continuing director or the Executives are held either (i) individually by the person indicated, (ii) individually by the person's spouse or children living in the same household, (iii) jointly with the person's spouse or children living in the same household, or (iv) in the name of a bank, broker or nominee for the account of the person, person's spouse, or the person's children living in the same household. The directors, nominees and the Executives of Fulton, as a group, owned of record and beneficially 5,453,083 [1] shares of Fulton common stock, representing 3.08 percent of such shares then outstanding. Shares representing less than one percent of the outstanding shares are shown with a "*" below.

Name of Beneficial Owner	Title	Number of Common Shares Beneficially Owned [1][2][3]	Percent of Class
Jeffrey G. Albertson	Nominee for Director	238,341 [4]	*
John M. Bond, Jr.	Director	533,007 [5]	*
Donald M. Bowman, Jr.	Director	1,030,301 [6]	*
Dana A. Chryst	Director	3,576	*
Craig A. Dally	Nominee for Director	172,686 [7]	*
Patrick J. Freer	Director	72,746 [8]	*
Rufus A. Fulton, Jr.	Nominee for Director	265,269 [9]	*
Craig H. Hill	Senior Executive Vice President	176,733[10]	*
George W. Hodges	Director	15,088[11]	*
Carolyn R. Holleran	Director	44,630[12]	*
Willem Kooyker	Nominee for Director	356,596[13]	*
Donald W. Lesher, Jr.	Director	155,333[14]	*
Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer	469,022[15]	*
Abraham S. Opatut	Director	434,824[16]	*
John O. Shirk	Director	52,897[17]	*
James E. Shreiner	Senior Executive Vice President	331,493[18]	*
R. Scott Smith, Jr.	Chairman of the Board, Chief Executive Officer and Nominee for Director,	577,009[19]	*
Gary A. Stewart	Director	245,749[20]	*
E. Philip Wenger	President, Chief Operating Officer and Nominee for Director	277,783[21]	*
Total Ownership	Directors and Executives as a Group (19 Persons)	5,453,083	3.08 %
Other Principal Holders			
Barclays Global Investors, NA 400 Howard Street San Francisco, CA 94105	N/A	8,994,082[22]	5.14%

Footnotes

(1) Includes 1,524,794 shares issuable upon the exercise of vested stock options and 11,286 shares of unvested restricted shock, which have been treated as outstanding shares for purposes of calculating the percentage of outstanding shares owned by directors and Executives as a group.

(2) As of the Record Date, none of the listed individuals had pledged Fulton stock except for Mr. Bowman, who has pledged 693,268 shares in connection with lines of credit with other financial institutions.

(3) Fulton does not have a qualifying share requirement for Fulton directors or the Executives.

(4) Mr. Albertson's ownership includes 11,317 shares held in an IRA and 126,505 shares held jointly with his spouse. Also includes 11,555 shares held solely by his spouse and 940 shares in his spouse's IRA.

(5) Mr. Bond's ownership includes 189,069 shares which may be acquired pursuant to the exercise of vested stock options and 136,723 shares held solely by his spouse.

(6) Mr. Bowman's ownership includes 9,321 shares held in an IRA, 161,562 shares held jointly with his spouse, 35,187 shares held solely by his spouse and 9,323 shares in his spouse's IRA. Also includes 282,655 shares held by Bowman Sales & Equipment, Inc.

(7) Mr. Dally's ownership includes 11,026 shares held in an IRA, 2,365 shares held jointly with his spouse and 20,047 shares held as custodian for his children.

(8) Mr. Freer's ownership includes 72,460 shares held jointly with his spouse and 287 shares held solely by his spouse.

(9) Mr. Fulton's ownership includes 8,232 shares held solely by his spouse. Mr. Fulton disclaims any beneficial ownership in the 8,232 shares held by his spouse. Also includes 64,073 shares held in Fulton's 401(k) Retirement Plan.

(10) Mr. Hill's ownership includes 3,244 shares held jointly with his spouse. Also includes 32,435 shares held in Fulton's 401(k) Retirement Plan, 1,759 shares of unvested restricted stock and 139,295 shares which may be acquired pursuant to the exercise of vested stock options.

(11) Mr. Hodge's ownership includes 8,103 shares which may be acquired pursuant to the exercise of vested stock options.

(12) Mrs. Holleran's 44,630 shares are held in a revocable trust.

(13) Mr. Kooyker's ownership includes 194,911 shares held jointly with his spouse, 53,895 shares held by his child and 107,790 shares held in trusts for his children.

(14) Mr. Lesher's ownership includes 10,420 shares held in an IRA, 45,099 shares held jointly with his spouse and 5,426 shares held solely by his spouse.

(15) Mr. Nugent's ownership includes 54,728 shares held solely by his spouse. Also includes 28,799 shares held in Fulton's 401(k) Retirement Plan, 2,638 shares of unvested restricted stock, 11,394 shares held in an IRA and 342,950 shares which may be acquired pursuant to the exercise of vested stock options.

(16) Mr. Opatut's ownership includes 44,225 shares held in various IRA accounts, 200,771 shares held jointly with his spouse and 8,053 shares held solely by his spouse. Also includes 68,364 shares owned by a limited liability company of which Mr. Opatut is a managing member.

(17) Mr. Shirk's ownership includes 17,131 shares held solely by his spouse and 4,618 shares held by his child. Also includes 3,000 shares held by Tipararee, LLC.

(18) Mr. Shreiner's ownership includes 105,840 shares held jointly with his spouse, 1,759 shares of unvested restricted stock and 223,894 shares which may be acquired pursuant to the exercise of vested stock options.

(19) Mr. Smith's ownership includes 3,371 shares of unvested restricted stock, 21,059 shares held in Fulton's 401(k) Retirement Plan and 404,605 shares which may be acquired pursuant to the exercise of vested stock options.

(20) Mr. Stewart's ownership includes 89,635 shares held in a grantor retained annuity trust and 89,283 shares held by the Stewart Foundation. Mr. Stewart disclaims beneficial ownership of any of these shares beyond his pro rata interest in the Stewart Foundation.

(21) Mr. Wenger's ownership includes 37,287 shares held jointly with his spouse, 1,759 shares of unvested restricted stock, 18,910 shares held in Fulton's 401(k) Retirement Plan and 216,878 shares which may be acquired pursuant to the exercise of vested stock options. Also includes 2,475 shares held in Fulton's 401(k) Retirement Plan for his spouse and 475 shares held as custodian for his children.

(22) This information is based solely on a Schedule 13G filed with the SEC and dated February 6, 2009 by Barclays Global Investors, NA., and a group of affiliated entities which reported sole voting and dispositive power as of December 31, 2008 as follows: (i) Barclays Global Investors, NA., sole voting power as to 3,242,208 shares and sole dispositive power as to 4,024,451 shares; (ii) Barclays Global Fund Advisors, sole voting power as to 3,608,522 shares and sole dispositive power as to 4,596,552 shares; (iii) Barclays Global Investors, LTD, sole voting power as to 248,217 shares and sole dispositive power as to 367,573 shares; (and iv) Barclays Global Investors Canada Limited, sole voting power as to 5,506 shares and sole dispositive power as to 5,506 shares.

INFORMATION CONCERNING COMPENSATION

Named Executive Officers

The following persons are the named executive officers of Fulton included in this proxy statement:

Name	Age	Office Held and Term of Office
R. Scott Smith, Jr.	62	Chairman of the Board and Chief Executive Officer of Fulton Financial Corporation since December 2008; Chairman of the Board, President and Chief Executive Officer of Fulton Financial Corporation from January 2006 to December 2008; President and Chief Operating Officer of Fulton Financial Corporation from 2001 to 2005; and Executive Vice President of Fulton Financial Corporation and Chairman, President and Chief Executive Officer of Fulton Bank from 1998 to 2001.
E. Philip Wenger	51	President and Chief Operating Officer of Fulton Financial Corporation since December 2008; Senior Executive Vice President of Fulton Financial Corporation from January 2006 to December 2008 and Chairman of Fulton Bank from October 2006 to February 2009; Chief Executive Officer of Fulton Bank from January 2006 to October 2006; President and Chief Operating Officer of Fulton Bank from 2003 to 2006; and Senior Executive Vice President of the Lancaster, York and Chester County Divisions of Fulton Bank from 2001 to 2003.
Charles J. Nugent	60	Senior Executive Vice President and Chief Financial Officer of Fulton Financial Corporation since January 2001; and Executive Vice President and Chief Financial Officer of Fulton Financial Corporation from 1992 to 2001.
James E. Shreiner	59	Senior Executive Vice President of Fulton Financial Corporation since January 2006; and Executive Vice President of Fulton Financial Corporation and Executive Vice President of Fulton Bank from 2000 to 2005.
Craig H. Hill	54	Senior Executive Vice President of Fulton Financial Corporation since January 2006 and Executive Vice President/Director of Human Resources from 1999 through 2005.

Compensation Discussion and Analysis

Executive Summary

Fulton's overall executive compensation program is designed to enable the Corporation to achieve its compensation objectives, as discussed below. Under Fulton's executive compensation structure, the mix of base salary, incentive bonus and equity compensation varies depending upon the Executive's position. Fulton believes that the compensation of Senior Management, the level of management having the greatest ability to influence Fulton's performance, should have a significant portion of compensation that is performance-based, while lower levels of management should receive a greater portion of their compensation in base salary.

Fulton believes that it needs to offer competitive compensation in order to recruit and retain qualified officers and employees, and that Executive compensation should reflect Fulton's overall performance and the contribution of its Executives to that performance. Taking into consideration the variable compensation bonus plan for the Executives introduced in 2006 and discussed below ("Variable Compensation Bonus Plan" or "Variable Plan"), and based on a review of base salaries, Fulton believes that its compensation program is competitive and well balanced between cash, non-cash and incentive elements and that the base salaries of the Executives are appropriate based on their level of experience, positions, responsibilities and recent performance. Fulton's compensation program also included employment agreements entered into with its Executives which are designed to provide reasonable severance benefits in specified circumstances. For 2008, the Board of Directors determined the compensation for the Executives, after receiving recommendations from the Executive Compensation Committee ("Compensation Committee" or "Committee"). The recommendations of the Committee were based upon external salary comparisons of selected peer institutions and an evaluation of the individual performance of each Executive. Fulton's executive compensation program is based, to a significant degree, on peer information, as discussed in "Use of Peer Groups" on page 17, and on the recommendations of the Committee's compensation consultant.

As described further below, in 2008 Fulton became a participant in the Capital Purchase Program which was authorized under the Emergency Economic Stabilization Act of 2008. Therefore, Fulton and the Executives are subject to the executive compensation provisions of the Emergency Economic Stabilization Act of 2008, as amended.

Compensation Philosophy

Objectives. Fulton's executive compensation philosophy and program are intended to achieve three objectives:

- Align interests of the Executives with shareholder interests - Fulton believes that the interests of the Executives should be closely aligned with those of its shareholders. Fulton attempts to align these interests by evaluating the Executives' performances in relation to key financial measures which it believes correlate to consistent long-term shareholder value and increasing profitability, without compromising Fulton's conservative company culture and overall risk profile.

- Link pay to performance – Fulton believes in a close link between pay to the Executives and the overall performance of Fulton on both a short-term and long-term basis. It seeks to reward the Executives' contributions to the achievement by Fulton of its financial and non-financial goals and to differentiate rewards to individuals, based on their contributions.

- Attract, motivate and retain talent - Fulton believes its long-term success is closely tied to the attraction, motivation and retention of highly talented employees and a strong management team. While setting its overall compensation package at a competitive level is essential in competing for talent in a competitive market, Fulton also believes that non-monetary factors, such as a desirable work environment and successful working relationships between employees and managers, are critical to providing a rewarding employee experience.

To achieve these three objectives, Fulton provides the following elements of executive compensation:

• Base Salary - Fulton pays competitive base salaries in line with the market median at comparable peer companies. Base salaries are set to reflect job responsibilities, individual experience and tenure.

• Annual Performance Awards - Annual incentives are designed to motivate performance and focus the attention of the Executives on the achievement of business goals. Fulton believes that earnings per share ("EPS") growth relative to its peers is a critical measure for future success. Although Fulton believes in paying near the median in total cash compensation for expected performance, annual performance awards provide the Executives with the opportunity to earn cash compensation above the median for superior performance under the Variable Plan.

• Equity Awards - Fulton believes in providing long-term incentives in the form of equity in order to focus the Executives on delivering long-term performance and shareholder value. The long-term incentive program is designed to provide the Executives with a long-term wealth-building opportunity, while balancing potential market volatility and risk. Fulton believes in equity award levels that are fair and market competitive, but not excessive.

• Benefits - Fulton believes in providing benefits that are competitive in the marketplace and that encourage the Executives to remain with the Corporation. Retirement benefits are designed to provide reasonable long-term financial security.

• Perquisites - Consistent with its conservative culture, Fulton believes in providing basic perquisites that are necessary for conducting business.

Committee Membership and Role

Each member of the Compensation Committee qualifies as an independent director under the NASDAQ listing standards. The Compensation Committee is currently comprised of six independent directors, including the Committee Chair and Vice Chair, all of whom are elected annually by Fulton's Board of Directors. There are no interlocking relationships, as defined in the regulations of the Securities and Exchange Commission ("SEC"), involving members of the Committee. For a further discussion on director independence, see the "Information about Nominees, Continuing Directors and Independence Standards" section on page 6 of this proxy statement.

Pursuant to its charter, which is available on Fulton's website at www.fult.com, and consistent with NASDAQ rules, the role of the Compensation Committee is to assist the Board of Directors in evaluating and setting salaries, bonuses and other compensation of the Executives, to administer Fulton's equity and other compensation plans (except those plans in which all employees may participate), and to take such other actions, within the scope of its charter, as the Committee deems necessary and appropriate.[1] The Committee relies upon such performance data, statistical information and other data regarding executive compensation programs, including information provided by Fulton's Human Resources Department, Fulton's officers and

[1] The Human Resources Committee of the Board focuses on compensation and benefit plans in which all employees, or nearly all employees, are eligible to participate, including the holiday bonus program and Employee Stock Purchase Program. The Human Resources Committee also determines which non-executive officers receive change in control agreements. While the Human Resources Committee is responsible for these broad based employee plans and actions, the Compensation Committee is responsible for compensation items with respect to Fulton's CEO and the other Executives.

outside advisors, as it deems appropriate. The Committee has unrestricted access to individual members of management and employees and may ask them to attend any Committee meeting or to meet with any member of the Committee. The Committee also has the power and discretion to retain, at Fulton's expense, such independent counsel and other advisors or experts, as it deems necessary or appropriate to carry out its duties.

Management assists the Committee in recommending agenda items for these meetings and by gathering and producing information for Committee meetings. As requested, the Chief Executive Officer ("CEO") and other members of Senior Management participate in Committee meetings to provide background information, compensation recommendations, performance evaluations and other items requested by the Committee. As part of the performance evaluation process, all the Executives are asked to complete an annual self-assessment of their overall performance. The CEO's self-assessment is reviewed by the Committee. The self-assessment forms prepared by the other Executives are reviewed by the CEO, who is asked to provide the Committee with his comments and recommendations with respect to the performance of the other Executives. Members of Senior Management are not present for the Committee's deliberations and decisions with respect to their individual compensation. The Board of Directors makes all final determinations regarding the compensation of the Executives, after a recommendation by the Committee.

The Fulton executive compensation process consists of establishing targeted overall compensation for each Executive and then allocating that compensation among base salary, incentive compensation and equity awards. Fulton does not have a policy or an exact formula with regard to the allocation of compensation between cash and non-cash elements. Consistent with Fulton's compensation philosophy, the Compensation Committee determines the amount of each type of compensation for the Executives by: reviewing publicly available executive compensation information of the peer group companies; consulting with outside advisors and experts; considering the job complexity and scope of the individual's position; consulting with the CEO with respect to the other Executives; assessing possible demand for the Executives by competitors and other companies; and evaluating the compensation appropriate to attract executives to Lancaster, Pennsylvania.

For 2008, the Compensation Committee reviewed the amounts payable under each individual element of compensation, as well as in the aggregate, for each Executive and concluded that the compensation paid to each Executive was appropriate. Similar to prior years, the Compensation Committee plans to review the Executives' 2008 performance and their base salary and other elements of compensation in the first quarter of 2009. However, due to the severity of the current economic downturn and its impact on financial institutions, Fulton has already decided to cease merit pay increases throughout the Corporation, and including the Executives, effective March 1, 2009 and through February 28, 2010. The current base salary amounts for the Executives in 2009 are listed in footnote 1 of the "Summary Compensation Table" on page 27.

Emergency Economic Stabilization Act of 2008

On December 23, 2008, Fulton, as part of the United States Department of the Treasury's (the "Treasury") Capital Purchase Program (the "CPP") included in the Emergency Economic Stabilization Act of 2008 (the "EESA"), entered into a letter agreement with Treasury to sell 376,500 shares of Fulton's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation amount per share of $1,000, for total proceeds of $376.5 million. As a condition to the closing of the CPP transaction, each Executive, (i) executed a waiver voluntarily waiving any claim against the Treasury or Fulton for any changes to such Executive's compensation or benefits that are required to comply with the regulation issued by Treasury under the EESA as published in the Federal Register on October 20, 2008 and acknowledging that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including so-called "Golden Parachute" provisions as defined in Section 280G of the Internal Revenue Code) as they relate to the period during which Treasury holds any equity or debt securities of Fulton acquired through the CPP; and (ii) entered into a letter agreement with Fulton amending the compensation and benefit plans with respect to such Executive, during the period that Treasury owns any debt or equity securities of Fulton acquired pursuant to the CPP transaction, as necessary to comply with Section 111(b) of the EESA (the "CPP Letter Agreements"). The CPP Letter Agreements require, among other things, that Executive bonus and incentive compensation be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, and also prohibit Golden Parachute payments to the Executives. The CPP Letter Agreements make the Executives ineligible to receive compensation under any financial performance plan that the Compensation Committee determines includes incentives for the Executive to take unnecessary and excessive risks that threaten the value of Fulton.

As required by Treasury in connection with Fulton's participation in CPP, in January 2009, the Compensation Committee conducted an evaluation of the incentive compensation arrangements in which the Executives participate to identify any features of those arrangements that could lead the Executives to take unnecessary and excessive risks that could threaten the value of Fulton. The Compensation Committee's evaluation had three distinct phases: first, discussing with Fulton's senior risk officers the risks (along with the risk management controls currently in place) identified by Fulton's risk management committee that Fulton faces that could threaten its value; second, identifying whether there are features of the executive compensation program and incentive compensation arrangements that could induce the Executives to take such risks; and third, taking any necessary actions to limit the features of Fulton's incentive compensation arrangements to ensure the Executives are not encouraged to take unnecessary and excessive risks that could threaten the value of Fulton. In this regard, the Committee's discussion with Fulton's senior risk officers provided the Committee with the opportunity to develop a better understanding of the material risks, which the Corporation currently faces and the risk management controls it undertakes to manage those risks. The Committee concluded that the incentive compensation arrangements for the Executives do not encourage the Executives to take unnecessary and excessive risks that threaten the value of Fulton.

Fulton operates in a highly complex business environment, where Fulton competes with many well-established financial services businesses. The annual cash-based incentive component of our executive compensation program involves plan awards under the Variable Plan that are payable if pre-established corporate and individual performance objectives are achieved. The Executives did not receive a payout under the Variable Plan for 2008 and 2007 because the threshold trigger in each of these years was not achieved. Fulton's equity compensation plan, the 2004 Stock Option and Compensation Plan (the "2004 Option Plan"), also has a funding trigger based on Fulton's performance relative to its peers before awards are made to the individual Executives. The Committee believes that the Variable Plan and the 2004 Option Plan further Fulton's long-term business plan and ensure that the interests of the Executives are aligned with the interests of our shareholders. The Variable Plan does so by offering the Executive the opportunity to earn an annual incentive cash bonus upon achieving both an established corporate performance goal and certain specific individual performance goals, and the 2004 Option Plan does so by offering the Executive the opportunity to earn longer term compensation through stock options and restricted stock.

As described on page 21 under "Options and Restricted Shares," the long-term incentive component of Fulton's executive compensation consists of two types of equity awards, stock options and restricted stock. The Committee believes that the size of these awards relative to total compensation is appropriate for these purposes, while still providing the Executives with the incentive to focus their efforts on achieving long-term performance goals and increasing shareholder value.

As noted above, the Committee has reviewed the design and operation of Fulton's incentive compensation arrangements, including the performance objectives and target levels used in connection with incentive awards, and evaluated the relationship between Fulton's risk management policies and practices and these arrangements. The Committee believes that the combination of cash and equity incentives reflected in Fulton's executive compensation program is consistent with Fulton's risk profile as maintained by these policies and practices and does not encourage the Executives to take excessive and unnecessary risks that threaten the value of the Corporation.

American Recovery and Reinvestment Act of 2009

The American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law by President Obama on February 17, 2009. This new legislation contains expansive new restrictions on executive compensation for CPP participating financial institutions such as Fulton. The ARRA expands certain executive compensation restrictions and requirements previously imposed by the EESA. As of the date the Committee reviewed this Compensation Discussion and Analysis section, Treasury had not issued new guidelines, and the discussions herein utilize Treasury's existing executive compensation guidance contained in Treasury's Interim Final Rules published on October 20, 2008, January 16, 2009 and February 4, 2009.

Because the regulations required under the ARRA have not yet been issued, the ultimate impact of these limitations on Fulton's executive compensation program is uncertain. Subject to any future guidelines issued by Treasury, some of the new ARRA executive compensation provisions that will impact Fulton in the future during the period in which any obligation arising from financial assistance authorized by the EESA (the "TARP Assistance Period") are:

- a prohibition on certain payments upon departure to the Executives and any of the next five most highly compensated employees of Fulton during the TARP Assistance Period;

- a prohibition on paying or accruing any bonus, retention award, or incentive compensation to the Executives and the ten next most highly compensated employees during the TARP Assistance Period, except for the payment of long-term restricted stock that does not fully vest during the TARP Assistance Period and that has a value not greater than one-third of the total amount of the annual compensation of the employee receiving the stock; and

- a requirement to hold an annual, non-binding shareholder vote to approve the compensation of the Executives during the TARP Assistance Period.

In accordance with the ARRA and recent guidance issued by the SEC, the Board of Directors has authorized that a non-binding shareholder vote to approve the Company's compensation of the Executives be included in this proxy statement for the 2009 Annual Meeting. See "Non-Binding Proposal Concerning Fulton's Executive Compensation" on page 41.

Other provisions of the ARRA require CPP participants, such as Fulton, to establish a board compensation committee that must meet at least semi-annually to discuss and evaluate employee compensation plans to assess any risk posed to the company from the plans, to adopt a company-wide policy regarding "excessive" or "luxury" expenditures, as identified by the secretary of the Treasury and to annually file a written certification of the company's CEO and CFO as to the company's compliance with the applicable requirements of the ARRA.

Use of Consultants

The Compensation Committee has retained a single external compensation consultant. The Hay Group has been retained by the Committee at various times from 2005 to 2009 to review and directly report to the Committee on certain aspects of executive compensation, as more particularly described below. Fulton does not have a policy that limits the other services that an executive compensation consultant can perform, but Fulton has not engaged the Hay Group for any other projects except for those directed by the Committee and which were limited to engagements involving the compensation of the Executives and Fulton's directors. Specific instructions and directions given to the consultant and fees to be paid were generally outlined in individual engagement letters with respect to the scope and performance of its duties under each project. In general, however, the Hay Group was instructed and directed to compare Fulton's current compensation practices with its peers and, based on that comparison, to recommend changes in Fulton's compensation practices that were consistent with Fulton's compensation philosophy and objectives.

In 2008, the Hay Group was engaged to assist the Committee in refining and better articulating Fulton's compensation philosophy, and to provide advice, analysis and recommendations regarding possible modifications to Fulton's long-term incentive plans, including the introduction of performance based restricted stock. The Hay Group also performed a compensation market analysis for Fulton's Executives, and provided a salary increase recommendation for Mr. Wenger in connection with his position change in December 2008.

Use of Peer Groups

The Compensation Committee has used two different peer groups of bank holding companies over the last few years for purposes of making a comparative analysis of compensation of Fulton and its peers. The Committee believes that, by focusing more on performance pay opportunities for the Executives as it does in the Variable Plan described below, it can more closely align Fulton's compensation program with shareholder interests. Fulton utilizes two peer groups. The first group includes bank holding companies that are members of the peer group used by Fulton for purposes of the Performance Graph showing the total return performance for the last five years on page 16 of the Fulton Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Performance Peer Group"). The Performance Peer Group is used to determine the annual option and restricted stock equity awards as discussed below, and to determine whether the performance threshold for the Variable Plan has been achieved. The Performance Peer Group includes bank holding companies that, at the time of selection in 2004, were generally comparable to Fulton in terms of asset size, although they were not necessarily comparable in terms of financial performance.

For the evaluation of the base salary and other elements of compensation of the Executives, the Hay Group assisted in the development of a second, smaller peer group (the "Comparator Peer Group"). This second peer group consists of a majority of the members from the Performance Peer Group plus one other bank holding company. The Comparator Peer Group members were selected because they generally were, based on 2006 data, similar to Fulton in asset size; operating in the same geographic markets; comparable to Fulton in areas such as lines of business; or in competition with Fulton for executive talent or customers. The Comparator Peer Group, as a group, had a median total asset size of $16 billion based on 2007 data used by the Hay Group. When a peer group member announces that it is being acquired, Fulton has historically deleted the company from the Performance Peer Group and Comparator Peer Group. In December 2008, the Hay Group recommended changes to the Comparator Peer Group as part of a market review of Fulton's Executive Compensation. First Horizon National Bank and Northwest Bancorp, Inc. were deleted from the Comparator Peer Group because, relative to Fulton, they were different in size. In addition, Fulton had already removed Commerce Bancorp, Inc. and Compass Bancshares, Inc. due to the acquisition of these companies since the Comparator Group was originally selected in 2006. The four replacements proposed by the Hay Group and accepted by the Committee in 2008 were existing members of the Performance Peer Group and they were: BOK Financial Corporation; The Colonial BancGroup, Inc.; First Merit Corporation; and Valley National Bancorp.

The members of the Performance Peer Group and the Comparator Peer Group as of December 31, 2008 were:

Fulton Peer Group Table

Peer Group Member (Stock Symbol)	Performance	Comparator
Associated Bancorp (ASBC)	X	X
Bancorp South, Inc. (BXS)	X	
Bank of Hawaii Corporation (BOH)	X	
BOK Financial Corporation (BOKF)	X	X
Citizens Republic Bancorp, Inc. (CRBC)	X	
City National Corporation (CYN)	X	
The Colonial BancGroup, Inc. (CNB)	X	X
Commerce Bancshares, Inc. (CBSH)	X	X
Cullen/Frost Bankers, Inc. (CFR)	X	
First Citizens BancShares, Inc. (FCNCA)	X	X
First Midwest Bancorp, Inc. (FMBI)	X	
First Merit Corporation (FMER)	X	X
International Bancshares Corporation (IBOC)	X	
Old National Bancorp (ONB)	X	
The South Financial Group, Inc. (TSFG)	X	X
Susquehanna Bancshares, Inc. (SUSQ)	X	X
TCF Financial Corporation (TCB)	X	X
Trustmark Corporation (TRMK)	X	
UMB Financial Corporation (UMBF)	X	
United Bankshares, Inc. (UBSI)	X	X
Valley National Bancorp (VLY)	X	X
Webster Financial Corp. (WBS)		X
Whitney Holding Corporation (WTNY)	X	
Wilmington Trust Corporation (WL)	X	X

Elements of Executive Compensation

Fulton's executive compensation program currently provides a mix of base salary, incentive bonus, equity based plans, retirement plans, health plans and other benefits as follows:

Base Salary. Base salary is a critical element of executive compensation because it provides Executives with a base level of monthly income. Fulton seeks to provide the Executives with a level of cash compensation in the form of base salary appropriate for the person and position. In 2008, the Compensation Committee retained the Hay Group for a review of the annual base pay of the Executives to insure that the Corporation was offering competitive pay. This market analysis review compared each Executive's level of compensation to similar executives in the Comparator Peer Group discussed above. The methodology utilized by the Hay Group also considered salary data from its financial services database.

In making recommendations to the Board of Directors regarding the appropriate levels of executive compensation for 2008, the Committee considered each Executive's level of achievement of his individual performance factors established under the Variable Plan. In setting the base salaries of the Executives, the Compensation Committee also considered and targeted base salary plus other compensation paid by members of the Comparator Peer Group to peer officers with similar job content and responsibilities to the Executives.

With regard to the compensation paid to the CEO, the Committee considered his performance level based on a scorecard that includes the attainment of performance goals, results of management decisions made by the CEO, earnings of Fulton during the previous year and other factors such as the Committee members' perspective of his overall performance. With regard to the compensation paid to the other Executives, the Committee considered information provided by the CEO as to each Executive's level of individual performance, attainment of performance goals, contribution to the organization and salary history during the past four years, as well as the Committee's own perceptions of the performance of each Executive. The Committee considered Hay Group's 2008 market analysis in determining the base salary increase for Mr. Wenger's promotion to President and Chief Operating Officer in December 2008. The current annual base salaries for all the Executives appear in footnote 1 of the "Summary Compensation Table" on page 27.

Variable Compensation Bonus Plan. The Compensation Committee believes that annual performance-based incentive bonuses are valuable in recognizing and rewarding individual achievement. On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the Committee, a cash incentive compensation structure, the Variable Plan.

Prior to the approval of the Variable Plan in 2006, the Compensation Committee and the Board of Directors, with the assistance of and recommendations from the Hay Group, discussed the use of various performance threshold measures. Fulton's Variable Plan is designed so that no incentive bonus is paid unless Fulton achieves the predetermined EPS performance threshold metric compared to the Performance Peer Group. For 2006, a threshold performance target was established that required Fulton's 2006 EPS growth to be in the top two-thirds of the Performance Peer Group in order for the Executives to be eligible for a payment under the Variable Plan. The Committee viewed this performance target as a reachable target, but not a target which guarantees payment of an incentive bonus. The Committee used the same threshold performance target in 2007 and 2008. In future years, however, a different threshold performance target may be used. The Performance Peer Group was selected because it represents a broad, national cross section of companies similar in size to Fulton.

Under the Variable Plan, if the predetermined EPS threshold is achieved, each Executive is eligible to receive a payout of an established percentage of base salary for prior year performance, with the possibility of achieving a higher amount for superior performance, up to a pre-set maximum. These payouts are based on the results of each Executive's individual scorecard of critical performance factors that are tailored to his position and job responsibilities. Generally, performance factors that are more directly aligned with the interests of shareholders are given greater weight. Based upon the recommendation from Fulton's compensation consultant and a market review when the Variable Plan was approved originally, the Compensation Committee determined that the threshold, target and maximum bonus amounts payable to the each Executive should be a percentage of the Executive's base salary. For Mr. Smith, the 2008 percentages were 25%, 50% and 100%. For Mr. Hill, the 2008 percentages were 12.5%, 25% and 43%, and 17.5%, 35% and 60% for the other Executives, respectively.

The Compensation Committee understands that stock price performance is subject to a variety of factors. Recognizing that many of these factors are outside Fulton's control, the Compensation Committee selected the EPS performance metric because it believes it best promotes Fulton's fundamental business objectives and strategy. At its March 2009 meeting, the Committee determined that Fulton had not achieved the 2008 EPS threshold of being in the top two-thirds of the Performance Peer Group. As a result and due to the current economic and financial environment, no payments under the Variable Plan were awarded to the Executives or other eligible officers of Fulton and its subsidiaries for 2008 performance.

While the threshold performance metric for 2008 was not achieved, and no payment under the Variable Plan was made to the Executives, the following is a summary of the critical performance factors on the individual scorecards for the Executives, plus the methodology used in determining the scorecard performance of the Executives.

Mr. Smith's 2008 scorecard contained four critical performance factors, with each factor weighted according to importance. The first factor was SUPERIOR FINANCIAL PERFORMANCE that included five equally weighted sub-categories: Earnings per Share growth vs. Peers; Five-year Average Total Shareholder Return vs. Peers; Net Interest Income Growth vs. Peers; Growth in Core Deposits vs. Peers; and Growth in Loans vs. Peers. The second factor was SUPERIOR OPERATING EFFICIENCY that included the following equally weighted subcategories: Net Charge Offs to Average Loans; Investment Portfolio Performance; and Regulatory Compliance. The third factor was SUPERIOR CUSTOMER SATISFACTION that included Customer Service Management and a Fulton Partners measurement. The fourth performance factor was SUPERIOR EMPLOYEE SATISFACTION that included the following equally weighted subcategories: Management Succession; Corporate Diversity; Corporate Reward Strategy; Employee Morale/Strategic People Initiatives; and Community Involvement.

In the first performance factor of financial performance, Mr. Smith's result was to be primarily determined objectively by Fulton's quartile ranking in its Performance Peer Group for each subcategory. The last three factors involved both objective and subjective measurements. For the objectively measured performance categories, Mr. Smith, depending upon Fulton's quartile ranking among its peers, could receive a rating of "Excellent Results" (1st Quartile and a numerical score of "4"), "What is expected" (2nd Quartile and a numerical score of "3"), "Making Progress" (3rd Quartile and a numerical score of "2"), or "Below Expectations" (4th Quartile and a numerical score of "1"). The Compensation Committee, based on its subjective determination, uses the same four rankings for determining Mr. Smith's achievement of the other performance factors. The weighting given to each of the performance factors for Mr. Smith appears in the chart below.

The scorecards for each of the other Executives were similar to Mr. Smith's scorecard. As shown in the chart below, each of the Executives had similar critical performance factors. However, each Executive's scorecard was tailored to his specific position and corresponding job responsibilities through different weights given to each Executive's performance factors and by the specific subcategories included in each Executive's performance factors.

Although several subcategories of each Executive's performance factors were similar, there were some differences. For example, Mr. Wenger's SUPERIOR FINANCIAL PERFORMANCE factor included a subcategory of Net Income Growth compared to Fulton's Budget as well as Peers. Similarly, Mr. Nugent's SUPERIOR OPERATING EFFICIENCY factor included subcategories for Credit Rating, Interest Rate Risk, Total Risk-Based Capital, Tax Position, Liquidity and Funding, Efficiency Ratio, and Expense Control for certain departments. For Mr. Shreiner, the SUPERIOR OPERATING EFFICIENCY included Lean Process Improvement. Finally, Mr. Hill's SUPERIOR CUSTOMER SATISFACTION factors include Trainer Ranking, Trainer Attendee Satisfaction and a Manager/Client Survey.

For all of the Executives, the methodology used to determine scorecard performance criteria was to design performance measurement parameters for each factor so each Executive's actual performance could be measured, for the most part, based on specific objective measurements. However, some subcategories required a subjective measure.

The following is a tabular summary of the critical performance factors and the weights assigned to each Executive's 2008 Variable Plan scorecards.

2008 Variable Plan Scorecard for Executives	**Smith**	**Wenger**	**Nugent**	**Shreiner**	**Hill**
Critical Performance Factors	**Weight**	**Weight**	**Weight**	**Weight**	**Weight**
• Superior Financial Performance	50%	50%	50%	40%	40%
• Superior Operating Efficiency	20%	15%	30%	35%	15%
• Superior Customer Satisfaction	15%	25%	5%	15%	15%
• Superior Employee Satisfaction	15%	10%	15%	10%	30%

Options and Restricted Shares. Fulton believes equity-based compensation makes the Executives and other eligible officers "think like owners" and therefore aligns their interests with those of Fulton's shareholders. Pursuant to the 2004 Option Plan approved by the Board of Directors on October 21, 2003, and by shareholders at the 2004 Annual Meeting, Fulton is authorized to award incentive stock options, non-qualified stock options and restricted stock to key employees of Fulton, its affiliate banks and its other subsidiaries. Stock options have been the traditional award type for Fulton, but in 2008 Fulton also awarded restricted stock. Stock options enable the recipients to purchase common stock at the fair market value of the common stock on the designated grant date. The 2004 Option Plan provides that the total number of shares available for grant in any calendar year in the form of stock options or restricted stock is to be determined based on the performance of Fulton, measured in terms of total shareholder return for the immediately preceding five-year period relative to the Performance Peer Group. This process for determining the number of shares available for grant in a particular year is outlined in Section 5.04 of the 2004 Option Plan, as follows:

> The number of Shares available for Awards in any calendar year shall be determined depending upon the performance of the Corporation measured in terms of Total Shareholder Return ("TSR") relative to a Peer Group, determined at the sole discretion of the Compensation Committee, for the five-year period immediately preceding the grant of the Award. The number of Shares available for Awards shall be determined in accordance with the following schedule:

Company's TSR Ranking among the Peer Group for Prior Five-Year Period	Percent of Total Outstanding Shares Available for Awards for Plan Year
Top Quartile	1.00%
Second Quartile	0.75%
Third Quartile	0.50%
Fourth Quartile	At the Discretion of the Committee but limited to no more than 0.50%

The individual awards of stock options made to the Executives and other eligible officers of Fulton during 2008 were determined by the Board of Directors based on recommendations of the Compensation Committee and management. The Committee did not establish specific target levels for individual performance or corporate profitability for equity awards. The number of options awarded to each Executive is primarily at the discretion of the Committee. Factors that the Committee considers in determining the number of options to be awarded to each Executive include the CEO's recommendations for the other Executives, previous stock option and restricted stock awards to each Executive, Fulton's performance and achievement of the Executive's individual goals under the Variable Plan. Fulton granted a total of 408,529 stock options and restricted shares in 2008, with 66,066 stock options and 10,934 restricted shares granted to the Executives and the remaining 297,912 stock options and 33,617 restricted shares granted to other Fulton employees.

Fulton believes that equity awards are an appropriate means of compensating the Executives and other officers based on the performance of Fulton, because equity compensation awards have enabled Fulton to retain key management employees with the vesting schedules described below and recruit effectively for qualified outside candidates. Fulton believes that, through its broad-based 2004 Option Plan, the economic interests of its key officers, including the Executives, are more closely aligned to those of the shareholders.

The 2004 Option Plan provides that the Committee shall determine the vesting date of awards. The 2008 options awarded to the Executives vest one third each year over three years, and the 2008 restricted stock awards vest on a three-year cliff basis. In the case of termination of employment by reason of retirement, an option recipient who retires at age fifty-five or older with five or more years of consecutive employment shall be able to exercise his or her currently exercisable non-qualified options for up to two years from the retirement date (but not beyond the date when the option would otherwise expire). For option or restricted stock recipients who retire at age sixty or older with ten or more years of consecutive employment as defined in the 2004 Option Plan, unexercisable non-qualified options shall become exercisable on the retirement date. Such retirees are able to exercise their options for up to two years from their retirement date (but not beyond the date when the option would otherwise expire). The 2004 Option Plan also provides that unvested restricted stock grants become vested on the retirement date if the recipient retires at age sixty or older with ten or more years of consecutive employment. Upon a change in control, as defined in the 2004 Option Plan, options not previously exercisable and restricted stock subject to restrictions become vested.

Performance Shares. Fulton has the ability to issue options and restricted shares under the 2004 Option Plan with performance criteria determined by the Committee ("Performance Shares"). The Hay Group was retained during 2008 to consult with Fulton on the design of Performance Share awards. Performance Shares were not awarded in 2008, but the Committee has discussed awarding Performance Shares beginning in 2009 to the Executives and other Fulton employees to further link incentive pay and the overall performance of Fulton on both a short-term and long-term basis.

Employee Stock Purchase Plan. The Employee Stock Purchase Plan ("ESPP") was designed to advance the interests of Fulton and its shareholders by encouraging Fulton's employees and the employees of its affiliate banks and other subsidiaries to acquire a stake in the future of Fulton by purchasing shares of the common stock of Fulton. Currently, Fulton limits payroll deduction and annual employee participation in the ESPP to $7,500.

Defined Contribution Plan – 401(k) Retirement Plan. Fulton maintains a qualified defined contribution plan (the "Profit Sharing Plan"). Through December 31, 2007, employer contributions were based on a formula providing for an amount not to exceed 15% of each eligible employee's annual salary (10% for employees hired subsequent to January 1, 1996). All of the Executives participate in the Profit Sharing Plan. Prior to 2007, participants were 100% cliff vested after five years of eligible service. Because of changes in laws and regulations, the Profit Sharing Plan was amended, effective January 1, 2007, to provide for vesting of all participants on a graded vesting schedule resulting in 25% vesting after two years, 50% vesting after three years, 75% vesting after four years and 100% vesting after five years of eligible service. In addition, the Profit Sharing Plan includes a 401(k) feature, which allows employees to defer a portion of their pre-tax salary on an annual basis, with no employer match prior to 2008. Employee contributions under this feature are 100% vested.

Effective January 1, 2008, the Profit Sharing Plan was re-named the Fulton Financial Corporation 401(k) Retirement Plan (the "401(k) Retirement Plan") and was amended to provide for employer matching contributions that satisfy a non-discrimination "safe-harbor" available to 401(k) retirement plans. This safe-harbor employer matching contribution will be equal to 100% of each dollar a participant elects to contribute to the 401(k) Retirement Plan, but the amount of contributions that will be matched by Fulton will be limited to 5% of eligible plan compensation. In addition, certain employees are eligible for an employer profit sharing contribution under the 401(k) Retirement Plan, which for 2008 was equal to 5% of a participant's eligible compensation. Eligibility for this profit sharing contribution is limited to (1) employees hired prior to July 1,

2007, by a Fulton entity that was a 401(k) Retirement Plan employer as of June 30, 2007, and who were not excluded from participation under the 401(k) Retirement Plan prior to January 1, 2008, because of participation under another qualified retirement plan of their employer, and who further have attained age 21 and completed one year of service for eligibility purposes, and (2) employees who were active participants as of December 31, 2007, in the Fulton Financial Affiliates' Defined Benefit Pension Plan (the "Affiliate's Pension Plan"), and who, as of such date, ceased accruing additional benefits because of an amendment to the Affiliate's Pension Plan freezing additional accruals.

Deferred Compensation Agreements. Fulton's nonqualified deferred compensation plans include (1) the Fulton Deferred Compensation Plan, under which officers, directors and advisory board members can elect to defer receipt of fees and select management employees can elect to defer receipt of cash compensation, and (2) a series of essentially identical Supplemental Executive Retirement Plan Agreements entered into with a select group of senior managers, including the Executives, for the purpose of crediting them with full contributions each year equal to the contributions they would have otherwise been eligible to receive under the Fulton 401(k) Retirement Plan, if not for the Internal Revenue Code limits on the amount of compensation that can be taken into account under a tax-qualified retirement plan. Fulton's deferred compensation contributions for the Executive's in 2008 are stated in footnote 7 of the "Summary Compensation Table" on page 27. Effective January 1, 2006, the deferred compensation plan accounts of each participant were held and invested under the Fulton Nonqualified Deferred Compensation Benefits Trust with FFA serving as the Trustee. The participants are permitted to individually direct the investment of the deferred amounts into various investment options under the Nonqualified Deferred Compensation Benefits Trust.

Due to changes made effective January 1, 2008 to the underlying 401(k) Retirement Plan, it was necessary to make certain conforming changes to the design of the Deferred Compensation Plan and the Supplemental Executive Retirement Plan Agreements. The Deferred Compensation Plan was amended primarily for the purpose of enabling a participant to receive the employer matching contribution that would have been available under the 401(k) Retirement Plan but for the Internal Revenue Code limit on compensation that can be taken into account for the purposes of the employee matching contribution. The Supplemental Executive Retirement Plan Agreements were amended primarily to reflect the changes made to the Fulton employer contribution levels in the 401(k) Retirement Plan.

Defined Benefit Pension Plans. Fulton has not had an historical practice of using defined benefit pension plans to provide employees or the Executives with retirement benefits, but some defined benefit plans have been acquired in different merger transactions over time, and any such acquired plans were continued only for the plan participants. However, none of the Executives participate in the Affiliate's Pension Plan.

Survivors' Benefit Life Insurance and Other Death Benefits. Officers of Fulton and certain of its bank subsidiaries, who had been employed by Fulton for at least five years as of April 1, 1992, are eligible to participate in a survivors' benefit program. This program provides the employee's spouse, in the event of the employee's death prior to retirement, with an annual income equal to the lesser of $25,000 or twenty-five percent of the employee's final annual salary. This benefit is paid from the date of death until the employee's sixty-fifth birthday subject to a minimum of ten annual payments having been made. Messrs. Smith, Wenger, Shreiner and Hill participate in this program because each was hired before April 1, 1992. The estates of these Executives are also eligible for a two times base salary payment (plus an amount equal to applicable individual income taxes due on such amounts) from Fulton pursuant to individual Death Benefit Agreements between Fulton and each Executive, should the Executive die while actively employed by Fulton. Upon the Executive's retirement, the post retirement benefit payable upon the individual's death is reduced to $5,000.

Health, Dental and Vision Benefits. Fulton offers a comprehensive benefits package for health, dental and vision insurance coverage to all full time employees, including the Executives, their spouses and children. Fulton pays a portion of the premiums for the coverage selected, and the amount paid varies with each health, dental and vision plan. All of the Executives have elected one of the standard employee coverage plans available.

Retiree Benefit Payments. Fulton does not provide post retirement medical, dental and vision benefits to full time employees of Fulton and its affiliates who were hired or joined Fulton as a result of a merger after December 31, 1997. Employees who were hired or joined prior to January 1, 1998, and who retire on or after the attainment of age sixty-five with at least ten years of full time service are eligible for post retirement benefits. Post retirement benefits include health insurance coverage plus death benefits. The level of coverage and the cost to the retiree depends on the retiree's date of retirement and completed years of full time service after attainment of age forty. As a result of their length of service with Fulton, the Executives are eligible to receive these post retirement benefits at an annual cost to the Executive similar to other employees with the same years of service.

Other Executive Benefits. Fulton provides the Executives with perquisites and other personal benefits that the Committee believes are necessary for conducting business, reasonable and consistent with the overall compensation program for the CEO and the other Executives. The 2008 amounts are included in the All Other Income column of the "Summary Compensation Table" on page 27 of this proxy statement. These benefits enable Fulton to attract and retain talented senior officers for key positions, as well as provide the Executives and other senior officers with opportunities to be involved in their communities and directly interact with current and prospective customers of Fulton. The Executives are provided with company owned automobiles, club memberships and other executive benefits consistent with their office and position. Fulton does not have a direct or indirect interest in any corporate aircraft. The Executives travel on commercial aircraft, by train or in vehicles provided by Fulton. In addition, if spouses accompany an Executive when traveling on business or attending a corporate event, Fulton pays the travel and other expenses associated with spousal travel for the Executive. Fulton also includes spousal travel and personal vehicle use as part of the Executive's reported W-2 income. These items are not "grossed up" by Fulton, and the Executive pays all income taxes on these executive benefit amounts.

Employment Agreements

Fulton believes that a company should provide reasonable severance benefits to employees. These severance arrangements are intended to provide the Executives and other employees with a sense of security in making the commitment to dedicate their professional careers to the success of Fulton. With respect to the Executives, these severance benefits reflect the fact that it may be difficult for them to find comparable employment within a reasonable period of time. For most employees, Fulton has a policy that in general provides for severance benefits to be paid upon a layoff or position elimination. The levels of these benefits for the Executives in the change of control context are discussed below under "Termination Without Cause or for Good Reason - Upon or After a Change in Control".

On May 30, 2006, Fulton's Board of Directors approved, with the recommendation of the Compensation Committee and the Hay Group, a form of employment agreement to be used for Fulton's current and future senior executive officers, including its CEO, President, Chief Financial Officer and Senior Executive Vice Presidents (the "Employment Agreements"). Each Executive's Employment Agreement commenced when the agreement was executed, does not have a specific term of years and continues until terminated. The Employment Agreements provide that the Executive is to receive a base salary, which is set annually, and is entitled to participate in Fulton's incentive bonus programs as in effect from time to time. The Executive also is entitled to participate in Fulton's retirement plans, welfare benefit plans and other benefit programs.

In their Employment Agreements, Messrs. Smith and Nugent have agreed to restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for two years. The Employment Agreements with Messrs. Wenger, Shreiner and Hill contain restrictions on the sharing of confidential information as well as non-competition and non-solicitation covenants for one year. The non-competition and non-solicitation covenants will not apply if the Executive leaves for good reason or if the Executive's employment is terminated without cause, as defined in the Employment Agreements.

Effective November 12, 2008, the Employment Agreements were amended and restated solely for the purpose of bringing them into compliance with Internal Revenue Code Section 409A. In addition, as a result of Fulton's CPP participation, the Executives each executed CPP Letter Agreements effective December 23, 2008, which require, among other things, that all Executive bonus and incentive compensation be subject to recovery or "clawback" by Fulton if it is determined that the payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. The CPP Letter Agreements also prohibit certain severance payments to the Executives as described above. The tables and narratives under "Potential Payments Upon Termination" on page 35 set forth the potential post termination benefits payable to the Executives under their Employment Agreements, in a lump sum or over a period of time, with any known CPP limitations included, upon certain termination events assuming that the Executive's employment was terminated as of December 31, 2008. However, because the regulations required under the ARRA have not yet been issued, the ultimate impact of these CPP limitations on Fulton's executive compensation program is uncertain.

Other Elements

162(m) and Tax Consequences. Although Fulton takes into account deductibility of compensation, tax deductibility is not a primary objective of its compensation programs. Section 162(m) of the Internal Revenue Code disallows the deductibility by Fulton of any compensation over $1 million per year paid to certain members of Senior Management unless certain criteria are satisfied. As a result of Fulton's CPP participation, this limit is further reduced to $500,000 by the EESA pursuant to Treasury rules, as amended.

409A Changes. Section 409A of the Internal Revenue Code, effective January 1, 2005, defines what constitutes a "nonqualified deferred compensation plan," conditions income tax deferrals under such plans on their compliance with certain distribution, acceleration, election and funding restrictions, and also imposes excise tax and interest penalties for noncompliance. In order to preserve intended tax deferrals and to avoid the imposition of excise taxes and interest penalties, Fulton has identified all such nonqualified deferred compensation plans it maintains and to the extent necessary, timely amended each, to meet the Section 409A requirements, and to alter the administration of each, where necessary, to comply with Section 409A. With respect to Senior Management, in particular, the deferred compensation agreements and the Employment Agreements and other agreements summarized above have been amended and restated as of November 12, 2008 for Section 409A compliance.

Discussion of Option Grant Timing. Fulton does not have a formal policy as to when options are granted during the year. However, the Compensation Committee and Board of Directors historically have met in June of each year to consider and award options to the Executives and other officers. Fulton does not back date options or grant them retroactively, and does not coordinate option grants with the release of positive or negative corporate news. The 2004 Option Plan does not permit the award of discounted options, the reload of stock options or the re-pricing of stock options. Pursuant to the terms of the 2004 Option Plan, option prices are determined based on the average of the high and low trading price on the grant date. Historically, Fulton has granted options on or about July 1, as opposed to the date of the June meeting when action is taken by the Compensation Committee and Board of Directors to grant each award.

Stock Ownership Guidelines. Fulton believes that broad based stock ownership by directors, officers and employees is an effective method to align the interests of its directors, officers and employees with the interests of its shareholders. Fulton does not have a qualifying share requirement for Fulton directors or the Executives and does not have a formal share ownership policy for directors, or any group of officers or employees, at the present time.

Senior Management Succession. The topic of senior management succession is discussed and reviewed from time to time at Fulton. At the December 2008 Executive Committee meeting, senior officers in Fulton's Human Resources department discussed and reviewed the succession planning processes used by management to identify successors for each Executive at Fulton, middle management at Fulton, senior management at each of Fulton's bank subsidiaries, and within each division for those banks with divisions.

Compensation Committee Report

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management at their February 26, 2009 and March 5, 2009 meetings and, based on the review and discussions, the members of the Compensation Committee present at the latter meeting recommended to the Board of Directors that the Compensation Discussion and Analysis above be included with or incorporated in Fulton's Annual Report on Form 10-K for the year ended December 31, 2008, and the 2009 annual proxy statement, as applicable.

The Compensation Committee certifies that it has reviewed with Fulton's senior risk officers the Executives' incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage the Executives to take unnecessary and excessive risks that threaten the value of Fulton.

Executive Compensation Committee

Patrick J. Freer, Chair
John O. Shirk, Vice Chair
Jeffrey G. Albertson
Donald M. Bowman, Jr.
George W. Hodges
Donald W. Lesher, Jr.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary [1] ($)	Bonus [2] ($)	Stock Awards [3] ($)	Option Awards [4] ($)	Non-Equity Incentive Plan Compensation [5] ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings [6] ($)	All Other Compensation [7] ($)	Total ($)
R. Scott Smith, Jr.	2008	786,697	0	32,545	44,066	0	0	104,945	968,253
Chairman and Chief Executive Officer of	2007	763,213	0	0	225,840	0	0	133,718	1,122,771
Fulton Financial Corporation	2006	734,946	28,267	0	70,713	381,607	0	142,667	1,358,200
E. Philip Wenger	2008	369,231	0	2,830	51,145	0	0	66,768	489,974
President and Chief Operating Officer of	2007	350,000	0	0	58,715	0	0	79,729	488,444
Fulton Financial Corporation	2006	309,056	11,887	0	42,043	112,330	0	79,629	554,945
Charles J. Nugent	2008	489,939	0	25,471	70,162	0	0	74,758	660,330
Senior Executive Vice President and Chief	2007	478,400	0	0	147,152	0	0	95,655	721,207
Financial Officer of Fulton Financial Corporation	2006	460,682	17,718	0	59,396	167,440	0	97,645	802,881
James E. Shreiner	2008	322,154	0	7,837	60,161	0	0	49,677	439,829
Senior Executive Vice President of Fulton	2007	306,000	0	0	61,850	0	0	57,625	425,475
Financial Corporation - Administrative Services	2006	280,777	10,799	0	42,043	102,052	0	53,863	489,534
Craig H. Hill [8]	2008	222,777	0	2,830	43,283	0	0	47,711	316,601
Senior Executive Vice President of Fulton	2007	-	-	-	-	-	-	-	-
Financial Corporation	2006	-	-	-	-	-	-	-	-

[1] Represents the 2006, 2007 and 2008 base salary amounts earned for each of the Executives named in this table. In March 2008, the Executive Compensation Committee made base salary adjustments effective April 2008 and Fulton set the annual base salaries for Messrs. Smith, Wenger, Nugent, Shreiner and at Hill, $793,742, $375,000, $493,400, $327,000 and $227,000, respectively. With respect to Mr. Wenger, his base salary was increased to $425,000 effective in December 2008 when he was promoted to President and Chief Operating Officer. With respect to Mr. Hill, 2008 is his first year as a named executive officer in the proxy statement and therefore only his 2008 data is provided.

[2] Represents a two-week holiday bonus paid in 2006 to the Executives and other Fulton employees. The Compensation Committee has decided to discontinue the payment of this bonus for the Executives and other officers who participate in the Variable Plan. The Executives were not eligible to receive the holiday bonus in 2008 or 2007.

[3] Amounts represent the compensation expense for restricted stock recognized in Fulton's Consolidated Statements of Operations for 2008, under the provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("Statement 123R"). The per-share fair value of shares awarded in 2008 was $9.965, which is equal to the average of the high and low trading prices of Fulton stock on July 1, 2008, the date the shares were awarded. There were no restricted stock awards prior to 2008. There were no forfeitures of restricted stock during 2008 by any of

the Executives, and the expense being recognized for restricted stock also assumes that none of the restricted stock will be forfeited. Under Fulton's 2004 Option Plan, restricted stock cliff vests 36 months following the grant date, unless the Compensation Committee and the Board of Directors determines that a different vesting period is appropriate. Restricted stock vests immediately upon retirement if the holder of the restricted stock has attained both age 60 and 10 years of continuous service with Fulton. As required by Statement 123R, compensation expense is recognized evenly over the 36-month vesting period or over the period from the date of grant to the period when the holder attains both age 60 and 10 years of continuous service, if shorter.

[4] Amounts represent the compensation expense for stock option awards recognized in Fulton's Consolidated Statements of Operations in 2008, 2007 and 2006, under the provisions of Statement 123R. The per-option fair value of options granted in 2008, 2007, 2006 and 2005 was $0.905, $1.78, $2.39 and $2.40, respectively. A discussion of the significant assumptions used to determine these fair values can be found in Note M "Stock-Based Compensation Plans and Shareholders' Equity", which starts on page 82 in the Notes to Consolidated Financial Statements, located in the Fulton Financial Corporation Annual Report on Form 10-K for the year ended December 31, 2008. There were no forfeitures of options during 2008, 2007 and 2006 by any of the Executives. On June 30, 2008, the following options granted in July 1998 expired unexercised: Mr. Smith – 36,172; Mr. Nugent – 33,758; Mr. Hill – 12,051; Mr. Shreiner – 21,479; and Mr. Wenger – 13,808. The expense being recognized for grants assumes that none of the options will be forfeited or expire unexercised. There can be no assurance that the Executives will ever realize these values in the future, or that the options will ever be exercised. Under Fulton's 2004 Option Plan, options granted in 2007, 2006 and 2005 cliff vest 36 months following their grant date. The 2008 grant vests in equal amounts 12, 24 and 36 months following the grant date. In 2007, the 2004 Option Plan was amended to provide for immediate vesting of options upon retirement but only if the holder of the options has attained both age 60 and 10 years of continuous service with Fulton. This amendment was applicable to options granted in 2008, 2007 and 2006. As required by Statement 123R, compensation expense is recognized evenly over the 36-month vesting period or over the period from the date of grant to the period when the option holder attains both age 60 and 10 years of continuous service, if shorter.

The following table provides additional detail on the compensation expense recognized in 2008 for stock option awards of the Executives.

Name	2008 Option Grant - Compensation Expense Recognized in 2008 (a) ($)	2007 Option Grant - Compensation Expense Recognized in 2008 (b) ($)	2006 Option Grant - Compensation Expense Recognized in 2008 (c) ($)	2005 Option Grant - Compensation Expense Recognized in 2008 (d) ($)	Total 2008 Stock Option Expense ($)	Grant Date Fair Value of 2008 Stock Options (e) ($)
R. Scott Smith, Jr.	17,859	0	0	26,206	44,066	17,859
E. Philip Wenger	1,553	14,248	19,096	16,248	51,145	9,318
Charles J. Nugent	13,977	21,372	12,276	22,537	70,162	13,977
James E. Shreiner	4,301	20,517	19,096	16,248	60,161	9,318
Craig H. Hill	1,553	14,248	19,096	8,386	43,283	9,318

(a) Messrs. Smith and Nugent had attained age 60 and 10 years of continuous service when stock options were granted in July 2008. Accordingly, the entire grant date fair value was recognized as compensation expense in 2008. Mr. Shreiner had attained 10 years of continuous service when stock options were granted in July 2008 and will attain age 60 in August 2009. Compensation expense is being recognized ratably over this 13-month period as it is shorter than the normal 36-month vesting period. Mr. Wenger and Mr. Hill had attained 10 years of continuous service when stock options were granted in July 2008, but will not attain age 60 until subsequent to the 36-month vesting period; accordingly, compensation expense is being recognized over the normal 36-month vesting period.

(b) Mr. Smith had attained age 60 and 10 years of continuous service when stock options were granted in July 2007. Accordingly, the entire grant date fair value was recognized as compensation expense in 2007. Mr. Nugent had attained 10 years of continuous service when stock options were granted in July 2007 and attained age 60 in April 2008. Compensation expense was recognized ratably over this 9-month period as it was shorter than the normal 36-month vesting period. Mr. Shreiner had attained 10 years of continuous service when stock options were granted in July 2007 and will attain age 60 in August 2009. Compensation expense is being recognized ratably over this 25-month period as it is shorter than the normal 36-month vesting period. Mr. Wenger and Mr. Hill had attained 10 years of continuous service when stock options were granted in July 2007, but will not attain age 60 until subsequent to the 36-month vesting period; accordingly, compensation expense is being recognized over the normal 36-month vesting period.

(c) Represents compensation expense related to options granted in July 2006. In 2006, six months of expense, or 1/6th of the total grant date fair value, was recognized in 2006 for each of the Executives. When the 2004 Option Plan was amended in 2007, the remaining 30 months, or 5/6th, of the grant date fair value for the 2006 grant for Mr. Smith was recognized in full in 2007. Recognition of compensation expense for the 2006 grant for Mr. Nugent was accelerated to be recognized ratably over 21 months from the date of the grant. There were no adjustments to the recognition of compensation expense for Messrs. Wenger, Shreiner and Hill; the amounts shown represent 12 months, or 1/3, of the grant date fair value of the 2006 stock option grant.

(d) Represents compensation expense related to options granted in July 2005, which is being recognized evenly over the 36 month vesting period for each named executive. Amounts shown represent 6 months, or 1/6th, of the grant date fair value of the 2005 stock option grant.

(e) The Statement 123R total grant date fair value for 2008 awards is provided for reference and is also reported in "Grants of Plan-Based Awards Table". See also "Outstanding Equity Awards at Fiscal Year-End Table."

[5] Amounts listed for 2006 are Non-Equity Incentive Plan Compensation cash payments approved by the Compensation Committee on March 19, 2007 for 2006 performance pursuant to Fulton's Variable Plan. The Compensation Committee determined at its March 5, 2008 meeting that because Fulton did not achieve the 2007 performance threshold established for the Variable Plan, no Non-Equity Incentive Plan Compensation cash payments would be paid to the Executives for 2007. The Compensation Committee determined at its March 5, 2009 meeting that Fulton did not achieve the 2008 performance threshold established for the Variable Plan, therefore, no Non-Equity Incentive Plan Compensation cash payments would be paid to the Executives for 2008.

[6] Fulton has determined that the Executives did not receive above-market earnings on their nonqualified deferred compensation accounts and therefore such earnings are not required to be reported in this table column for 2008, 2007 and 2006. All participants in the non-qualified deferred compensation plan, which also includes senior managers other than the Executives, are permitted to select various investment options listed in footnote 2 of the "Nonqualified Deferred Compensation Table" below. The rate of return for an individual participant's account is based on the performance of the various standard investment options selected by each participant.

[7] All Other Compensation includes Fulton's payments for Qualified Profit Sharing Plan Contributions, Non-Qualified Profit Sharing Plan Contributions, club membership fees, use of company provided automobiles and certain travel expenses where spouses traveled with the executives and attended Fulton events. The methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the items. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used. For 2008, amounts for vehicles include the cost of related items attributed to the company provided vehicle including depreciation, gasoline, maintenance and an insurance premium estimate of $947 for each vehicle on Fulton's corporate auto policy. The "Other Perquisites" column includes spousal travel, employee service awards paid to all employees for service and other small benefits that individually are less than ten percent of all perquisites received by the Executive. The breakdown and total of all other compensation for each Executive for 2008, 2007, and 2006 is shown in the table below:

Name	**Year**	**Qualified Profit Sharing Plan Company Contribution**	**Non-Qualified Profit Sharing Plan Company Contribution**	**Club Memberships**	**Use of Company Provided Automobiles**	**Other Perquisites**	**Total All Other Compensation**
		($)	($)	($)	($)	($)	($)
R. Scott Smith, Jr.	2008	23,000	55,713	11,206	11,324	3,702	104,945
	2007	33,750	80,732	10,562	7,158	1,516	133,718
	2006	33,000	77,242	15,275	13,454	3,696	142,667
E. Philip Wenger	2008	23,000	13,923	14,178	14,911	756	66,768
	2007	33,750	18,750	14,090	12,001	1,138	79,729
	2006	33,000	13,358	18,834	13,424	1,013	79,629
Charles J. Nugent	2008	23,000	25,994	12,358	10,239	3,167	74,758
	2007	33,750	38,010	11,096	12,583	216	95,655
	2006	33,000	36,102	10,623	14,223	3,697	97,645
James E. Shreiner	2008	23,000	9,215	9,128	7,910	424	49,677
	2007	33,750	12,150	8,251	3,016	458	57,625
	2006	33,000	9,117	7,649	3,263	834	53,863
Craig H. Hill	2008	19,623	0	12,303	14,248	1,537	47,711
	2007	-	-	-	-	-	-
	2006	-	-	-	-	-	-

[8] Mr. Hill replaces Mr. Richard J. Ashby, Jr. in this Proxy Statement as a named executive officer. Mr. Ashby retired as an executive officer of Fulton effective March 28, 2008. As a new named executive officer, only 2008 data is provided for Mr. Hill.

GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Approval Date[1]	Estimated Future or Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future or Possible Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Closing Price on Grant Date[6]	Grant Date Fair Value of Stock and Option Awards [7]
			Thresh-old	Target	Maxi-mum	Thresh-old	Target	Maxi-mum					
			($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($/Sh)	($)
R. Scott Smith, Jr.	7/1/2008	6/17/2008	-	-	-	-	-	-	3,266	19,734	9.965	10.15	50,405
E. Philip Wenger	7/1/2008	6/17/2008	-	-	-	-	-	-	1,704	10,296	9.965	10.15	26,298
Charles J. Nugent	7/1/2008	6/17/2008	-	-	-	-	-	-	2,556	15,444	9.965	10.15	39,447
James E. Shreiner	7/1/2008	6/17/2008	-	-	-	-	-	-	1,704	10,296	9.965	10.15	26,298
Craig H. Hill.	7/1/2008	6/17/2008	-	-	-	-	-	-	1,704	10,296	9.965	10.15	26,298

[1] As consistent with past option award practice, Fulton approved the 2008 options at the June Compensation Committee and Board meetings both held on June 17, 2008, with a future grant date of July 1, 2007. The low trading, high trading, closing, and average of high/low trading prices of Fulton stock on June 17, 2008 were $10.68, $11.26, $10.76 and $10.97, respectively.

[2] The Executives will not receive a cash bonus payment for 2008 under the Variable Plan which is discussed on page 19. The Compensation Committee determined at its March 5, 2009 meeting that Fulton did not achieve the 2008 performance threshold established for the Variable Plan, therefore, no Non-Equity Incentive Plan Compensation cash payments would be paid to the Executives for 2008.

[3] Restricted shares awarded pursuant to the 2004 Option Plan on July 1, 2008 will cliff vest three years from the date of the grant on July 1, 2011.

[4] Options awarded pursuant to the 2004 Option Plan on July 1, 2008 will vest as follows: one third on July 1, 2009, one third on July 1, 2010 and remaining options shall vest on July 1, 2011.

[5] Determined pursuant to the terms of the 2004 Option Plan as the average of the highest and lowest trading price of Fulton stock on the grant date. The July 1, 2008 high trading and low trading prices were $10.22 and $9.71, respectively.

[6] Closing price of Fulton stock on the June 17, 2008 Approval Date was $10.68.

[7] Statement 123R Fair Value of restricted shares and stock options awarded in 2008. There can be no assurance that the Executives will ever exercise the options or realize the amounts listed in the future.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards[1]					Stock Awards [2]			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [3]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
R. Scott Smith, Jr.	30,580	0	0	10.38	6/30/2010	-	-	-	-
R. Scott Smith, Jr.	41,603	0	0	11.32	6/30/2011	-	-	-	-
R. Scott Smith, Jr.	41,530	0	0	13.35	6/30/2012	-	-	-	-
R. Scott Smith, Jr.	41,344	0	0	14.44	6/30/2013	-	-	-	-
R. Scott Smith, Jr.	72,189	0	0	15.38	6/30/2014	-	-	-	-
R. Scott Smith, Jr.	65,625	0	0	17.12	6/30/2015	-	-	-	-
R. Scott Smith, Jr.	0	46,000	0	15.89	6/30/2016	-	-	-	-
R. Scott Smith, Jr.	0	46,000	0	14.415	6/30/2017	-	-	-	-
R. Scott Smith, Jr.	0	19,734	0	9.965	6/30/2018	-	-	-	-
R. Scott Smith, Jr.	-	-	-	-	-	3,311	31,852	0	0
E. Philip Wenger	13,295	0	0	10.38	6/30/2010	-	-	-	-
E. Philip Wenger	18,090	0	0	11.32	6/30/2011	-	-	-	-
E. Philip Wenger	19,898	0	0	13.35	6/30/2012	-	-	-	-
E. Philip Wenger	20,673	0	0	14.44	6/30/2013	-	-	-	-
E. Philip Wenger	45,939	0	0	15.38	6/30/2014	-	-	-	-
E. Philip Wenger	40,687	0	0	17.12	6/30/2015	-	-	-	-
E. Philip Wenger	0	24,000	0	15.89	6/30/2016	-	-	-	-
E. Philip Wenger	0	24,000	0	14.415	6/30/2017	-	-	-	-
E. Philip Wenger	0	10,296	0	9.965	6/30/2018	-	-	-	-
E. Philip Wenger	-	-	-	-	-	1,727	16,614	0	0
Charles J. Nugent	28,679	0	0	10.38	6/30/2010	-	-	-	-
Charles J. Nugent	35,815	0	0	11.32	6/30/2011	-	-	-	-
Charles J. Nugent	35,742	0	0	13.35	6/30/2012	-	-	-	-
Charles J. Nugent	35,832	0	0	14.44	6/30/2013	-	-	-	-
Charles J. Nugent	63,001	0	0	15.38	6/30/2014	-	-	-	-
Charles J. Nugent	56,437	0	0	17.12	6/30/2015	-	-	-	-
Charles J. Nugent	0	36,000	0	15.89	6/30/2016	-	-	-	-
Charles J. Nugent	0	36,000	0	14.415	6/30/2017	-	-	-	-
Charles J. Nugent	0	15,444	0	9.965	6/30/2018	-	-	-	-

Charles J. Nugent	-	-	-	-	-	2,591	24,925	0	0
James E. Shreiner	16,333	0	0	10.38	6/30/2010	-	-	-	-
James E. Shreiner	20,260	0	0	11.32	6/30/2011	-	-	-	-
James E. Shreiner	21,706	0	0	13.35	6/30/2012	-	-	-	-
James E. Shreiner	20,673	0	0	14.44	6/30/2013	-	-	-	-
James E. Shreiner	45,939	0	0	15.38	6/30/2014	-	-	-	-
James E. Shreiner	40,687	0	0	17.12	6/30/2015	-	-	-	-
James E. Shreiner	0	24,000	0	15.89	6/30/2016	-	-	-	-
James E. Shreiner	0	24,000	0	14.415	6/30/2017	-	-	-	-
James E. Shreiner	0	10,296	0	9.965	6/30/2018	-	-	-	-
James E. Shreiner	-	-	-	-	-	1,727	16,614	0	0
Craig H. Hill	9,497	0	0	10.38	6/30/2010	-	-	-	-
Craig H. Hill	11,758	0	0	11.32	6/30/2011	-	-	-	-
Craig H. Hill	9,407	0	0	13.35	6/30/2012	-	-	-	-
Craig H. Hill	9,648	0	0	14.44	6/30/2013	-	-	-	-
Craig H. Hill	19,689	0	0	15.38	6/30/2014	-	-	-	-
Craig H. Hill	21,000	0	0	17.12	6/30/2015	-	-	-	-
Craig H. Hill	0	24,000	0	15.89	6/30/2016	-	-	-	-
Craig H. Hill	0	24,000	0	14.415	6/30/2017	-	-	-	-
Craig H. Hill	0	10,296	0	9.965	6/30/2018	-	-	-	-
Craig H. Hill	-	-	-	-	-	1,727	16,614	0	0

[1] The number of securities underlying the options and the option exercise price has been adjusted for stock dividends and stock splits, if any, that have occurred since the option grant date.

[2] Restricted stock awards listed were all granted July 1, 2008 and will cliff vest on July 1, 2011. Pursuant to the 2004 Option Plan, dividends paid by Fulton on restricted stock awards are reinvested and subject to the same restrictions of the original award. Therefore, the number of securities underlying the restricted stock awards has been adjusted as of December 31, 2008 for dividends that have occurred since the grant date.

[3] Options with an expiration date of June 30, 2016 will vest July 1, 2009, options with an expiration date of June 30, 2017 will vest July 1, 2010, and options with an expiration date of June 30, 2018 will vest as follows: one third on July 1, 2009, one third on July 1, 2010 and the remaining options will vest on July 1, 2011. On June 30, 2008, the following options granted in July 1998 expired unexercised: Mr. Smith – 36,172; Mr. Nugent – 33,758; Mr. Hill – 12,051; Mr. Shreiner – 21,479; and Mr. Wenger – 13,808.

[4] Market value of restricted shares is based on the December 31, 2008 closing price of $9.62.

OPTION EXERCISES AND STOCK VESTED

	Option Awards [1]		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [2] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
R. Scott Smith, Jr.	32,907	149,727	0	0
E. Philip Wenger	12,962	56,478	0	0
Charles J. Nugent	30,911	140,645	0	0
James E. Shreiner	17,949	81,668	0	0
Craig H. Hill	11,167	28,476	0	0

[1] The numbers of securities underlying the options and the option exercise price have been adjusted for stock dividends and stock splits that have occurred since the date of grant.

[2] Messers. Smith, Nugent, Shreiner and Wenger exercised options on September 19, 2008. Mr. Hill exercised options on September 17, 2008.

PENSION BENEFITS

Name[1]	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Smith, Jr.	NA	-	-	-
E. Philip Wenger	NA	-	-	-
Charles J. Nugent	NA	-	-	-
James E. Shreiner	NA	-	-	-
Craig H. Hill	NA	-	-	-

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1 In 2008, none of the Executives participated in or had an account balance in any qualified or non-qualified defined benefit plans sponsored by Fulton or any Fulton affiliate bank.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY [1] ($)	Aggregate Earnings in Last FY [2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [3] ($)
R. Scott Smith, Jr.	27,835	55,713	(164,564)	0	510,127
E. Philip Wenger	6,962	13,923	561	0	69,706
Charles J. Nugent	12,997	25,994	(92,498)	0	266,154
James E. Shreiner	4,850	9,215	(22,274)	0	46,243
Craig H. Hill[4]	0	0	0	0	0

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1 Fulton's contributions toward nonqualified deferred compensation for each of the Executives are listed in this column. See the table contained in footnote 7 of the Summary Compensation Table on page 27. Amounts listed as registrant contributions in this Nonqualified Deferred Compensation Table are also included as part of the Executives' "Total All Other Compensation" in the Summary Compensation Table. 2008 contributions were credited to each of the Executive's accounts in January 2009.

2 Accounts for Messrs. Smith, Nugent and Shreiner lost value in 2008 due to investment losses. The Executives direct the investment of their nonqualified deferred compensation contributions into various standard investment options offered from a set menu of investment funds. In 2008, the available investment funds included Goldman Sachs Financial Square Money Market Fund, Goldman Sachs Core Fixed Income I Fund, Vanguard Windsor II Fund, T. Rowe Price Growth Stock Fund, Vanguard 500 Index Fund, Goldman Sachs Growth Opportunity I Fund, Vanguard Small Cap Index Fund, Fidelity Adv Small Cap I Fund and Fidelity Adv Div International I Fund. The Executives may change their individual elections by completing a new election form. A discussion of the Deferred Compensation Agreements and Defined Benefit Pension Plans is included on page 23.

3 Balances include the 2008 contributions made by Fulton and credited to the Executives' accounts in January 2009.

4 Mr. Hill did not have a Nonqualified Deferred Compensation account in 2008.

POTENTIAL PAYMENTS UPON TERMINATION

The following is a narrative summary with tables with respect to potential payment to the Executives upon certain termination events and assumptions as of December 31, 2008. These arrangements, the elements of compensation and the Employment Agreements are also discussed in the Compensation Discussion and Analysis above.

Voluntary Termination. In the event an Executive's employment is voluntarily terminated by the Executive other than for "Good Reason," Fulton's obligations are limited to the payment of the Executive's base salary through the effective date of the Executive's termination date, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. No other payments are required. Good Reason is defined in the Employment Agreements to include a breach by Fulton of its material obligations without remedy, a significant change in the Executive's authority, duties, compensation or benefits, or a relocation outside a certain distance where the Executive previously was based.

Termination For Cause. If an Executive's employment is terminated for "Cause," Fulton is not obligated to make any further payments to the Executive under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued under the Employment Agreements as of the date of such termination. Cause is defined in the Employment Agreement to include an act of dishonesty constituting a felony, use of alcohol or other drugs which interferes with the performance by the Executive of the Executive's duties, intentional refusal by the Executive to perform duties, or conduct that brings public discredit on or injures the reputation of the Corporation.

Termination Without Cause or for Good Reason - Before a Change in Control. If an Executive terminates the Executive's employment for Good Reason or his employment is terminated by Fulton "Without Cause," defined in the Employment Agreement to include any reason other than Cause, the Executive is entitled to receive his base salary for a specified period of time and, in the sole discretion of Fulton, the Executive also may receive an additional cash bonus. For Messrs. Smith and Nugent, the specified period of time is two years. For the other Executives, that period is one year. After a termination Without Cause or for Good Reason, the Executive also would continue to participate in employee health and other benefit plans for which the Executive is eligible during the specified time period. If the Executive is not eligible to continue to participate in any employee benefit plan, the Executive will be compensated on an annual basis for such plan at Fulton's cost plus a gross up for any taxes applicable thereto. Assuming that each Executive's employment was terminated Without Cause or for Good Reason as of December 31, 2008 and that these payments were not limited by the CPP Letter Agreements, with no discretionary cash bonus awarded to the Executives, each would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Health Benefits Estimate ($)	Total Termination Without Cause or for Good Reason Payment ($)
R. Scott Smith, Jr.	1,587,484	24,000	1,611,484
E. Philip Wenger	425,000	12,000	437,000
Charles J. Nugent	986,800	24,000	1,010,800
James E. Shreiner	327,000	12,000	339,000
Craig H. Hill	227,000	12,000	239,000
Total	3,553,284	84,000	3,637,284

Termination Without Cause or for Good Reason - Upon or After a Change in Control. The Executives and other employees have built Fulton into the successful enterprise that it is today, and Fulton believes that it is important to protect them in the event of a "Change in Control." Further, Fulton believes that the interests of shareholders will be best served if the interests of the Executives are aligned with them, and providing Change in Control benefits should eliminate or mitigate any reluctance of the Executives to pursue potential Change in Control transactions that may be in the best interests of shareholders. Based on the recommendations and review of typical Change in Control provisions offered by peers performed by the Hay Group in 2006, Fulton believes that the potential Change in Control benefits it offers are typical for the financial services industry and reasonable relative to the overall value of Fulton.

A Change in Control is now defined in the Employment Agreements to include the acquisition of the beneficial ownership of fifty percent or more of the total fair market value or voting power of the stock of Fulton by any one person or group of persons acting in concert, a majority change in the composition of the Board of Fulton during any period of twelve consecutive months, the acquisition by any person or group of persons acting in concert during any twelve month period of thirty percent or more of the total voting power of the stock of Fulton or of forty percent or more of the total gross fair market value of all of the assets of Fulton. If, during the period beginning ninety days before a Change in Control and ending two years after such Change in Control, an Executive is terminated by Fulton Without Cause or an Executive resigns for Good Reason, Fulton is required to pay the Executive a multiple of the sum of the Executive's: (i) base salary immediately before the Change in Control; and (ii) the highest annual cash bonus or other incentive compensation awarded over the prior three years. The Executive also is entitled to receive an aggregate amount equal to Fulton's retirement plan contributions for the multiple period under each retirement plan in which the Executive was a participant immediately prior to the Executive's termination. The Committee set the Change in Control payment multiple at three years in the Employment Agreements for Messrs. Smith and Nugent because this was the multiple used in their prior severance agreements. For Messrs. Wenger, Shreiner and Hill, the Committee set the multiple at two years. The Employment Agreements also provide for certain other post-termination benefits, such as up to $10,000 for outplacement services.

The value of restricted stock vesting in this table and the tables below is based on the December 31, 2008 value of all the restricted shares awarded to the Executives in 2008 as shown in the "Outstanding Equity Awards at Fiscal Year-End Table" on page 31. Generally, the 2004 Option Plan provides for vesting of restricted shares upon a Change in Control, disability or death of an Executive and the year end values are included in the tables below were appropriate. Since no Variable Plan bonuses were paid in 2008 or 2007, the table below uses the 2006 Variable Plan bonus award to calculate the cash bonus lump sum. Assuming that, as of December 31, 2008, each Executive's employment was terminated upon or after a Change in Control Without Cause or for Good Reason and that these payments were limited to the CPP Letter Agreement amounts, each Executive would have received the following post termination benefits:

Name	Salary Lump Sum ($)	Cash Bonus Lump Sum ($)	Lump Sum of Future Qualified and Non-qualified Plans ($)	Tax Gross Up ($)	Health Benefits, Clubs, Cars & Other Benefits Estimate ($)	Value of Restricted Stock Vesting ($)	Maximum Change in Control Pymt Permitted Under Empl. Agreement ($)	Change in Control Reduction Required by CPP Letter Agreement ($)	Total Pymt To Executive Permitted for a Change in Control of Fulton during CPP Participation ($)
R. Scott Smith, Jr.	2,381,226	1,144,821	352,605	1,491,928	104,000	31,852	5,506,432	(2,725,007)	2,781,425
E. Philip Wenger	850,000	224,660	107,466	450,706	66,000	16,614	1,715,446	(724,545)	990,901
Charles J. Nugent	1,480,200	502,320	198,252	843,521	104,000	24,925	3,153,218	(1,487,845)	1,665,373
James E. Shreiner	654,000	204,104	85,810	342,473	66,000	16,614	1,369,001	(428,606)	940,395
Craig H. Hill	454,000	99,350	55,335	234,941	66,000	16,614	958,830	(329,651)	596,589
Total	5,819,426	2,175,255	799,468	3,363,569	406,000	106,619	12,702,927	(5,695,654)	6,974,683

The Employment Agreements provide that, in the event any payment or distribution by Fulton to or for the benefit of an Executive would be subject to excise tax as a Golden Parachute, the Executive will be entitled to receive an additional payment equal to the total excise tax imposed. The determination that a "gross up" payment is required and its amount is to be made by an accounting firm, and Fulton is responsible for the accounting firm's fees and expenses. The Hay Group advised the Compensation Committee that this "gross up provision" has become a typical provision in such agreements. In keeping with Fulton's objectives to offer a competitive contract, this provision was included in the Employment Agreements for all of the Executives. However, as noted above, each of the Executives executed a CPP Letter Agreement that limits certain severance payments as long as Fulton participates in CPP. Generally, the maximum Change in Control payment amount permitted under CPP would be limited to 2.99 times the Executive's five-year base amount average salary under Internal Revenue Code Section 280G. For Messrs. Smith, Wenger, Nugent, Shreiner and Hill, these five-year base average amounts were $930,249, $331,405, $556,981, $314,694 and $199,528, as of December 31, 2008, respectively. Therefore, the total payments above would be reduced as a result of Fulton's participation in CPP in accordance with the EESA requirements in effect as of year-end. The financial impact of the CPP Letter Agreement on each Executive is shown in the above table. However, the implementing regulations for the ARRA may place different or additional restrictions on compensation and other payments Fulton might make to the Executives during the time the CPP funds remain outstanding.

Retirement. In the event an Executive terminates his employment due to retirement upon attaining age sixty-five, Fulton is obligated to pay the Executive's base salary through the effective date of the Executive's retirement, together with any applicable expense reimbursements and all accrued and unpaid benefits and vested benefits in accordance with the applicable employee benefit plans. Fulton would have no further obligation under the Employment Agreement; however, assuming that each Executive attained the age of sixty-five and retired December 31, 2008, each would have received a lump sum payment of $25 for each year of service, a payment made to all retiring employees, plus each would have received retiree health benefits, as a supplement to the Executives' Medicare benefits at sixty-five, at an annual estimated cost to Fulton of approximately $1,500.

In the event an Executive terminates employment due to retirement upon attaining age sixty, and the Executive has ten or more years of consecutive service with Fulton, unvested options and restricted shares awarded under Fulton's option plans would automatically vest as a result of the Executive's retirement. Assuming that all the Executives attained the age of sixty and retired December 31, 2008, their individual unvested options would not have had any value because they have option exercise prices above the $9.62 closing price of Fulton common stock on December 31, 2008. However, the Executives would have two years from the date of retirement to exercise the options in accordance with the terms of the awards. The value of the restricted shares that would vest upon retirement is shown in the "Outstanding Equity Awards at Fiscal Year-End Table" on page 31.

Disability. Following an Executive's "Disability," defined in the Employment Agreements to be a medically determinable physical or medical impairment that is expected to result in death or to last for at least twelve months, and that either renders the Executive unable to engage in any substantial gainful activity or qualifies the Executive for benefits under a Fulton disability plan, the employment of the Executive would terminate automatically, in which event Fulton is not thereafter obligated to make any further payments under the Employment Agreement, other than amounts (including salary, expense reimbursement, etc.) accrued as of the date of such termination, plus an amount equal to at least six months' base salary in effect immediately prior to the date of the Disability. After this six month salary continuation period, for as long as the Executive continues to be disabled, Fulton will continue to pay the Executive at least 60% of the base salary until the earlier of the Executive's death or December 31 of the calendar year in which the Executive attains age sixty-five. To the extent it does not duplicate benefits already being provided, an Executive will also receive those benefits customarily provided by Fulton to disabled former employees, which benefits shall include, but are not limited to, life, medical, health, accident insurance and a survivor's income benefit. Assuming that each Executive was disabled as of December 31, 2008, that these payments were not limited by the CPP Letter Agreements, and the Disability lasted 18 months, each Executive would have received the following disability benefits:

Name	Salary First Six Months ($)	Disability Payments for 12 Months ($)	Estimated Health Benefits for 18 Months ($)	Value of Restricted Stock Vesting ($)	Total Disability Payment to Executive ($)
R. Scott Smith, Jr.	396,871	476,245	18,000	31,852	922,968
E. Philip Wenger	212,500	255,000	18,000	16,614	502,114
Charles J. Nugent	246,700	296,040	18,000	24,925	585,665
James E. Shreiner	163,500	196,200	18,000	16,614	394,314
Craig H. Hill	113,500	136,200	18,000	16,614	284,314
Total	1,133,071	1,359,685	90,000	106,619	2,689,375

Death. In the event of a termination of employment as a result of an Executive's death, the Executive's dependents, beneficiaries or estate, as the case may be, would receive such survivor's income and other benefits as they may be entitled to under the terms of Fulton's benefit programs, which includes the minimum $25,000 per year Survivors Benefit Life Insurance for ten years and the twice base salary amount plus tax under the Death Benefit Agreement described above. Mr. Nugent is not eligible to receive the Survivors Benefit Life Insurance Payment because he was hired after the plan eligibility date, but assuming that each Executive died as of December 31, 2008 and that these payments were not limited by the CPP Letter Agreements, each of the Executives estates or beneficiaries would have received the following payments and benefits:

Name	Survivors Benefit Life Insurance Payment ($)	Death Benefit Agreement Payment ($)	Estimated Death Benefit Tax Gross Up ($)	Value of Restricted Stock Vesting ($)	Total Payment to Executive's Estate Upon Death ($)
R. Scott Smith, Jr.	250,000	1,587,484	1,081,453	31,852	2,950,789
E. Philip Wenger	250,000	850,000	579,052	16,614	1,695,666
Charles J. Nugent	0	986,800	672,245	24,925	1,683,970
James E. Shreiner	250,000	654,000	445,529	16,614	1,366,143
Craig H. Hill	250,000	454,000	309,282	16,614	1,029,896
Total	1,000,000	4,532,284	3,087,561	106,619	8,726,464

There was no stated effective date for executive compensation standards in the ARRA when this proxy statement was prepared. Therefore, many questions regarding the ARRA restrictions will not be clarified until the Treasury and/or SEC issues new regulations. Pending the issuance of those regulations, Fulton is reviewing the requirements of the ARRA and EESA, the possible impact on current and future compensation, and the potential effect on Fulton's executive compensation program.

DIRECTOR COMPENSATION

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[2] ($)	Total ($)
Jeffrey G. Albertson	58,000	0	0	0	0	10,000[3]	68,000
John M. Bond	56,000	0	0[4]	0	0	30,000[5]	86,000
Donald M. Bowman, Jr.	56,000	0	0	0	0	8,000[6]	64,000
Dana A. Chryst	47,167[7]	0	0	0	0	12,000[8]	59,167
Craig A. Dally	56,000	0	0	0	0	10,000[9]	66,000
Patrick J. Freer	65,500	0	0	0	0	0	65,500
Rufus A. Fulton Jr.	55,000	0	0	0	0	15,507[10]	70,507
George W. Hodges	72,000	0	0[11]	0	0	0	72,000
Carolyn R. Holleran	54,000	0	0	0	0	6,000[12]	60,000
Willem Kooyker	55,000	0	0	0	0	5,750[13]	60,750
Donald W. Lesher Jr.	63,500	0	0	0	0	0	63,500
Abraham S. Opatut	56,000	0	0	0	0	14,000[14]	70,000
John O. Shirk	57,000	0	0	0	0	12,000[15]	69,000
Gary A. Stewart	58,000	0	0	0	0	0	58,000

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[1] Directors listed represent all the non-management directors of Fulton during 2008. Mr. Smith, who was compensated as an officer of Fulton, did not receive any additional compensation for his service as a director of Fulton.

[2] Unless otherwise noted, excludes perquisites and other personal benefits with an aggregate value of less than $10,000. Fulton's methodology to calculate the aggregate incremental cost of perquisites and other personal benefits was to use the amount disbursed for the item. Where a benefit involved assets owned by Fulton, an estimate of the incremental cost was used.

[3] Represents the annual retainer fee Mr. Albertson received for service on the Board of Directors of The Bank.

[4] Fulton directors did not receive options as part of their 2008 compensation; however, as of December 31, 2008, Mr. Bond had 181,898 exercisable options and 7,171 options not vested that previously were awarded to him by Columbia Bancorp, which was acquired by Fulton in February 2006.

[5] Represents the annual retainer fee Mr. Bond received for service as non-employee Chairman of The Columbia Bank.

[6] Represents the annual retainer fee Mr. Bowman received for service on the Board of Directors of Hagerstown Trust Company.

[7] Ms. Chryst became a Fulton Director effective March 17, 2008 and her first quarter fees were prorated accordingly.

[8] Represents the annual retainer fee Ms. Chryst received for service on the Board of Directors of Fulton Bank.

[9] Represents the annual retainer fee Mr. Dally received for service on the Board of Directors of Lafayette Ambassador Bank.

[10] Includes $10,754 for club fees, $2,340 office use and $2,413 for other perquisites that are individually less that ten percent of the total perquisites received by Mr. Fulton in 2008.

[11] Fulton directors did not receive options as part of their 2008 compensation. However, as of December 31, 2008, Mr. Hodges had 8,103 exercisable options that previously were awarded to him by Drovers Bancshares Corporation, which was acquired by Fulton in July 2001.

[12] Represents the annual retainer fee Mrs. Holleran received for service on the Regional Board of the Fulton Bank Great Valley Division.

[13] Represents fees Mr. Kooyker received for service on the Somerset Valley Advisory Division Board.

[14] Represents the $10,000 annual retainer fee Mr. Opatut received for service on the Board of Directors of The Bank plus additional fees for service as Chairman of the First Washington Division Board.

[15] Represents the annual retainer fee Mr. Shirk received for service on the Board of Directors of Fulton Bank.

Compensation of Directors

Each member of the Board of Directors of Fulton is paid a retainer fee and meeting fees for his or her services as a director, except that no fee is paid to any director who is also a salaried officer of Fulton or one of its affiliate banks or subsidiaries. Thus, Mr. Smith did not receive any director fees in 2008 for serving as a member of the Board of Directors. After a study in 2007 by the Hay Group, an outside compensation consultant, and upon the recommendation of the Compensation Committee, the Board of Directors on September 18, 2007 increased the non-employee director quarterly retainer to $8,750 effective October 1, 2007. In addition, directors are paid a fee of $1,000 for each day of a Board of Directors meeting attended and $1,000 for each committee meeting attended on non-board meeting days. The chairperson of the Audit Committee is paid a quarterly fee of $2,500, and the chairpersons of the Executive Committee and the Executive Compensation Committee are paid a quarterly fee of $625. Directors are also paid $1,000 for attendance at Fulton sponsored educational seminars, but these seminars are not included for purposes of calculating director attendance rates since they are a voluntary activity. Fulton also reimburses directors for certain expenses incurred in the performance of their service as directors of Fulton. Certain directors have elected to participate in the Fulton Deferred Compensation Plan, under which a director may elect not to receive the normal director's fees when earned, but instead, to receive them, together with interest, in a lump sum or in installments over a period of up to twenty (20) years following retirement. The only current non-management Fulton directors who have previously established accounts to defer fees are Directors Albertson, Bond, Chryst, and Holleran.

As disclosed in the Director Compensation Table and footnotes above, certain Fulton directors also serve on the boards of various Fulton subsidiary banks, or other Fulton affiliate boards, and the directors are compensated with a retainer, meeting fees or both a retainer and meeting fees for their service on each of the individual boards.

A NON-BINDING RESOLUTION TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS – PROPOSAL TWO

Fulton, in conjunction with its participation in the Capital Purchase Program ("CPP"), is giving its shareholders the opportunity to vote on an advisory (non-binding) resolution at this year's Annual Meeting to approve Fulton's executive compensation as described in the Compensation Discussion and Analysis, the tabular disclosures of named executive officers' compensation, and other related information in the 2009 proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to endorse or not endorse Fulton's executive pay program. Because the stockholder vote is not binding, the outcome of the vote may not be construed as overruling any decision by Fulton's Board of Directors or Compensation Committee regarding executive compensation.

As further described in the "Compensation Discussion and Analysis" section of this proxy statement starting on page 12, Fulton's executive compensation philosophy and program are intended to achieve three objectives: align interests of the executives with shareholder interests; link more of the executives' pay to performance; and attract, motivate and retain executive talent. Fulton's executive compensation program currently provides a mix of base salary, incentive bonus, equity based plans, retirement plans, health plans and other benefits. Fulton's believes that its compensation program, policies and procedures are reasonable and appropriate and compare favorably with the compensation programs, policies and procedures of its peers.

The Board recommends that shareholders, in a non-binding proposal, vote "FOR" the following resolution:

> **"RESOLVED that the shareholders approve the compensation of the named executive officers as described in the Compensation Discussion and Analysis, the Compensation Tables and the related material contained in the Proxy Statement."**

Approval of the non-binding resolution to approve the compensation of the named executive officers would require that the number of votes cast in favor of the proposal exceed the number of votes cast against it. Abstentions and broker non-votes will not be counted as votes cast and therefore will not affect the determination as to whether the proposal is approved.

Because your vote is advisory, it will not be binding upon Fulton. However, Fulton's Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements, but no determination has been made as to what action the Compensation Committee might take if shareholders do not approve this advisory proposal.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the non-binding resolution to approve the compensation of the named executive officers.

INFORMATION CONCERNING DIRECTORS

Meetings and Committees of the Board of Directors

The Board of Directors of Fulton has a standing Audit Committee, Executive Committee, Executive Compensation Committee, Human Resources Committee, Nominating and Corporate Governance Committee and Trust Committee. The following table represents the membership on each Fulton committee as of the date of this proxy statement:

	Audit	Executive	Executive Compensation	Human Resources	Nominating and Corporate Governance	Trust
Jeffrey G. Albertson*		Member	Member	Member	Chair	
John M. Bond, Jr.						Vice Chair
Donald M. Bowman, Jr.*		Member	Member			Member
Dana A. Chryst*						Member
Craig A. Dally*				Member	Member	
Patrick J. Freer*	Member	Member	Chair			
Rufus A. Fulton, Jr.*						Chair
George W. Hodges **	Chair	Vice Chair	Member			
Carolyn R. Holleran*				Chair	Member	
Willem Kooyker **	Member					
Donald W. Lesher, Jr.*	Vice Chair	Chair	Member			
Abraham S. Opatut				Vice Chair		
John O. Shirk*		Member	Vice Chair		Vice Chair	Member
R. Scott Smith, Jr.		Member		***		***
Gary A. Stewart*	Member				Member	
E. Philip Wenger		***		***		***

* Independent Director ** Independent Director and Audit Committee Financial Expert *** Ex-officio member per bylaws

Compensation Committee Interlocks and Insider Participation

In March 2004, the Executive Compensation Committee was formed. Its membership consists only of independent directors. More information regarding the Executive Compensation Committee can be found in the "Compensation Discussion and Analysis" on page 12. There are no interlocking relationships, as defined in regulations of the SEC, involving members of the Executive Compensation Committee. Certain directors have indirect relationships described in "Related Person Transactions with Directors and Executive Officers" on page 44, and there are similar relationships with law firms where other directors are employed. The Executive Compensation Committee is responsible for, among other things, recommending the compensation and equity awards for Senior Management to the Board of Directors. The Executive Compensation Committee met eight times in 2008. The Executive Compensation Committee is governed by a formal charter, which was last amended in March 2008, and which is available on Fulton's website at www.fult.com.

Other Board Committees

All members of the Audit Committee meet the experience and independence requirements of the NASDAQ listing standards, and the rules and regulations of the SEC. Directors Hodges and Kooyker were determined to qualify, and agreed to serve, as the Audit Committee's "financial experts" as defined by the SEC regulations. The Audit Committee met thirteen times during the year. The Audit Committee is governed by a formal charter, which was last amended in October 2008, and which is available on Fulton's website at www.fult.com. The Audit Committee's pre-approval policy and procedure for audit and non-audit services is set forth in its charter. The functions of the Audit Committee include, among other things: sole authority to appoint or replace the independent auditor; direct responsibility for the compensation and oversight of the work of the independent auditor; oversight of the overall relationship with the independent auditor; meeting with the independent auditor to review the scope of audit services; reviewing and discussing with management and the independent auditor annual and quarterly financial statements and related disclosures; overseeing the internal audit function, including hiring and replacing the chief audit executive; reviewing periodic reports from the loan review function; reviewing and approving related person transactions; establishing procedures and handling complaints concerning accounting, internal accounting controls, or auditing matters and oversight of Fulton's risk management process.

All the members of the Nominating and Corporate Governance Committee meet the independence requirements of the NASDAQ listing standards, as amended. The Nominating and Corporate Governance Committee met two times during the year. The Nominating and Corporate Governance Committee is responsible for, among other things, recommending to the Board of Directors the nominees for election to the Board of Directors and to assist the Board of Directors with Corporate Governance matters including, but not limited to, the review and approval of all additions, deletions or changes to Fulton's Code of Conduct, and the responsibility for guidelines and procedures to be used by directors for board evaluations in monitoring and evaluating the performance of the Board of Directors and Committees. The Nominating and Corporate Governance Committee operates pursuant to its charter, which was last amended in October 2008, which is available on Fulton's website at www.fult.com. The most recent amendment to the charter was to expand the committee's duties with respect to corporate governance and change the committee name.

The Executive Committee met five times during the year. Except for the powers expressly excluded in Section 5 of Article III of the Bylaws, the Executive Committee exercises the powers of the Board of Directors between board meetings.

The Trust Committee met eight times during the year. The Trust Committee is responsible for consulting with management of FFA, and overseeing all trust, investment, insurance and related financial services which Fulton performs, directly or indirectly, through an affiliate.

Fulton's Board of Directors has delegated certain compensation matters to the Human Resources Committee including, but not limited to, administration of Fulton's ESPP, Fulton's 401(k) Retirement Plan and 401(k) plans for affiliate banks, approving employment agreements for non-executive officers of Fulton and fulfilling other broad-based human resources duties. The Human Resources Committee met eight times during the year to review benefit and salary administration programs for Fulton employees other than Senior Management of Fulton, and other human resources matters affecting Fulton and its subsidiaries. The Human Resources Committee is governed by a formal charter, which was adopted in October 2008, and which is available on Fulton's website at www.fult.com.

There were twenty-one meetings of the Board of Directors of Fulton and forty-seven meetings of the standing committees of the Board of Directors of Fulton during 2008. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and of the board committees on which he or she served in 2008.

Executive Sessions

The independent directors of the board met four times in executive session in 2008. Director Lesher, as the Chairman of the Executive Committee, conducted these executive sessions of the independent directors of the board.

Annual Meeting Attendance

Fulton does not have a formal policy requiring the individual members of the Board of Directors to attend the Annual Meeting, although all directors are encouraged to attend the meeting in person. Fulton held its 2008 Annual Meeting, which began at 12:00 noon on April 25, 2008, and all but one director attended the 2008 Annual Meeting.

Related Person Transactions with Directors and Executive Officers

Financial Products and Services. Some of the directors and executive officers of Fulton and the companies with which they are associated were customers of, and/or had banking transactions with, Fulton's subsidiaries during 2008. These transactions included deposit accounts, trust relationships and loans in the ordinary course of business with different Fulton subsidiaries. All loans and commitments to lend made to such persons and to the companies with which they are associated were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and did not involve more than a normal risk of collectibility or present other unfavorable features. It is anticipated that similar transactions will be entered into in the future. By using Fulton's products and services, directors and officers have the opportunity to become familiar with the wide array of products and services offered by Fulton's subsidiaries to customers.

Other Transactions. Applicable SEC regulations require Fulton to disclose transactions with certain related persons where the amount involved exceeds $120,000. However, a person who has a position or relationship with a firm, corporation, or other entity that engages in a transaction with Fulton is not deemed to have a material interest in a transaction where the interest arises only from such person's position as a director of the other entity and/or arises only from the ownership by such person in the other entity if that ownership is under ten percent, excluding partnerships. Amounts paid to entities in which a related person does not have a material interest are not required to be disclosed.

Some of the directors of Fulton are members of law firms which provided legal services to Fulton or its subsidiaries in 2008 and in prior years. It is expected that these firms will continue to provide services to Fulton or its subsidiaries in the future. The Albertson Law Office law firm, West Deptford, New Jersey, has provided legal services to subsidiaries of Fulton for several years. Director Albertson is a partner in this law firm with more than a ten percent interest in the firm. In 2008, Fulton paid the Albertson Law Office $167,562 in fees and $22,751 in expense reimbursements for such services.

In 2008, affiliate bank subsidiaries of Fulton paid annual rent and related expenses of $105,029 for a branch office to The Bowman Group, LLP, and annual rent and related expenses of $128,803 for a branch office to Bowman 2000 LLC. Director Donald M. Bowman, Jr. is a limited partner in The Bowman Group, LLP and is the manager of Bowman 2000 LLC.

Fulton considered the above related person transactions with Directors Albertson and Bowman and other related person transactions that do not require specific disclosure, when it made the determinations that twelve of Fulton's sixteen nominees and continuing directors are independent in accordance with the NASDAQ listing standards. See "Information about Nominees, Continuing Directors and Independence Standards" on page 6 for more information.

Family Relationships. There are no family relationships among any of the directors and Senior Management of Fulton. However, family relationships do exist among Senior Management and some of the approximately 3,630 employees of Fulton and its subsidiaries. These employees participate in compensation, benefit and incentive plans on the same basis as other similarly situated employees. SEC regulations require disclosure of any transaction with a related person where the amount involved exceeds $120,000. In fiscal year 2008, the only immediate family member of Senior Management who was compensated in excess of that amount was Mr. Craig A. Roda, the brother-in-law of Mr. Wenger. In 2008, Mr. Roda received annual compensation consisting of base salary and other compensation totaling $305,000, plus other benefits on the same basis as other similarly situated employees. Effective February 1, 2009, Mr. Roda became Chairman and Chief Executive Officer of Fulton Bank and Senior Executive Vice President of Community Banking for Fulton. In January 2006, Mr. Roda became President and Chief Operating Officer of Fulton Bank, and in October 2006 he became the President and Chief Executive Officer of Fulton Bank. He has been employed by Fulton in various positions since 1979.

Related Person Transaction Policy and Procedures. Fulton does not have a separate policy specific to related person transactions. Under Fulton's Code of Conduct ("Code"), however, employees and directors are expected to recognize and avoid those situations where personal or financial interests or relationships might influence, or appear to influence, the judgment of the employee or director on matters affecting Fulton. The Code also requires thoughtful attention to the problem of conflicts and the exercise of the highest degree of good judgment. Under the Code, directors must provide reasonable notice to Senior Management of all new or changes in business activities, related person relationships and board directorships.

In addition, Fulton and its affiliate banks are subject to Federal Reserve Regulation O, which governs loans by federally regulated banks to certain insiders, including an executive officer, director or 10% controlling shareholder of the applicable bank or bank holding company, or an entity controlled by such executive officer, director or controlling shareholder (an "Insider"). Each Fulton affiliate bank follows a Regulation O policy that prohibits the affiliate bank from making loans to an Insider unless the loan (i) is made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and (ii) does not involve more than the normal risk of repayment or present other unfavorable features. Fulton and its affiliate banks are examined periodically by different bank regulators for compliance with Regulation O. Internal controls exist within Fulton and its affiliate banks to ensure that compliance with Regulation O is maintained on an ongoing basis.

In accordance with Fulton's Audit Committee Charter and NASDAQ listing standards, the Audit Committee is charged with the responsibility to review the terms of and approve related person transactions. This responsibility includes reviewing an annual report regarding the related person transactions with each director and Executive during the prior year, if any. At the February 2009 Audit Committee meeting, the Audit Committee reviewed all existing related person transactions involving Fulton's directors and Executives. The Audit Committee concluded that the loans and other banking services to the directors, and Executives of Fulton and their related interests were provided in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with others. The Audit Committee also conducted a review of all other related person transactions for any potential conflict of interest situations with the directors of Fulton and the Executives, and concluded that there were no conflicts present, and ratified and approved all the transactions reviewed.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Fulton's Executives, the principal accounting officer, directors, and any persons owning 10% or more of our common stock, to file in their personal capacities initial statements of beneficial ownership on Form 3, statements of changes in beneficial ownership on Form 4 and annual statements of beneficial ownership with the SEC on Form 5. Persons filing such beneficial ownership statements are required by SEC regulation to furnish Fulton with copies of all such statements filed with the SEC. The rules of the SEC regarding the filing of such statements require that "late filings" of such statements be disclosed in our proxy statement. Based solely on our review of Forms 3 and 4 and amendments thereto furnished to Fulton during the 2008 fiscal year and Forms 5 and amendments thereto furnished to Fulton with respect to the 2008 fiscal year, and on written representations from Fulton's directors, Executives and other officers that no Form 4 or Form 5 for any "late filing" was required to be filed by such persons, Fulton believes that all such statements were timely filed in 2008, except with respect to two filings. A report was filed on November 26, 2008 reporting that Director Bowman, on November 21, 2008, purchased 481.232 shares of Fulton stock using earned director's fees deposited into the Dividend Plan as a voluntary cash contribution. The failure to file a timely report by Director Bowman was inadvertent and occurred as a result of a delay in getting timely information from the stock transfer agent in reporting the transaction. A report was filed on March 18, 2009 reporting that Director Hodges received 625.38 shares of Fulton stock as a result of his participation in a dividend reinvestment option with his stockbroker. The failure to file timely report by Director Hodges and the disclosure of these dividend reinvestment share purchases, some of which included shares received during the 2008 fiscal year, was inadvertent and occurred as a result of not updating shares of Fulton stock for the dividend reinvestment as they were credited to his account.

Board and Committee Evaluations

Pursuant to its charter, the Nominating and Corporate Governance Committee is responsible to review and recommend to the Board guidelines and procedures to be used by directors in monitoring and evaluating the performance of the Board of Directors and Committees. The Audit Committee conducts an annual self-evaluation of its performance. The Executive Compensation and Nominating and Corporate Governance Committee charters, which were updated in 2008, now require these committees to also conduct an annual self-evaluation of committee performance. In an effort to improve board, committee and individual director performance, all of the members of the Board of Directors were asked to complete a board evaluation questionnaire in December 2008. The results were compiled by the Corporate Secretary and presented to the Nominating and Corporate Governance Committee in January 2009. This committee plans to present the results to the Board of Directors at its March 2009 regular board meeting.

RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 2008, and December 31, 2007, Fulton engaged KPMG LLP ("KPMG"), independent registered public accountants, to audit Fulton's financial statements. The fees incurred for services rendered by KPMG for the years ended December 31, 2008 and 2007 are summarized in the following table.

	2008	2007
Audit Fees – Annual Audit and Quarterly Reviews (1)	$1,352,000	$1,707,825
Audit Fees – Issuance of Comfort Letters and Consents	7,800	120,380
Audit Fees Subtotal	1,359,800	1,828,205
Audit Related Fees	10,400	24,320
All Other Fees (2)	27,655	122,062
TOTAL	$1,397,855	$1,974,587

(1) Amounts presented for 2008 are based upon the audit engagement letter. Final billings for 2008 may differ.

(2) All Other Fees were for services rendered to the trust subsidiary (primarily for a SAS 70 report on the processing of transactions by the retirement services area). Amounts totaling $12,000 in 2007 for audit and tax services to Columbia Bancorp, Inc. for periods prior to its acquisition have been excluded.

The appointment of KPMG for the fiscal year ended December 31, 2009 was approved by the Audit Committee of the Board of Directors of Fulton at a meeting on February 26, 2009. Representatives of KPMG are expected to be present at the 2009 Annual Meeting with the opportunity to make a statement and to be available to respond to appropriate questions.

The Audit Committee has carefully considered whether the provision of the non-audit services described above which were performed by KPMG in 2008 would be incompatible with maintaining the independence of KPMG in performing its audit services and has determined that, in its judgment, the independence of KPMG has not been compromised.

All fees paid to KPMG in 2008 and 2007 were pre-approved by the Audit Committee. The Audit Committee pre-approves all auditing and permitted non-auditing services, including the fees and terms thereof, to be performed by its independent auditor, subject to the de minimus exceptions for non-auditing services permitted by the Securities Exchange Act of 1934. However, these types of services are approved prior to completion of the services. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members, when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services. Any decisions of such subcommittees to grant pre-approvals are presented to the full Audit Committee for ratification at its next scheduled meeting.

Based on its review and discussion of the audited 2008 financial statements of Fulton with management and KPMG, the Audit Committee recommended to the Board of Directors that the financial statements be included in the Annual Report on Form 10-K for filing with the Securities and Exchange Commission. A copy of the report of the Audit Committee of its findings that resulted from its financial reporting oversight responsibilities is attached as Exhibit A.

RATIFICATION OF INDEPENDENT AUDITORS – PROPOSAL THREE

Fulton's Audit Committee has selected the firm of KPMG to continue as our independent auditor for the fiscal year ending December 31, 2009. Although shareholder approval of the selection of KPMG is not required by law, the Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection as is the common practice with other publicly traded companies. Assuming the presence of a quorum at the Annual Meeting, the affirmative vote of the majority of the votes cast is required to ratify the appointment of KPMG as Fulton's independent auditor for the fiscal year ending December 31, 2009. If our shareholders at the 2009 Annual Meeting do not approve this proposal, the Audit Committee will reconsider its selection of KPMG, but no determination has been made as to what action the Audit Committee would take if shareholders do not ratify the appointment of KPMG.

KPMG has conducted the audit of the financial statements of Fulton and its subsidiaries for the years ended December 31, 2002 through 2008. Representatives of KPMG are expected to be present at the meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from shareholders.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote FOR ratification of the appointment of KPMG LLP as Fulton's independent auditor for the fiscal year ending December 31, 2009.

ADDITIONAL INFORMATION

A copy of the Annual Report of Fulton on Form 10-K as filed with the Securities and Exchange Commission, including financial statements, is available without charge to shareholders upon written request addressed to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604.

The Fulton Annual Report on Form 10-K for year ended December 31, 2008 and proxy statement are posted and available on Fulton's website at www.fult.com. Copies of the current governance documents and future updates, including but not limited to the Fulton Code of Conduct, Audit Committee Charter, Executive Compensation Committee Charter, Human Resources Committee Charter and Nominating and Corporate Governance Committee Charter, are also posted and available on Fulton's website at www.fult.com.

Only one proxy statement is being delivered to multiple security holders sharing an address unless Fulton has received contrary instructions from one or more of the security holders. Fulton will promptly deliver, upon written or oral request, a separate copy of the proxy statement to a security holder at a shared address to which a single copy of the document was delivered. Such a request should be made to the Corporate Secretary, Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604, (717) 291-2411. Requests to receive a separate mailing for future proxy statements should be made orally or in writing to the Corporate Secretary at the foregoing address or phone number.

If you would like to reduce the costs incurred by Fulton in mailing proxy material, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com and have your proxy card in hand when you access the web site, then follow the instructions at www.proxyvote.com to obtain your records and to create an electronic voting instruction form. Follow the instructions for voting by Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

OTHER MATTERS

The Board of Directors of Fulton knows of no matters other than those discussed in this Proxy Statement which will be presented at the 2009 Annual Meeting. However, if any other matters are properly brought before the meeting, any proxy given pursuant to this solicitation will be voted in accordance with the recommendations of the Board of Directors of Fulton.

BY ORDER OF THE BOARD OF DIRECTORS

R. SCOTT SMITH, JR.
Chairman of the Board and
Chief Executive Officer

Lancaster, Pennsylvania
March 26, 2009

EXHIBIT A

REPORT OF AUDIT COMMITTEE

February 26, 2009

To the Board of Directors of Fulton Financial Corporation:

We have reviewed and discussed with management Fulton Financial Corporation's audited financial statements as of, and for the year ended, December 31, 2008.

We have discussed with representatives of KPMG LLP, Fulton Financial Corporation's independent auditor, the matters required to be discussed by the Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the letter from the independent auditor required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence,* as amended, by the PCAOB, and have discussed with the auditor the auditor's independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.

George W. Hodges, Chair and Financial Expert
Donald W. Lesher, Jr., Vice Chair
Patrick J. Freer
Willem Kooyker, Financial Expert
Gary A. Stewart

[This Page Intentionally Left Blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008, or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-10587

FULTON FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	23-2195389
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Penn Square, P. O. Box 4887, Lancaster, Pennsylvania	17604
(Address of principal executive offices)	(Zip Code)

(717) 291-2411
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $2.50 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filed [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting Common Stock held by non-affiliates of the registrant, based on the average bid and asked prices on June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1.7 billion. The number of shares of the registrant's Common Stock outstanding on January 31, 2009 was 175,432,000.

Portions of the Definitive Proxy Statement of the Registrant for the Annual Meeting of Shareholders to be held on April 29, 2009 are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Fulton Financial Corporation (the Corporation) was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, the Corporation became a financial holding company as defined in the Gramm-Leach-Bliley Act (GLB Act), which allowed the Corporation to expand its financial services activities under its holding company structure (See "Competition" and "Regulation and Supervision"). The Corporation directly owns 100% of the common stock of ten community banks, two financial services companies and eleven non-bank entities. As of December 31, 2008, the Corporation had approximately 3,630 full-time equivalent employees.

The common stock of Fulton Financial Corporation is listed for quotation on the Global Select Market of The NASDAQ Stock Market under the symbol FULT. The Corporation's internet address is www.fult.com. Electronic copies of the Corporation's 2008 Annual Report on Form 10-K are available free of charge by visiting the "Investor Information" section of www.fult.com. Electronic copies of quarterly reports on Form 10-Q and current reports on Form 8-K are also available at this internet address. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (SEC).

Bank and Financial Services Subsidiaries

The Corporation's ten subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five state region (Pennsylvania, Delaware, Maryland, New Jersey and Virginia). Pursuant to its "super-community" banking strategy, the Corporation operates the banks autonomously to maximize the advantage of community banking and service to its customers. Where appropriate, operations are centralized through common platforms and back-office functions; however, decision-making generally remains with the local bank management. The Corporation is committed to a decentralized operating philosophy; however, in some markets, merging one subsidiary bank into another subsidiary bank creates operating and marketing efficiencies by leveraging existing brand awareness over a larger geographic area. In March 2008, the former Resource Bank subsidiary consolidated with Fulton Bank. In addition, during 2008, the Corporation announced the consolidation of its Maryland banking subsidiaries. The consolidation, which is expected to take place in 2009, will merge the Corporation's Hagerstown Trust Company and Peoples Bank of Elkton subsidiaries into its Columbia Bank subsidiary.

The subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. The Corporation and its banks are not dependent upon one or a few customers or any one industry, and the loss of any single customer or a few customers would not have a material adverse impact on any of the subsidiary banks.

Each of the subsidiary banks offers a full range of consumer and commercial banking services in its local market area. Personal banking services include various checking account and savings deposit products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their market areas. Secured loan products include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy. Subsidiary banks also offer a variety of fixed and variable-rate products, including construction loans and jumbo loans. Residential mortgages are offered through Fulton Mortgage Company which operates as a division of each subsidiary bank (except for The Columbia Bank, which maintains its own mortgage lending operation). Consumer loan products also include automobile loans, automobile and equipment leases, personal lines of credit, credit cards and checking account overdraft protection.

Commercial banking services are provided to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks' market areas. The maximum total lending commitment to an individual borrower was $33 million as of December 31, 2008, which is below the Corporation's regulatory lending limit. Commercial lending options include commercial, financial, agricultural and real estate loans. Both floating and fixed rate loans are provided, with floating rate loans generally tied to an index such as the Prime Rate or the London Interbank Offering Rate. The Corporation's commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, construction lending, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.

Through its financial services subsidiaries, the Corporation offers investment management, trust, brokerage, insurance and investment advisory services in the market areas serviced by the subsidiary banks.

The Corporation's subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and online banking through the internet. The variety of available delivery channels allows customers to access their account information and perform certain transactions such as transferring funds and paying bills at virtually any hour of the day.

The following table provides certain information for the Corporation's banking and financial services subsidiaries as of December 31, 2008.

Subsidiary	Main Office Location	Total Assets	Total Deposits	Branches (1)
		(dollars in millions)		
Fulton Bank	Lancaster, PA	$ 7,936	$ 4,854	102
The Bank	Woodbury, NJ	2,036	1,567	51
The Columbia Bank	Columbia, MD	1,679	1,128	26
Lafayette Ambassador Bank	Easton, PA	1,418	1,042	25
Skylands Community Bank	Hackettstown, NJ	1,276	956	27
Hagerstown Trust Company	Hagerstown, MD	527	423	12
Delaware National Bank	Georgetown, DE	469	319	12
FNB Bank, N.A.	Danville, PA	364	273	10
Swineford National Bank	Hummels Wharf, PA	296	225	7
The Peoples Bank of Elkton	Elkton, MD	140	123	2
Fulton Financial Advisors, N.A. and Fulton Insurance Services Group, Inc.	Lancaster, PA	-	-	-
				274

(1) Remote service facilities (mainly stand-alone automated teller machines) are excluded. See additional information in "Item 2. Properties".

Non-Bank Subsidiaries

The Corporation owns 100% of the common stock of five non-bank subsidiaries which are consolidated for financial reporting purposes: (i) Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by the banking subsidiaries of the Corporation; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which Corporation branch offices and other facilities are located; (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects; (iv) FFC Management, Inc., which owns certain investment securities and other passive investments; and (v) FFC Penn Square, Inc. which owns $44.0 million of trust preferred securities issued by a subsidiary of the Corporation's largest bank subsidiary.

The Corporation owns 100% of the common stock of six non-bank subsidiaries which are not consolidated for financial reporting purposes. The following table provides information for these non-bank subsidiaries, whose sole assets consist of junior subordinated deferrable interest debentures issued by the Corporation, as of December 31, 2008:

Subsidiary	State of Incorporation	Total Assets (in thousands)
Fulton Capital Trust I	Pennsylvania	$ 154,640
SVB Bald Eagle Statutory Trust I	Connecticut	4,124
Columbia Bancorp Statutory Trust	Delaware	6,186
Columbia Bancorp Statutory Trust II	Delaware	4,124
Columbia Bancorp Statutory Trust III	Delaware	6,186
PBI Capital Trust	Delaware	10,310

Competition

The banking and financial services industries are highly competitive. Within its geographical region, the Corporation's subsidiaries face direct competition from other commercial banks, varying in size from local community banks to larger regional and national banks, credit unions and non-bank entities. With the growth in electronic commerce and distribution channels, the banks also face competition from banks that do not have a physical presence in the Corporation's geographical markets.

The industry is also highly competitive due to the GLB Act. Under the GLB Act, banks, insurance companies or securities firms may affiliate under a financial holding company structure, allowing expansion into non-banking financial services activities that were previously restricted. These include a full range of banking, securities and insurance activities, including securities and insurance underwriting, issuing and selling annuities and merchant banking activities. While the Corporation does not currently engage in all of these activities, the ability to do so without separate approval from the Federal Reserve Board (FRB) enhances the ability of the Corporation – and financial holding companies in general – to compete more effectively in all areas of financial services.

As a result of the GLB Act, there is a great deal of competition for customers that were traditionally served by the banking industry. While the GLB Act increased competition, it also provided opportunities for the Corporation to expand its financial services offerings, such as insurance products, through Fulton Insurance Services Group, Inc. The Corporation also competes through the variety of products that it offers and the quality of service that it provides to its customers. However, there is no guarantee that these efforts will insulate the Corporation from competitive pressure, which could impact its pricing decisions for loans, deposits and other services and could ultimately impact financial results.

Market Share

Although there are many ways to assess the size and strength of banks, deposit market share continues to be an important industry statistic. This publicly available information is compiled, as of June 30th of each year, by the Federal Deposit Insurance Corporation (FDIC). The Corporation's banks maintain branch offices in 53 counties across five states. In nine of these counties, the Corporation ranked in the top three in deposit market share (based on deposits as of June 30, 2008). The following table summarizes information about the counties in which the Corporation has branch offices and its market position in each county.

				No. of Financial Institutions		Deposit Market Share (June 30, 2008)	
County	State	Population (2008 Est.)	Banking Subsidiary	Banks/ Thrifts	Credit Unions	Rank	%
Lancaster	PA	500,000	Fulton Bank	19	13	1	19.4%
Berks	PA	408,000	Fulton Bank	21	12	9	2.9%
Bucks	PA	628,000	Fulton Bank	37	16	17	1.9%
Centre	PA	142,000	Fulton Bank	15	4	18	0.4%
Chester	PA	493,000	Fulton Bank	42	5	15	1.4%
Columbia	PA	65,000	FNB Bank, N.A.	7	-	6	5.1%
Cumberland	PA	229,000	Fulton Bank	22	5	15	1.3%
Dauphin	PA	255,000	Fulton Bank	19	9	7	3.0%
Delaware	PA	557,000	Fulton Bank	43	16	42	0.1%
Lebanon	PA	129,000	Fulton Bank	10	2	1	26.7%
Lehigh	PA	342,000	Lafayette Ambassador Bank	19	13	9	3.5%
Lycoming	PA	117,000	FNB Bank, N.A.	11	10	14	0.8%
Montgomery	PA	779,000	Fulton Bank	50	23	34	0.3%
Montour	PA	18,000	FNB Bank, N.A.	4	3	1	29.3%
Northampton	PA	297,000	Lafayette Ambassador Bank	17	13	3	13.6%
Northumberland	PA	91,000	Swineford National Bank	18	3	14	1.8%
			FNB Bank, N.A.			8	4.8%

County	State	Population (2008 Est.)	Banking Subsidiary	No. of Financial Institutions Banks/ Thrifts	Credit Unions	Deposit Market Share (June 30, 2008) Rank	%
Schuylkill	PA	147,000	Fulton Bank	20	4	10	3.5%
Snyder	PA	38,000	Swineford National Bank	8	-	1	28.8%
Union	PA	44,000	Swineford National Bank	8	1	6	6.0%
York	PA	426,000	Fulton Bank	18	16	5	8.7%
New Castle	DE	531,000	Delaware National Bank	31	24	24	0.1%
Sussex	DE	186,000	Delaware National Bank	16	4	6	0.7%
Anne Arundel	MD	512,000	The Columbia Bank	32	8	37	-
Baltimore	MD	794,000	The Columbia Bank	44	18	24	0.9%
Baltimore City	MD	639,000	The Columbia Bank	40	16	25	0.3%
Cecil	MD	103,000	Peoples Bank of Elkton	8	3	5	10.3%
Frederick	MD	228,000	The Columbia Bank	18	2	16	0.5%
Howard	MD	277,000	The Columbia Bank	20	3	2	13.2%
Montgomery	MD	941,000	The Columbia Bank	36	20	33	0.3%
Prince Georges	MD	846,000	The Columbia Bank	23	20	14	1.5%
Washington	MD	147,000	Hagerstown Trust Company	13	3	2	18.8%
Atlantic	NJ	275,000	The Bank	15	6	15	0.9%
Burlington	NJ	454,000	The Bank	23	10	23	0.2%
Camden	NJ	519,000	The Bank	21	8	12	1.5%
Cumberland	NJ	157,000	The Bank	12	4	9	2.4%
Gloucester	NJ	288,000	The Bank	22	4	2	13.4%
Hunterdon	NJ	132,000	Skylands Community Bank	14	3	12	2.1%
Mercer	NJ	371,000	The Bank	27	19	18	0.6%
Middlesex	NJ	791,000	Skylands Community Bank	44	25	38	0.2%
Monmouth	NJ	637,000	The Bank	27	9	24	0.7%
Morris	NJ	498,000	Skylands Community Bank	33	10	17	1.4%
Ocean	NJ	571,000	The Bank	23	6	16	0.8%
Salem	NJ	67,000	The Bank	8	4	1	27.6%
Somerset	NJ	330,000	Skylands Community Bank	26	7	8	3.4%
Sussex	NJ	155,000	Skylands Community Bank	14	1	13	0.7%
Warren	NJ	112,000	Skylands Community Bank	14	2	5	10.1%
Chesapeake	VA	222,000	Fulton Bank	14	6	14	1.4%
Fairfax	VA	1,022,000	Fulton Bank	40	14	25	0.2%
Henrico	VA	291,000	Fulton Bank	24	10	25	0.1%
Manassas	VA	37,000	Fulton Bank	14	1	10	1.9%
Newport News	VA	180,000	Fulton Bank	12	7	15	0.8%
Richmond City	VA	192,000	Fulton Bank	16	15	17	0.2%
Virginia Beach	VA	436,000	Fulton Bank	16	8	9	2.3%

Supervision and Regulation

The Corporation operates in an industry that is subject to various laws and regulations that are enforced by a number of Federal and state agencies. Changes in these laws and regulations, including interpretation and enforcement activities, could impact the cost of operating in the financial services industry, limit or expand permissible activities or affect competition among banks and other financial institutions.

The following discussion summarizes the current regulatory environment for financial holding companies and banks, including a summary of the more significant laws and regulations.

Regulators – The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the FDIC. The Corporation and its subsidiaries are subject to various regulations and examinations by regulatory authorities. The following table summarizes the charter types and primary regulators for each of the Corporation's subsidiary banks.

Subsidiary	Charter	Primary Regulator(s)
Fulton Bank	PA	PA/FDIC
The Bank	NJ	NJ/FDIC
The Columbia Bank	MD	MD/FDIC
Lafayette Ambassador Bank	PA	PA/FRB
Skylands Community Bank	NJ	NJ/FDIC
Hagerstown Trust Company	MD	MD/FDIC
Delaware National Bank	National	OCC (1)
FNB Bank, N.A.	National	OCC
Swineford National Bank	National	OCC
The Peoples Bank of Elkton	MD	MD/FDIC
Fulton Financial Advisors, N.A.	National (2)	OCC
Fulton Financial (Parent Company)	N/A	FRB

(1) Office of the Comptroller of the Currency.

(2) Fulton Financial Advisors, N.A. is chartered as an uninsured national trust bank.

Federal statutes that apply to the Corporation and its subsidiaries include the GLB Act, the Bank Holding Company Act (BHCA), the Federal Reserve Act and the Federal Deposit Insurance Act, among others. In general, these statutes and related interpretations establish the eligible business activities of the Corporation, certain acquisition and merger restrictions, limitations on intercompany transactions such as loans and dividends and capital adequacy requirements, among other statutes and regulations.

The Corporation is subject to regulation and examination by the FRB, and is required to file periodic reports and to provide additional information that the FRB may require. In addition, the FRB must approve certain proposed changes in organizational structure or other business activities before they occur. The BHCA imposes certain restrictions upon the Corporation regarding the acquisition of substantially all of the assets of or direct or indirect ownership or control of any bank for which it is not already the majority owner.

Capital Requirements – There are a number of restrictions on financial and bank holding companies and FDIC-insured depository subsidiaries that are designed to minimize potential loss to depositors and the FDIC insurance funds. If an FDIC-insured depository subsidiary is "undercapitalized", the bank holding company is required to ensure (subject to certain limits) the subsidiary's compliance with the terms of any capital restoration plan filed with its appropriate banking agency. Also, a bank holding company is required to serve as a source of financial strength to its depository institution subsidiaries and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the BHCA, the FRB has the authority to require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary upon the FRB's determination that such activity or control constitutes a serious risk to the financial soundness and stability of a depository institution subsidiary of the bank holding company.

Bank holding companies are required to comply with the FRB's risk-based capital guidelines that require a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital is required to be Tier 1 capital. In addition to the risk-based capital guidelines, the FRB has adopted a minimum leverage capital ratio under which a bank holding company must maintain a level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a leverage capital ratio of at least 1% to 2% above the stated minimum.

Dividends and Loans from Subsidiary Banks – There are also various restrictions on the extent to which the Corporation and its non-bank subsidiaries can receive loans from its banking subsidiaries. In general, these restrictions require that such loans be secured by designated amounts of specified collateral and are limited, as to any one of the Corporation or its non-bank subsidiaries, to 10% of the lending bank's regulatory capital (20% in the aggregate to all such entities).

The Corporation is also limited in the amount of dividends that it may receive from its subsidiary banks. Dividend limitations vary, depending on the subsidiary bank's charter and whether or not it is a member of the Federal Reserve System. Generally, subsidiaries are prohibited from paying dividends when doing so would cause them to fall below the regulatory minimum capital levels. Additionally, limits may exist on paying dividends in excess of net income for specified periods. See "Note J – Regulatory Matters" in the Notes to Consolidated Financial Statements for additional information regarding regulatory capital and dividend and loan limitations.

Federal Deposit Insurance – Substantially all of the deposits of the Corporation's subsidiary banks are insured up to the applicable limits by the Bank Insurance Fund (BIF) of the FDIC, generally up to $100,000 per insured depositor and up to $250,000 for retirement accounts. Effective October 3, 2008 with the enactment of the Emergency Economic Stabilization Act of 2008 (EESA), the $100,000 insurance limit was increased to $250,000 through December 31, 2009. See additional discussion of the EESA under "Regulatory Developments". The subsidiary banks pay deposit insurance premiums to the FDIC based on an assessment rate established by the FDIC for Bank Insurance Fund member institutions. The FDIC has established a risk-based assessment system under which institutions are classified and pay premiums according to their perceived risk to the Federal deposit insurance funds. The FDIC is not required to charge deposit insurance premiums when the ratio of deposit insurance reserves to insured deposits is maintained above specified levels. For the period from 1997 through 2006, the Corporation's subsidiary banks (based on the FDIC's classification system), did not pay any premiums as the BIF was sufficiently funded. However, in 2006, legislation was passed reforming the bank deposit insurance system. The reform act allowed the FDIC to raise the minimum reserve ratio and allowed eligible insured institutions an initial one-time credit to be used against premiums due. During 2007 and 2008, the Corporation's subsidiary banks were assessed insurance premiums, which were partially offset by each affiliate's one-time credit. It is likely that premiums will continue to be assessed in the near term and that the Corporation's expense will increase as deposits grow and one-time credits expire. Furthermore, with the recent increase in bank failures, the BIF has become underfunded and the FDIC has proposed changes in the assessment rates which will become effective in 2009. In addition, the FDIC has adopted an interim rule imposing an emergency special assessment of 20 basis points on insured deposits. If this interim rule is implemented, the Corporation could incur additional FDIC insurance premiums of approximately $20 million in 2009.

USA Patriot Act – Anti-terrorism legislation enacted under the USA Patriot Act of 2001 (Patriot Act) expanded the scope of anti-money laundering laws and regulations and imposed significant new compliance obligations for financial institutions, including the Corporation's subsidiary banks. These regulations include obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing.

Failure to comply with the Patriot Act's requirements could have serious legal, financial and reputational consequences. The Corporation has adopted appropriate policies, procedures and controls to address compliance with the Patriot Act and will continue to revise and update its policies, procedures and controls to reflect changes required, as necessary.

Sarbanes-Oxley Act of 2002 – The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley), which was signed into law in July 2002, impacts all companies with securities registered under the Securities Exchange Act of 1934, including the Corporation. Sarbanes-Oxley created new requirements in the areas of corporate governance and financial disclosure including, among other things, (i) increased responsibility for Chief Executive Officers and Chief Financial Officers with respect to the content of filings with the SEC; (ii) enhanced requirements for audit committees, including independence and disclosure of expertise; (iii) enhanced requirements for auditor independence and the types of non-audit services that auditors can provide; (iv) accelerated filing requirements for SEC reports; (v) disclosure of a code of ethics (vi) increased disclosure and reporting obligations for companies, their directors and their executive officers; and (vii) new and increased civil and criminal penalties for violations of securities laws. Many of the provisions became effective immediately, while others became effective as a result of rulemaking procedures delegated by Sarbanes-Oxley to the SEC.

Section 404 of Sarbanes Oxley requires management to issue a report on the effectiveness of its internal controls over financial reporting. In addition, the Corporation's independent registered public accountants are required to issue an opinion on the effectiveness of the Corporation's internal control over financial reporting. These reports can be found in Item 8, "Financial Statements and Supplementary Data". Certifications of the Chief Executive Officer and the Chief Financial Officer as required by Sarbanes-Oxley and the resulting SEC rules can be found in the "Signatures" and "Exhibits" sections.

Regulatory Developments – On October 3, 2008 the EESA, also known as the Troubled Asset Relief Program (TARP), was enacted. In connection with the EESA, the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP), which allows for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST for an aggregate purchase price of $376.5 million, 376,500 shares of preferred stock and warrants to purchase up to 5.5 million shares of common stock of the Corporation. The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The preferred stock is callable at par after three years. Prior to the end of three years, the preferred stock may be redeemed with the proceeds from one or more qualified equity offerings, as defined, of any Tier 1 perpetual preferred or common stock of at least $94.1 million. The UST may also transfer the preferred stock to a third-party at any time. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements.

As a condition of its participation in the CPP, and as long as the preferred stock issued to the UST is outstanding, without the consent of the UST, common stock repurchases are currently limited to purchases in connection with the administration of any employee benefit plan, consistent with past practices, including purchases to offset share dilution in connection with any such plans until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. In addition, the Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008.

See also Note M, "Stock-based Compensation Plans and Shareholders' Equity" in the Notes to Consolidated Financial Statements for additional details related to the Corporation's participation in the CPP.

Item 1A. Risk Factors

An investment in the Corporation's common stock involves certain risks, including, among others, the risks described below. In addition to the other information contained in this report, you should carefully consider the following risk factors.

Changes in interest rates may have an adverse effect on the Corporation's net income or loss.

The Corporation is affected by fiscal and monetary policies of the Federal government, including those of the Federal Reserve Board (FRB), which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.

Net interest income is the most significant component of the Corporation's net income, accounting for approximately 76% of total revenues in 2008. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, could adversely affect the Corporation's net interest income and financial condition. Based on the current interest rate environment and the price sensitivity of customers, loan demand could continue to outpace the growth of core demand and savings accounts, resulting in compression of net interest margin. Finally, regional and local economic conditions as well as fiscal and monetary policies of the Federal government, including those of the FRB, may affect prevailing interest rates. The Corporation cannot predict or control changes in interest rates.

The severity and duration of the current recession and the composition of the Corporation's loan portfolio could impact the level of loan charge-offs and the provision for loan losses and may affect the Corporation's net income or loss.

National and regional economic conditions could impact the loan portfolios of the Corporation's subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could further weaken the economies of the communities the Corporation serves. Weakness in the market areas served by the Corporation's subsidiary banks could depress its earnings and consequently its financial condition because:

- borrowers may not be able to repay their loans;
- the value of the collateral securing the Corporation's loans to borrowers may decline; and
- the quality of the Corporation's loan portfolio may decline.

Any of these scenarios could require the Corporation to charge-off a higher percentage of its loans and/or increase its provision for loan losses, which would negatively impact its results of operations.

In addition, the amount of the Corporation's provision for loan losses and the percentage of loans it is required to charge-off may be impacted by the overall risk composition of the loan portfolio. During 2008, the Corporation's provision for loan losses was $119.6 million. While the Corporation believes that its allowance for loan losses as of December 31, 2008 is sufficient to cover losses inherent in the loan portfolio on that date, the Corporation may be required to increase its loan loss provision or charge-off a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby negatively impacting its results of operations. A decrease in real estate values could cause higher loan losses and require higher loan loss provisions for loans that are secured by real estate.

Price fluctuations in securities markets, as well as recent market events, such as a continuation of the disruption in credit and other markets and the abnormal functioning of markets for securities, could have an impact on the Corporation's results of operations.

As of December 31, 2008, the Corporation's equity investments consisted of Federal Home Loan Bank (FHLB) and Federal Reserve Bank stock ($85.3 million), common stocks of publicly traded financial institutions ($43.4 million), and money market mutual funds and other equity investments ($10.0 million). The value of the securities in the Corporation's equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities market in general and, due to the concentration in stocks of financial institutions in the Corporation's equity portfolio, specific risks associated with that sector. Historically, gains on sales of stocks of other financial institutions have been a recurring component of the Corporation's earnings. However, general economic conditions and uncertainty surrounding the financial institution sector as a whole has impacted the value of these securities over the past two years. Further declines in bank stock values could result in additional other-than-temporary impairment charges. During 2008, $43.1 million of impairment charges were recorded for stocks of financial institutions.

As of December 31, 2008, the Corporation has $119.9 million of corporate debt securities issued by financial institutions whose values declined significantly during 2008. As with stocks of financial institutions, continued declines in the values of these securities, combined with adverse changes in the expected cash flows from these investments, could result in additional other-than-temporary impairment charges. During 2008, $20.7 million of impairment charges were recorded for debt securities issued by financial institutions.

The Corporation's investment management and trust services income could also be impacted by fluctuations in the securities market. A portion of this revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

During 2008, developments in the market for student loan auction rate securities (also known as "auction rate certificates" or "ARCs") resulted in the Corporation recording charges of $19.8 million.

The Corporation's investment management and trust subsidiary, Fulton Financial Advisors, N.A. (FFA), holds ARCs for some of its customers' accounts. ARCs are one of several types of securities that were previously utilized by FFA as short-term investment vehicles for its customers. ARCs are long-term securities structured to allow their sale in periodic auctions, resulting in the treatment of ARCs as short-term instruments in normal market conditions. However, in mid-February, 2008, market auctions for ARCs began to fail due to an insufficient number of buyers; these market failures were the first widespread and continuing failures in the over 20-year history of the auction rate securities markets. As a result, although the credit quality of ARCs has not been impacted, ARCs are currently not liquid investments for their holders, including FFA's customers. It is unclear when liquidity will return to this market.

FFA has agreed to purchase ARCs from customer accounts upon notification from customers that they have liquidity needs or otherwise desire to liquidate their holdings. Specifically, FFA will generally purchase customer ARCs at par value with an interest adjustment, which would position customers as if they had owned 90-day U.S. Treasury bills instead of ARCs.

Management believes that the financial guarantee liability recorded as of December 31, 2008 is adequate. Future purchases of ARCs, changes in their estimated fair value or changes in the likelihood of their purchase could require the Corporation to make adjustments to the amount of the liability and have a material impact on the Corporation's results of operations.

If the goodwill that the Corporation has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on the Corporation's results of operations.

The Corporation has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. During 2008, the Corporation recorded a $90.0 million goodwill impairment charge for one of its defined reporting units. As of December 31, 2008, the Corporation had $534.4 million of goodwill on its consolidated balance sheet. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to earnings in the period in which the impairment occurs. Despite the current year's impairment charge, there can be no assurance that future evaluations of goodwill will not result in additional findings of impairment.

Difficult conditions in the capital markets and the economy generally may materially adversely affect the Corporation's business and results of operations. The Corporation does not expect these conditions to improve in the near future.

The Corporation's results of operations and financial condition are affected by conditions in the capital markets and the economy generally. The capital and credit markets have been experiencing extreme volatility and disruption for more than twelve months. The volatility and disruption in these markets have produced downward pressure on stock prices of, and credit availability to, certain companies without regard to those companies' underlying financial strength.

In response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, President Bush signed the Emergency Economic Stabilization Act of 2008 (EESA) into law. Pursuant to the EESA, the U.S. Treasury (UST) was authorized to, among other things, deploy up to $750 billion into the financial system. On February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (ARRA) into law. The Federal Government, the Federal Reserve and other governmental and regulatory bodies have taken or are considering taking other actions to address the financial crisis. There can be no assurance as to what impact such actions will have on the financial markets, including the extreme levels of volatility currently being experienced. Such actions, although intended to aid the financial markets, and continued volatility in the markets could materially and adversely affect our business, financial condition and results of operations, or the trading price of our common stock.

Recently, concerns over the availability and cost of credit and a declining U.S. real estate market have contributed to increased volatility and diminished expectations for the economy and the capital and credit markets going forward. These factors, combined with declining business and consumer confidence, have precipitated an economic slowdown and induced fears of a prolonged recession. These events and the continuing market upheavals may have a continued adverse effect on the Corporation.

Included among the potential adverse effects of the current economic downturn on the Corporation are the following:

- ***A prolonged economic downturn, especially one affecting the Corporation's geographic market areas, could reduce the Corporation's customer base level of deposits and demand for financial products, such as loans.*** The Corporation's success depends significantly upon the growth in population, income levels, deposits and housing starts in its geographic markets. Unlike many larger institutions, the Corporation is not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies and geographic locations. If the communities in which the Corporation operates do not grow, or if prevailing economic conditions locally or nationally are unfavorable, its business could be adversely affected.

- ***Recent negative developments in the financial industry and the credit markets may subject the Corporation to additional regulation.*** As discussed above, the Corporation and its subsidiaries are subject to regulations and examinations by various regulatory authorities. In addition, as a result of its participation in the UST's Capital Purchase Program (CPP), the Corporation is subject to certain restrictions associated with participation in the CPP.

As a result of the recent global financial crisis, the potential exists for new Federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, which may result in the issuance of formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact the Corporation's operations, including its ability to originate or sell loans, and adversely impact its financial performance.

- ***The Corporation's future growth and liquidity needs may require the Corporation to raise additional capital in the future, but that capital may not be available when it is needed or may be available at an excessive cost.*** The Corporation is required by regulatory authorities to maintain adequate levels of capital to support its operations. In October 2008, the UST announced plans to direct $250 billion of its authority under EESA into preferred stock investments in banks under the CPP. In November 2008, the Corporation voluntarily applied to the UST to participate in the CPP and the application was approved. As a result, on December 23, 2008, the Corporation issued $376.5 million of preferred stock, as well as warrants to purchase 5.5 million shares of the Corporation's common stock, to the UST.

  The Corporation anticipates that current capital levels will satisfy regulatory requirements for the foreseeable future. The Corporation may at some point choose to raise additional capital to support its continued growth or to redeem the preferred stock issued under the CPP. The Corporation's ability to raise additional capital will depend, in part, on conditions in the capital markets at that time, which are outside of the Corporation's control. Accordingly, the Corporation may be unable to raise additional capital, if and when needed, on terms acceptable to the Corporation, or at all. If the Corporation cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impacted. In addition, if the Corporation decides to raise additional equity capital, shareholders' interests could be diluted.

  In addition to primary sources of liquidity in the form of principal and interest payments on outstanding loans and investments and deposits, the Corporation maintains secondary sources that provide it with additional liquidity. These secondary sources include secured and unsecured borrowings from sources such as the Federal Reserve Bank and FHLB and third-party commercial banks. The Corporation's strong liquidity position was further enhanced by its participation in the CPP and it believes that it is well positioned to withstand current market conditions. However, market liquidity conditions have been negatively impacted by the recent disruptions in the capital markets and could, in the future, have a negative impact on secondary sources of liquidity.

The competition the Corporation faces is significant and may reduce the Corporation's customer base and negatively impact the Corporation's results of operations.

There is significant competition among commercial banks in the market areas served by the Corporation's subsidiary banks. In addition, as a result of the deregulation of the financial industry, the Corporation's subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than the Corporation is with respect to the products and services they provide. Some of the Corporation's competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than the Corporation has and, as such, may have higher lending limits and may offer other services not offered by the Corporation.

The Corporation also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to the customer.

Competition may adversely affect the rates the Corporation pays on deposits and charges on loans, thereby potentially adversely affecting the Corporation's profitability. The Corporation's profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its objectives.

The supervision and regulation to which the Corporation is subject can be a competitive disadvantage.

The Corporation is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). As a result, the Corporation and its subsidiaries are subject to regulations and examinations by various regulatory authorities. In general, statutes establish: the eligible business activities for the Corporation; certain acquisition and merger restrictions; limitations on intercompany transactions such as loans and dividends; capital adequacy requirements; requirements for anti-money laundering programs and other compliance matters, among other regulations. The Corporation is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to the Corporation's ability to engage in new activities and to consummate additional acquisitions. In addition, the Corporation is subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. The Corporation cannot predict whether any of these changes may adversely and materially affect it. Federal and state banking regulators also possess broad powers to take supervisory actions, as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on the Corporation's activities that could have a material adverse effect on its business and profitability. While these statutes and regulations are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes and regulations increases the Corporation's expense, requires management's attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes the Corporation's branch properties, by subsidiary bank, as of December 31, 2008. Remote service facilities (mainly stand-alone automated teller machines) are excluded.

Subsidiary Bank	Owned	Leased	Total Branches
Fulton Bank	37	65	102
The Bank	32	19	51
The Columbia Bank	5	21	26
Lafayette Ambassador Bank	8	17	25
Skylands Community Bank	7	20	27
Hagerstown Trust Company	6	6	12
Delaware National Bank	9	3	12
FNB Bank, N.A.	8	2	10
Swineford National Bank	5	2	7
The Peoples Bank of Elkton	1	1	2
Total	118	156	274

The following table summarizes the Corporation's other significant administrative properties. Banking subsidiaries also maintain administrative offices at their respective main banking branches. These properties are included within the preceding table.

Entity	Property	Location	Owned/ Leased
Fulton Bank/Fulton Financial Corporation	Corporate Headquarters	Lancaster, PA	(1)
Fulton Financial Corporation	Operations Center	East Petersburg, PA	Owned
Fulton Bank.	Operations Center	Mantua, NJ	Owned
Lafayette Ambassador Bank	Operations Center	Bethlehem, PA	Owned

(1) Includes approximately 100,000 square feet which is owned by an independent third-party who financed the construction through a loan from Fulton Bank. The Corporation is leasing this space from the third-party in an arrangement accounted for as a capital lease. The lease term expires in 2027. The Corporation owns the remainder of the Corporate Headquarters location. This property also includes a Fulton Bank branch, which is included in the preceding table.

Item 3. Legal Proceedings

There are no legal proceedings pending against Fulton Financial Corporation or any of its subsidiaries which are expected to have a material impact upon the financial position and/or the operating results of the Corporation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of Fulton Financial Corporation during the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock

As of December 31, 2008, the Corporation had 175.0 million shares of $2.50 par value common stock outstanding held by approximately 48,000 holders of record. The common stock of the Corporation is traded on The NASDAQ Stock Market under the symbol FULT.

The following table presents the quarterly high and low prices of the Corporation's common stock and per-share cash dividends declared for each of the quarterly periods in 2008 and 2007.

	Price Range		Per-Share
	High	Low	Dividend
2008			
First Quarter	**$ 13.69**	**$ 9.83**	**$ 0.1500**
Second Quarter	**13.66**	**10.03**	**0.1500**
Third Quarter	**17.00**	**7.35**	**0.1500**
Fourth Quarter	**13.04**	**7.89**	**0.1500**
2007			
First Quarter	$ 16.81	$ 14.50	$ 0.1475
Second Quarter	15.32	14.21	0.1500
Third Quarter	16.26	11.25	0.1500
Fourth Quarter	15.02	9.91	0.1500

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about options outstanding under the Corporation's 1996 Incentive Stock Option Plan and 2004 Stock Option and Compensation Plan as of December 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	7,056,184	$13.66	13,609,429
Equity compensation plans not approved by security holders	-	-	-
Total	7,056,184	$13.66	13,609,429

Performance Graph

The graph below shows cumulative investment returns to shareholders based on the assumptions that (A) an investment of $100.00 was made on December 31, 2003, in each of the following: (i) Fulton Financial Corporation common stock; (ii) the stock of all U. S. companies traded on The NASDAQ Stock Market and (iii) common stock of the performance peer group approved by the Board of Directors on September 21, 2004 consisting of bank and financial holding companies located throughout the United States with assets between $6-20 billion which were not a party to a merger agreement as of the end of the period and (B) all dividends were reinvested in such securities over the past five years. The graph is not indicative of future price performance.

The graph below is furnished under this Part II Item 5 of this Form 10-K and shall not be deemed to be "soliciting material" or to be "filed" with the Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended.



Total Return Performance
Fulton Financial Corporation
NASDAQ Composite
Fulton Financial 2008 Peer Group
Index Value
150
140
130
120
110
100
90
80
70
60
2003
2004
2005
2006
2007
2008

Index	Period Ending December 31					
	2003	2004	2005	2006	2007	2008
Fulton Financial Corporation	100.00	115.21	112.35	115.99	81.37	73.52
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
Fulton Financial 2008 Peer Group	100.00	116.00	115.67	126.42	102.33	88.74

(1) A listing of the Fulton Financial Peer Group is located under the heading "Compensation Discussion and Analysis" within the Corporation's 2009 Proxy Statement.

Issuer Purchases of Equity Securities
Not Applicable.

Item 6. Selected Financial Data

5-YEAR CONSOLIDATED SUMMARY OF FINANCIAL RESULTS
(dollars in thousands, except per-share data)

	2008	2007	2006	2005	2004
SUMMARY OF OPERATIONS					
Interest income	**$ 867,494**	$ 939,577	$ 864,507	$ 625,767	$ 493,643
Interest expense	**343,346**	450,833	378,944	213,219	135,994
Net interest income	**524,148**	488,744	485,563	412,548	357,649
Provision for loan losses	**119,626**	15,063	3,498	3,120	4,717
Investment securities (losses) gains, net	**(58,241)**	1,740	7,439	6,625	17,712
Other income	**155,387**	146,284	142,436	137,673	121,152
Gain on sale of credit card portfolio	**13,910**	-	-	-	-
Other expenses	**406,625**	405,455	365,991	316,291	277,515
Goodwill impairment	**90,000**	-	-	-	-
Income before income taxes	**18,953**	216,250	265,949	237,435	214,281
Income taxes	**24,570**	63,532	80,422	71,361	64,673
Net income (loss)	**(5,617)**	152,718	185,527	166,074	149,608
Preferred stock dividends and discount accretion	**(463)**	-	-	-	-
Net income (loss) available to common shareholders	**$ (6,080)**	$ 152,718	$ 185,527	$ 166,074	$ 149,608
PER COMMON SHARE (1)					
Net income (loss) (basic)	**$ (0.03)**	$ 0.88	$ 1.07	$ 1.01	$ 0.95
Net income (loss) (diluted)	**(0.03)**	0.88	1.06	1.00	0.94
Cash dividends	**0.600**	0.598	0.581	0.540	0.493
RATIOS					
Return on average assets	**(0.04%)**	1.01%	1.30%	1.41%	1.45%
Return on average equity	**(0.35)**	9.98	12.84	13.24	13.98
Return on average tangible equity (2)	**9.29**	18.16	23.87	20.28	18.58
Net interest margin	**3.70**	3.66	3.82	3.93	3.83
Efficiency ratio	**56.31**	61.20	56.00	55.50	55.90
Ending tangible common equity to tangible assets	**5.97**	6.03	5.98	6.98	7.94
Dividend payout ratio	**N/M**	68.00	54.80	54.00	52.50
PERIOD-END BALANCES					
Total assets	**$16,185,106**	$15,923,098	$14,918,964	$12,401,555	$11,160,148
Investment securities	**2,724,841**	3,153,552	2,878,238	2,562,145	2,449,859
Loans, net of unearned income	**12,042,620**	11,204,424	10,374,323	8,424,728	7,533,915
Deposits	**10,551,916**	10,105,445	10,232,469	8,804,839	7,895,524
Federal Home Loan Bank advances and long-term debt	**1,787,797**	1,642,133	1,304,148	860,345	684,236
Shareholders' equity	**1,859,647**	1,574,920	1,516,310	1,282,971	1,244,087
AVERAGE BALANCES					
Total assets	**$15,976,871**	$15,090,458	$14,297,681	$11,781,485	$10,348,268
Investment securities	**2,924,340**	2,843,478	2,869,862	2,498,538	2,563,143
Loans, net of unearned income	**11,595,243**	10,736,566	9,892,082	7,981,604	6,857,386
Deposits	**10,016,528**	10,222,594	9,955,247	8,364,435	7,285,134
Federal Home Loan Bank advances and long-term debt	**1,822,115**	1,579,527	1,069,868	839,694	641,154
Shareholders' equity	**1,609,828**	1,530,613	1,444,793	1,254,476	1,069,904

N/M – Not meaningful.
(1) Adjusted for stock dividends and stock splits.
(2) Net income (loss), as adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average common shareholders' equity, net of goodwill and intangible assets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion) concerns Fulton Financial Corporation (the Corporation), a financial holding company registered under the Bank Holding Company Act and incorporated under the laws of the Commonwealth of Pennsylvania in 1982, and its wholly owned subsidiaries. Management's Discussion should be read in conjunction with the consolidated financial statements and other financial information presented in this report.

FORWARD-LOOKING STATEMENTS

The Corporation has made, and may continue to make, certain forward-looking statements with respect to its acquisition and growth strategies; market risk; changes or adverse developments in economic, political, or regulatory conditions; a continuation or worsening of the current disruption in credit and other markets, including the lack of or reduced access to, and the abnormal functioning of, markets for mortgages and other asset-backed securities and for commercial paper and other short-term borrowings; the effect of competition and interest rates on net interest margin and net interest income; investment strategy and income growth; investment securities gains; declines in the value of securities which may result in charges to earnings; changes in rates of deposit and loan growth; asset quality and the impact on assets from adverse changes in the economy and in credit or other markets and resulting effects on credit risk and asset values; balances of risk-sensitive assets to risk-sensitive liabilities; salaries and employee benefits and other expenses; amortization of intangible assets; goodwill impairment; capital and liquidity strategies and other financial and business matters for future periods. The Corporation cautions that these forward-looking statements are subject to various assumptions, risks and uncertainties. Because of the possibility of changes in these assumptions, actual results could differ materially from forward-looking statements. The Corporation undertakes no obligations to update or revise any forward-looking statements.

OVERVIEW

During 2008, the Corporation faced significant challenges associated with the overall economic downturn. Poor economic conditions, which were initially evident within the residential housing market beginning in 2007, spread throughout most sectors of the economy in 2008. The values of various assets, including loans, investment securities and intangible assets, declined significantly in the current year, resulting in a number of significant charges to earnings.

Despite these setbacks and the expectation of a challenging economy – at least in the short-term – the Corporation believes it is positioned to withstand the current conditions through its strong capital and liquidity positions, conservative underwriting of loans and prudent management of interest rate risk.

Summary Financial Results

The Corporation generates the majority of its revenue through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and/or maintaining or increasing the net interest margin, which is net interest income (fully taxable-equivalent) as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through sales of assets, such as loans, investments, or properties. Offsetting these revenue sources are provisions for credit losses on loans, operating expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

	2008	2007
Net income (loss) available to common shareholders (in thousands)...........	**$ (6,080)**	$ 152,718
Income before income taxes (in thousands)..	**$ 18,953**	$ 216,250
Diluted net income (loss) per common share (1).......................................	**$ (0.03)**	$ 0.88
Return on average assets	**(0.04%)**	1.01%
Return on average equity (2)	**(0.35%)**	9.98%
Return on average tangible equity (3)	**9.29%**	18.16%
Net interest margin (4)...	**3.70%**	3.66%
Non-performing assets to total assets	**1.35%**	0.76%

(1) Calculated as net income (loss) available to common shareholders divided by diluted weighted average common shares outstanding.
(2) Calculated as net income (loss), divided by average shareholders' equity.
(3) Calculated as net income (loss), adjusted for intangible amortization (net of tax) and goodwill impairment charges, divided by average shareholders' equity, excluding goodwill and intangible assets.
(4) Presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. See also "Net Interest Income" section of Management's Discussion.

The Corporation's income before income taxes in 2008 decreased $197.3 million, or 91.2%, from 2007. The decrease in income before income taxes in 2008 in comparison to 2007 was primarily due to the following:

Decreases in income before income taxes:

- *An increase in the provision for loan losses of $104.6 million, or 694.2%, to $119.6 million in 2008.*

  During 2008, deteriorating economic conditions negatively impacted the quality of the Corporation's loan portfolio. In general, significant declines in residential real estate values led to a slowing of the housing markets. This, in turn, had a detrimental impact on residential real estate developers and their ability to meet the contractual payments on their loans. Ultimately, as the slowdown spread through other sectors of the economy and recessionary conditions became evident, other types of credit began to deteriorate as the confidence of both businesses and consumers declined.

  The Corporation's non-performing assets increased significantly, from $120.9 million, or 0.76% of total assets, as of December 31, 2007 to $219.0 million, or 1.35% of total assets, as of December 31, 2008, with significant increases occurring in non-performing construction loans, commercial mortgages and commercial loans. Net charge-offs for 2008 were 0.45% of average loans, compared to 0.09% in 2007. As a result of these increases in non-performing assets and net charge-offs, the Corporation increased the provision for loan losses as additional allocations of the allowance for loan losses became necessary.

- *A goodwill impairment charge of $90.0 million, recorded in 2008.*

  As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), the Corporation completes an annual goodwill impairment test as of October 31st each year. In connection with its 2008 impairment test, the Corporation determined that the goodwill associated with its Columbia Bank reporting unit was impaired; resulting in a $90.0 million impairment charge.

- *A $65.0 million increase in charges related to the other-than-temporary impairment of securities.*

  During 2008, the Corporation recorded pre-tax charges of $65.3 million for the other-than-temporary impairment of investment securities, recorded within investment securities (losses) gains on the consolidated statements of operations. During 2007, the Corporation recorded $324,000 of other-than-temporary impairment charges. Other-than-temporary impairment charges were recognized mainly for the Corporation's investments in stocks of financial institutions and debt securities issued by financial institutions. Uncertainty surrounding the sector as a whole negatively impacted the value of securities issued by financial institutions.

  During 2008, the Corporation's other-than-temporary impairment charges related to stocks of financial institutions were $43.1 million, while its other-than-temporary impairment charges for debt securities were $20.7 million, primarily for pooled trust preferred securities issued by financial institutions.

- *Contingent losses of $19.8 million associated with the Corporation's guarantee to purchase illiquid auction rate securities from customers.*

  The Corporation's investment management and trust subsidiary, Fulton Financial Advisors, N.A. (FFA), held student loan auction rate securities, also known as auction rate certificates (ARCs), for some of its customers' accounts. ARCs were one of several types of securities that were previously utilized by FFA as short-term investment vehicles for its customers. ARCs are long-term securities structured to allow their sale in periodic auctions, giving the securities some of the characteristics of short-term instruments in normal market conditions. However, in 2008, market auctions for ARCs began to fail due to an insufficient number of buyers. As a result, although the credit quality of ARCs was not impacted, they were not liquid investments for their holders, including FFA's customers.

  During 2008, FFA agreed to purchase ARCs from customer accounts upon notification from customers that they have liquidity needs or otherwise desire to liquidate their holdings. The estimated fair value of this guarantee resulted in a $19.8 million pre-tax charge to earnings in 2008, included within operating risk loss on the consolidated statements of operations.

Increases in income before income taxes:

- *A $35.4 million, or 7.2%, increase in net interest income.*

  The 2008 improvement in net interest income in comparison to 2007 was largely due to an increase in average interest-earning assets, and a four basis point increase in net interest margin. Decreases in interest rates on short-term borrowings and deposit balances were the result of the Federal Reserve Board (FRB) lowering the target Federal funds rate a total of 400-425 basis points since December 31, 2007 (from 4.25% to 0-0.25%).

  During 2008, interest rates paid on short-term borrowings and many deposit balances declined more quickly than interest rates earned on assets. The more pronounced decrease in interest expense during 2008 in comparison to 2007 produced an increase in net interest income and net interest margin. Further decreases in rates on interest-bearing liabilities are not expected in the near future, due both to the current low-interest rate environment and the ongoing strong competition for deposits. As a result, the Corporation expects net interest margin compression in 2009. See the discussion under the heading, "Net Interest Income" below, for additional details.

- *A $22.8 million reduction in pre-tax contingent losses associated with the potential repurchase of previously sold residential mortgage and home equity loans.*

  During 2007, the Corporation recorded $25.1 million of pre-tax charges associated with the potential repurchase of residential mortgage and home equity loans sold to secondary market investors through its former Resource Mortgage affiliate. During 2008, the Corporation recorded an additional $2.3 million of contingent losses related to such loans, all of which were originated prior to 2008. See Note O, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional details.

- *A $13.9 million pre-tax gain on the sale of the Corporation's credit card portfolio.*

  In 2008, the Corporation sold its approximately $87 million credit card portfolio to U.S. Bank National Association ND, d/b/a Elan Financial Services (Elan), and recorded a $13.9 million pre-tax gain on the transaction.

  Under a separate agreement, the Corporation provides ongoing marketing services on behalf of Elan and receives fee income for each new account originated and a percentage of the revenue earned on both new accounts and accounts sold. During 2008, the Corporation recognized $3.6 million of credit card fee income, included within other income on the consolidated statements of operations, in connection with this agreement.

  The sale of the credit card portfolio reduced the Corporation's net interest income for 2008. During the year ended December 31, 2007, interest income earned on the credit card portfolio was $14.8 million, or 1.6% of total interest income, at an average yield of 19.2%. In 2008, prior to the sale of the credit card portfolio, the Corporation recognized interest income on the credit card portfolio of $5.1 million at an average yield of 20.1%. Assuming the funding for credit cards was provided by Federal funds purchased, the net interest income contribution of the credit card portfolio in 2008 and 2007 was approximately $4.3 million and $10.9 million, respectively. Despite the negative impact to the Corporation's net interest income, the sale of the credit card portfolio has resulted in a reduction of consumer credit risk, while providing a future revenue stream.

Participation in United States Treasury Capital Purchase Program
In connection with the Emergency Economic Stabilization Act of 2008 (EESA), the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP) which allows for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

In December 2008, the Corporation voluntarily applied to the UST to participate in the CPP and the application was approved. As a result, the Corporation issued $376.5 million of preferred stock, including warrants to purchase 5.5 million shares of the Corporation's common stock, to the UST in December 2008.

For additional details related to the terms of the preferred stock and common stock warrants issued by the Corporation, see Note M, "Stock-based Compensation Plans and Shareholders Equity" in the Notes to Consolidated Financial Statements and the "Financial Condition" section of Management's Discussion.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is the most significant component of the Corporation's net income. The "Market Risk" section of Management's Discussion provides additional information on the policies and procedures used by the Corporation to manage net interest income. The following table provides a comparative average balance sheet and net interest income analysis for 2008 compared to 2007 and 2006. Interest income and yields are presented on a fully taxable-equivalent (FTE) basis, using a 35% Federal tax rate and statutory interest expense disallowances. The discussion following this table is based on these tax-equivalent amounts.

(dollars in thousands)	2008			2007			2006		
ASSETS	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Interest-earning assets:									
Loans, net of unearned income (2)	$ 11,595,243	$ 732,533	6.32%	$ 10,736,566	$ 805,881	7.51%	$ 9,892,082	$ 731,057	7.39%
Taxable inv. securities (3)	2,228,204	110,220	4.82	2,157,325	99,621	4.62	2,268,209	97,652	4.31
Tax-exempt inv. securities (3)	512,920	27,904	5.44	496,820	25,856	5.20	447,000	21,770	4.87
Equity securities (3)	183,216	6,520	3.56	189,333	9,073	4.79	154,653	7,341	4.75
Total investment securities	2,924,340	144,644	4.95	2,843,478	134,550	4.73	2,869,862	126,763	4.42
Loans held for sale	93,085	5,701	6.12	166,437	11,501	6.91	215,255	15,564	7.23
Other interest-earning assets	21,503	586	2.71	33,015	1,630	4.90	53,211	2,530	4.73
Total interest-earning assets	14,634,171	883,464	6.04	13,779,496	953,562	6.93	13,030,410	875,914	6.73
Noninterest-earning assets:									
Cash and due from banks	318,524			329,814			335,935		
Premises and equipment	197,967			190,910			185,084		
Other assets (3)	951,270			899,292			852,186		
Less: Allowance for loan losses	(125,061)			(109,054)			(105,934)		
Total Assets	$ 15,976,871			$ 15,090,458			$ 14,297,681		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Demand deposits	$ 1,714,029	$ 13,168	0.77%	$ 1,696,624	$ 28,331	1.67%	$ 1,673,407	$ 25,112	1.50%
Savings deposits	2,152,158	28,520	1.32	2,258,113	53,312	2.36	2,340,402	51,394	2.19
Time deposits	4,502,399	170,426	3.79	4,553,994	212,752	4.67	4,134,190	170,435	4.12
Total interest-bearing deposits	8,368,586	212,114	2.53	8,508,731	294,395	3.46	8,147,999	246,941	3.03
Short-term borrowings	2,336,526	50,091	2.12	1,574,495	73,983	4.66	1,653,974	78,043	4.67
Long-term debt	1,822,115	81,141	4.45	1,579,527	82,455	5.22	1,069,868	53,960	5.04
Total interest-bearing liabilities	12,527,227	343,346	2.74	11,662,753	450,833	3.86	10,871,841	378,944	3.48
Noninterest-bearing liabilities:									
Demand deposits	1,647,942			1,713,863			1,807,248		
Other	191,874			183,229			173,799		
Total Liabilities	14,367,043			13,559,845			12,852,888		
Shareholders' equity	1,609,828			1,530,613			1,444,793		
Total Liabs. and Equity	$ 15,976,871			$ 15,090,458			$ 14,297,681		
Net interest income/net interest margin (FTE)		540,118	3.70%		502,729	3.66%		496,970	3.82%
Tax equivalent adjustment		(15,970)			(13,985)			(11,407)	
Net interest income		$ 524,148			$ 488,744			$ 485,563	

(1) Includes dividends earned on equity securities.
(2) Includes non-performing loans.
(3) Balances include amortized historical cost for available for sale securities. The related unrealized holding gains (losses) are included in other assets.

The following table sets forth a summary of changes in FTE interest income and expense resulting from changes in average balances (volumes) and changes in rates:

	2008 vs. 2007 Increase (decrease) due to change in			2007 vs. 2006 Increase (decrease) due to change in		
	Volume	**Rate**	**Net**	Volume	Rate	Net
	(in thousands)					
Interest income on:						
Loans, net of unearned income	**$ 61,027**	**$ (134,375)**	**$ (73,348)**	$ 63,236	$ 11,588	$ 74,824
Taxable investment securities	**4,588**	**6,011**	**10,599**	(4,913)	6,882	1,969
Tax-exempt investment securities	**854**	**1,194**	**2,048**	2,529	1,557	4,086
Equity securities	**(285)**	**(2,268)**	**(2,553)**	1,661	71	1,732
Loans held for sale	**(4,610)**	**(1,190)**	**(5,800)**	(3,399)	(664)	(4,063)
Short-term investments	**(457)**	**(587)**	**(1,044)**	(984)	84	(900)
Total interest-earning assets	**$ 61,117**	**$ (131,215)**	**$ (70,098)**	$ 58,130	$ 19,518	$ 77,648
Interest expense on:						
Demand deposits	**$ 288**	**$ (15,451)**	**$ (15,163)**	$ 352	$ 2,867	$ 3,219
Savings deposits	**(2,375)**	**(22,417)**	**(24,792)**	(1,914)	3,832	1,918
Time deposits	**(2,384)**	**(39,942)**	**(42,326)**	18,304	24,013	42,317
Short-term borrowings	**26,332**	**(50,224)**	**(23,892)**	(3,892)	(168)	(4,060)
Long-term debt	**11,713**	**(13,027)**	**(1,314)**	26,543	1,952	28,495
Total interest-bearing liabilities	**$ 33,574**	**$ (141,061)**	**$ (107,487)**	$ 39,393	$ 32,496	$ 71,889

Note: Changes which are partially attributable to rate and volume are allocated based on the proportion of the direct changes attributable to rate and volume.

2008 vs. 2007

Interest income decreased $70.1 million, or 7.4%, due to a $131.2 million decrease caused by an 89 basis point decline in average rates, offset by a $61.1 million increase in interest income realized from an $854.7 million, or 6.2%, increase in average balances.

The increase in average interest-earning assets was almost entirely due to loan growth. Average loans increased by $858.7 million, or 8.0%, to $11.6 billion in 2008. The following table presents the growth in average loans, net of unearned income, by type:

			Increase (decrease)	
	2008	2007	$	%
	(dollars in thousands)			
Real estate - commercial mortgage	**$ 3,746,914**	$ 3,322,421	$ 424,493	12.8%
Commercial - industrial, financial and agricultural	**3,536,125**	3,213,357	322,768	10.0
Real estate - home equity	**1,597,376**	1,454,753	142,623	9.8
Real estate - construction	**1,310,076**	1,402,029	(91,953)	(6.6)
Real estate - residential mortgage	**918,830**	751,649	167,181	22.2
Consumer	**399,112**	506,201	(107,089)	(21.2)
Leasing and other	**86,810**	86,156	654	0.8
Total	**$11,595,243**	$10,736,566	$ 858,677	8.0%

The growth in average loans was primarily due to increases in commercial mortgage and commercial loans. The $424.5 million, or 12.8%, increase in commercial mortgage loans was mostly in floating and adjustable rate loan products. The $322.8 million, or 10.0%, increase in commercial loans was primarily in floating and adjustable rate loans and partially in fixed rate loan products.

The $167.2 million, or 22.2%, increase in residential mortgage loans was primarily due to growth in traditional adjustable rate mortgages. The $142.6 million, or 9.8%, increase in home equity loans was due to an increase in home equity lines of credit, due in part to the introduction of a new blended fixed/floating rate loan product in late 2007 and an increase in line of credit usage for existing borrowings.

Offsetting the above increases were a $107.1 million, or 21.2%, decrease in consumer loans and a $92.0 million, or 6.6%, decrease in construction loans. The decrease in consumer loans was due primarily to the Corporation's sale of its approximately $87 million credit card portfolio in April 2008 and a decrease in the indirect automobile loan portfolio. The decrease in construction loans was primarily due to a decrease in floating rate commercial construction loans.

The average yield on loans during 2008 of 6.32% represented a 119 basis point, or 15.8%, decrease in comparison to 2007. The decrease in the average yield on loans reflected a lower average rate environment, as illustrated by a lower average prime rate in 2008 (5.12%) as compared to 2007 (8.03%). The decrease in the average yield was not as pronounced as the decrease in the average prime rate as fixed rate loans do not reprice when short-term rates decline.

Average loans held for sale decreased $73.4 million, or 44.1%, as a result of a $466.4 million, or 32.9%, decrease in the volume of loans originated for sale. The decrease in volumes of loans originated for sale was mainly due to the Corporation's exit from the national wholesale mortgage business in the second half of 2007.

Average investments increased $80.9 million, or 2.8%. In late 2007, the Corporation "pre-purchased" investments, based on the expected cash flows to be generated from maturing securities over an approximate six-month period. The result of this pre-purchase was a higher average investment balance for 2008. Also contributing to the increase was the sale of approximately $250 million of lower-yielding investment securities during the first quarter of 2007, which lowered the balance of average investment securities for 2007.

The average yield on investment securities increased 22 basis points from 4.73% in 2007 to 4.95% in 2008. The increase in yield was due to the systematic reinvestment of normal portfolio cash flows, primarily from shorter-duration, lower-yielding mortgage-backed securities, into a combination of higher-yielding mortgage-backed pass-through securities, conservative U.S. government issued collateralized mortgage obligations and longer-term municipal securities.

Interest expense decreased $107.5 million, or 23.8%, to $343.3 million in 2008 from $450.8 million in 2007. Interest expense decreased $141.1 million due to a 112 basis point, or 29.0%, decrease in the average cost of total interest-bearing liabilities. This decrease was partially offset by an increase in interest expense of $33.6 million caused by an $864.5 million, or 7.4%, increase in average interest-bearing liabilities.

The following table summarizes the change in average deposits, by type:

			Increase (decrease)	
	2008	2007	$	%
		(dollars in thousands)		
Noninterest-bearing demand	**$ 1,647,942**	$ 1,713,863	$ (65,921)	(3.8%)
Interest-bearing demand	**1,714,029**	1,696,624	17,405	1.0
Savings/money market	**2,152,158**	2,258,113	(105,955)	(4.7)
Time deposits	**4,502,399**	4,553,994	(51,595)	(1.1)
Total	**$ 10,016,528**	$ 10,222,594	$ (206,066)	(2.0%)

The Corporation experienced a net decrease in noninterest-bearing and interest-bearing demand and savings accounts of $154.5 million, or 2.7%, primarily due to personal accounts. The $51.6 million decrease in time deposits was due to a $137.2 million decrease in brokered certificates of deposit, offset by an $85.6 million increase in customer certificates of deposit.

The following table summarizes the changes in average borrowings, by type:

	2008	2007	Increase (decrease) $	Increase (decrease) %
	(dollars in thousands)			
Short-term borrowings:				
Federal funds purchased	**$ 1,328,888**	$ 808,358	$ 520,530	64.4%
Short-term promissory notes	**454,473**	404,527	49,946	12.3
FHLB overnight repurchase agreements	**303,224**	89,742	213,482	237.9
Customer repurchase agreements	**227,130**	247,948	(20,818)	(8.4)
Other short-term borrowings	**22,811**	23,920	(1,109)	(4.6)
Total short-term borrowings	**2,336,526**	1,574,495	762,031	48.4
Long-term debt:				
FHLB Advances	**1,439,197**	1,212,085	227,112	18.7
Other long-term debt	**382,918**	367,442	15,476	4.2
Total long-term debt	**1,822,115**	1,579,527	242,588	15.4
Total borrowings	**$ 4,158,641**	$ 3,154,022	$ 1,004,619	31.9%

The $762.0 million, or 48.4%, increase in short-term borrowings was mainly due to a $520.5 million increase in Federal funds purchased and a $213.5 million increase in Federal Home Loan Bank (FHLB) overnight repurchase agreements. The $242.6 million, or 15.4%, increase in long-term debt was primarily due to increases in FHLB advances as longer-term rates were locked and durations were extended to manage interest rate risk. The total increase in borrowings of $1.0 billion was principally employed to support overall balance sheet growth.

2007 vs. 2006

In February 2006, the Corporation acquired Columbia Bancorp (Columbia Bank), of Columbia, Maryland, a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank. Results for 2007 in comparison to 2006 were impacted by a full year contribution by Columbia Bank in 2007, compared to an eleven-month contribution in 2006.

Net interest income increased $5.8 million, or 1.2%, from $497.0 million in 2006 to $502.7 million in 2007, due to an increase in average interest-earning assets, offset by a decline in net interest margin.

Average interest-earning assets grew 5.7%, from $13.0 billion in 2006 to $13.8 billion in 2007. Interest income increased $77.6 million, or 8.9%, primarily as a result of an increase in average interest-earning assets, which contributed $58.1 million to the increase, with the remaining growth in interest income due to the 20 basis point, or 3.0%, increase in average rates on interest-earning assets. Columbia Bank contributed approximately $99 million to the increase in average interest-earning assets.

Loan growth was particularly strong in the commercial loan and commercial mortgage categories, which together increased $662.8 million, or 11.3%, with Columbia Bank contributing approximately $35 million to the increase. The remaining growth in commercial loans was across all commercial loan types, and throughout most subsidiary banks and geographical regions. The remaining growth in commercial mortgages was primarily in adjustable rate mortgages.

The increases in residential mortgage loans of $113.0 million, or 17.6%, was due to growth in adjustable rate mortgage loans ($87.9 million, or a 20.6% increase) and the impact of $23.7 million of residential mortgage loans repurchased in 2007 that were previously sold to secondary market investors.

Additional increases in loans were due to increases in construction loans of $39.4 million, or 2.9%, and home equity loans of $37.5 million, or 2.6%. Columbia Bank contributed approximately $36 million and $16 million to the increases in construction loans and home equity loans, respectively. The remaining increase in home equity loans was due to the repurchase of previously sold loans during 2007 and due to the introduction of a blended fixed/floating rate product in late 2007.

Offsetting these increases was a $16.6 million, or 3.2%, decrease in average consumer loans. The Corporation's indirect automobile portfolio decreased $33.9 million, or 10.9%, while growth in credit card outstandings of $17.0 million, or 28.2%, somewhat offset this decline.

The average yield on loans during 2007 of 7.51% represented a 12 basis point, or 1.6%, increase in comparison to 2006. The increase in the average yield on loans reflected a higher average rate environment, as illustrated by a higher average prime rate in 2007 (8.03%) as compared to 2006 (7.96%).

Average loans held for sale decreased $48.8 million, or 22.7%, as a result of lower volumes mainly due to the Corporation's exit from the national wholesale mortgage business.

Average investments decreased $26.4 million, or 0.9%, while the average yield on investment securities increased 31 basis points from 4.42% in 2006 to 4.73% in 2007. The increase in yield was primarily attributable to the Corporation's systematic reinvestment of normal portfolio cash flows, primarily from lower duration, significantly lower yielding balloon mortgage-backed securities, into a combination of higher yielding mortgage-backed pass-through securities, conservative collateralized mortgage obligations, as well as longer term municipal securities. Also contributing to the increase in yield was a reduction in premium amortization, which is accounted for as an offset to interest income, from $4.8 million in 2006 to $3.5 million in 2007. The decrease in amortization reflects the cumulative impact of initiatives to reduce the premium levels of mortgage-backed securities purchased during 2006 and 2007 and stable prepayment experience on relatively short duration mortgage-backed securities purchased prior to that period.

The increase in interest income was offset by an increase in interest expense of $71.9 million, or 19.0%, to $450.8 million in 2007 from $378.9 million in 2006. Interest expense increased $39.4 million due to a $790.9 million, or 7.3%, increase in average interest-bearing liabilities and $32.5 million due to a 38 basis point, or 10.9%, increase in the average cost of total interest-bearing liabilities. The increase in the average cost of interest-bearing liabilities primarily resulted from a change in deposit composition as non-interest bearing demand and lower cost savings and money market deposits shifted toward higher cost certificates of deposit. Columbia Bank contributed approximately $81 million to the increase in average interest-bearing liabilities.

The time deposit increase of $419.8 million was due to normal growth and existing customers shifting funds from noninterest-bearing and interest-bearing demand and savings accounts to time deposits to take advantage of higher rates. The net decrease in demand and savings accounts of $152.5 million, or 2.6%, was net of an approximately $42 million increase related to the Columbia Bank acquisition. Growing core deposits continued to be a challenge for the Corporation, and banks in general, as more attractive investment opportunities existed for consumers over the past two years, including equity markets and higher yielding time deposits.

During 2007, the Corporation obtained additional borrowings to fund loan growth. Average borrowings increased $430.2 million, or 15.8%, during 2007, with Columbia Bank contributing approximately $21 million to the increase. The $79.5 million, or 4.8%, decrease in short-term borrowings was mainly due to a decrease in Federal funds purchased, offset by a net increase of $136.8 million, or 26.5%, in short-term promissory notes and customer repurchase agreements. Average long-term debt increased $509.7 million, or 47.6%, to $1.6 billion. The increase in long-term debt was primarily due to increases in FHLB advances as longer-term rates were locked and durations were extended to manage interest rate risk, and partially due to the May 2007 issuance of $100.0 million of ten-year subordinated notes. On an ending balance basis, however, short-term borrowings increased $703.1 million, or 41.8%, as continued growth in loans and investments during the latter part of 2007 required additional funding that could not be generated by deposit growth.

Provision and Allowance for Credit Losses

The Corporation accounts for the credit risk associated with lending activities through its allowance for credit losses and provision for loan losses. The provision is the expense recognized on the consolidated statements of operations to adjust the allowance to its proper balance, as determined through the application of the Corporation's allowance methodology procedures. These procedures include the evaluation of the risk characteristics of the portfolio and documentation in accordance with the Securities and Exchange Commission's (SEC) Staff Accounting Bulletin No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues" (SAB 102). See the "Critical Accounting Policies" section of Management's Discussion for a discussion of the Corporation's allowance for credit loss evaluation methodology.

A summary of the Corporation's loan loss experience follows:

	2008	2007	2006	2005	2004
	(dollars in thousands)				
Loans, net of unearned income outstanding at end of year	**$12,042,620**	$11,204,424	$10,374,323	$ 8,424,728	$ 7,533,915
Daily average balance of loans, net of unearned income	**$11,595,243**	$10,736,566	$ 9,892,082	$ 7,981,604	$ 6,857,386
Balance of allowance for credit losses at beginning of year	**$ 112,209**	$ 106,884	$ 92,847	$ 89,627	$ 77,700
Loans charged off:					
Commercial – financial and agricultural	**18,592**	6,796	3,013	4,095	3,482
Real estate – mortgage	**28,275**	1,206	429	467	1,466
Consumer	**5,188**	3,678	3,138	3,436	3,476
Leasing and other	**4,804**	2,059	389	206	453
Total loans charged off	**56,859**	13,739	6,969	8,204	8,877
Recoveries of loans previously charged off:					
Commercial – financial and agricultural	**1,795**	1,664	2,863	2,705	2,042
Real estate – mortgage	**446**	178	268	1,245	906
Consumer	**1,487**	1,246	1,289	1,169	1,496
Leasing and other	**1,433**	913	97	77	76
Total recoveries	**5,161**	4,001	4,517	5,196	4,520
Net loans charged off	**51,698**	9,738	2,452	3,008	4,357
Provision for loan losses	**119,626**	15,063	3,498	3,120	4,717
Allowance of purchased entities	**-**	-	12,991	3,108	11,567
Balance at end of year	**$ 180,137**	$ 112,209	$ 106,884	$ 92,847	$ 89,627
<u>*Components of Allowance for Credit Losses:*</u>					
Allowance for loan losses	**$ 173,946**	$ 107,547	$ 106,884	$ 92,847	$ 89,627
Reserve for unfunded lending commitments (1)	**6,191**	4,662	-	-	-
Allowance for credit losses	**$ 180,137**	$ 112,209	$ 106,884	$ 92,847	$ 89,627
<u>*Selected Asset Quality Ratios:*</u>					
Net charge-offs to average loans, net of unearned income	**0.45%**	0.09%	0.02%	0.04%	0.06%
Allowance for loan losses to loans, net of unearned income outstanding at end of year	**1.44%**	0.96%	1.03%	1.10%	1.19%
Allowance for credit losses to loans, net of unearned income outstanding at end of year	**1.50%**	1.00%	1.03%	1.10%	1.19%
Non-performing assets (2) to total assets	**1.35%**	0.76%	0.39%	0.38%	0.30%
Non-accrual loans to total loans, net of unearned income	**1.34%**	0.68%	0.32%	0.43%	0.30%

(1) Reserve for unfunded lending commitments transferred to other liabilities as of December 31, 2007. Prior periods were not reclassified.
(2) Includes accruing loans past due 90 days or more.

The following table presents the aggregate amount of non-accrual and past due loans and other real estate owned (1):

	December 31				
	2008	2007	2006	2005	2004
	(in thousands)				
Non-accrual loans (1) (2) (3)	**$ 161,962**	$ 76,150	$ 33,113	$ 36,560	$ 22,574
Accruing loans past due 90 days or more	**35,177**	29,782	20,632	9,012	8,318
Total non-performing loans	**197,139**	105,932	53,745	45,572	30,892
Other real estate	**21,855**	14,934	4,103	2,072	2,209
Total non-performing assets	**$ 218,994**	$ 120,866	$ 57,848	$ 47,644	$ 33,101

(1) In 2008, the total interest income that would have been recorded if non-accrual loans had been current in accordance with their original terms was approximately $14.0 million. The amount of interest income on non-accrual loans that was included in 2008 income was approximately $987,000.

(2) Accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal and interest. When interest accruals are discontinued, interest credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest becomes current or the loan is considered secured and in the process of collection. Certain loans, primarily adequately collateralized mortgage loans, may continue to accrue interest after reaching 90 days past due.

(3) Excluded from the amounts presented as of December 31, 2008 were $427.6 million in loans where possible credit problems of borrowers have caused management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms. These loans were reviewed for impairment under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", but continue to pay according to their contractual terms and are, therefore, not included in non-performing loans. Non-accrual loans include $77.1 million of impaired loans.

The following table summarizes the Corporation's non-performing loans, by type, as of the indicated dates:

	December 31				
	2008	2007	2006	2005	2004
	(in thousands)				
Real estate – construction	**$ 80,083**	$ 30,927	$ 13,385	$ 374	$ 92
Real estate – commercial mortgage	**41,745**	14,515	8,776	9,853	7,652
Commercial – industrial, agricultural and financial	**40,294**	27,715	21,706	25,585	10,583
Real estate – residential mortgage and home equity	**26,304**	25,774	7,085	7,384	9,720
Consumer	**8,374**	4,741	2,793	2,287	2,657
Leasing	**339**	2,260	-	89	188
Total non-performing loans	**$ 197,139**	$ 105,932	$ 53,745	$ 45,572	$ 30,892

The following table summarizes the allocation of the allowance for loan losses by loan type:

	December 31									
	2008		2007		2006		2005		2004	
	(dollars in thousands)									
	Allow-ance	**% of Loans In Each Category**	Allow-ance	% of Loans In Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category	Allow-ance	% of Loans in Each Category
Comm'l – financial & agricultural ...	**$ 66,147**	**30.2%**	$ 53,194	30.6%	$ 52,942	28.6%	$ 52,379	28.2%	$ 43,207	30.1%
Real estate – mortgage.......	**82,477**	**66.0**	35,584	64.2	37,197	65.5	17,602	64.7	19,784	62.5
Consumer, leasing & other........	**8,167**	**3.8**	8,142	5.2	6,475	5.9	7,935	7.1	16,289	7.4
Unallocated......	**17,155**	**-**	10,627	-	10,270	-	14,931	-	10,347	-
Total	**$ 173,946**	**100.0%**	$ 107,547	100.0%	$ 106,884	100.0%	$ 92,847	100.0%	$ 89,627	100.0%

Non-performing assets increased to $219.0 million, or 1.35% of total assets, as of December 31, 2008, from $120.9 million, or 0.76% of total assets, as of December 31, 2007.

Non-performing loans increased $91.2 million, or 86.1%, due to increases in non-performing construction loans ($49.2 million, or 158.9%), commercial mortgages ($27.2 million, or 187.6%) and commercial loans ($12.6 million, or 45.4%). The increase in construction loans was due to residential real estate developers, specifically in the Corporation's Maryland and Virginia markets, who have been severely impacted by declining demand for residential housing. The increase in non-performing commercial and commercial mortgage loans was due to worsening general economic conditions, with increases across most industries and geographical areas.

The $21.9 million balance of other real estate owned as of December 31, 2008 was primarily due to foreclosures on repurchased residential mortgage loans, which contributed $15.9 million to the balance of other real estate owned.

The Corporation's net charge-offs for 2008 increased at levels consistent with the increase in non-performing assets. Geographically, these charge-offs were spread throughout the Corporation's footprint. In comparison to 2007, net charge-offs increased $42.0 million, or 430.9%. Net charge-offs as a percentage of average loans were 0.45% in 2008, a 36 basis point increase from 0.09% in 2007. Of the $56.9 million of gross charge-offs in 2008, $25.6 million were the result of individual charge-offs greater than $1.0 million, including $17.1 million related to residential construction and land development loans, $5.7 million related to commercial loans and $2.8 related to leases of commercial equipment.

As a result of the significant increases in non-performing loans and net charge-offs detailed above, the provision for loan losses increased $104.6 million, or 694.2%, from $15.1 million in 2007 to $119.6 million in 2008.

The provision for loan losses is determined by the allowance allocation process, whereby an estimated "need" is allocated to impaired loans as defined by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), or to pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5). The allocation is based on risk factors, collateral levels, economic conditions and other relevant factors, as appropriate. The Corporation also maintains an unallocated allowance, which was approximately 10% as of December 31, 2008. The unallocated allowance is used to cover any factors or conditions that might exist at the balance sheet date, but are not specifically identifiable. Management believes such an unallocated allowance is reasonable and appropriate as the estimates used in the allocation process are inherently imprecise. See additional disclosures in Note A, "Summary of Significant Accounting Policies", in the Notes to Consolidated Financial Statements and "Critical Accounting Policies", in Management's Discussion. Management believes that the allowance for loan losses balance of $173.9 million as of December 31,

2008 is sufficient to cover losses inherent in the loan portfolio on that date and is appropriate based on applicable accounting standards.

Other Income and Expenses

2008 vs. 2007

Other Income

The following table presents the components of other income for the past two years:

	2008	2007	Increase (decrease) $	Increase (decrease) %
		(dollars in thousands)		
Service charges on deposit accounts	**$ 61,640**	$ 46,500	$ 15,140	32.6%
Other service charges and fees	**36,247**	32,151	4,096	12.7
Investment management and trust services	**32,734**	38,665	(5,931)	(15.3)
Gain on sale of credit card portfolio	**13,910**	-	13,910	N/A
Gains on sale of mortgage loans	**10,332**	14,294	(3,962)	(27.7)
Credit card servicing income	**3,587**	-	3,587	N/A
Other	**10,847**	14,674	(3,827)	(26.1)
Total, excluding investment securities (losses) gains	**169,297**	146,284	23,013	15.7
Investment securities (losses) gains	**(58,241)**	1,740	(59,981)	N/M
Total	**$ 111,056**	$ 148,024	$ (36,968)	(25.0%)

N/A – Not Applicable.
N/M – Not Meaningful.

The increase in service charges on deposit accounts was primarily due to an increase in overdraft fees of $13.0 million, or 58.1%, and an increase in cash management fees of $1.7 million, or 15.1%. The increase in overdraft fees was mainly due to a new overdraft program that was introduced in November 2007. The increase in cash management fees was due to increased sales during 2007, resulting in a higher revenue stream in 2008.

The $4.1 million, or 12.7%, increase in other service charges and fees was due to a $2.7 million, or 63.2%, increase in foreign currency processing revenue, due primarily to an increase in volume, a $1.1 million, or 12.5%, increase in debit card fees, also due to increased volumes, and a $658,000, or 12.5%, increase in letter of credit fees.

The decrease in investment management and trust services income was primarily due to a $4.9 million, or 38.2%, decrease in brokerage revenue. During 2008, the Corporation began transitioning its brokerage business from a transaction-based model to a relationship model, which generates fees based on the values of assets under management rather than transaction volume. This transition had a negative impact on brokerage revenue due to expected business disruptions. The negative performance of equity markets also contributed to the decrease in investment management and trust services income.

The decreases in gains on sale of mortgage loans resulted from lower sales volumes. Total loans sold were $648.1 million in 2008 and $1.3 billion in 2007, mainly due to the exit from the national wholesale residential mortgage business in 2007.

The $3.6 million of credit card servicing income was related to income earned subsequent to the Corporation's April 2008 credit card portfolio sale. Under a separate agreement entered into with the purchaser, the Corporation receives fee income for each new account originated and a percentage of the revenue earned on both new accounts and accounts sold.

The $3.8 million decrease in other income was primarily due to a $2.1 million gain related to the resolution of litigation and the sale of certain assets between the Corporation and an unaffiliated bank and a $700,000 gain related to the redemption of a partnership interest, both recorded in 2007. In 2008, the Corporation recorded a $1.0 million mortgage servicing rights impairment charge as a reduction to servicing income. For additional details related to this impairment, see Note G, "Mortgage Servicing Rights" in the Notes to Consolidated Financial Statements.

Investment securities losses of $58.2 million for 2008 were primarily due to charges to recognize other-than-temporary impairment of $43.1 million related to financial institution stocks, $20.7 million related to debt securities and $1.5 million for other equity securities. In addition, the Corporation recorded a $2.7 million loss related to the write-off of a collaterialized mortgage obligation that was delivered as collateral for interest rate swaps with a failed financial institution. The recovery of this asset is contingent upon the outcome of bankruptcy proceedings. These impairment charges were offset by $4.8 million in gains from the redemption of Class B shares in connection with Visa, Inc.'s (Visa) initial public offering and gains on the sale of MasterCard, Incorporated shares, in addition to net gains of $2.9 million and $2.1 million on the sale of equity securities and debt securities, respectively.

Other Expenses

The following table presents the components of other expenses for each of the past two years:

			Increase (decrease)	
	2008	2007	$	%
	(dollars in thousands)			
Salaries and employee benefits	**$ 213,557**	$ 217,526	$ (3,969)	(1.8%)
Net occupancy expense	**42,239**	39,965	2,274	5.7
Operating risk loss	**24,308**	27,229	(2,921)	(10.7)
Equipment expense	**13,332**	13,892	(560)	(4.0)
Marketing	**13,267**	11,334	1,933	17.1
Data processing	**12,813**	12,755	58	0.5
Telecommunications	**8,172**	8,094	78	1.0
Professional fees	**7,618**	7,277	341	4.7
Intangible amortization	**7,162**	8,334	(1,172)	(14.1)
Supplies	**5,773**	5,825	(52)	(0.9)
Postage	**5,474**	5,312	162	3.0
FDIC insurance premiums	**4,562**	1,808	2,754	152.3
Goodwill impairment	**90,000**	-	90,000	N/A
Other	**48,348**	46,104	2,244	4.9
Total	**$ 496,625**	$ 405,455	$ 91,170	22.5%

N/A – Not Applicable.

Salaries and employee benefits decreased $4.0 million, or 1.8%, with salaries decreasing $1.1 million, or 0.6%, and benefits decreasing $2.9 million, or 7.1%.

The decrease in salaries was due to staff reductions that were made as part of a corporate-wide workforce management and centralization initiative that began in 2007 and a decrease in stock-based compensation, offset by normal merit increases. Average full-time equivalent employees decreased from 3,840 in 2007 to 3,660 in 2008.

Employee benefits decreased $2.9 million, or 7.1%, due to a $2.0 million reduction associated with the curtailment of the Corporation's defined benefit pension plan and a net decrease in expenses for the Corporation's retirement plans as a result of changes in contribution formulas in 2008. Also contributing to the decrease was a reduction in severance expenses.

Net occupancy expense increased $2.3 million, or 5.7%. The increase was due to additional expenses related to rental, maintenance, utility and depreciation of real property as a result of growth in the branch network during 2008 in comparison to 2007. The Corporation added 5 full service branches to its network in both 2008 and 2007.

Included within operating risk loss were charges recorded for losses on the actual and potential repurchase of residential mortgage and home equity loans that had been originated and sold in the secondary market and losses related to the Corporation's decision to purchase illiquid ARCs from customer accounts. The $2.9 million, or 10.7%, decrease in operating risk loss was due to a $22.8 million decrease in losses on the actual and potential repurchase of residential mortgage and home equity loans, offset by $19.8 million of charges, recorded in 2008, related to the Corporation's guarantee to purchase ARCs from customer accounts. See Note O, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional information.

The $560,000 decrease in equipment expense and the $1.2 million decrease in intangible amortization were due to both equipment and intangible assets becoming fully depreciated and amortized during 2008. The $1.9 million increase in marketing expenses was due to deposit promotional campaigns, new branch promotions and customer service initiatives undertaken during 2008.

The $2.8 million increase in Federal Deposit Insurance Corporation (FDIC) insurance premiums was due to the expiration of one-time credits and an increase in insured deposits. In 2008, gross FDIC insurance premiums were $7.0 million, reduced by $2.4 million of one-time credits. In 2007, gross FDIC insurance premiums were $6.7 million, reduced by $4.9 million of one-time credits. The FDIC adjusted its insurance assessment rates for 2009. Based on the estimated level of insured deposits and the current 2009 assessment rates, the Corporation expects to incur approximately $14 million of FDIC insurance premiums in 2009, net of one-time credits. In addition, the FDIC has adopted an interim rule imposing an emergency special assessment of 20 basis points on insured deposits. If this interim rule is implemented, the Corporation could incur additional FDIC insurance premiums of approximately $20 million in 2009.

The $2.2 million, or 4.9%, increase in other expenses was due to a $5.2 million increase in costs associated with the maintenance and disposition of foreclosed real estate and a $2.9 million increase in consulting fees, primarily associated with new information technology initiatives. Offsetting these increases was a $2.9 million decrease in other expenses due to the reversal of litigation reserves associated with the Corporation's share of indemnification liabilities with Visa, which were no longer necessary as a result of Visa's initial public offering in 2008, and a $2.7 million decrease in state taxes due to the consolidation of certain subsidiary banks in 2007 and 2008.

2007 vs. 2006

Other Income

Service charges on deposit accounts increased $2.7 million, or 6.2%. The increase in service charges on deposit accounts was due to increases of $1.5 million and $1.8 million in cash management fees and overdraft fees, respectively, offset by a $591,000 decrease in other service charges earned on both business and personal deposit accounts. The increase in overdraft fees was partially due to a new overdraft program which began in November 2007. Investment management and trust services increased $1.2 million, or 3.3%. The increase in investment management and trust services was primarily due to trust revenue ($1.4 million, or 5.9%), offset by a decrease in brokerage revenue of $206,000, or 1.6%. The increase in trust revenue was due to improvements in equity markets increasing the values of assets under management.

Other service charges and fees grew $5.4 million, or 20.0%, led by an increase of $3.0 million in foreign currency processing revenue as a result of the acquisition of a foreign currency processing company at the end of 2006, a $1.2 million, or 15.9%, increase in debit card fees and an increase in merchant fees of $664,000, or 9.7%. Both debit card fees and merchant fees increased as a result of growth in transaction volume.

Gains on sale of mortgage loans decreased $6.8 million, or 32.2%, due to lower sales volumes, offset by an increase on the spread on sales of 3 basis points, or 2.9%. Total loans sold were $1.3 billion in 2007 and $2.0 billion in 2006. Of the $679.4 million, or 34.9%, decrease, $636.4 million occurred mainly due to the Corporation's exit from the national wholesale residential mortgage business.

Other income increased $1.3 million, or 10.0%. The increase in other income was primarily due to a $2.1 million gain related to the resolution of litigation and the sale of certain assets between the Corporation and an unaffiliated bank, offset by lower gains on sales of bank facilities in 2007.

Investment securities gains decreased $5.7 million, or 76.6%, in 2007. Investment securities gains, net of realized losses, included realized gains on the sale of equity securities of $1.6 million in 2007, compared to $7.0 million in 2006, and net gains of $96,000 on the sales of available for sale debt securities in 2007, compared to $474,000 in 2006.

Other Expenses

Salaries and employee benefits increased $3.6 million, or 1.7%, with salaries increasing $1.6 million, or 0.9%, and benefits increasing $2.0 million, or 5.3%.

The slight increase in salaries was due to lower salary deferrals as residential mortgage origination volumes declined, offset by reductions in bonus expense. Full-time and part-time salaries decreased by $619,000, or 0.4%, due to normal salary increases being offset by decreases from the Corporation's Resource Bank subsidiary and other staff reductions made as part of a corporate-wide workforce management and centralization initiative. Average full-time equivalent employees decreased from 4,020 in 2006 to 3,840 in 2007. As of December 31, 2007, full-time equivalent employees were approximately 3,680.

Employee benefits increased $2.0 million, or 5.3%, primarily due to $2.0 million of severance expense related to staff reductions and a $578,000 increase in healthcare costs, offset by reduced retirement expense as a result of the curtailment of the defined benefit pension plan during 2007.

Net occupancy expense increased $3.5 million, or 9.5%. The increase in net occupancy expense was due to additional expenses related to rental, maintenance, utility and depreciation of real property as a result of growth in the branch network during 2007 in comparison to 2006, as well as the impact of the Columbia Bank acquisition. During 2007 and 2006, the Corporation added 5 and 11 full service branches to its network, respectively.

Operating risk loss increased $22.4 million, or 465.2%. The increase in operating risk loss was due to $25.1 million of charges recorded during 2007 for losses on the actual and potential repurchase of residential mortgage and home equity loans that had been originated and sold in the secondary market. Professional fees increased $2.2 million, or 43.9%, due to fees incurred for an independent review related to repurchases of previously sold loans, greater reductions in legal fees during 2006 related to recoveries of non-accrual loans, and an increase in other unrelated legal fees.

The $6.6 million, or 16.0%, increase in other expenses included the following: $1.5 million of charges for the Corporation's subsidiary banks' share, as members of Visa USA, of settled and pending litigation incurred by Visa in various lawsuits, a $1.1 million charge for the write-off of trade name intangible assets resulting from the consolidation of certain bank subsidiaries, a $1.1 million increase in the provision for customer reward points earned on credit cards, a $1.3 million increase in costs associated with the disposition and maintenance of foreclosed real estate, $570,000 in costs associated with the closure of national wholesale residential mortgage offices and a $504,000 unfavorable net impact of the change in fair values of derivative financial instruments. These increases were offset by a $1.6 million expense related to the settlement of a lawsuit during 2006.

Income Taxes

Income taxes decreased $39.0 million, or 61.3%, in 2008 and decreased $16.9 million, or 21.0%, in 2007. The Corporation's effective tax rate (income taxes divided by income before income taxes) was 129.6%, 29.4% and 30.2% in 2008, 2007 and 2006, respectively.

The effective tax rate for 2008 was significantly impacted by the $90.0 million goodwill impairment charge, which is not deductible for income tax purposes. Excluding the impact of the goodwill charge, the Corporation's effective tax rate for 2008 was 22.6%. This adjusted effective rate for 2008 is lower than the prior years' effective tax rates due to non-taxable income and tax credits having a larger impact on the effective rate due to the decrease in income before taxes.

The Corporation's effective tax rates are generally lower than the 35% Federal statutory rate due to tax-exempt interest income and investments in low and moderate income housing partnerships (LIH Investments), which generate Federal tax credits. Net credits associated with LIH investments were $3.9 million, $3.7 million and $3.9 million in 2008, 2007 and 2006, respectively.

For additional information regarding income taxes, see Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

FINANCIAL CONDITION

The table below presents condensed consolidated ending balance sheets for the Corporation.

	December 31		Increase (decrease)	
	2008	2007	$	%
	(dollars in thousands)			
Assets:				
Cash and due from banks	**$ 331,164**	$ 381,283	$ (50,119)	(13.1%)
Other earning assets	**117,550**	125,137	(7,587)	(6.1)
Investment securities	**2,724,841**	3,153,552	(428,711)	(13.6)
Loans, net of allowance	**11,868,674**	11,096,877	771,797	7.0
Premises and equipment	**202,657**	193,296	9,361	4.8
Goodwill and intangible assets	**557,833**	654,908	(97,075)	(14.8)
Other assets	**382,387**	318,045	64,342	20.2
Total Assets	**$ 16,185,106**	$ 15,923,098	$ 262,008	1.6%
Liabilities and Shareholders' Equity:				
Deposits	**$ 10,551,916**	$ 10,105,445	$ 446,471	4.4%
Short-term borrowings	**1,762,770**	2,383,944	(621,174)	(26.1)
Long-term debt	**1,787,797**	1,642,133	145,664	8.9
Other liabilities	**222,976**	216,656	6,320	2.9
Total Liabilities	**14,325,459**	14,348,178	(22,719)	(0.2)
Shareholders' equity	**1,859,647**	1,574,920	284,727	18.1
Total Liabilities and Shareholders' Equity	**$ 16,185,106**	$ 15,923,098	$ 262,008	1.6%

Total assets increased $262.0 million, or 1.6%, to $16.2 billion as of December 31, 2008, from $15.9 billion as of December 31, 2007. Total loans, net of the allowance for loan losses, increased $771.8 million, or 7.0%, while investment securities decreased $428.7 million, or 13.6%. Total liabilities decreased $22.7 million, or 0.2%, due to a net decrease in short and long-term borrowings of $475.5 million, or 11.8%, offset by a $446.5 million, or 4.4% increase in deposits. Shareholders' equity increased $284.7 million, or 18.1%, mainly as a result of the issuance of preferred stock to the UST.

Loans

The following table presents loans outstanding, by type, as of the dates shown:

	December 31				
	2008	2007	2006	2005	2004
			(in thousands)		
Real-estate – commercial mortgage	**$ 4,017,075**	$ 3,480,958	$ 3,202,706	$ 2,831,405	$ 2,461,016
Commercial – industrial, financial and agricultural	**3,635,544**	3,427,085	2,965,186	2,375,669	2,273,138
Real-estate – home equity	**1,695,671**	1,501,231	1,455,439	1,205,523	1,107,067
Real-estate – construction	**1,268,955**	1,366,923	1,440,180	851,555	595,567
Real-estate – residential mortgage	**972,797**	848,901	696,568	567,629	543,072
Consumer	**365,419**	500,708	523,066	520,098	488,059
Leasing and other	**97,687**	89,383	100,711	79,738	72,795
Gross loans	**12,053,148**	11,215,189	10,383,856	8,431,617	7,540,714
Unearned income	**(10,528)**	(10,765)	(9,533)	(6,889)	(6,799)
Loans, net of unearned income	**$ 12,042,620**	$ 11,204,424	$ 10,374,323	$ 8,424,728	$ 7,533,915

Total loans, net of unearned income, increased $838.2 million, or 7.5%, in 2008 primarily due to an increase in commercial mortgage loans of $536.1 million, or 15.4%, and an increase in commercial loans of $208.5 million, or 6.1%. The increase in commercial mortgage loans was in floating and adjustable rate loan products, while the increase in commercial loans was in fixed, floating and adjustable rate loans. Also contributing to the increase in loans were increases in home equity loans of $194.4 million, or 13.0%, and residential mortgages of $123.9 million, or 14.6%. The increase in home equity loans was due to both new lines of credit and increases in borrowings outstanding on existing lines of credit. The increase in residential mortgages was primarily in traditional adjustable rate loans. These increases were offset by a decrease in construction loans of $98.0 million, or 7.2%, and a decrease in consumer loans of $135.3 million, or 27.0%. The decrease in construction loans was related to the slowdown in residential housing construction and the decrease in consumer loans was due primarily to the Corporation's sale of its credit card portfolio.

Approximately $5.3 billion, or 43.9%, of the Corporation's loan portfolio was in commercial mortgage and construction loans as of December 31, 2008. While the Corporation does not have a concentration of credit risk with any single borrower, industry or geographical location, the performance of real estate markets and general economic conditions have adversely impacted the performance of these loans.

Investment Securities

The following table presents the carrying amount of investment securities held to maturity (HTM) and available for sale (AFS) as of the dates shown:

	December 31								
	2008			2007			2006		
	HTM	**AFS**	**Total**	HTM	AFS	Total	HTM	AFS	Total
					(in thousands)				
U.S. Government securities	**$ -**	**$ 14,628**	**$ 14,628**	$ -	$ 14,536	$ 14,536	$ -	$ 17,066	$ 17,066
U.S. Government sponsored agency securities	**6,782**	**77,002**	**83,784**	6,478	202,523	209,001	7,648	288,465	296,113
State and municipal	**825**	**523,536**	**524,361**	1,120	521,538	522,658	1,262	488,279	489,541
Corporate debt securities	**25**	**119,894**	**119,919**	25	165,982	166,007	75	70,637	70,712
Collateralized mortgage obligations	**-**	**504,193**	**504,193**	-	594,775	594,775	-	492,524	492,524
Mortgage-backed securities	**2,004**	**1,141,351**	**1,143,355**	2,662	1,452,188	1,454,850	3,539	1,343,107	1,346,646
Auction rate securities (1)	**-**	**195,900**	**195,900**	-	-	-	-	-	-
Total debt securities	**9,636**	**2,576,504**	**2,586,140**	10,285	2,951,542	2,961,827	12,524	2,700,078	2,712,602
Equity securities	**-**	**138,701**	**138,701**	-	191,725	191,725	-	165,636	165,636
Total	**$ 9,636**	**$2,715,205**	**$2,724,841**	$ 10,285	$3,143,267	$3,153,552	$ 12,524	$2,865,714	$2,878,238

(1) See Note O, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional details related to auction rate securities.

Total investment securities decreased $428.7 million, or 13.6%, to $2.7 billion as of December 31, 2008. During 2008, proceeds from maturities and sales were not fully reinvested in the portfolio based on balance sheet management considerations, such as the Corporation's overall funding position and the current and expected interest rate environment. In addition, the Corporation "pre-purchased" investments in late 2007 based on the expected cash flows to be generated from maturing securities over an approximate six-month period. Finally, the Corporation sold approximately $180 million of securities at the end of the second quarter of 2008 in order to fund balance sheet growth and to manage interest rate risk. The impact of the above factors was partially offset by $224.0 million of ARCs that were purchased from customers during 2008. See Note O, "Commitments and Contingencies" in the Notes to the Consolidated Financial Statements for additional details.

The Corporation classified 99.6% of its investment portfolio as available for sale as of December 31, 2008 and, as such, these investments were recorded at their estimated fair values. The net unrealized loss on available for sale investment securities decreased from $29.9 million as of December 31, 2007 to $3.9 million as of December 31, 2008, generally due to $65.3 million of other-than-temporary impairment charges recorded by the Corporation during 2008, offset by the overall increase in portfolio values due to interest rate changes on collaterialized mortgage obligations and mortgage-backed securities.

Other Assets
Cash and due from banks decreased $50.1 million, or 13.1%. Because of the daily fluctuations that result in the normal course of business, cash is more appropriately analyzed in terms of average balances. On an average balance basis for the month of December, cash and due from banks decreased $13.6 million, or 4.3%, from $319.7 million in 2007 to $306.1 million in 2008.

Other earning assets decreased $7.6 million, or 6.1%, primarily due to an $8.1 million, or 7.8%, decrease in loans held for sale. Premises and equipment increased $9.4 million, or 4.8%, to $202.7 million. The increase reflects additions primarily for the construction of new branch facilities and information technology hardware and software additions, offset by the sales of branch and office facilities during 2008. The Corporation incurred approximately $12.3 million of capital expenditures related to hardware and software for strategic information technology initiatives in 2008. The Corporation expects to incur an additional $1.0 million of capital expenditures related to these initiatives in 2009.

Goodwill and intangible assets decreased $97.1 million, or 14.8%. The decrease was due primarily to the $90.0 million goodwill impairment charge for the Columbia Bank reporting unit and $7.2 million of intangible amortization expense. See also Note F, "Goodwill and Intangible Assets", in the Notes to Consolidated Financial Statements for additional information.

Other assets increased $64.3 million, or 20.2%, to $382.4 million. The increase was primarily due to a $45.9 million increase in deferred tax assets as other-than-temporary impairment losses on investment securities and increased loan loss provisions resulted in higher temporary differences, a $10.3 million increase in LIH investments and a $6.9 million increase in other real estate owned. These increases in other assets were offset by a decrease associated with a change in the funded status of Corporation's defined benefit pension plan. As of December 31, 2007, the defined benefit pension plan was overfunded by $6.8 million, recorded as a component of other assets. As of December 31, 2008, the defined benefit pension plan's underfunded status was $12.2 million as a result of a significant decrease in the fair value of plan assets, recorded as a component of other liabilities. See Note L, "Employee Benefit Plans", in the Notes to Consolidated Financial Statements for additional information related to the Corporation's defined benefit pension plan.

Deposits and Borrowings
Deposits increased $446.5 million, or 4.4%, to $10.6 billion as of December 31, 2008. During 2008, total demand deposits increased $5.7 million, or 0.2%, savings deposits decreased $120.8 million, or 5.7%, and time deposits increased $561.6 million, or 12.4%. The increase in time deposits resulted from a $502.1 million increase in customer certificates of deposit and a $59.5 million increase in brokered certificates of deposit. The majority of this increase occurred during the fourth quarter of 2008 as time deposit rates became more competitive to reduce the reliance on wholesale funding.

Short-term borrowings decreased $621.2 million, or 26.1%, primarily due to a $650.0 million decrease in FHLB overnight repurchase agreements and an $86.2 million decrease in short-term promissory notes, offset by a $90.3 million increase in Federal funds purchased. The decrease resulted from the aforementioned increase in time deposits as well as the December 2008 preferred stock issuance. Long-term debt increased $145.7 million, or 8.9%, primarily due to an increase in FHLB advances to fund loan growth.

Other Liabilities
Other liabilities increased $6.3 million, or 2.9%. The increase was primarily attributable to a $12.2 million increase associated with the underfunded status of the Corporation's defined benefit pension plan as of December 31, 2008, an $8.7 million increase associated with the Corporation's guarantee to purchase illiquid ARCs from customer accounts, a $3.7 million increase associated with deferred revenue related to a change in third-party administrators for the Corporation's brokerage business in 2008, a $3.2 million increase for amounts payable on LIH investments and a $1.5 million increase in the reserve for unfunded lending commitments. These increases to other liabilities were offset by a $15.6 million decrease in accrued interest payable, related to a decrease in average interest rates in 2008, and a $6.7 million decrease in the reserve for potential repurchases of previously sold residential mortgage and home equity loans.

Shareholders' Equity
Total shareholders' equity increased $284.7 million, or 18.1%, to $1.9 billion, or 11.5% of total assets as of December 31, 2008. Increases resulted from the issuance of $376.5 million of preferred stock and common stock warrants, to the UST under the CPP in December 2008 and $13.2 million of common stock issuances. These increases were offset by $104.6 million of dividends paid to shareholders. Changes in shareholders' equity are summarized in the consolidated statements of shareholders' equity and comprehensive income (loss).

The Corporation and its subsidiary banks are subject to regulatory capital requirements administered by various banking regulators. Failure to meet minimum capital requirements can initiate certain actions by regulators that could have a material effect on the Corporation's financial statements. The regulations require that banks maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I capital to average assets (as defined). As of December 31, 2008, the Corporation and each of its bank subsidiaries met the minimum capital requirements. In addition, all of the Corporation's bank subsidiaries' capital ratios exceeded the amounts required to be considered "well capitalized" as defined in the regulations. See also Note J, "Regulatory Matters", in the Notes to Consolidated Financial Statements.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and warrants to purchase up to 5.5 million shares of common stock, par value $2.50 per share. As a condition under the CPP, without the consent of the UST, the Corporation's share repurchases are limited to purchases in connection with the administration of any employee benefit plan, including purchases to offset share dilution in connection with any such plans. This restriction is effective until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements.

The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. Dividends are payable quarterly on February 15th, May 15th, August 15th and November 15th. The Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The preferred stock is callable at par after three years. Prior to the end of three years, the preferred stock may be redeemed with the proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of at least $94.1 million (a Qualified Equity Offering). The UST may also transfer the preferred stock to a third-party at any time.

The 5.5 million of common stock warrants issued to the UST have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $10.25 per share (subject to certain anti-dilution adjustments). The UST may not exercise the warrants for, or transfer the warrants with respect to, more than half of the initial shares of common stock underlying the warrants prior to the earlier of (i) the date on which the Corporation receives aggregate gross proceeds of not less than $376.5 million from one or more Qualified Equity Offerings and (ii) December 31, 2009. The number of shares to be delivered upon settlement of the warrants will be reduced by 50% if the Company receives aggregate gross proceeds of at least 100% of the aggregate liquidation preference of the preferred stock from one or more Qualified Equity Offerings prior to December 31, 2009.

The $376.5 million of proceeds was allocated to the preferred stock and the warrants based on their relative fair values at issuance ($368.9 million was allocated to the preferred stock and $7.6 million to the warrants). The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million (the preferred stock discount) will be charged to retained earnings over the first five years of the contract as an adjustment to the dividend yield using the effective yield method.

Contractual Obligations and Off-Balance Sheet Arrangements

The Corporation has various financial obligations that require future cash payments. These obligations include the payment of liabilities recorded on the Corporation's consolidated balance sheet as well as contractual obligations for purchased services or for operating leases. The following table summarizes significant contractual obligations to third parties, by type, that were fixed and determinable as of December 31, 2008:

	Payments Due In				
	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Deposits with no stated maturity (1)	$ 5,453,799	$ -	$ -	$ -	$ 5,453,799
Time deposits (2)	3,827,384	1,012,469	210,623	47,641	5,098,117
Short-term borrowings (3)	1,762,770	-	-	-	1,762,770
Long-term debt (3)	246,490	563,211	107,186	870,910	1,787,797
Operating leases (4)	13,602	22,948	17,454	46,796	100,800
Purchase obligations (5)	19,585	19,735	905	-	40,225
Uncertain tax positions (6)	5,526	-	-	-	5,526

(1) Includes demand deposits and savings accounts, which can be withdrawn by customers at any time.
(2) See additional information regarding time deposits in Note H, "Deposits", in the Notes to Consolidated Financial Statements.
(3) See additional information regarding borrowings in Note I, "Short-Term Borrowings and Long-Term Debt", in the Notes to Consolidated Financial Statements.
(4) See additional information regarding operating leases in Note N, "Leases", in the Notes to Consolidated Financial Statements.
(5) Includes significant information technology, telecommunication and data processing outsourcing contracts. Variable obligations, such as those based on transaction volumes, are not included.
(6) Includes accrued interest. See additional information related to uncertain tax positions in Note K, "Income Taxes" in the Notes to Consolidated Financial Statements.

In addition to the contractual obligations listed in the preceding table, the Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk that are not recognized on the consolidated balance sheets. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. Commitments and standby letters of credit do not necessarily represent future cash needs as they may expire without being drawn.

The following table presents the Corporation's commitments to extend credit and letters of credit as of December 31, 2008 (in thousands):

Commercial mortgage, construction and land development	$ 459,121
Home equity	886,693
Credit card	140
Commercial and other	2,014,545
Total commitments to extend credit	$ 3,360,499
Standby letters of credit	$ 789,804
Commercial letters of credit	37,620
Total letters of credit	$ 827,424

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Corporation considers to be most important to the portrayal of its financial condition and results of operations, as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance for Credit Losses – The Corporation accounts for the credit risk associated with its lending activities through the allowance for credit losses. The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the existing loan portfolio. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments, the balance of which is included in other liabilities. The provision for loan losses is the periodic charge to earnings, which is necessary to adjust the allowance for credit losses to its proper balance. The Corporation assesses the adequacy of its allowance through a methodology that consists of the following:

- Identifying loans for individual review under Statement 114. In general, these consist of large balance commercial loans and commercial mortgages that are rated less than "satisfactory" based upon the Corporation's internal credit-rating process.
- Assessing whether the loans identified for review under Statement 114 are "impaired". That is, whether it is probable that all amounts will not be collected according to the contractual terms of the loan agreement.
- For loans reviewed under Statement 114, calculating the estimated fair value, using observable market prices, discounted cash flows or the value of the underlying collateral.
- Classifying all non-impaired large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.
- Identifying all smaller balance homogeneous loans for evaluation collectively under the provisions of Statement 5. In general, these loans include residential mortgages, consumer loans, installment loans, commercial loans and commercial mortgages rated "satisfactory" or better, smaller balance commercial loans and mortgages and lease receivables.
- Statement 5 loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on recent loss history and other relevant information.
- Reviewing the results to determine the appropriate balance of the allowance for credit losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.
- An unallocated allowance is maintained to recognize the inherent imprecision in estimating and measuring loss exposure.
- Documenting the results of its review in accordance with SAB 102.

The allowance review methodology is based on information known at the time of the review. Changes in factors underlying the assessment could have a material impact on the amount of the allowance that is necessary and the amount of provision to be charged against earnings. Such changes could impact future results.

Accounting for Business Combinations – The Corporation accounts for all business acquisitions using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141). Purchase accounting requires the purchase price to be allocated to the estimated fair values of the assets acquired and liabilities assumed. It also requires assessing the existence of and, if necessary, assigning a value to certain intangible assets. The remaining excess purchase price over the fair value of net assets acquired is recorded as goodwill.

The purchase price is established as the value of securities issued for the acquisition, cash consideration paid and certain acquisition-related expenses. The fair values of assets acquired and liabilities assumed are typically established through appraisals, observable market values or discounted cash flows. Management has engaged independent third-party valuation experts to assist in valuing certain assets, particularly intangibles. Other assets and liabilities are generally valued using the Corporation's internal asset/liability modeling system. The assumptions used and the final valuations, whether prepared internally or by a third-party, are reviewed by management. Due to the complexity of purchase accounting, final determinations of values can be time consuming and, occasionally, amounts included in the Corporation's consolidated balance sheets and consolidated statements of operations are based on preliminary estimates of value.

All acquisitions consummated with an effective date of January 1, 2009 or later will be accounted for under the requirements of Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" (Statement 141R). The statement establishes principles and requirements for how an acquirer: recognizes and measures in its financial statement the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

Goodwill and Intangible Assets – Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142) addresses the accounting for goodwill and intangible assets subsequent to acquisition. Intangible assets are amortized over their estimated lives. Some intangible assets have indefinite lives and are, therefore, not amortized. All intangible assets must be evaluated for impairment if certain events occur. Any impairment write-downs are recognized as expense on the consolidated statements of operations.

Goodwill is not amortized to expense, but is evaluated at least annually for impairment. The Corporation completes its annual goodwill impairment test as of October 31st of each year. The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit. If the fair values of the reporting units exceed their book values, no write-down of the recorded goodwill is necessary. If the fair values are less than the book values, an additional valuation procedure is necessary to assess the proper carrying value of the goodwill. In 2008, the Corporation recorded a $90.0 million goodwill impairment charge due to one of its defined reporting units failing the annual impairment test and based on the additional valuation procedures performed. The Corporation determined that no impairment write-offs were necessary during 2007 and 2006. For additional details related to the Corporation's 2008 goodwill impairment, see Note F, "Goodwill and Intangible Assets" in the Notes to the Consolidated Financial Statements.

Business unit valuation is inherently subjective, with a number of factors based on assumptions and management judgments. Among these are future growth rates for the reporting units, selection of comparable market transactions, discount rates and earnings capitalization rates. Changes in assumptions and results due to economic conditions, industry factors and reporting unit performance and cash flow projections could result in different assessments of the fair values of reporting units and could result in impairment charges.

If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, an impairment test between annual tests is necessary. Such events may include adverse changes in legal factors or in the business climate, adverse actions by a regulator, unauthorized competition, the loss of key employees, or similar events. The Corporation has not performed an interim goodwill impairment test during the past three years as no such events have occurred. However, such an interim test could be necessary in the future.

Income Taxes – The provision for income taxes is based upon income before income taxes, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The Corporation must also evaluate the likelihood that deferred tax assets will be recovered from future taxable income. If any such assets are more likely than not to not be recovered, a valuation allowance must be recognized. The Corporation recorded a valuation allowance of $7.5 million as of December 31, 2008 for certain state net operating losses that are not expected to be recovered. The assessment of the carrying value of deferred tax assets is based on certain assumptions, changes in which could have a material impact on the Corporation's consolidated financial statements.

The Corporation accounts for uncertain tax positions as required by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

See also Note K, "Income Taxes", in the Notes to Consolidated Financial Statements.

Fair Value Measurements – On January 1, 2008, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157) for all assets and liabilities required to be measured at fair value on a recurring basis and all financial assets and liabilities measured at fair value on a nonrecurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

As required by Statement 157, the Corporation has categorized all financial assets and liabilities and all nonfinancial assets and liabilities required to be measured at fair value on a recurring basis into the above three levels. In addition, the Corporation has categorized all financial assets and liabilities measured at fair value on a nonrecurring basis into the above three levels. See Note P, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for the disclosures required by Statement 157.

In October 2008, the FASB issued Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance for the Corporation. The Corporation applied the provisions of FSP 157-3 to certain debt security investments for which there was no active market.

The determination of fair value for assets and liabilities categorized as Level 3 assets requires a great deal of subjectivity due to the use of unobservable inputs. In addition, determining when a market is no longer active and placing little or no reliance on distressed market prices requires the use of management's judgment. The need for greater management judgment in determining fair values for Level 3 assets and liabilities has further been heightened by the current challenging economic conditions, which have resulted in a great deal of volatility in the fair values of investment securities.

The Corporation engages third-party valuation experts to assist in valuing most of the assets and liabilities measured at fair value on a recurring basis which are classified as Level 2 or Level 3 items, including: available-for-sale investment securities, guarantee liabilities associated with the Corporation's commitment to purchase ARCs from customer accounts and hedged certificates of deposits and their related interest rate swaps.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (Statement 161). Statement 161 establishes the disclosure requirements for derivative instruments and hedging activities, including disclosure of information that should enable users of financial information to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Corporation's March 31, 2009 quarterly report on Form 10-Q. The adoption of Statement 161 is not expected to have a material impact on the Corporation's consolidated financial statements.

In September 2008, the FASB issued FASB Staff Position No. 133-1 and 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". This staff position requires companies who sell credit derivatives or issue financial guarantees to disclose information about these instruments to enable users of the financial statements to assess the potential effect of the instruments on the reporting entity's financial position, financial performance and cash flows. The disclosure requirements of this staff position were effective for the Corporation on December 31, 2008, and impacted the Corporation's disclosures related to guarantees subject to FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" (FIN 45), which include: standby and commercial letters of credit and ARC purchase guarantees. See Note O, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements for disclosures related to this staff position.

In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (EITF 03-6-1). EITF 03-6-1 requires companies to include participating share-based payment transactions, prior to vesting, in the earnings allocation in computing earnings per share. EITF 03-6-1 defines participating share-based payment awards as those that contain nonforfeitable rights to dividends, even if granted prior to when an award vests. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, or the Corporation's March 31, 2009 quarterly report on Form 10-Q. The adoption of EITF 03-6-1 is not expected to impact the Corporation's earning per share computations.

In December 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities". This staff position requires companies to disclose additional information about transfers of financial assets and interests in variable interest entities, including the following: a transferor's continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement, the nature of any restrictions and the carrying amounts of any assets held by an entity that relate to a transferred asset and how servicing assets and liabilities are reported under Statement 140. This staff position is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Corporation. See Note G, "Mortgage Servicing Rights" and Note I, "Short-term Borrowings and Long-term Debt" in the Notes to Consolidated Financial Statements for disclosures related to this staff position.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This staff position amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plans. This staff position is effective for disclosures about plan assets provided for fiscal years ending after December 15, 2009, or December 31, 2009 for the Corporation. The adoption of this staff position will impact future disclosures related to the Corporation's defined benefit pension plan.

In January 2009, the FASB issued FASB Staff Position EITF 99-20-1, "Amendments to the Impairment Guidance in EITF Issue No. 99-20" (FSP EITF 99-20-1). This staff position amends the impairment guidance in EITF No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to achieve more consistent determination of whether an other-than-temporary impairment has occurred for certain debt securities. Specifically, this staff position provides that when determining whether an impairment of a securitized financial asset is other-than-temporary the holder of that instrument must assess whether there has been a probable adverse change in expected cash flows and is not required to use "market participant" assumptions in that determination. FSP EITF 99-20-1 is effective for reporting periods ending after December 15, 2008, or December 31, 2008 for the Corporation. The application of this staff position did not impact the Corporation's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the exposure to economic loss that arises from changes in the values of certain financial instruments. The types of market risk exposures generally faced by financial institutions include interest rate risk, equity market price risk, debt security market price risk, foreign currency risk and commodity price risk. Due to the nature of its operations, only equity and debt market price risk and interest rate risk are significant to the Corporation.

Equity Market Price Risk
Equity market price risk is the risk that changes in the values of equity investments could have a material impact on the financial position or results of operations of the Corporation. As of December 31, 2008, the Corporation's equity investments consisted of FHLB and Federal Reserve Bank stock ($85.3 million), common stocks of publicly traded financial institutions ($43.4 million), and money market mutual funds and other equity investments ($10.0 million). The equity investments most susceptible to equity market price risk are the financial institutions stocks, which had an adjusted cost basis of $42.8 million and a fair value of $43.4 million as of December 31, 2008. Gross unrealized gains and losses in this portfolio were approximately $2.1 million and $1.5 million as of December 31, 2008, respectively.

Although the carrying value of financial institution stocks accounted for less than 0.3% of the Corporation's total assets as of December 31, 2008, the Corporation has a history of realizing gains from this portfolio. However, significant declines in the values of financial institution stocks held in this portfolio have not only impacted the Corporation's ability to realize gains on their sale in 2008 and 2007, but have also resulted in significant other-than-temporary impairment charges.

The Corporation has evaluated whether any unrealized losses on individual equity investments constituted other-than-temporary impairment, which would require a write-down through a charge to earnings. Based on the results of such evaluations, the Corporation recorded write-downs of $43.1 million in 2008, $292,000 in 2007, and $122,000 in 2006 for specific equity securities which were deemed to exhibit other-than-temporary impairment in value. In addition, the Corporation recorded other-than-temporary impairment charges of $1.2 million and $357,000 for a mutual fund investment and other government agency-sponsored stocks, respectively, in 2008. Additional impairment charges may be necessary depending upon the performance of the equity markets in general and the performance of the individual investments held by the Corporation. See also Note C, "Investment Securities", in the Notes to Consolidated Financial Statements.

Management continuously monitors the fair value of its equity investments and evaluates current market conditions and operating results of the companies. Periodic sale and purchase decisions are made based on this monitoring process. None of the Corporation's equity securities are classified as trading. Future cash flows from these investments are not provided in the table on page 48 as such investments do not have maturity dates.

Another source of equity market price risk is the Corporation's investment in FHLB stock. The Corporation is required to own FHLB stock in order to borrow funds from the FHLB. FHLBs obtain funding primarily through issuance of consolidated obligations of the Federal Home Loan Bank system. The U.S. government does not guarantee these obligations, and each of the FHLB banks is generally jointly and severally liable for repayment of each other's debt. Recently, the FHLB system has experienced financial stress, and some of the regional banks within the FHLB system have suspended or reduced their dividends, or eliminated the ability of members to redeem capital stock. The ultimate impact of these developments on the FHLB system or its programs for advances to members is uncertain. The Corporation's FHLB stock and its ability to obtain FHLB funds could be adversely impacted if the financial health of the FHLB system worsens.

In addition to its equity portfolio, the Corporation's investment management and trust services revenue is impacted by fluctuations in the securities markets. A portion of the Corporation's trust and brokerage revenue is based on the value of the underlying investment portfolios. If the values of those investment portfolios decrease, whether due to factors influencing U.S. securities markets in general, or otherwise, the Corporation's revenue would be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in the outlook for rising securities prices.

Debt Security Price Risk
Debt security market price risk is the risk that changes in the values of debt security investments could have a material impact on the financial position or results of operations of the Corporation. The Corporation's debt security investments consist primarily of mortgage-backed securities and collateralized mortgage obligations whose principal payments are guaranteed by U.S. government sponsored agencies, state and municipal securities, U.S. government sponsored and U.S. government debt securities, auction rate

certificates and corporate debt securities. Only the auction rate certificates and corporate debt securities have significant debt security price risk.

Auction rate certificates (ARCs)
Beginning in the second quarter of 2008, the Corporation's debt securities included ARCs purchased from customers. Due to the current market environment, these ARCs are susceptible to significant market price risk. As of December 31, 2008, ARCs had a cost basis of $208.3 million and fair value of $195.9 million, or 1.2% of total assets.

ARCs are long-term securities structured to allow their sale in periodic auctions, resulting in both the treatment of ARCs as short-term instruments in normal market conditions and fair values that could be derived based on periodic auction prices. However, beginning in mid-February 2008, market auctions for these securities began to fail due to an insufficient number of buyers, resulting in an illiquid market. This illiquidity has resulted in recent market prices that represent forced liquidations or distressed sales and do not provide an accurate basis for fair value. Therefore, as of December 31, 2008, the fair value of the ARC securities held by the Corporation were derived using significant unobservable inputs based on an expected cash flow model which produced fair values which were materially different from those that would be expected from settlement of these investments in the illiquid market that presently exists. The expected cash flow model produced fair values which assumed a return to market liquidity sometime within the next three to five years. If liquidity does not return within a time frame that is materially consistent with the Corporation's assumptions, the fair value of ARCs could significantly change.

The credit quality of the underlying debt associated with the ARCs is also a factor in the determination of their estimated fair value. As of December 31, 2008, the total combined estimated fair value of ARCs held by the Corporation and ARCs held within customers' accounts was approximately $292 million, with $195.9 million held by the Corporation, as stated above. Approximately 98% of the approximately $292 million of ARCs are backed by student loans, while the remaining ARCs are backed by state and municipal securities. Approximately 80% of the student loan ARCs have credit ratings of AAA, with a majority of the remaining 20% AA-rated. The current illiquid market did not impact the credit risk associated with the assets underlying the ARCs, both those held by the Corporation and those that remain in customer accounts. Therefore, as of December 31, 2008, the risk of changes in the estimated fair values of ARCs due to deterioration in the credit quality of their underlying debt instruments is not significant.

Corporate Debt Securities
The Corporation holds corporate debt securities in the form of pooled trust preferred securities, single-issuer trust preferred securities and subordinated debt issued by financial institutions, as presented in the following table:

	December 31, 2008	
	Amortized cost	Estimated fair value
	(in thousands)	
Single-issuer trust preferred securities (1)	$ 97,887	$ 69,819
Subordinated debt	34,788	31,745
Pooled trust preferred securities	19,351	15,381
Total corporate debt securities issued by financial institutions	$ 152,026	$ 116,945

(1) Single-issuer trust preferred securities with estimated fair values totaling $7.5 million as of December 31, 2008 are classified as Level 3 assets. See Note P, "Fair Value Measurements" in the Notes to Consolidated Financial Statements for additional details.

Historically, the Corporation determined the fair value of these securities based on prices received from third-party brokers and pricing agencies who determined fair values using both quoted prices for similar assets, when available, and model-based valuation techniques that derived fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates.

The Corporation has determined that the market for pooled trust preferred securities and certain single-issuer trust preferred securities held by the Corporation was not active. Consistent with Staff Position No. 157-3, the Corporation determined, through the use of a third-party valuation specialist, the fair value of its investments in pooled trust preferred securities using a discounted cash flows model, which applied a credit and liquidity adjusted discount rate to expected cash flows. For certain single-issuer trust preferred securities, the Corporation determined fair values based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models and were not indicative prices or binding offers.

In 2008, the Corporation recorded $15.8 million of other-than-temporary impairment charges related to investments in pooled trust preferred securities. In addition, the Corporation recorded a $4.9 million other-than-temporary impairment charge related to subordinated debt issued by a failed financial institution. The current illiquid market for debt securities issued by financial institutions may continue to impact the fair values of these securities. Additional impairment charges may be necessary in the future depending upon the performance of the individual investments held by the Corporation.

See Note P, "Fair Value Measurements", in the Notes to Consolidated Financial Statements for further discussion related to the fair values of debt securities.

Interest Rate Risk, Asset/Liability Management and Liquidity

Interest rate risk creates exposure in two primary areas. First, changes in rates have an impact on the Corporation's liquidity position and could affect its ability to meet obligations and continue to grow. Second, movements in interest rates can create fluctuations in the Corporation's net interest income and changes in the economic value of its equity.

The Corporation employs various management techniques to minimize its exposure to interest rate risk. An Asset/Liability Management Committee (ALCO), consisting of key financial and senior management personnel, meets on a bi-weekly basis. The ALCO is responsible for reviewing the interest rate sensitivity position of the Corporation, approving asset and liability management policies, and overseeing the formulation and implementation of strategies regarding balance sheet positions and earnings. The primary goal of asset/liability management is to address the liquidity and net interest income risks noted above.

From a liquidity standpoint, the Corporation must maintain a sufficient level of liquid assets to meet the cash needs of its customers, who, as depositors, may want to withdraw funds or who, as borrowers, need credit availability. Liquidity is provided on a continuous basis through scheduled and unscheduled principal and interest payments on outstanding loans and investments and through the availability of deposits and borrowings. The Corporation also maintains secondary sources that provide liquidity on a secured and unsecured basis to meet short-term needs.

The consolidated statements of cash flows provide details related to the Corporation's sources and uses of cash. The Corporation generated $194.7 million in cash from operating activities during 2008, mainly due to net loss, as adjusted for non-cash charges such as the provision for loan losses, goodwill impairment and investment securities losses. Investing activities resulted in a net cash outflow of $501.5 million in 2008 due to the purchase of investment securities and the net increase in loans exceeding the proceeds from sales and maturities of investments. Financing activities resulted in net cash proceeds of $256.7 million in 2008, compared to net cash proceeds of $800.2 million in 2007 as net funds provided by the issuance of preferred stock, additions of long-tern debt and increases in time deposits exceeded net repayments of short-term borrowings and decreases in demand and savings accounts, and shareholder dividends.

Liquidity must also be managed at the Fulton Financial Corporation Parent Company level. For safety and soundness reasons, banking regulations limit the amount of cash that can be transferred from subsidiary banks to the Parent Company in the form of loans and dividends. Generally, these limitations are based on the subsidiary banks' regulatory capital levels and their net income. The Parent Company meets its cash needs through dividends and loans from subsidiary banks, and through external borrowings.

Management continues to monitor the liquidity and capital needs of the Parent Company and will implement appropriate strategies, as necessary, to remain well capitalized and to meet its cash needs.

As of December 31, 2008, liquid assets (defined as cash and due from banks, short-term investments, Federal funds sold, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $3.1 billion, or 19.4% of total assets, as compared to $3.6 billion, or 22.9% of total assets, as of December 31, 2007.

The following tables present the expected maturities of investment securities as of December 31, 2008 and the weighted average yields of such securities (calculated based on historical cost):

HELD TO MATURITY (at amortized cost)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(dollars in thousands)				
U.S. Government sponsored agency securities	$ -	-	$ 6,782	2.10%	$ -	-	$ -	-
State and municipal (1)	322	6.32	503	5.25	-	-	-	-
Corporate debt securities	25	-	-	-	-	-	-	-
Total	$ 347	5.86%	$ 7,285	2.32%	$ -	-	$ -	-
Mortgage-backed securities (2)	$ 2,004	6.13%						

AVAILABLE FOR SALE (at estimated fair value)

	MATURING							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(dollars in thousands)				
U.S. Government securities	$ 14,628	2.02%	$ -	-	$ -	-	$ -	-
U.S. Government sponsored agency securities (3)	18,266	4.72	42,224	5.23	16,147	4.94	365	3.93
State and municipal (1)	93,472	4.43	233,410	5.05	29,610	5.71	167,044	6.69
Auction rate securities (4)	-	-	-	-	2,473	4.31	193,427	2.19
Corporate debt securities	229	4.13	2,734	6.92	31,745	5.42	85,186	7.48
Total	$ 126,595	4.19%	$278,368	5.10%	$ 79,975	5.40%	$446,022	4.99%
Collateralized mortgage obligations (2)	$ 504,193	5.29%						
Mortgage-backed securities (2)	$1,141,351	5.02%						

(1) Weighted average yields on tax-exempt securities have been computed on a fully taxable-equivalent basis assuming a tax rate of 35% and statutory interest expense disallowances.

(2) Maturities for mortgage-backed securities and collateralized mortgage obligations are dependent upon the interest rate environment and prepayments on the underlying loans. For the purpose of this table, the entire balance and weighted average rate is shown in one period.

(3) Includes Small Business Administration securities, whose maturities are dependent upon prepayments on the underlying loans. For the purpose of this table, amounts are based upon contractual maturities.

(4) Maturities of auction rate securities are based on contractual maturities. See Note O, " Commitments and Contingencies" in the Notes to Consolidated Financial Statements for additional disclosures related to auction rate securities.

The Corporation's investment portfolio consists mainly of mortgage-backed securities and collateralized mortgage obligations which have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase.

The following table presents the approximate contractual maturity and interest rate sensitivity of certain loan types subject to changes in interest rates as of December 31, 2008:

	One Year or Less	One Through Five Years	More Than Five Years	Total
		(in thousands)		
Commercial, financial and agricultural:				
Adjustable and floating rate	$ 721,809	$ 1,623,480	$ 281,003	$ 2,626,292
Fixed rate	398,137	505,098	106,017	1,009,252
Total	$ 1,119,946	$ 2,128,578	$ 387,020	$ 3,635,544
Real-estate – mortgage (1):				
Adjustable and floating rate	$ 1,087,956	$ 2,408,846	$ 1,382,040	$ 4,878,842
Fixed rate	563,338	874,191	442,077	1,879,606
Total	$ 1,651,294	$ 3,283,037	$ 1,824,117	$ 6,758,448
Real-estate – construction:				
Adjustable and floating rate	$ 643,806	$ 283,493	$ 38,689	$ 965,988
Fixed rate	75,838	68,766	85,458	230,062
Total	$ 719,644	$ 352,259	$ 124,147	$ 1,196,050

(1) Includes commercial mortgages, residential mortgages and home equity loans.

Contractual maturities of time deposits of $100,000 or more outstanding as of December 31, 2008 are as follows (in thousands):

Three months or less	$ 324,075
Over three through six months	381,865
Over six through twelve months	637,895
Over twelve months	370,450
Total	$ 1,714,285

Each of the Corporation's subsidiary banks is a member of the FHLB and has access to FHLB overnight and term credit facilities. As of December 31, 2008, the Corporation had $1.4 billion in overnight and term advances outstanding from the FHLB with an additional $1.2 billion of borrowing capacity (including both short-term funding on its lines of credit and long-term borrowings). This availability, along with Federal funds lines at various correspondent banks, provides the Corporation with additional liquidity.

The Corporation maintains liquidity sources in the form of "core" demand and savings deposits, time deposits in various denominations, including jumbo and brokered time deposits, repurchase agreements and short-term promissory notes. During the fourth quarter of 2008, a combination of commercial real estate loans, commercial loans and securities were pledged to the Federal Reserve Bank of Philadelphia to provide access to overnight Federal Reserve Bank borrowings under the discount window and term borrowings under the Federal Reserve Bank's term auction facility. As of December 31, 2008, the Corporation had $1.7 billion of collateralized borrowing availability at the discount window and term auction facility and no outstanding borrowings.

The following table provides information about the Corporation's interest rate sensitive financial instruments. The table presents expected cash flows and weighted average rates for each significant interest rate sensitive financial instrument, by expected maturity period (dollars in thousands).

	Expected Maturity Period							Estimated
	2009	2010	2011	2012	2013	Beyond	Total	Fair Value
Fixed rate loans (1)	$ 1,174,691	$ 621,482	$ 457,152	$ 340,733	$ 307,692	$ 643,464	$ 3,545,214	$3,545,828
Average rate	5.27%	6.60%	6.62%	6.60%	6.76%	6.46%	6.15%	
Floating rate loans (1) (7)	2,456,683	1,076,624	825,502	667,909	1,756,089	1,701,744	8,484,551	8,208,920
Average rate	4.89%	5.33%	5.35%	5.38%	4.32%	6.11%	5.16%	
Fixed rate investments (2)	630,221	457,989	408,593	273,470	96,231	426,969	2,293,473	2,324,178
Average rate	4.75%	4.86%	4.75%	4.79%	5.04%	4.64%	4.77%	
Floating rate investments (2)	32	500	208,281	-	141	89,182	298,136	262,890
Average rate	5.42%	5.63%	3.28%	-	1.91%	4.63%	3.69%	
Other interest-earning assets	117,550	-	-	-	-	-	117,550	117,550
Average rate	5.10%	-	-	-	-	-	5.10%	
Total	$ 4,379,177	$ 2,156,595	$ 1,899,528	$ 1,282,112	$2,160,503	$ 2,861,359	$ 14,738,924	$14,459,366
Average rate	4.98%	5.60%	5.30%	5.58%	4.70%	5.92%	5.30%	
Fixed rate deposits (3)	$ 3,827,542	$ 736,148	$ 276,233	$ 154,590	$ 56,134	$ 47,470	$ 5,098,117	$5,137,200
Average rate	3.23%	3.86%	3.60%	4.48%	4.05%	1.91%	3.38%	
Floating rate deposits (4)	1,498,076	169,870	169,870	156,174	148,899	1,657,469	3,800,358	3,800,359
Average rate	1.15%	0.77%	0.77%	0.70%	0.66%	0.59%	0.83%	
Fixed rate borrowings (5)	249,961	469,756	94,794	102,760	5,799	508,404	1,431,474	1,399,552
Average rate	4.33%	4.84%	3.60%	4.01%	2.88%	5.50%	4.84%	
Floating rate borrowings (6)	1,763,093	-	-	-	-	356,000	2,119,093	2,128,880
Average rate	0.64%	-	-	-	-	2.96%	1.03%	
Total	$ 7,338,672	$ 1,375,774	$ 540,897	$ 413,524	$ 210,832	$ 2,569,343	$ 12,449,042	$12,465,991
Average rate	2.22%	3.81%	2.71%	2.94%	1.62%	1.91%	2.37%	

(1) Amounts are based on contractual payments and maturities, adjusted for expected prepayments.
(2) Amounts are based on contractual maturities; adjusted for expected prepayments on mortgage-backed securities, collateralized mortgage obligations and expected calls on agency and municipal securities.
(3) Amounts are based on contractual maturities of time deposits.
(4) Estimated based on history of deposit flows.
(5) Amounts are based on contractual maturities of debt instruments, adjusted for possible calls. Amounts also include junior subordinated deferrable interest debentures.
(6) Amounts include Federal funds purchased, short-term promissory notes, floating FHLB advances and securities sold under agreements to repurchase, which mature in less than 90 days, in addition to junior subordinated deferrable interest debentures.
(7) Line of credit amounts are based on historical cash flow assumptions, with an average life of approximately 5 years.

The preceding table and discussion addressed the liquidity implications of interest rate risk and focused on expected cash flows from financial instruments. Expected maturities, however, do not necessarily reflect the net interest income impact of interest rate changes. Certain financial instruments, such as adjustable rate loans, have repricing periods that differ from expected cash flows. Fair market value adjustments related to acquisitions are not included in the preceding table.

Included within the $8.5 billion of floating rate loans above are $3.4 billion of loans, or 40% of the total, that float with the prime interest rate, $1.1 billion, or 13%, of loans which float with other interest rates, primarily LIBOR, and $4.0 billion, or 47%, of adjustable rate loans. The $4.0 billion of adjustable rate loans include loans that are fixed rate instruments for a certain period of time, and then convert to floating rates.

The following table presents the percentage of adjustable rate loans, stratified by their remaining fixed term at December 31, 2008:

Fixed Rate Term	Percent of Total Adjustable Rate Loans
One year	19.1%
Two years	0.8
Three years	2.4
Four years	1.3
Five years	60.7
Greater than five years	15.7

The Corporation uses three complementary methods to measure and manage interest rate risk. They are static gap analysis, simulation of earnings, and estimates of economic value of equity. Using these measurements in tandem provides a reasonably comprehensive summary of the magnitude of interest rate risk in the Corporation, level of risk as time evolves, and exposure to changes in interest rate relationships.

Static gap provides a measurement of repricing risk in the Corporation's balance sheet as of a point in time. This measurement is accomplished through stratification of the Corporation's assets and liabilities into repricing periods. The sum of assets and liabilities in each of these periods are compared for mismatches within that maturity segment. Core deposits having no contractual maturities are placed into repricing periods based upon historical balance performance. Repricing for mortgage loans, mortgage-backed securities and collateralized mortgage obligations includes the effect of expected prepayments, based upon industry projections for prepayment speeds. The Corporation's policy limits the cumulative six-month ratio of rate sensitive assets to rate sensitive liabilities (RSA/RSL) to a range of 0.85 to 1.15. As of December 31, 2008, the cumulative six-month ratio of RSA/RSL was 1.14. While the RSA/RSL is within policy limits at December 31, 2008, the Corporation is taking measures to reduce its static gap position, which is at its current level due primarily to the receipt of $376.5 million in CPP funds on December 23, 2008, which reduced the Corporation's overnight borrowings.

Simulation of net interest income and net income is performed for the next twelve-month period. A variety of interest rate scenarios are used to measure the effects of sudden and gradual movements upward and downward in the yield curve. These results are compared to the results obtained in a flat or unchanged interest rate scenario. Simulation of earnings is used primarily to measure the Corporation's short-term earnings exposure to rate movements. The Corporation's policy limits the potential exposure of net interest income to 10% of the base case net interest income for a 100 basis point shock in interest rates, 15% for a 200 basis point shock and 20% for a 300 basis point shock. A "shock' is an immediate upward or downward movement of interest rates across the yield curve based upon changes in the prime rate. The shocks do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet nor do they account for competitive pricing over the forward 12-month period. The following table summarizes the expected impact of interest rate shocks on net interest income (due to the current level of interest rates, the 200 and 300 basis point downward shock scenarios are not shown):

Rate Shock	Annual change in net interest income	% Change
+300 bp	+ $45.1 million	+ 9.0%
+200 bp	+ $30.3 million	+ 6.0%
+100 bp	+ $13.7 million	+ 2.7%
-100 bp	- $18.9 million	- 3.8%

Economic value of equity estimates the discounted present value of asset and liability cash flows. Discount rates are based upon market prices for like assets and liabilities. Upward and downward shocks of interest rates are used to determine the comparative effect of such interest rate movements relative to the unchanged environment. This measurement tool is used primarily to evaluate the longer-term repricing risks and options in the Corporation's balance sheet. A policy limit of 10% of economic equity may be at risk for every 100 basis point shock movement in interest rates. As of December 31, 2008, the Corporation was within economic value of equity policy limits.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per-share data)

	December 31	
Assets	**2008**	2007
Cash and due from banks	**$ 331,164**	$ 381,283
Interest-bearing deposits with other banks	**16,791**	11,330
Federal funds sold	**4,919**	9,823
Loans held for sale	**95,840**	103,984
Investment securities:		
Held to maturity (estimated fair value of $9,765 in 2008 and $10,399 in 2007)	**9,636**	10,285
Available for sale	**2,715,205**	3,143,267
Loans, net of unearned income	**12,042,620**	11,204,424
Less: Allowance for loan losses	**(173,946)**	(107,547)
Net Loans	**11,868,674**	11,096,877
Premises and equipment	**202,657**	193,296
Accrued interest receivable	**58,566**	73,435
Goodwill	**534,385**	624,072
Intangible assets	**23,448**	30,836
Other assets	**323,821**	244,610
Total Assets	**$ 16,185,106**	$ 15,923,098
Liabilities		
Deposits:		
Noninterest-bearing	**$ 1,653,440**	$ 1,722,211
Interest-bearing	**8,898,476**	8,383,234
Total Deposits	**10,551,916**	10,105,445
Short-term borrowings:		
Federal funds purchased	**1,147,673**	1,057,335
Other short-term borrowings	**615,097**	1,326,609
Total Short-Term Borrowings	**1,762,770**	2,383,944
Accrued interest payable	**53,678**	69,238
Other liabilities	**169,298**	147,418
Federal Home Loan Bank advances and long-term debt	**1,787,797**	1,642,133
Total Liabilities	**14,325,459**	14,348,178
Shareholders' Equity		
Preferred stock, $1,000 par value, 376,500 shares authorized and outstanding	**368,944**	-
Common stock, $2.50 par value, 600 million shares authorized, 192.4 million shares issued in 2008 and 191.8 million shares issued in 2007	**480,978**	479,559
Additional paid-in capital	**1,260,947**	1,254,369
Retained earnings	**31,075**	141,993
Accumulated other comprehensive loss	**(17,907)**	(21,773)
Treasury stock (17.3 million shares in 2008 and 18.3 million shares in 2007), at cost	**(264,390)**	(279,228)
Total Shareholders' Equity	**1,859,647**	1,574,920
Total Liabilities and Shareholders' Equity	**$ 16,185,106**	$ 15,923,098

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per-share data)

	2008	2007	2006
Interest Income			
Loans, including fees	$ 727,124	$ 801,175	$ 727,297
Investment securities:			
Taxable	110,220	99,621	97,652
Tax-exempt	18,137	17,423	14,896
Dividends	5,726	8,227	6,568
Loans held for sale	5,701	11,501	15,564
Other interest income	586	1,630	2,530
Total Interest Income	867,494	939,577	864,507
Interest Expense			
Deposits	212,114	294,395	246,941
Short-term borrowings	50,091	73,983	78,043
Long-term debt	81,141	82,455	53,960
Total Interest Expense	343,346	450,833	378,944
Net Interest Income	524,148	488,744	485,563
Provision for Loan Losses	119,626	15,063	3,498
Net Interest Income After Provision for Loan Losses	404,522	473,681	482,065
Other Income			
Service charges on deposit accounts	61,640	46,500	43,773
Other service charges and fees	36,247	32,151	26,792
Investment management and trust services	32,734	38,665	37,441
Gain on sale of credit card portfolio	13,910	-	-
Gains on sale of mortgage loans	10,332	14,294	21,086
Investment securities (losses) gains, net	(58,241)	1,740	7,439
Other	14,434	14,674	13,344
Total Other Income	111,056	148,024	149,875
Other Expenses			
Salaries and employee benefits	213,557	217,526	213,913
Net occupancy expense	42,239	39,965	36,493
Operating risk loss	24,308	27,229	4,818
Equipment expense	13,332	13,892	14,251
Marketing	13,267	11,334	10,638
Data processing	12,813	12,755	12,228
Intangible amortization	7,162	8,334	7,907
Goodwill impairment	90,000	-	-
Other	79,947	74,420	65,743
Total Other Expenses	496,625	405,455	365,991
Income Before Income Taxes	18,953	216,250	265,949
Income taxes	24,570	63,532	80,422
Net Income (Loss)	(5,617)	152,718	185,527
Preferred stock dividends and discount accretion	(463)	-	-
Net Income (Loss) Available to Common Shareholders	$ (6,080)	$ 152,718	$ 185,527
Per Common Share:			
Net Income (Loss) (Basic)	$ (0.03)	$ 0.88	$ 1.07
Net Income (Loss) (Diluted)	(0.03)	0.88	1.06
Cash Dividends	0.600	0.598	0.581

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
				(in thousands)				
Balance at January 1, 2006	$ -	164,868	$ 430,827	$ 996,708	$ 138,529	$ (42,285)	$ (240,808)	$ 1,282,971
Comprehensive Income (Loss):								
Net Income					185,527			185,527
Other comprehensive income						11,993		11,993
Total comprehensive income								197,520
Adjustment to initially apply Statement 158 (net of $4.7 million tax effect)						(8,799)		(8,799)
Stock dividend - 5%			22,648	107,952	(130,600)			-
Stock issued, including related tax benefits		1,222	2,989	6,868				9,857
Stock-based compensation awards				1,687				1,687
Stock issued for acquisition of Columbia Bancorp		8,619	20,523	133,608				154,131
Acquisition of treasury stock		(1,061)					(16,770)	(16,770)
Accelerated share repurchase settlement							(3,423)	(3,423)
Cash dividends - $0.581 per share					(100,864)			(100,864)
Balance at December 31, 2006	$ -	173,648	$ 476,987	$ 1,246,823	$ 92,592	$ (39,091)	$ (261,001)	$ 1,516,310
Comprehensive Income (Loss):								
Net Income					152,718			152,718
Other comprehensive income						17,318		17,318
Total comprehensive income								170,036
Stock issued, including related tax benefits		1,029	2,572	4,907				7,479
Stock-based compensation awards				2,639				2,639
Cumulative effect of FIN 48 adoption					220			220
Acquisition of treasury stock		(1,174)					(18,227)	(18,227)
Cash dividends - $0.598 per share					(103,537)			(103,537)
Balance at December 31, 2007	$ -	173,503	$ 479,559	$ 1,254,369	$ 141,993	$ (21,773)	$ (279,228)	$ 1,574,920
Comprehensive Income (Loss):								
Net Loss					(5,617)			(5,617)
Other comprehensive income						3,866		3,866
Total comprehensive loss								(1,751)
Preferred stock and common stock warrants issued	368,900			7,600				376,500
Stock issued, including related tax benefits		1,541	1,419	(3,080)			14,838	13,177
Stock-based compensation awards				2,058				2,058
Impact of pension plan measurement date change (net of $23,000 tax effect)					43			43
Cumulative effect of EITF 06-4 adoption					(677)			(677)
Preferred stock discount accretion	44				(44)			-
Cash dividends - $0.600 per share					(104,623)			(104,623)
Balance at December 31, 2008	$ 368,944	175,044	$ 480,978	$ 1,260,947	$ 31,075	$ (17,907)	$ (264,390)	$ 1,859,647

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income (Loss)	$ (5,617)	$ 152,718	$ 185,527
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	119,626	15,063	3,498
Depreciation and amortization of premises and equipment	19,693	19,711	19,270
Net amortization of investment security premiums	290	2,111	3,608
Goodwill impairment	90,000	-	-
Deferred income tax benefit	(52,483)	(13,646)	(5,779)
Gain on sale of credit card portfolio	(13,910)	-	-
Investment securities losses (gains)	58,241	(1,740)	(7,439)
Gains on sale of mortgage loans	(10,332)	(14,294)	(21,086)
Proceeds from sales of mortgage loans held for sale	658,437	1,283,176	1,969,362
Originations of mortgage loans held for sale	(655,459)	(1,164,101)	(1,943,940)
Amortization of intangible assets	7,162	8,334	7,907
Intangible assets impairment	-	1,069	-
Stock-based compensation	2,058	2,639	1,687
Excess tax benefits from stock based compensation	(20)	(111)	(783)
Decrease (increase) in accrued interest receivable	14,869	(1,610)	(11,908)
(Increase) decrease in other assets	(3,825)	16,315	(12,613)
(Decrease) increase in accrued interest payable	(15,560)	7,846	21,741
Decrease in other liabilities	(18,424)	(8,789)	(7,384)
Total adjustments	200,363	151,973	16,141
Net cash provided by operating activities	194,746	304,691	201,668
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	740,353	365,559	147,194
Proceeds from maturities of securities held to maturity	6,644	3,191	5,923
Proceeds from maturities of securities available for sale	631,324	490,252	598,111
Proceeds from sale of credit card portfolio	100,516	-	-
Purchase of securities held to maturity	(6,038)	(2,287)	(698)
Purchase of securities available for sale	(983,713)	(1,111,203)	(868,876)
(Increase) decrease in short-term investments	(557)	7,035	20,598
Net increase in loans	(961,002)	(809,562)	(886,372)
Net cash paid for acquisitions	-	-	(109,729)
Net purchase of premises and equipment	(29,054)	(21,606)	(32,642)
Net cash used in investing activities	(501,527)	(1,078,621)	(1,126,491)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net decrease in demand and savings deposits	(115,100)	(233,523)	(137,546)
Net increase in time deposits	561,571	106,499	596,240
Additions to long-term debt	344,690	1,463,633	550,166
Repayments of long-term debt	(199,026)	(1,125,648)	(186,499)
(Decrease) increase in short-term borrowings	(621,174)	703,104	197,795
Dividends paid	(103,976)	(103,122)	(98,022)
Net proceeds from issuance of preferred stock and common stock warrants	376,500	-	-
Net proceeds from issuance of common stock	13,157	7,368	9,074
Excess tax benefits from stock based compensation	20	111	783
Acquisition of treasury stock	-	(18,227)	(20,193)
Net cash provided by financing activities	256,662	800,195	911,798
Net (decrease) increase in Cash and Due From Banks	(50,119)	26,265	(13,025)
Cash and Due From Banks at Beginning of Year	381,283	355,018	368,043
Cash and Due From Banks at End of Year	$ 331,164	$ 381,283	$ 355,018
Supplemental Disclosures of Cash Flow Information			
Cash paid during period for:			
Interest	$ 358,906	$ 442,987	$ 357,203
Income taxes	80,327	65,053	77,327

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Fulton Financial Corporation (Parent Company) is a multi-bank financial holding company which provides a full range of banking and financial services to businesses and consumers through its ten wholly owned banking subsidiaries: Fulton Bank, Swineford National Bank, Lafayette Ambassador Bank, FNB Bank N.A., Hagerstown Trust Company, Delaware National Bank, The Bank, The Peoples Bank of Elkton, Skylands Community Bank and The Columbia Bank as well as its financial services subsidiaries, Fulton Financial Advisors, N.A., and Fulton Insurance Services Group, Inc. In addition, the Parent Company owns the following non-bank subsidiaries: Fulton Financial Realty Company, Fulton Reinsurance Company, LTD, Central Pennsylvania Financial Corp., FFC Management, Inc. and FFC Penn Square, Inc. Collectively, the Parent Company and its subsidiaries are referred to as the Corporation.

During 2008 and 2007, the Corporation completed the consolidation of certain wholly owned banking subsidiaries. In February 2007, the former First Washington State Bank subsidiary consolidated with The Bank. In May 2007, the former Somerset Valley Bank subsidiary consolidated with Skylands Community Bank. In July 2007, the former Lebanon Valley Farmers Bank subsidiary consolidated with Fulton Bank. In March 2008, the former Resource Bank subsidiary consolidated with Fulton Bank. In addition, during 2008, the Corporation announced the consolidation of its Maryland banking subsidiaries. The consolidation, which is expected to take place in 2009, will merge the Corporation's Hagerstown Trust Company and Peoples Bank of Elkton subsidiaries into The Columbia Bank.

The Corporation's primary sources of revenue are interest income on loans and investment securities and fee income on its products and services. Its expenses consist of interest expense on deposits and borrowed funds, provision for loan losses, other operating expenses and income taxes. The Corporation's primary competition is other financial services providers operating in its region. Competitors also include financial services providers located outside the Corporation's geographical market as a result of the growth in electronic delivery systems. The Corporation is subject to the regulations of certain Federal and state agencies and undergoes periodic examinations by such regulatory authorities.

The Corporation offers, through its banking subsidiaries, a full range of retail and commercial banking services throughout central and eastern Pennsylvania, Delaware, Maryland, New Jersey and Virginia. Industry diversity is the key to the economic well being of these markets, and the Corporation is not dependent upon any single customer or industry.

Basis of Financial Statement Presentation: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Parent Company and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value Measurements: On January 1, 2008, the Corporation adopted the provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (Statement 157) for assets and liabilities required to be measured at fair value on a recurring basis and all financial assets and liabilities measured at fair value on a nonrecurring basis.

Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three categories (from highest to lowest priority):

- Level 1 – Inputs that represent quoted prices for identical instruments in active markets.
- Level 2 – Inputs that represent quoted prices for similar instruments in active markets, or quoted prices for identical instruments in non-active markets. Also includes valuation techniques whose inputs are derived principally from observable market data other than quoted prices, such as interest rates or other market-corroborated means.
- Level 3 – Inputs that are largely unobservable, as little or no market data exists for the instrument being valued.

As required by Statement 157, the Corporation has categorized all assets and liabilities required to be measured at fair value on a recurring basis into the above three levels. In addition, the Corporation has categorized all financial assets and liabilities measured at fair value on a nonrecurring basis into the same three levels.

In February 2008, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-2 delayed the effective date of Statement 157 for nonfinancial assets and liabilities measured at fair value on a nonrecurring basis, until fiscal years beginning after November 15, 2008, or January 1, 2009 for the Corporation. In accordance with FSP 157-2, the Corporation did not apply the provisions of Statement 157 for the following nonfinancial assets and liabilities, which are not measured at fair value on a recurring basis: loans, deposits and borrowings acquired in prior years' business combinations, other intangible assets initially measured at fair value upon acquisition and reporting units tested annually for goodwill impairment under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets". The application of FSP 157-2 for these nonfinancial assets and liabilities is not expected to have a material impact on their reported values.

In October 2008, the FASB issued Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" (FSP 157-3). FSP 157-3 clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance for the Corporation. The Corporation applied the provisions of FSP 157-3 to certain debt security investments for which there was no active market.

See Note P, "Fair Value Measurements" for additional details.

Fair Value Option: In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115" (Statement 159). Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value and amends Statement 115 to, among other things, require certain disclosures for amounts for which the fair value option is applied. Statement 159 became effective for the Corporation on January 1, 2008.

Upon adoption of Statement 159, the Corporation elected to account for its hedged certificates of deposit, as detailed under the heading "Derivative Financial Instruments" below, at fair value according to the provisions of Statement 159. Prior to the adoption of Statement 159, the Corporation accounted for these certificates of deposit at fair value under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), after performing required tests to determine the hedges were highly effective. The adoption of Statement 159 for these instruments did not result in a change in the reported values of the certificates of deposit on the Corporation's consolidated balance sheets and, as such, no cumulative-effect impact upon adoption of Statement 159 for these instruments was necessary. However, adoption of Statement 159 for these instruments eliminated the requirement to perform periodic tests of hedge effectiveness.

Mortgage loans held for sale originated prior to October 1, 2008 were measured at the lower of aggregate cost or market. The Corporation elected to adopt Statement 159 for mortgage loans held for sale originated after this date to more accurately reflect the financial performance of its entire mortgage banking activities in its consolidated financial statements. Derivative financial instruments related to these activities are also recorded at fair value under Statement 133, as detailed under the heading "Derivative Financial Instruments" below. During 2008, the Corporation originated mortgage loans for sale primarily to the Federal National Mortgage Association (FNMA), the Federal Home Loan Mortgage Corporation (FHLMC) and the Federal Home Loan Bank (FHLB). These loans conformed to standards published by these agencies. Fair value is the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. The Corporation classifies interest income earned on mortgage loans held for sale within interest income on the consolidated statements of operations, which is separate from the fair value adjustments on loans held for sale, which are recorded as components of gains on sale of mortgage loans.

The following table presents a summary of the Corporation's fair value elections under Statement 159 and their impact on the Corporation's consolidated financial statements as of and for the year ended December 31, 2008:

	Cost – Asset (Liability)	Fair Value –Asset (Liability)	Balance Sheet Classification	Fair Value Adjustment – Gain (Loss)	Statement of Operations Classification
			(in thousands)		
Mortgage loans held for sale (1).	$ 64,787	$ 66,567	Loans held for sale	$ 1,780	Gains on sale of mortgage loans
Hedged certificates of deposit.....	(7,458)	(7,517)	Interest-bearing deposits	(59)	Other expense
	$ 57,329	$ 59,050		$ 1,721	

(1) Cost basis of mortgage loans held for sale represents the unpaid principal balance.

Investments: Debt securities are classified as held to maturity at the time of purchase when the Corporation has both the intent and ability to hold these investments until they mature. Such debt securities are carried at cost, adjusted for amortization of premiums and accretion of discounts using the effective yield method. The Corporation does not engage in trading activities, however, since the investment portfolio serves as a source of liquidity, most debt securities and all marketable equity securities are classified as available for sale. Securities available for sale are carried at estimated fair value with the related unrealized holding gains and losses reported in shareholders' equity as a component of other comprehensive income, net of tax. Realized securities gains and losses are computed using the specific identification method and are recorded on a trade date basis. Securities are evaluated periodically to determine whether declines in value are other-than-temporary. Declines in value that are determined to be other-than-temporary are recorded as losses on the consolidated statements of operations.

Loans and Revenue Recognition: Loan and lease financing receivables are stated at their principal amount outstanding, except for mortgage loans held for sale, which the Corporation has elected to carry at fair value, and floating rate residential mortgage construction loans held for sale, which are carried at the lower of aggregate cost or fair value. Loans transferred from held for sale to portfolio are reclassified at fair value, with write-downs recorded as other expense. Interest income on loans is accrued as earned. Unearned income on lease financing receivables is recognized on a basis which approximates the effective yield method. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, except for adequately collateralized mortgage loans. When interest accruals are discontinued, unpaid interest previously credited to income is reversed. Non-accrual loans are restored to accrual status when all delinquent principal and interest become current or the loan is considered secured and in the process of collection.

Loan Origination Fees and Costs: Loan origination fees and the related direct origination costs are offset and the net amount is deferred and amortized over the life of the loan using the effective interest method as an adjustment to interest income. For mortgage loans sold, the net amount is included in gain or loss upon the sale of the related mortgage loan.

Allowance for Credit Losses: The allowance for credit losses consists of the allowance for loan losses and the reserve for unfunded lending commitments. The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the consolidated balance sheet. The allowance for credit losses is increased by charges to expense, through the provision for loan losses, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated fair value of underlying collateral and current economic conditions, among other considerations. Management believes that the allowance for loan losses and the reserve for unfunded lending commitments are adequate, however, future changes to the allowance or reserve may be necessary based on changes in any of these factors.

The allowance for loan losses consists of two components – specific allowances allocated to individually impaired loans, as defined by Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114), and allowances calculated for pools of loans under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" (Statement 5).

Commercial loans, commercial mortgages and construction loans are reviewed for impairment under Statement 114 if they are both greater than $100,000 and rated less than "satisfactory" based upon the Corporation's internal credit-rating process. A satisfactory loan does not present more than a normal credit risk based on the strength of the borrower's management, financial condition and trends, and the type and sufficiency of underlying collateral; it is expected that the borrower will be able to satisfy the terms of the loan agreement.

A loan is considered to be impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent. An allowance is allocated to an impaired loan if the carrying value exceeds the estimated fair value.

All loans not reviewed for impairment under Statement 114 are evaluated under Statement 5. These loans are segmented into groups with similar characteristics and an allowance for loan losses is allocated to each segment based on quantitative factors, such as recent loss history, and qualitative factors, such as economic conditions and trends.

Loans and lease financing receivables deemed to be a loss are written off through a charge against the allowance for loan losses. Closed end consumer loans are generally charged off when they become 120 days past due (180 days for open-end consumer loans) if they are not adequately secured by real estate. All other loans are evaluated for possible charge-off when it is probable that the balance will not be collected, based on the ability of the borrower to pay and the value of the underlying collateral. Recoveries of loans previously charged off are recorded as increases to the allowance for loan losses. Past due status is determined based on contractual due dates for loan payments.

Lease financing receivables include both open and closed end leases for the purchase of vehicles and equipment. Residual values are set at the inception of the lease and are reviewed periodically for impairment. If the impairment is considered to be other-than-temporary, the resulting reduction in the net investment in the lease is recognized as a loss in the period when impairment occurs.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is generally computed using the straight-line method over the estimated useful lives of the related assets, which are a maximum of 50 years for buildings and improvements, 8 years for furniture and 5 years for equipment. Leasehold improvements are amortized over the shorter of 15 years or the non-cancelable lease term. Interest costs incurred during the construction of major bank premises are capitalized.

Other Real Estate Owned: Assets acquired in settlement of mortgage loan indebtedness are recorded as other real estate owned and are included in other assets on the consolidated balance sheets, initially at the lower of the estimated fair value of the asset less estimated selling costs or the carrying amount of the loan. Costs to maintain the assets and subsequent gains and losses on sales are included in other expense or other income, as appropriate.

Mortgage Servicing Rights: The estimated fair value of mortgage servicing rights (MSRs) related to loans sold and serviced by the Corporation is recorded as an asset upon the sale of such loans. MSRs are amortized as a reduction to servicing income over the estimated lives of the underlying loans.

MSRs are evaluated quarterly for impairment, by comparing the carrying amount to estimated fair value. Fair value is determined at the end of each quarter through a discounted cash flows valuation. Significant inputs to the valuation include expected servicing income, net of expense, the discount rate and the expected life of the underlying loans. To the extent the amortized cost of the MSRs exceed their estimated fair values; a valuation allowance is established for such impairment, through a charge against servicing income on the consolidated statements of operations. If the Corporation determines, based on subsequent quarterly valuations, that an impairment no longer exists, then the valuation allowance is reduced through a credit to earnings.

Derivative Financial Instruments: In connection with its mortgage banking activities, the Corporation enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, the Corporation enters into forward commitments for the future sale or purchase of mortgage-backed securities to or from third-party investors to hedge the effect of changes in interest rates on the value of the interest rate locks. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. Both the interest rate locks and the forward commitments are accounted for as derivatives and carried at fair value, determined as the amount that would be necessary to settle each derivative financial instrument at the end of the period. Gross derivative assets and liabilities are recorded within other assets and other liabilities on the consolidated balance sheets, with changes in fair value during the period recorded within gains on sale of mortgage loans on the consolidated statements of operations.

As of December 31, 2008, interest rate swaps with a notional amount of $10.0 million were used to hedge certain long-term fixed rate certificates of deposit. The terms of the certificates of deposit and the interest rate swaps are similar and were committed to simultaneously. Under the terms of the swap agreements, the Corporation is the fixed rate receiver and the floating rate payer (generally tied to the three month London Interbank Offering Rate, or LIBOR, a common index used for setting rates between financial institutions). The interest rate swaps and the certificates of deposits are recorded at fair value, with changes in the fair values during the period recorded to other expense. See additional discussion under the heading "Fair Value Option" above.

The following table presents a summary of the notional amounts and fair values of derivative financial instruments as of December 31:

	2008		2007	
	Notional Amount	**Fair Value**	Notional Amount	Fair Value
	(in thousands)			
Interest rate locks with customers (1)	**$ 141,145**	**$ 425**	$ 35,204	$ (81)
Forward commitments (1)	**490,448**	**(1,445)**	70,053	236
Interest rate swaps (2)	**10,000**	**18**	248,000	(1,142)
		$ (1,002)		$ (987)

(1) As of December 31, 2008, the Corporation recorded gross mortgage banking derivative assets of $1.5 million and gross mortgage banking derivative liabilities of $2.5 million. As of December 31, 2007, gross mortgage banking derivative assets were $486,000 and gross mortgage banking derivative liabilities were $331,000.

(2) Interest rate swaps recorded as a component of other liabilities on the consolidated balance sheets.

In prior years, the Corporation entered into forward-starting interest rate swaps in anticipation of the issuance of fixed-rate debt. In October 2005, the Corporation entered into a forward-starting interest rate swap with a notional amount of $150.0 million in anticipation of the issuance of trust preferred securities in January 2006. In February 2007, the Corporation entered into a forward-starting interest swap with a notional amount of $100.0 million in anticipation of the issuance of subordinated debt in May 2007. These swaps were accounted for as cash flow hedges because they hedged the variability of interest payments attributable to changes in interest rates on the forecasted issuance of fixed-rate debt. The total amount recorded as a reduction to accumulated other comprehensive income upon settlement of these derivatives is being amortized to interest expense over the life of the related securities using the effective interest method. The amount of net losses in accumulated other comprehensive income that will be reclassified into earnings in 2009 is expected to be approximately $120,000.

Income Taxes: The provision for income taxes is based upon income before income taxes, adjusted primarily for the effect of tax-exempt income, non-deductible expenses and net credits received from investments in low and moderate income housing partnerships (LIH investments) and similar investments. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate. The deferred income tax provision or benefit is based on the changes in the deferred tax asset or liability from period to period.

Stock-Based Compensation: The Corporation accounts for its stock-based compensation awards in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" (Statement 123R), which requires public companies to recognize compensation expense related to stock-based compensation awards in their statements of operations. Compensation expense is equal to the fair value of the stock-based compensation awards, net of estimated forfeitures, and is recognized over the vesting period of such awards.

Net Income (Loss) Per Common Share: The Corporation's basic net income (loss) per common share is calculated as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding. Net income (loss) available to common shareholders is calculated as net income (loss) less accrued dividends and discount accretion related to preferred stock. See Note M, "Stock-based Compensation Plans and Shareholders' Equity" for additional details related to the Corporation's issuance of preferred stock and common stock warrants.

For diluted net income (loss) per common share, net income (loss) available to common shareholders is divided by the weighted average number of common shares outstanding plus the incremental number of shares added as a result of converting common stock equivalents, calculated using the treasury stock method. The Corporation's common stock equivalents consist of outstanding stock options, restricted stock and common stock warrants.

A reconciliation of net income (loss) available to common shareholders and weighted average common shares outstanding used to calculate basic net income (loss) per common share and diluted net income (loss) per common share follows.

	2008	2007	2006
		(in thousands)	
Net income (loss)	**$ (5,617)**	$ 152,718	$ 185,527
Preferred stock dividends	**(419)**	-	-
Preferred stock discount accretion	**(44)**	-	-
Net income (loss) available to common shareholders	**$ (6,080)**	$ 152,718	$ 185,527
Weighted average common shares outstanding (basic)	**174,236**	173,295	172,830
Impact of common stock equivalents	**-**	1,091	2,042
Weighted average common shares outstanding (diluted)	**174,236**	174,386	174,872

In 2007 and 2006, 4.4 million and 2.2 million stock options, respectively, were excluded from the diluted earnings per share computation as their effect would have been anti-dilutive. In 2008, all common stock equivalents were excluded because their effect would have been anti-dilutive due to the net loss for the year.

Disclosures about Segments of an Enterprise and Related Information: The Corporation does not have any operating segments which require disclosure of additional information. While the Corporation owns ten separate banks, each engages in similar activities, provides similar products and services, and operates in the same general geographical area. The Corporation's non-banking activities are immaterial and, therefore, separate information has not been disclosed.

Financial Guarantees: Financial guarantees, which consist primarily of standby and commercial letters of credit, are accounted for by recognizing a liability equal to the fair value of the guarantees and crediting the liability to income over the term of the guarantee. Fair value is estimated using the fees currently charged to enter into similar agreements with similar terms. In 2008, the Corporation issued guarantees to purchase auction rate securities held in customer accounts. See Note O, "Commitments and Contingencies" for additional details.

In September 2008, the FASB issued FASB Staff Position No. 133-1 and 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161". This staff position requires companies who sell credit derivatives or issue financial guarantees to disclose information about these instruments to enable users of the financial statements to assess the potential effect of the instruments on the reporting entity's financial position, financial performance and cash flows. The disclosure requirements of this staff position were effective for the Corporation on December 31, 2008, and impacted the Corporation's disclosures related to guarantees subject to FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" (FIN 45), which include: standby and commercial letters of credit and ARC purchase guarantees. See Note O, "Commitments and Contingencies" for additional information.

Business Combinations and Intangible Assets: The Corporation accounts for its acquisitions using the purchase accounting method as required by Statement of Financial Accounting Standards No. 141, "Business Combinations". Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets and liabilities acquired, including certain intangible assets that must be recognized. Typically, this allocation results in the purchase price exceeding the fair value of net assets acquired, which is recorded as goodwill.

As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142), goodwill is not amortized to expense, but is tested for impairment at least annually. Write-downs of the balance, if necessary as a result of the impairment test, are to be charged to expense in the period in which goodwill is determined to be impaired. The Corporation performs its annual test of goodwill impairment as of October 31st of each year. If certain events occur which might indicate goodwill has been impaired between annual tests, goodwill must be tested when such events occur.

In 2008, the Corporation recorded a $90.0 million goodwill impairment charge for its Columbia Bank reporting unit. See Note F, "Goodwill and Intangible Assets" for additional details. Based on the results of goodwill impairment tests performed in 2007 and 2006, the Corporation concluded that there was no impairment.

Variable Interest Entities: FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities (revised December 2003) – An Interpretation of ARB No. 51" (FIN 46R), provides guidance on when to consolidate certain Variable Interest Entities (VIE's) in the financial statements of the Corporation. VIE's are entities in which equity investors do not have a controlling financial interest or do not have sufficient equity at risk for the entity to finance activities without additional financial support from other parties. Under FIN 46R, a company must consolidate a VIE if the company has a variable interest that will absorb a majority of the VIE's losses, if they occur, and/or receive a majority of the VIE's residual returns, if they occur.

The provisions of FIN 46R related to Subsidiary Trusts, as interpreted by the Securities and Exchange Commission (SEC), disallow consolidation of Subsidiary Trusts in the financial statements of the Corporation. As a result, securities that were issued by the trusts (Trust Preferred Securities) are not included on the Corporation's consolidated balance sheets. The junior subordinated debentures issued by the Parent Company to the Subsidiary Trusts, which have the same total balance and rate as the combined equity securities and trust preferred securities issued by the Subsidiary Trusts, remain in long-term debt. See Note I, "Short-Term Borrowings and Long-Term Debt" for additional information.

LIH investments are amortized under the effective interest method over the life of the Federal income tax credits generated as a result of such investments, generally ten years. As of December 31, 2008 and 2007, the Corporation's LIH Investments, included in other assets on the consolidated balance sheets, totaled $47.5 million and $37.2 million, respectively. The net income tax benefit associated with these investments was $3.9 million, $3.7 million and $3.9 million in 2008, 2007 and 2006, respectively. None of the Corporation's LIH investments met the consolidation criteria of FIN 46R, or its related interpretations, as of December 31, 2008 or 2007.

New Accounting Standards: In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (Statement 161). Statement 161 establishes the disclosure requirements for derivative instruments and for hedging activities, including disclosure of information that should enable users of financial information to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or the Corporation's March 31, 2009 quarterly report on Form 10-Q. The adoption of Statement 161 is not expected to have a material impact on the Corporation's consolidated financial statements.

In June 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (EITF 03-6-1). EITF 03-6-1 requires companies to include participating share-based payment transactions, prior to vesting, in the earnings allocation in computing earnings per share. EITF 03-6-1 defines participating share-based payment awards as those that contain nonforfeitable rights to dividends, even if granted prior to when an award vests. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, or the Corporation's March 31, 2009 quarterly report on Form 10-Q. The adoption of EITF 03-6-1 is not expected to impact the Corporation's earning per share computations.

In December 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities". This staff position requires companies to disclose additional information about transfers of financial assets and interests in variable interest entities, including the following: a transferor's continuing involvement in financial assets that it has transferred in a securitization or asset-backed financing arrangement, the nature of any restrictions and the carrying amounts of any assets held by an entity that relate to a transferred asset and how servicing assets and liabilities are reported under Statement 140. This staff position is effective for the first reporting period ending after December 15, 2008, or December 31, 2008 for the Corporation. See Note G, "Mortgage Servicing Rights" and Note I, "Short-term Borrowings and Long-term Debt" for additional disclosures related to the Corporation's MSRs and Trust Preferred Securities.

In December 2008, the FASB issued FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This staff position amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plans. This staff position is effective for disclosures about plan assets provided for fiscal years ending after December 15, 2009, or December 31, 2009 for the Corporation. The adoption of this staff position will impact future disclosures related to the Corporation's defined benefit pension plan.

In January 2009, the FASB issued FASB Staff Position EITF 99-20-1, "Amendments to the Impairment Guidance in EITF Issue No. 99-20" (FSP EITF 99-20-1). This staff position amends the impairment guidance in EITF No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to achieve more consistent determination of whether an other-than-temporary impairment has occurred for certain debt securities. Specifically, this staff position provides that when determining whether an impairment of a securitized financial asset is other-than-temporary the holder of that instrument must assess whether there has been a probable adverse change in expected cash flows and is not required to use "market participant" assumptions in that determination. FSP EITF 99-20-1 is effective for reporting periods ending after December 15, 2008, or December 31, 2008 for the Corporation. The application of this staff position did not impact the Corporation's consolidated financial statements.

Reclassifications: Certain amounts in the 2007 and 2006 consolidated financial statements and notes have been reclassified to conform to the 2008 presentation.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's subsidiary banks are required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The amount of such reserves as of December 31, 2008 and 2007 was $70.9 million and $80.3 million, respectively.

NOTE C – INVESTMENT SECURITIES

The following tables present the amortized cost and estimated fair values of investment securities as of December 31:

2008 Held to Maturity	**Amortized Cost**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
		(in thousands)		
U.S. Government sponsored agency securities	**$ 6,782**	**$ 60**	**$ -**	**$ 6,842**
State and municipal securities	**825**	**5**	**-**	**830**
Corporate debt securities	**25**	**-**	**-**	**25**
Mortgage-backed securities	**2,004**	**66**	**(2)**	**2,068**
	$ 9,636	**$ 131**	**$ (2)**	**$ 9,765**
2008 Available for Sale				
Equity securities	**$ 138,071**	**$ 2,133**	**$ (1,503)**	**$ 138,701**
U.S. Government securities	**14,545**	**83**	**-**	**14,628**
U.S. Government sponsored agency securities	**74,616**	**2,406**	**(20)**	**77,002**
State and municipal securities	**520,429**	**5,317**	**(2,210)**	**523,536**
Corporate debt securities	**154,976**	**1,085**	**(36,167)**	**119,894**
Collateralized mortgage obligations	**489,686**	**14,713**	**(206)**	**504,193**
Mortgage-backed securities	**1,118,508**	**24,160**	**(1,317)**	**1,141,351**
Auction rate securities (1)	**208,281**	**-**	**(12,381)**	**195,900**
	$ 2,719,112	**$ 49,897**	**$ (53,804)**	**$ 2,715,205**

(1) See Note O, "Commitments and Contingencies" for additional details related to auction rate securities.

2007 Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government sponsored agency securities	$ 6,478	$ 33	$ -	$ 6,511
State and municipal securities	1,120	7	-	1,127
Corporate debt securities	25	-	-	25
Mortgage-backed securities	2,662	74	-	2,736
	$ 10,285	$ 114	$ -	$ 10,399
2007 Available for Sale				
Equity securities	$ 215,177	$ 282	$ (23,734)	$ 191,725
U.S. Government securities	14,489	47	-	14,536
U.S. Government sponsored agency securities	200,899	1,658	(34)	202,523
State and municipal securities	520,670	2,488	(1,620)	521,538
Corporate debt securities	172,907	1,259	(8,184)	165,982
Collateralized mortgage obligations	588,848	6,604	(677)	594,775
Mortgage-backed securities	1,460,219	6,167	(14,198)	1,452,188
	$ 3,173,209	$ 18,505	$ (48,447)	$ 3,143,267

Securities carried at $2.0 billion and $1.5 billion as of December 31, 2008 and 2007, respectively, were pledged as collateral to secure public and trust deposits, customer repurchase agreements and interest rate swaps. Available for sale equity securities include restricted investment securities issued by the FHLB and the Federal Reserve Bank totaling $85.3 million and $109.3 million as of December 31, 2008 and 2007, respectively.

The amortized cost and estimated fair value of debt securities as of December 31, 2008, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$ 347	$ 352	$ 125,787	$ 126,595
Due from one year to five years	7,285	7,345	274,010	278,368
Due from five years to ten years	-	-	81,921	79,975
Due after ten years	-	-	491,129	446,022
	7,632	7,697	972,847	930,960
Collateralized mortgage obligations	-	-	489,686	504,193
Mortgage-backed securities	2,004	2,068	1,118,508	1,141,351
	$ 9,636	$ 9,765	$2,581,041	$2,576,504

The following table presents information related to the Corporation's gains and losses on the sales of equity and debt securities, and losses recognized for other-than-temporary impairment of investments. Gross realized losses on equity and debt securities are net of other-than-temporary impairment charges:

	Gross Realized Gains	Gross Realized Losses	Other-than-temporary Impairment Losses	Net (Losses) Gains
2008:				
Equity securities	$ 7,626	$ -	$ (44,649)	$ (37,023)
Debt securities	3,887	(4,418)	(20,687)	(21,218)
Total	$ 11,513	$ (4,418)	$ (65,336)	$ (58,241)
2007:				
Equity securities	$ 1,987	$ (51)	$ (292)	$ 1,644
Debt securities	2,158	(2,030)	(32)	96
Total	$ 4,145	$ (2,081)	$ (324)	$ 1,740
2006:				
Equity securities	$ 7,128	$ (40)	$ (123)	$ 6,965
Debt securities	555	(81)	-	474
Total	$ 7,683	$ (121)	$ (123)	$ 7,439

The following table presents a summary of other-than-temporary impairment charges recorded by the Corporation, by investment security type:

	2008	2007	2006
		(in thousands)	
Financial institution stocks	**$ 43,131**	$ 117	$ 123
U.S. government sponsored agency stock	**356**	175	-
Mutual funds	**1,162**	-	-
Total equity securities charges	**44,649**	292	123
Collaterialized mortgage obligations	**-**	32	-
Bank-issued subordinated debt	**4,855**	-	-
Pooled trust preferred securities	**15,832**	-	-
Total debt securities charges	**20,687**	32	-
Total other-than-temporary impairment charges	**$ 65,336**	$ 324	$ 123

In 2008, the values of financial institution stocks, including those held by the Corporation, declined significantly. The $43.1 million other-than-temporary impairment charge in 2008 was due to the increasing severity and duration of the decline in fair values of such holdings. These factors, in conjunction with management's evaluation of the near-term prospects of each specific issuer, resulted in the charges recognized during 2008. As of December 31, 2008, after other-than-temporary impairment charges, the financial institution stock portfolio had a cost basis of $42.8 million and a fair value of $43.4 million.

In addition to financial institution stocks, the Corporation recorded other-than-temporary impairment charges on other equity securities of $1.5 million in 2008. The charges included a write-down of the Corporation's entire investment in the stock of U.S. government sponsored agencies.

The estimated fair value of debt securities issued by financial institutions also declined significantly during 2008. The $4.9 million other-than-temporary impairment charge for bank-issued subordinated debt was related to an investment in a financial institution which failed during the third quarter of 2008. The $15.8 million other-than-temporary impairment charge for pooled trust preferred securities was due to adverse changes in the expected cash flows from certain of these investments.

The following table presents the gross unrealized losses and estimated fair values of investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2008. The unrealized losses included within the table below are subsequent to the other-than-temporary impairment charges detailed above:

	Less Than 12 months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
			(in thousands)			
U.S. Government sponsored agency securities	$ 357	$ (3)	$ 1,834	$ (17)	$ 2,191	$ (20)
State and municipal securities	98,846	(2,209)	1,039	(1)	99,885	(2,210)
Corporate debt securities	36,832	(6,310)	53,198	(29,857)	90,030	(36,167)
Collateralized mortgage obligations	4,560	(206)	-	-	4,560	(206)
Mortgage-backed securities	123,065	(563)	90,804	(756)	213,869	(1,319)
Auction rate securities (1)	195,900	(12,381)	-	-	195,900	(12,381)
Total debt securities	459,560	(21,672)	146,875	(30,631)	606,435	(52,303)
Equity securities	10,377	(1,414)	327	(89)	10,704	(1,503)
	$ 469,937	$ (23,086)	$ 147,202	$ (30,720)	$ 617,139	$ (53,806)

(1) See Note O, "Commitments and Contingencies" for additional details related to auction rate securities.

As noted above, for its investments in equity securities, most notably its investments in stocks of financial institutions, management evaluates the near-term prospects of the issuers in relation to the severity and duration of the impairment. Based on that evaluation and the Corporation's ability and intent to hold those investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider those investments with unrealized holding losses as of December 31, 2008 to be other-than-temporarily impaired.

In relation to the Corporation's investments in mortgage-backed securities and collateralized mortgage obligations, the contractual terms of those investments generally do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the decline in market value for mortgage-backed securities and collateralized mortgage obligations held by the Corporation is attributable to changes in interest rates and not credit quality, and because the Corporation has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Corporation does not consider those investments to be other-than-temporarily impaired as of December 31, 2008.

A significant majority of the Corporation's available for sale corporate debt securities are issued by financial institutions. The following table presents the amortized cost and estimated fair values of corporate debt securities as of December 31:

	2008		2007	
	Amortized cost	**Estimated fair value**	Amortized cost	Estimated fair value
	(in thousands)			
Single-issuer trust preferred securities (1)	**$ 97,887**	**$ 69,819**	$ 96,781	$ 92,515
Subordinated debt	**34,788**	**31,745**	37,886	36,760
Pooled trust preferred securities	**19,351**	**15,381**	35,271	33,743
Corporate debt securities issued by financial institutions	**152,026**	**116,945**	169,938	163,018
Other corporate debt securities	**2,950**	**2,949**	2,969	2,964
Available for sale corporate debt securities	**$ 154,976**	**$ 119,894**	$ 172,907	$ 165,982

(1) Single-issuer trust preferred securities with estimated fair values totaling $7.5 million as of December 31, 2008 are classified as Level 3 assets under Statement 157. See Note P, "Fair Value Measurements" for additional details.

Based on management's other-than-temporary impairment evaluations and the Corporation's ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider these investments to be other-than-temporarily impaired as of December 31, 2008.

NOTE D – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Gross loans are summarized as follows as of December 31:

	2008	2007
	(in thousands)	
Real-estate – commercial mortgage	**$ 4,017,075**	$ 3,480,958
Commercial – industrial, financial and agricultural	**3,635,544**	3,427,085
Real-estate – home equity	**1,695,671**	1,501,231
Real-estate – construction	**1,268,955**	1,366,923
Real-estate – residential mortgage	**972,797**	848,901
Consumer	**365,419**	500,708
Leasing and other	**84,832**	79,175
Overdrafts	**12,855**	10,208
	12,053,148	11,215,189
Unearned income	**(10,528)**	(10,765)
	$12,042,620	$11,204,424

The Corporation has extended credit to the officers and directors of the Corporation and to their associates. These related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans, including unadvanced commitments, was $290.9 million and $303.0 million as of December 31, 2008 and 2007, respectively. During 2008, additions totaled $49.3 million and repayments totaled $61.4 million.

The total portfolio of mortgage loans serviced by the Corporation for unrelated third parties was $1.2 billion and $952.1 million as of December 31, 2008 and 2007, respectively.

Changes in the allowance for credit losses were as follows for the years ended December 31:

	2008	2007	2006
		(in thousands)	
Balance at beginning of year	**$ 112,209**	$ 106,884	$ 92,847
Loans charged off	**(56,859)**	(13,739)	(6,969)
Recoveries of loans previously charged off	**5,161**	4,001	4,517
Net loans charged off	**(51,698)**	(9,738)	(2,452)
Provision for loan losses	**119,626**	15,063	3,498
Allowance of purchased entity	**-**	-	12,991
Balance at end of year	**$ 180,137**	$ 112,209	$ 106,884

The following table presents the components of the allowance for credit losses for the years ended December 31:

	2008	2007	2006
		(in thousands)	
Allowance for loan losses	**$ 173,946**	$ 107,547	$ 106,884
Reserve for unfunded lending commitments (1)	**6,191**	4,662	-
Allowance for credit losses	**$ 180,137**	$ 112,209	$ 106,884

(1) Reserve for unfunded commitments transferred to other liabilities as of December 31, 2007. Prior periods were not reclassified.

The following table presents non-performing assets as of December 31:

	2008	2007
	(in thousands)	
Non-accrual loans	**$ 161,962**	$ 76,150
Accruing loans greater than 90 days past due	**35,177**	29,782
Other real estate owned	**21,855**	14,934
	$ 218,994	$ 120,866

The recorded investment in loans that were considered to be impaired, as defined by Statement 114, and the related allowance for loan losses as of December 31 is summarized as follows:

	2008		2007	
	Recorded Investment	Related Allowance for Loan Loss (1)	Recorded Investment	Related Allowance for Loan Loss (1)
	(in thousands)			
Performing loans	$ 350,502	$ (66,730)	$ 240,255	$ (60,102)
Non-accrual loans	77,053	(27,452)	24,500	(9,600)
Total impaired loans (as defined by Statement 114)	$ 427,555	$ (94,182)	$ 264,755	$ (69,702)

(1) As of December 31, 2008 and 2007, there were no impaired loans that did not have a related allowance for loan loss.

The average recorded investment in impaired performing loans during 2008, 2007 and 2006 was approximately $273.6 million, $216.8 million and $200.7 million, respectively. The average recorded investment in impaired non-accrual loans during 2008, 2007 and 2006 was approximately $54.7 million, $19.3 million and $13.7 million, respectively.

The Corporation generally applies all payments received on non-accruing impaired loans to principal until such time as the principal is paid off, after which time any additional payments received are recognized as interest income. The Corporation recognized interest income of approximately $16.8 million, $16.3 million and $15.7 million on impaired loans in 2008, 2007 and 2006, respectively.

NOTE E – PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2008	2007
	(in thousands)	
Land	$ 33,577	$ 31,902
Buildings and improvements	222,586	210,915
Furniture and equipment	148,945	139,174
Construction in progress	12,622	11,639
	417,730	393,630
Less: Accumulated depreciation and amortization	(215,073)	(200,334)
	$ 202,657	$ 193,296

NOTE F – GOODWILL AND INTANGIBLE ASSETS

The following table summarizes the changes in goodwill:

	2008	2007	2006
	(in thousands)		
Balance at beginning of year	$ 624,072	$ 626,042	$ 418,735
Goodwill impairment	(90,000)	-	-
Other goodwill additions (reductions)	313	(1,970)	207,307
Balance at end of year	$ 534,385	$ 624,072	$ 626,042

The Corporation did not complete any acquisitions during the years ended December 31, 2008 and 2007. The other goodwill additions (reductions) in 2008 and 2007 were primarily due to additional purchase price incurred for prior acquisitions as a result of contingencies being met, offset by tax benefits realized on the exercise of stock options assumed in acquisitions.

The goodwill addition in 2006 was due to the Corporation's acquisition of Columbia Bancorp of Columbia, Maryland for a total purchase price of $306.0 million. Columbia Bancorp was a $1.3 billion bank holding company whose primary subsidiary was The Columbia Bank.

Based on its 2008 annual goodwill impairment test performed as required by Statement 142, the Corporation determined that the goodwill allocated to its Columbia Bank reporting unit (Columbia) was impaired, resulting in a $90.0 million goodwill impairment charge. The Columbia reporting unit consisted of the following wholly owned banking subsidiaries: The Columbia Bank (which the Corporation acquired in 2006), Hagerstown Trust Company and The Peoples Bank of Elkton.

The Corporation tests for impairment by first allocating its goodwill and other assets and liabilities, as necessary, to defined reporting units. A fair value is then determined for each reporting unit based on three evenly weighted metrics: (1) a primary market approach, which measures fair value based on trading multiples of independent publicly traded financial institutions of comparable sizes to the reporting units, (2) a secondary market approach, which measures fair value based on acquisition multiples of publicly traded financial institutions which were acquired in the year of the current goodwill impairment test, and (3) an income approach, which estimates fair value based on discounted cash flows. If the fair values of the reporting units exceed their book values, no write-downs of goodwill are necessary. If the fair values are less than the book values, an additional valuation procedure is required to assess the proper carrying value of the goodwill.

Columbia's goodwill impairment resulted from a number of external and internal factors. Among the external factors that contributed to Columbia's impairment was the current year's decreases in the values of financial institution stocks and in the acquisition multiples paid for banks of comparable size and character to Columbia, which produced a lower fair value for Columbia under the primary and secondary market approaches. The Corporation acquired Columbia Bancorp in 2006, paying a price that was commensurate with the market at that time, when bank values were higher than they were as of the date of the 2008 impairment test. Among the internal factors which contributed to the current year's impairment charge was a decrease in expected cash flows for Columbia due to the current interest rate environment, which negatively affected Columbia's net interest income, and a deterioration in the credit quality of Columbia's commercial real estate portfolio.

As required by Statement 142, the Corporation recorded all fair value adjustments net of deferred taxes. The resulting $90.0 million goodwill impairment charge recorded for Columbia was non-deductible for Federal income tax purposes. In addition, since goodwill is excluded from regulatory capital, the impairment charge did not impact the Corporation's regulatory capital ratios. For additional details related to the income tax effect of the goodwill impairment charge, see Note K, "Income Taxes". For details related to the Corporation's regulatory capital, see Note J, "Regulatory Matters".

The following table summarizes intangible assets as of December 31:

	2008			2007			
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Impairment Write-off	Net
				(in thousands)			
Amortizing:							
Core deposit.......	**$ 50,279**	**$ (30,976)**	**$ 19,303**	$ 50,279	$ (24,754)	$ -	$ 25,525
Trade name	**-**	**-**	**-**	797	(212)	(585)	-
Unidentifiable and other........	**11,878**	**(8,996)**	**2,882**	11,878	(7,830)	-	4,048
Total amortizing ...	**62,157**	**(39,972)**	**22,185**	62,954	(32,796)	(585)	29,573
Non-amortizing.....	**1,263**	**-**	**1,263**	1,747	-	(484)	1,263
	$ 63,420	**$ (39,972)**	**$ 23,448**	$ 64,701	$ (32,796)	$ (1,069)	$ 30,836

Core deposit intangible assets are amortized using an accelerated method over the estimated remaining life of the acquired core deposits. As of December 31, 2008, these assets had a weighted average remaining life of approximately six years. Unidentifiable intangible assets, consisting of premiums paid on branch acquisitions that did not qualify for business combinations accounting under Statement 141, had a weighted average remaining life of five years. All other amortizing intangible assets had a weighted average remaining life of approximately seven years. Amortization expense related to intangible assets totaled $7.2 million, $8.3 million and $7.9 million in 2008, 2007 and 2006, respectively.

In 2007, the Corporation recorded $1.1 million of charges to other expense representing the balance of impaired trade name intangibles for three subsidiary banks that consolidated with other subsidiary banks. See Note A, "Summary of Significant Accounting Policies" for additional information related to these transactions.

Amortization expense for the next five years is expected to be as follows (in thousands):

Year		
2009	$	5,741
2010		5,235
2011		4,239
2012		3,036
2013		2,240

NOTE G – MORTGAGE SERVICING RIGHTS

The following table summarizes the changes in MSRs, which are included in other assets on the consolidated balance sheets:

	2008	2007
	(in thousands)	
Amortized cost:		
Balance at beginning of year	$ 6,304	$ 6,599
Originations of mortgage servicing rights	3,789	1,099
Amortization expense	(1,602)	(1,394)
Balance at end of year	$ 8,491	$ 6,304
Valuation allowance:		
Balance at beginning of year	$ -	$ -
Additions	(1,000)	-
Balance at end of year	$ (1,000)	$ -
Net MSRs at end of year	$ 7,491	$ 6,304

MSRs represent the economic value of existing contractual rights to service mortgage loans that have been sold. Accordingly, actual and expected prepayments of the underlying mortgage loans can impact the value of MSRs.

The Corporation estimates the fair value of its MSRs by discounting the estimated cash flows from servicing income, net of expense, over the expected life of the underlying loans at a discount rate commensurate with the risk associated with these assets. Expected life is based on the contractual terms of the loans, as adjusted for prepayment projections for mortgage-backed securities with rates and terms comparable to the loans underlying the MSRs.

The Corporation determined that the estimated fair value of MSRs was $7.5 million as of December 31, 2008 and, as such, an impairment charge was recognized, through a $1.0 million increase to the valuation allowance. The decrease in the estimated fair value of MSRs was due to an increase in prepayment projections for mortgage-backed securities as a result of recent declines in residential mortgage interest rates.

The estimated fair value of MSRs was approximately $7.8 million as of December 31, 2007.

Estimated MSR amortization expense for the next five years, based on balances as of December 31, 2008 and the expected remaining lives of the underlying loans, follows (in thousands):

Year	
2009	$ 1,760
2010	1,581
2011	1,374
2012	1,137
2013	867

NOTE H – DEPOSITS

Deposits consisted of the following as of December 31:

	2008	2007
	(in thousands)	
Noninterest-bearing demand	**$ 1,653,440**	$ 1,722,211
Interest-bearing demand	**1,789,833**	1,715,315
Savings and money market accounts	**2,010,526**	2,131,374
Time deposits	**5,098,117**	4,536,545
	$ 10,551,916	$ 10,105,445

Included in time deposits were certificates of deposit equal to or greater than $100,000 of $1.7 billion and $1.4 billion as of December 31, 2008 and 2007, respectively. The scheduled maturities of time deposits as of December 31, 2008 are as follows (in thousands):

Year	
2009	$ 3,827,384
2010	736,147
2011	276,322
2012	154,489
2013	56,134
Thereafter	47,641
	$ 5,098,117

NOTE I – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings as of December 31, 2008, 2007 and 2006 and the related maximum amounts outstanding at the end of any month in each of the three years then ended are presented below. The securities underlying the repurchase agreements remain in available for sale investment securities.

	December 31			Maximum Outstanding		
	2008	2007	2006	**2008**	2007	2006
	(in thousands)					
Federal funds purchased	**$ 1,147,673**	$ 1,057,335	$ 1,022,351	**$ 1,531,568**	$ 1,122,833	$ 1,236,941
Short-term promissory notes	**356,788**	443,002	279,076	**498,765**	487,354	282,035
Securities sold under agreements to repurchase	**255,796**	228,061	339,207	**255,796**	286,342	498,541
FHLB overnight repurchase agreements	**-**	650,000	-	**550,000**	650,000	2,000
Revolving line of credit (1)	**-**	-	36,318	**51,800**	82,071	55,600
Other	**2,513**	5,546	3,888	**5,554**	5,552	5,435
	$ 1,762,770	$ 2,383,944	$ 1,680,840			

(1) Revolving line of credit agreement expired in October 2008.

The following table presents information related to securities sold under agreements to repurchase and FHLB overnight repurchase agreements:

	2008	2007	2006
	(dollars in thousands)		
Amount outstanding as of December 31	**$ 255,796**	$ 878,061	$ 339,207
Weighted average interest rate at year end	**4.41%**	1.41%	3.57%
Average amount outstanding during the year	**$ 530,354**	$ 337,690	$ 356,561
Weighted average interest rate during the year	**2.13%**	3.67%	3.40%

Federal Home Loan Bank advances and long-term debt included the following as of December 31:

	2008	2007
	(in thousands)	
Federal Home Loan Bank advances	**$ 1,404,580**	$ 1,259,448
Junior subordinated deferrable interest debentures	**185,570**	185,570
Subordinated debt	**200,000**	200,000
Other long-term debt	**1,703**	1,384
Unamortized issuance costs	**(4,056)**	(4,269)
	$ 1,787,797	$ 1,642,133

Excluded from the preceding table is the Parent Company's revolving line of credit with its subsidiary banks ($86.0 million and $47.7 million outstanding as of December 31, 2008 and 2007, respectively). This line of credit is secured by equity securities and insurance investments and bears interest at the prime rate, minus 1.50%. Although the line of credit and related interest have been eliminated in consolidation, this borrowing arrangement is senior to the subordinated debt and the junior subordinated deferrable interest debentures.

FHLB advances mature through March 2027 and carry a weighted average interest rate of 4.02%. As of December 31, 2008, the Corporation had an additional borrowing capacity of approximately $1.2 billion with the FHLB. Advances from the FHLB are secured by FHLB stock, qualifying residential mortgages, investments and other assets.

The following table summarizes the scheduled maturities of Federal Home Loan Bank advances and long-term debt as of December 31, 2008 (in thousands):

Year	
2009	$ 246,490
2010	468,960
2011	94,251
2012	101,791
2013	5,395
Thereafter	870,910
	$ 1,787,797

During the fourth quarter of 2008, the Corporation pledged a combination of commercial real estate loans, commercial loans and securities to the Federal Reserve Bank of Philadelphia to provide access to overnight borrowings under the Federal Reserve Bank's discount window and term borrowings under the Federal Reserve Bank's term auction facility. As of December 31, 2008, the Corporation had $1.7 billion of collateralized borrowing availability at the discount window and term auction facility and no outstanding borrowings.

In May 2007, the Corporation issued $100.0 million of ten-year subordinated notes, which mature on May 1, 2017 and carry a fixed rate of 5.75% and an effective rate of approximately 5.96% as a result of issuance costs. Interest is paid semi-annually in May and November of each year. In March 2005, the Corporation issued $100.0 million of ten-year subordinated notes, which mature April 1,

2015 and carry a fixed rate of 5.35% and an effective rate of approximately 5.49% as a result of issuance costs. Interest is paid semi-annually in October and April of each year.

The Parent Company owns all of the common stock of six Subsidiary Trusts, which have issued Trust Preferred Securities in conjunction with the Parent Company issuing junior subordinated deferrable interest debentures to the trusts. The terms of the junior subordinated deferrable interest debentures are the same as the terms of the Trust Preferred Securities. The Parent Company's obligations under the debentures constitute a full and unconditional guarantee by the Parent Company of the obligations of the trusts. The Trust Preferred Securities are redeemable on specified dates, or earlier if the deduction of interest for Federal income taxes is prohibited, the Trust Preferred Securities no longer qualify as Tier I regulatory capital, or if certain other contingencies arise. The Trust Preferred Securities must be redeemed upon maturity.

The following table details the terms of the debentures (dollars in thousands):

Debentures Issued to	Fixed/ Variable	Rate at December 31, 2008	Amount	Maturity	Callable	Callable Rate
PBI Capital Trust....................	Fixed	8.57 %	$ 10,310	8/15/2028	8/15/2009	103.9%
SVB Eagle Statutory Trust I...	Variable	6.72 %	4,124	7/31/2031	7/31/2011	100.0
Columbia Bancorp Statutory Trust..................................	Variable	6.41 %	6,186	6/30/2034	6/30/2009	100.0
Columbia Bancorp Statutory Trust II..............................	Variable	3.89 %	4,124	5/15/2035	5/15/2010	100.0
Columbia Bancorp Statutory Trust III.............................	Variable	3.77 %	6,186	6/15/2035	6/15/2010	100.0
Fulton Capital Trust I.............	Fixed	6.29 %	154,640	2/01/2036	NA	NA
			$ 185,570			

NOTE J – REGULATORY MATTERS

Dividend and Loan Limitations

The dividends that may be paid by subsidiary banks to the Parent Company are subject to certain legal and regulatory limitations. Under such limitations, the total amount available for payment of dividends by subsidiary banks was approximately $323 million as of December 31, 2008.

Under current Federal Reserve regulations, the subsidiary banks are limited in the amount they may loan to their affiliates, including the Parent Company. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of each bank subsidiary's regulatory capital. As of December 31, 2007, the maximum amount available for transfer from the subsidiary banks to the Parent Company in the form of loans and dividends was approximately $437 million.

Regulatory Capital Requirements

The Corporation's subsidiary banks are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of the subsidiary banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The subsidiary banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the subsidiary banks to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2008, that all of its bank subsidiaries meet the capital adequacy requirements to which they are subject.

As of December 31, 2008, the Corporation's five significant subsidiaries, Fulton Bank, Lafayette Ambassador Bank, Skylands Community Bank, The Bank and The Columbia Bank, were well capitalized under the regulatory framework for prompt corrective action based on their capital ratio calculations. As of December 31, 2007, the Corporation's six significant subsidiaries, Fulton Bank, Lafayette Ambassador Bank, Resource Bank, Skylands Community Bank, The Bank and The Columbia Bank, were also well capitalized. To be categorized as well capitalized, these banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2008 that management believes have changed the institutions' categories.

The following tables present the total risk-based, Tier I risk-based and Tier I leverage requirements for the Corporation and its significant subsidiaries with total assets in excess of $1.0 billion.

	Actual		For Capital Adequacy Purposes		Well Capitalized	
As of December 31, 2008	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,853,262	14.3%	$1,038,844	8.0%	N/A	N/A
Fulton Bank	781,342	10.8	576,565	8.0	720,706	10.0%
Lafayette Ambassador Bank	125,670	12.0	83,969	8.0	104,961	10.0
Skylands Community Bank	106,104	11.0	77,374	8.0	96,717	10.0
The Bank	177,078	11.1	127,130	8.0	158,913	10.0
The Columbia Bank	136,843	10.6	103,664	8.0	129,580	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,490,722	11.5%	$ 519,422	4.0%	N/A	N/A
Fulton Bank	623,763	8.7	288,282	4.0	432,424	6.0%
Lafayette Ambassador Bank	107,144	10.2	41,984	4.0	62,977	6.0
Skylands Community Bank	88,256	9.1	38,687	4.0	58,030	6.0
The Bank	145,186	9.1	63,565	4.0	95,348	6.0
The Columbia Bank	120,467	9.3	51,832	4.0	77,748	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,490,722	9.6%	$ 467,072	3.0%	N/A	N/A
Fulton Bank	623,763	7.7	242,659	3.0	404,432	5.0%
Lafayette Ambassador Bank	107,144	7.6	42,268	3.0	70,446	5.0
Skylands Community Bank	88,256	7.3	36,098	3.0	60,163	5.0
The Bank	145,186	7.5	58,035	3.0	96,725	5.0
The Columbia Bank	120,467	7.4	65,360	4.0	81,700	5.0

As of December 31, 2007	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	Well Capitalized Amount	Well Capitalized Ratio
			(dollars in thousands)			
Total Capital (to Risk-Weighted Assets):						
Corporation	$ 1,413,292	11.9%	$ 948,845	8.0%	N/A	N/A
Fulton Bank	569,031	10.4	437,753	8.0	547,191	10.0%
Lafayette Ambassador Bank	121,446	11.8	82,522	8.0	103,153	10.0
Resource Bank	113,146	10.7	84,274	8.0	105,342	10.0
Skylands Community Bank	96,726	10.7	72,096	8.0	90,120	10.0
The Bank	160,951	11.0	117,178	8.0	146,473	10.0
The Columbia Bank	152,892	12.0	101,587	8.0	126,984	10.0
Tier I Capital (to Risk-Weighted Assets):						
Corporation	$ 1,101,083	9.3%	$ 474,422	4.0%	N/A	N/A
Fulton Bank	465,479	8.5	218,876	4.0	328,315	6.0%
Lafayette Ambassador Bank	104,446	10.1	41,261	4.0	61,892	6.0
Resource Bank	93,364	8.9	42,137	4.0	63,205	6.0
Skylands Community Bank	82,840	9.2	36,048	4.0	54,072	6.0
The Bank	132,681	9.1	58,589	4.0	87,884	6.0
The Columbia Bank	137,979	10.9	50,794	4.0	76,191	6.0
Tier I Capital (to Average Assets):						
Corporation	$ 1,101,083	7.4%	$ 447,114	3.0%	N/A	N/A
Fulton Bank	465,479	6.8	205,019	3.0	341,698	5.0%
Lafayette Ambassador Bank	104,446	7.7	40,471	3.0	67,452	5.0
Resource Bank	93,364	6.9	40,440	3.0	67,400	5.0
Skylands Community Bank	82,840	7.2	34,512	3.0	57,520	5.0
The Bank	132,681	7.3	54,809	3.0	91,349	5.0
The Columbia Bank	137,979	9.0	46,009	3.0	76,682	5.0

NOTE K – INCOME TAXES

The components of the provision for income taxes are as follows:

	2008	2007	2006
		(in thousands)	
Current tax expense:			
Federal	**$ 76,249**	$ 75,855	$ 85,010
State	**804**	1,323	1,191
	77,053	77,178	86,201
Deferred tax benefit	**(52,483)**	(13,646)	(5,779)
	$ 24,570	$ 63,532	$ 80,422

The differences between the effective income tax rate and the Federal statutory income tax rate are as follows:

	2008	2007	2006
Statutory tax rate	**35.0%**	35.0%	35.0%
Effect of tax-exempt income	**(53.3)**	(4.4)	(3.1)
Effect of low income housing investments	**(20.2)**	(1.7)	(1.5)
Bank-owned life insurance	**(5.1)**	(0.5)	(0.4)
State income taxes, net of Federal benefit	**2.8**	0.4	0.3
Goodwill impairment	**166.2**	-	-
Other, net	**4.2**	0.6	(0.1)
Effective income tax rate	**129.6%**	29.4%	30.2%

The net deferred tax asset recorded by the Corporation is included in other assets and consists of the following tax effects of temporary differences as of December 31:

	2008	2007
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 63,048**	$ 39,273
Other-than-temporary impairment of investments	**24,422**	540
Deferred compensation	**9,226**	9,407
Other accrued expenses	**8,892**	10,226
Postretirement and defined benefit plans	**8,487**	1,570
Loss and credit carryforwards	**7,477**	7,221
Stock-based compensation	**2,137**	2,085
Derivative financial instruments	**1,717**	1,789
LIH Investments	**1,427**	4,251
Unrealized holding losses on securities available for sale	**1,368**	10,480
Premises and equipment	**1,231**	1,125
Other	**5,536**	2,975
Total gross deferred tax assets	**134,968**	90,942
Deferred tax liabilities:		
Intangible assets	**6,054**	7,846
Direct leasing	**4,511**	5,556
Acquisition premiums/discounts	**3,758**	2,961
Mortgage servicing rights	**2,622**	2,206
Other	**581**	1,083
Total gross deferred tax liabilities	**17,526**	19,652
Net deferred tax asset before valuation allowance	**117,442**	71,290
Valuation allowance	**(7,477)**	(7,197)
Net deferred tax asset	**$ 109,965**	$ 64,093

The valuation allowance relates to state net operating loss carryforwards for which realizability is uncertain. As of December 31, 2008 and 2007, the Corporation had state net operating loss carryforwards of approximately $265 million and $263 million, respectively, which are available to offset future state taxable income, and expire at various dates through 2028. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deferred tax assets, net of the valuation allowance, as of December 31, 2008.

Uncertain Tax Positions

The Corporation accounts for uncertain tax positions as required by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Specifically, the interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of adopting FIN 48, the existing reserve for unrecognized tax positions, which was recorded in other liabilities, was reduced by $220,000, with a cumulative effect adjustment for the same amount recorded to retained earnings.

The following summarizes the changes in unrecognized tax benefits (in thousands):

	2008	2007
Balance at beginning of year (1)	**$ 6,722**	$ 5,985
Tax positions taken in prior years	**(1,878)**	(222)
Current period tax positions	**820**	1,971
Lapse of statute of limitations	**(1,068)**	(1,012)
Balance at end of year	**$ 4,596**	$ 6,722

(1) As adjusted for the adoption of FIN 48 on January 1, 2007.

In 2008, the Corporation reversed $1.9 million of its reserves for unrecognized income tax positions, resulting in a reduction of income tax expense. The Corporation had not fully recognized in the consolidated financial statements the positions it had taken on its tax returns for disallowed interest expense on certain tax-exempt municipal securities. In the fourth quarter of 2007, a court ruled in favor of a taxpayer who had taken a similar position on its tax returns. In March 2008, the Internal Revenue Service indicated that it would not pursue an appeal of this ruling. As a result, the criteria for remeasurement of this tax position were reached.

Virtually all of the Corporation's unrecognized tax benefits are for positions that are taken on an annual basis on Federal and state tax returns. Increases to unrecognized tax benefits will occur as a result of accruing for the nonrecognition of the position for the current year. Decreases will occur as a result of the lapsing of the statute of limitations for the oldest outstanding year which includes the position. These offsetting increases and decreases are likely to continue in the future, including over the next 12 months. While the net effect on total unrecognized tax benefits during this period cannot be reasonably estimated, approximately $984,000 is expected to reverse in 2009 due to lapsing of the statute of limitations.

Recognition and measurement of tax positions is based on management's evaluations of relevant tax code and appropriate industry information about audit proceedings for comparable positions at other organizations. The Corporation does not expect to have any changes in unrecognized tax benefits as a result of settlements with taxing authorities during the next 12 months.

As of December 31, 2008, if recognized, $4.6 million of unrecognized tax benefits would impact the effective tax rate, net of Federal tax benefits of $900,000 on unrecognized state positions. Interest accrued related to unrecognized tax benefits is recorded as a component of income tax expense. Penalties, if incurred, would also be recognized in income tax expense. The Corporation recognized approximately $437,000 and $544,000 of interest expense in income tax expense related to unrecognized tax positions in 2008 and 2007, respectively. As of December 31, 2008 and 2007, total accrued interest and penalties related to unrecognized tax positions were approximately $930,000 and $1.1 million.

The Corporation, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction, and various states. In most cases, unrecognized tax benefits are related to tax years that remain subject to examination by the relevant taxable authorities. With few exceptions, the Corporation is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2005.

NOTE L – EMPLOYEE BENEFIT PLANS

Fulton Financial Corporation 401(k) Retirement Plan – A defined contribution plan that includes two contribution features:

- Employer Profit Sharing – elective contributions based on a formula providing for an amount not to exceed 5% of each eligible employee's annual salary. Beginning in 2007, employer contributions vest over a five-year graded vesting schedule. Employees hired after July 1, 2007 are not eligible for this contribution.
- 401(k) Contributions – employees may defer a portion of their pre-tax salary on an annual basis, with employer matches of up to 5% of employee contributions. Employee and employer contributions under these features are 100% vested.

Defined Benefit Pension Plan and Affiliate 401(k) Plans – Contributions to the Corporation's defined benefit pension plan (Pension Plan) are actuarially determined and funded annually. Pension Plan assets are invested in money markets, fixed income securities, including corporate bonds, U.S. Treasury securities and common trust funds, and equity securities, including common stocks and common stock mutual funds. The Pension Plan has been closed to new participants, but existing participants continued to accrue benefits according to the terms of the plan until December 31, 2007.

Employees covered under the Pension Plan were also eligible to participate in the Fulton Financial Affiliates 401(k) Savings Plan, which allowed employees to defer a portion of their pre-tax salary on an annual basis. At its discretion, the Corporation could also make a matching contribution of up to 3%. Participants are 100% vested in the Corporation's matching contributions after three years of eligible service. Effective January 1, 2008, these employees were covered by the Fulton Financial Corporation 401(k) Retirement Plan, with benefits as described above.

During 2007, the Corporation amended the Pension Plan to discontinue the accrual of benefits for all existing participants, effective January 1, 2008. As a result of this amendment, the Corporation recorded a $58,000 curtailment loss, as determined by consulting actuaries, during the year ended December 31, 2007. The curtailment loss resulted from a $13.8 million gain from adjusting the funded status of the Pension Plan and an offsetting $13.9 million write-off of unamortized pension costs and related deferred tax assets.

Effective January 1, 2008, as required by Statement 158, the Corporation changed the actuarial measurement date for its Pension Plan from a fiscal year-end of September 30th to December 31st. The impact of this change in the actuarial measurement date resulted in a $66,000 increase to the Corporation's prepaid pension asset and a cumulative effect adjustment, net of tax, of $43,000 recorded as an increase to retained earnings.

The following summarizes the Corporation's expense (benefit) under its retirement plans for the years ended December 31:

	2008	2007	2006
		(in thousands)	
Fulton Financial Corporation 401(k) Retirement Plan.	**$ 9,859**	$ 9,274	$ 8,427
Pension Plan	**(263)**	1,627	2,467
Affiliate 401(k) Plans	**1,091**	1,798	1,892
	$ 10,687	$ 12,699	$ 12,786

In accordance with Statement 158, the Corporation recognizes the funded status of its Pension Plan and postretirement benefits on the consolidated balance sheets and recognizes the changes in that funded status through other comprehensive income. See the heading "Postretirement Benefits" below for a description of the Corporation's postretirement benefits.

Pension Plan

The net periodic pension (benefit) cost for the Pension Plan, as determined by consulting actuaries, consisted of the following components for the years ended December 31:

	2008	2007	2006
		(in thousands)	
Service cost (1)	**$ 143**	$ 1,943	$ 2,431
Interest cost	**3,264**	3,313	3,457
Expected return on assets	**(3,670)**	(3,920)	(4,227)
Pension Plan curtailment loss	**-**	58	-
Net amortization and deferral	**-**	233	806
Net periodic pension (benefit) cost	**$ (263)**	$ 1,627	$ 2,467

(1) Pension plan service cost for the year ended December 31, 2008 was related to administrative costs associated with the plan and not due to the accrual of additional participant benefits.

The following table summarizes the changes in the projected benefit obligation and fair value of plan assets for the indicated periods:

	Plan Year Ended	
	December 31, 2008	September 30, 2007
	(in thousands)	
Projected benefit obligation, beginning	**$ 55,329**	$ 65,194
Service cost	**179**	1,943
Interest cost	**4,080**	3,313
Benefit payments	**(2,894)**	(2,063)
Actuarial loss (gain)	**3,780**	(1,025)
Experience loss	**-**	1,784
Pension Plan curtailment	**-**	(13,817)
Projected benefit obligation, ending	**$ 60,474**	$ 55,329
Fair value of plan assets, beginning	**$ 62,094**	$ 57,606
Employer contributions	**-**	-
Actual return on assets	**(10,913)**	6,551
Benefit payments	**(2,894)**	(2,063)
Fair value of plan assets, ending	**$ 48,287**	$ 62,094

The amounts shown in the table above are for the 15 months ended December 31, 2008 and the 12 months ended September 30, 2007. To account for the change in the fiscal year end of the Pension Plan, as required by Statement 158, 15 months of activity are shown for the transition period.

The funded status of the Pension Plan and the amounts included on the consolidated balance sheets as of December 31 are as follows:

	2008	2007
	(in thousands)	
Projected benefit obligation	**$ (60,474)**	$ (55,329)
Fair value of plan assets	**48,287**	62,094
Funded status – pension plan (liability) asset recognized on the consolidated balance sheets	**$ (12,187)**	$ 6,765
Accumulated benefit obligation (1)	**$ 60,474**	$ 55,329

(1) As a result of the Pension Plan's curtailment in 2007, the accumulated benefit obligation is equal to the projected benefit obligation as of the end of the plan year.

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss:

	Gross of tax				
	Unrecognized Net Transition Asset	Unrecognized Prior Service Cost	Unrecognized Net Loss (Gain)	Total	Net of tax
			(in thousands)		
Balance as of January 1, 2007 (1)	$ (26)	$ 61	$ 14,242	$ 14,277	$ 9,280
Recognized as a component of 2007 net periodic pension cost	4	(3)	(234)	(233)	(151)
Unrecognized costs arising in 2007, prior to Pension Plan curtailment	-	-	(160)	(160)	(104)
Pension Plan curtailment	22	(58)	(13,839)	(13,875)	(9,019)
Unrecognized costs arising in 2007, after Pension Plan curtailment	-	-	(1,714)	(1,714)	(1,114)
Balance as of December 31, 2007	$ -	$ -	$ (1,705)	$ (1,705)	$ (1,108)
Unrecognized costs arising in 2008	-	-	19,281	19,281	12,532
Balance as of December 31, 2008	$ -	$ -	$ 17,576	$ 17,576	$ 11,424

(1) Upon adoption of Statement 158 on December 31, 2006, these amounts were recognized through a charge to other comprehensive (income) loss, net of tax.

The total amount of unrecognized net loss that will be amortized as a component of net periodic pension cost in 2009 is expected to be $1.0 million.

The following rates were used to calculate net periodic pension cost (benefit) and the present value of benefit obligations:

	December 31,	September 30,	
	2008	2007	2006
Discount rate-projected benefit obligation	**5.50%**	6.00%	5.75%
Rate of increase in compensation level	**4.50**	4.50	4.50
Expected long-term rate of return on plan assets	**6.00**	6.00	8.00

The 5.50% discount rate used to calculate the present value of benefit obligations was determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%. The 6.00% long-term rate of return on plan assets used to calculate the net periodic pension cost was based on historical returns, adjusted for expectations of long-term asset returns based on the December 31, 2008 weighted average asset allocations. The expected long-term return is considered to be appropriate based on the asset mix and the historical returns realized.

The following table summarizes the weighted average asset allocations as of the indicated dates:

	December 31, 2008	September 30, 2007
Cash and cash equivalents	**7.4%**	2.0%
Equity securities	**42.1**	56.0
Fixed income securities	**50.5**	42.0
Total	**100.0%**	100.0%

Equity securities consist mainly of equity common trust funds and mutual funds. Fixed income securities consist mainly of fixed income common trust funds. Pension Plan assets are invested with a balanced growth objective, with target asset allocations between 40 and 70 percent for equity securities and 30 to 60 percent for fixed income securities. The Corporation expects to contribute approximately $2.8 million to the Pension Plan in 2009.

Estimated future benefit payments are as follows (in thousands):

Year	
2009	$ 1,756
2010	1,882
2011	2,009
2012	2,267
2013	2,441
2014 – 2018	16,006
	$ 26,361

Postretirement Benefits

The Corporation currently provides medical benefits and a death benefit to certain retired full-time employees who were employees of the Corporation prior to January 1, 1998. Certain full-time employees may become eligible for these discretionary benefits if they reach retirement age while working for the Corporation. Benefits are based on a graduated scale for years of service after attaining the age of 40.

The components of the expense for postretirement benefits other than pensions are as follows:

	2008	2007	2006
		(in thousands)	
Service cost	**$ 378**	$ 355	$ 367
Interest cost	**595**	523	498
Expected return on plan assets	**(4)**	(4)	(4)
Net amortization and deferral	**-**	(226)	(226)
Net postretirement benefit cost	**$ 969**	$ 648	$ 635

The following table summarizes the changes in the accumulated postretirement benefit obligation and fair value of plan assets for the years ended December 31:

	2008	2007
	(in thousands)	
Accumulated postretirement benefit obligation, beginning	$ 10,407	$ 9,543
Service cost	378	355
Interest cost	595	523
Benefit payments	(354)	(411)
Change due to change in experience	237	(180)
Change due to change in assumptions	788	577
Accumulated postretirement benefit obligation, ending	$ 12,051	$ 10,407
Fair value of plan assets, beginning	$ 140	$ 143
Employer contributions	339	401
Actual return on assets	2	7
Benefit payments	(354)	(411)
Fair value of plan assets, ending	$ 127	$ 140

The funded status of the plan, included in other liabilities as of December 31, is as follows:

	2008	2007
	(in thousands)	
Accumulated postretirement benefit obligation	$ (12,051)	$ (10,407)
Fair value of plan assets	127	140
Funded status	$ (11,924)	$ (10,267)

The following table summarizes the changes in items recognized as a component of accumulated other comprehensive (income) loss:

	Gross of tax			
	Unrecognized Prior Service Cost	Unrecognized Net (Gain) Loss	Total	Net of tax
Balance as of January 1, 2007 (1)	$ (226)	$ (512)	$ (738)	$ (480)
Recognized as a component of 2007 postretirement benefit cost	226	-	226	147
Unrecognized costs arising in 2007	-	393	393	255
Balance as of December 31, 2007	$ -	$ (119)	$ (119)	$ (78)
Unrecognized costs arising in 2008	-	1,012	1,012	658
Balance as of December 31, 2008	$ -	$ 893	$ 893	$ 580

(1) Upon adoption of Statement 158 on December 31, 2006, these amounts were recognized through a charge to other comprehensive loss, net of tax.

There is no expected amortization of unrecognized net loss in 2009.

For measuring the postretirement benefit obligation, the annual increase in the per capita cost of health care benefits was assumed to be 8.5% in year one, declining to an ultimate rate of 4.5% by year eight. This health care cost trend rate has a significant impact on the amounts reported. Assuming a 1.0% increase in the health care cost trend rate above the assumed annual increase, the accumulated postretirement benefit obligation would increase by approximately $1.5 million and the current period expense would increase by approximately $135,000. Conversely, a 1% decrease in the health care cost trend rate would decrease the accumulated postretirement benefit obligation by approximately $1.2 million and the current period expense by approximately $111,000.

The discount rate used in determining the accumulated postretirement benefit obligation, which is determined using published long-term AA corporate bond rates as of the measurement date, rounded to the nearest 0.25%, was 5.50% as of December 31, 2008 and 5.75% as of December 31, 2007. The expected long-term rate of return on plan assets was 3.00% as of December 31, 2008 and 2007.

Estimated future benefit payments are as follows (in thousands):

Year		
2009	$	614
2010		646
2011		691
2012		734
2013		783
2014 – 2018		4,495
	$	7,963

The Corporation has amended the postretirement plan to no longer pay benefits for early retirees from their retirement date to age 65, effective April 1, 2009. The actuarial accumulated benefit obligation above is not impacted by this amendment. The Corporation expects this amendment to reduce its net periodic benefit cost in 2009.

Spilt-Dollar Life Insurance Arrangements

In September 2006, the FASB ratified EITF Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF 06-4). EITF 06-4 addresses accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 requires that the postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement be recognized as a liability by the employer if that obligation has not been settled through the related insurance arrangement.

The Corporation adopted the provisions of EITF 06-4 on January 1, 2008 and recorded a $677,000 liability, with a cumulative effect adjustment for the same amount recorded as a reduction to retained earnings. The amount represents the actuarial cost of maintaining endorsement split-dollar life insurance policies for certain employees which have not been effectively settled through their related insurance arrangements. During 2008, the Corporation recorded $25,000 of postretirement benefit costs associated with its endorsement split-dollar life insurance policies. As of December 31, 2008, the liability associated with these policies was $702,000.

NOTE M – STOCK-BASED COMPENSATION PLANS AND SHAREHOLDERS' EQUITY

Statement 123R requires that the fair value of equity awards granted to employees be recognized as compensation expense over the period during which the employees are required to provide service in exchange for such awards. The Corporation's equity awards consist of stock options and restricted stock granted under its Stock Option and Compensation Plans (Option Plans) and shares purchased by employees under its Employee Stock Purchase Plan (ESPP).

The following table presents compensation expense and related tax benefits for equity awards recognized in the consolidated statements of operations:

	2008	2007	2006
		(in thousands)	
Compensation expense	**$ 2,058**	$ 2,639	$ 1,687
Tax benefit	**(272)**	(358)	(274)
Stock-based compensation, net of tax	**$ 1,786**	$ 2,281	$ 1,413

The tax benefit shown in the preceding table is less than the benefit that would be calculated using the Corporation's 35% statutory Federal tax rate. Under Statement 123R, tax benefits are only recognized over the vesting period for options that ordinarily will generate a tax deduction when exercised (non-qualified stock options). The Corporation granted 111,000, 261,000 and 265,000 non-qualified stock options in 2008, 2007 and 2006, respectively. Compensation expense and tax benefits for restricted stock awards for the years ended December 31, 2008, included in the preceding table, were $189,000 and $68,000, respectively. Compensation expense and tax benefits for restricted stock awards for the year ended December 31, 2007, included in the preceding table, were $30,000 and $10,000, respectively. There was no restricted stock expense recognized for the year ended December 31, 2006.

Under the Option Plans, stock options and restricted stock are granted to key employees. Stock option exercise prices are equal to the fair value of the Corporation's stock on the date of grant, with terms of up to ten years. Stock options and restricted stock are typically granted annually on July 1st and become fully vested after a three-year cliff or graded vesting period. Certain events as defined in the Option Plans result in the acceleration of the vesting of both stock options and restricted stock. As of December 31, 2008, the Option Plans had 13.6 million shares reserved for future grants through 2013.

The following table provides information about option activity for the year ended December 31, 2008:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2007	7,709,790	$ 13.45		
Granted	363,978	9.97		
Exercised	(522,299)	8.77		
Forfeited	(101,886)	15.14		
Expired	(393,399)	12.22		
Outstanding as of December 31, 2008	7,056,184	$ 13.66	5.6 years	$ 2.3
Exercisable as of December 31, 2008	5,159,203	$ 13.45	4.6 years	$ 2.3

The following table provides information about nonvested options and restricted stock for the year ended December 31, 2008:

	Stock Options		Restricted Stock	
	Options	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2007	2,839,614	$ 2.27	15,000	$ 14.78
Granted	363,978	0.91	46,315	10.00
Vested	(1,222,908)	2.36	(4,130)	13.52
Forfeited	(83,703)	2.19	(41)	9.97
Nonvested as of December 31, 2008	1,896,981	$ 1.88	57,144	$ 11.00

As of December 31, 2008, there was $1.7 million of total unrecognized compensation cost related to nonvested stock options and restricted stock that will be recognized as compensation expense over a weighted average period of 2.0 years.

The following table presents information about options exercised:

	2008	2007	2006
	(dollars in thousands)		
Number of options exercised	**522,299**	1,027,953	1,146,683
Total intrinsic value of options exercised	**$ 1,975**	$ 7,096	$ 10,726
Cash received from options exercised	**$ 2,219**	$ 5,061	$ 6,813
Tax deduction realized from options exercised	**$ 1,428**	$ 4,811	$ 8,247

Upon exercise, the Corporation issues shares from its authorized, but unissued, common stock to satisfy the options.

The fair value of option awards under the Option Plans is estimated on the date of grant using the Black-Scholes valuation methodology, which is dependent upon certain assumptions, as summarized in the following table:

	2008	2007	2006
Risk-free interest rate	**3.50%**	4.95%	5.12%
Volatility of Corporation's stock	**19.31**	13.74	14.82
Expected dividend yield	**6.02**	4.16	3.71
Expected life of options	**6 Years**	7 Years	7 Years

The expected life of the options was estimated based on historical employee behavior and represents the period of time that options granted are expected to be outstanding. Volatility of the Corporation's stock was based on historical volatility for the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the date of the grant.

Based on the assumptions used in the model, the Corporation calculated an estimated fair value per option of $0.91, $1.78 and $2.39 for options granted in 2008, 2007 and 2006, respectively. Approximately 364,000, 872,000 and 837,000 options were granted in 2008, 2007 and 2006, respectively.

Under the ESPP, eligible employees can purchase stock of the Corporation at 85% of the fair market value of the stock on the date of purchase. The ESPP is considered to be a compensatory plan under Statement 123R and, as such, compensation expense is recognized for the 15% discount on shares purchased.

The following table summarizes activity under the ESPP:

	2008	2007	2006
ESPP shares purchased	**171,438**	183,316	163,583
Average purchase price per share (85% of market value)	**$ 9.22**	$ 11.59	$ 13.81
Compensation expense recognized (in thousands)	**$ 279**	$ 375	$ 399

Series A Preferred Stock issued to the United States Department of Treasury

In connection with the Emergency Economic Stabilization Act of 2008 (EESA), the U.S. Treasury Department (UST) initiated a Capital Purchase Program (CPP) which allows for qualifying financial institutions to issue preferred stock to the UST, subject to certain limitations and terms. The EESA was developed to attract broad participation by strong financial institutions, to stabilize the financial system and increase lending to benefit the national economy and citizens of the U.S.

On December 23, 2008, the Corporation entered into a Securities Purchase Agreement with the UST pursuant to which the Corporation sold to the UST, for an aggregate purchase price of $376.5 million, 376,500 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (preferred stock), par value $1,000 per share, and warrants to purchase up to 5.5 million shares of common stock, par value $2.50 per share. As a condition under the CPP, without the consent of the UST, the Corporation's share repurchases are limited to purchases in connection with the administration of any employee benefit plan, including purchases to offset share dilution in connection with any such plans. This restriction is effective until December 2011 or until the UST no longer owns any of the Corporation's preferred shares issued under the CPP. The Corporation's preferred stock is included as a component of Tier 1 capital in accordance with regulatory capital requirements. See Note J, "Regulatory Matters" for details of the Corporation's regulatory capital.

The preferred stock ranks senior to the Corporation's common shares and pays a compounding cumulative dividend at a rate of 5% per year for the first five years, and 9% per year thereafter. Dividends are payable quarterly on February 15th, May 15th, August 15th and November 15th. The Corporation is prohibited from paying any dividend with respect to shares of common stock or repurchasing or redeeming any shares of the Corporation's common shares in any quarter unless all accrued and unpaid dividends are paid on the preferred stock for all past dividend periods (including the latest completed dividend period), subject to certain limited exceptions. In addition, without the consent of the UST, the Corporation is prohibited from declaring or paying any cash dividends on common shares in excess of $0.15 per share, which was the last quarterly cash dividend per share declared prior to October 14, 2008. The preferred stock is non-voting, other than class voting rights on matters that could adversely affect the preferred stock. The preferred stock is callable at par after three years. Prior to the end of three years, the preferred stock may be redeemed with the proceeds from one or more qualified equity offerings of any Tier 1 perpetual preferred or common stock of at least $94.1 million (a Qualified Equity Offering). The UST may also transfer the preferred stock to a third-party at any time.

Common Stock Warrants

The 5.5 million of common stock warrants issued to the UST have a term of 10 years and are exercisable at any time, in whole or in part, at an exercise price of $10.25 per share (subject to certain anti-dilution adjustments). The UST may not exercise the warrants for, or transfer the warrants with respect to, more than half of the initial shares of common stock underlying the warrants prior to the earlier of (i) the date on which the Corporation receives aggregate gross proceeds of not less than $376.5 million from one or more Qualified Equity Offerings and (ii) December 31, 2009. The number of shares to be delivered upon settlement of the warrants will be reduced by 50% if the Company receives aggregate gross proceeds of at least 100% of the aggregate liquidation preference of the preferred stock from one or more Qualified Equity Offerings prior to December 31, 2009.

The $376.5 million of proceeds was allocated to the preferred stock and the warrants based on their relative fair values at issuance ($368.9 million was allocated to the preferred stock and $7.6 million to the warrants). The difference between the initial value allocated to the preferred stock of approximately $368.9 million and the liquidation value of $376.5 million (the preferred stock discount) will be charged to retained earnings over the first five years of the contract as an adjustment to the dividend yield using the effective yield method.

Other Comprehensive Income

The following table presents the components of other comprehensive income (loss):

	2008	2007	2006
		(in thousands)	
Unrealized (loss) gain on securities (net of $12.9 million, $4.6 million and $9.8 million tax effect in 2008, 2007 and 2006, respectively)	**$ (24,027)**	$ 8,470	$ 18,132
Unrealized gain (loss) on derivative financial instruments (net of $73,000, $3,000 and $702,000 tax effect in 2008, 2007 and 2006, respectively)	**136**	(5)	(1,304)
Reclassification adjustment for securities losses (gains) included in net income (net of $22.0 million tax benefit in 2008, $608,000 and $2.6 million tax expense in 2007 and 2006, respectively)	**40,947**	(1,131)	(4,835)
Defined benefit pension plan curtailment (net of $4.9 million tax effect in 2007)	**-**	9,122	-
Unrecognized pension and postretirement costs in 2008 and 2007 plan years (net of $7.1 million and $462,000 tax effect in 2008 and 2007, respectively)	**(13,190)**	858	-
Amortization of unrecognized pension and postretirement costs (net of $2,000 tax benefit in 2007)	**-**	4	-
Other comprehensive income	**$ 3,866**	$ 17,318	$ 11,993

Shareholder Rights

On June 20, 1989, the Board of Directors of the Corporation declared a dividend of one common share purchase right (Original Rights) for each outstanding share of common stock, par value $2.50 per share, of the Corporation. The dividend was paid to the shareholders of record as of the close of business on July 6, 1989. On April 27, 1999, the Board of Directors approved a 1999 amendment to the Original Rights and the rights agreement. The significant terms of the 1999 amendment included extending the expiration date from June 20, 1999 to April 27, 2009 and resetting the purchase price to $90.00 per share. On December 31, 2005, the Board of Directors approved a 2005 amendment to the Original Rights and rights agreement to eliminate all references and provisions relating to continuing directors, including a so-called "dead hand" provision. As a result of the 2005 amendment, actions that previously required approval by a majority of the continuing directors now only require the approval of a majority of the Board of Directors then in office. On December 23, 2008, the Board of Directors approved an amendment to the Original Rights and rights agreement to provide that the term "Acquiring Person" shall not include the UST solely as a result of the UST's receipt of warrants to purchase 5.5 million shares of common stock issued to the UST in connection with the Corporation's participation in the CPP. As of December 31, 2008, the purchase price had adjusted to $41.03 per share as a result of stock dividends. Unless extended by the Board of Directors and pursuant to its terms, the Original Rights will expire on April 27, 2009.

The Rights are not exercisable or transferable apart from the common stock prior to distribution. Distribution of the Rights will occur ten business days following (1) a public announcement that a person or group of persons (Acquiring Person) has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding shares of common stock (the Stock Acquisition Date) or (2) the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of such outstanding shares of common stock. The Rights are redeemable in full, but not in part, by the Corporation at any time until ten business days following the Stock Acquisition Date, at a price of $0.01 per Right.

Treasury Stock
Prior to its issuance of preferred stock to the UST, the Corporation periodically repurchased shares of its common stock under repurchase plans approved by the Board of Directors. These repurchases were through open market transactions and complied with all regulatory restrictions on the timing and amount of such repurchases. Shares were also repurchased through "Accelerated Share Repurchase" Programs (ASR), which allowed shares to be purchased immediately from an investment bank. The investment bank, in turn, repurchased shares on the open market over a period that was determined by the average daily trading volume of the Corporation's shares, among other factors. Shares repurchased were added to treasury stock and are accounted for at cost. These shares are periodically reissued for various corporate needs.

NOTE N – LEASES

Certain branch offices and equipment are leased under agreements that expire at varying dates through 2035. Most leases contain renewal provisions at the Corporation's option. Total rental expense was approximately $19.1 million in 2008, $18.5 million in 2007 and $16.9 million in 2006. Future minimum payments as of December 31, 2008 under non-cancelable operating leases with initial terms exceeding one year are as follows (in thousands):

Year	
2009	$ 13,602
2010	12,132
2011	10,816
2012	9,730
2013	7,724
Thereafter	46,796
	$ 100,800

NOTE O – COMMITMENTS AND CONTINGENCIES

Commitments
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties. The Corporation records a reserve for unfunded commitments, included in other liabilities on the consolidated balance sheets, which represents management's estimate of losses inherent with these commitments. See Note D, "Loans and Allowance for Credit Losses" for additional information.

Standby letters of credit are conditional commitments issued to guarantee the financial or performance obligation of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation underwrites these obligations using the same criteria as its commercial lending underwriting. The Corporation's maximum exposure to loss for standby letters of credit is equal to the contractual (or notional) amount of the instruments.

The following table presents the Corporation's commitments to extend credit and letters of credit:

	2008	2007
	(in thousands)	
Commercial mortgage, construction and land development	**$ 459,121**	$ 596,169
Home equity	**886,693**	774,159
Credit card	**140**	381,732
Commercial and other	**2,014,545**	2,549,023
Total commitments to extend credit	**$ 3,360,499**	$ 4,301,083
Standby letters of credit	**$ 789,804**	$ 760,909
Commercial letters of credit	**37,620**	25,974
Total letters of credit	**$ 827,424**	$ 786,883

Auction Rate Securities

During 2008, developments in the market for student loan auction rate securities, also known as auction rate certificates (ARCs), resulted in the Corporation recording charges of $19.8 million in 2008, included in operating risk loss on the Corporation's consolidated statements of operations. Operating risk loss consists of losses incurred during the normal conduct of banking operations.

The Corporation's investment management and trust subsidiary, Fulton Financial Advisors, N.A. (FFA), holds ARCs for some of its customers' accounts. ARCs are one of several types of securities that were previously utilized by FFA as short-term investment vehicles for its customers. ARCs are long-term securities structured to allow their sale in periodic auctions, giving the securities some of the characteristics of short-term instruments in normal market conditions. However, in mid-February 2008, market auctions for ARCs began to fail due to an insufficient number of buyers; these market failures were the first widespread and continuing failures in the over 20-year history of the auction rate securities markets. As a result, although the credit quality of ARCs has not been impacted, ARCs are currently not liquid investments for their holders, including FFA's customers. It is unclear when liquidity will return to this market.

FFA has agreed to purchase ARCs from customer accounts upon notification from customers that they have liquidity needs or otherwise desire to liquidate their holdings. FFA will generally purchase customer ARCs at par value with an interest adjustment, which would position customers as if they had owned 90-day U.S. Treasury bills instead of ARCs. The guarantee was recorded as a liability in accordance with FIN 45, and carried at estimated fair value with a corresponding pre-tax charge to earnings both upon the initial establishment of the guarantee and upon changes in its estimated fair value. The estimated fair value of the guarantee was determined based on the difference between the fair value of the underlying ARCs, assuming that all ARCs held in customer accounts would be purchased, and their estimated purchase price. The Corporation determined the fair value of the ARCs held by customers based on independent third-party valuations. See Note P, "Fair Value Measurements" for additional details related to the Corporation's determination of fair value.

The following table presents the change in the ARC investment balances held by customers and the related financial guarantee liability, recorded within other liabilities on the Corporation's consolidated balance sheet, since establishment of the Corporation's financial guarantee liability during 2008:

	ARCs Held by Customers, at Par Value	Financial Guarantee Liability
	(in thousands)	
Beginning balance	$ 332,715	$ -
Provision for financial guarantee (1)	-	(19,810)
Purchases of ARCs	(224,000)	11,157
Redemptions of ARCs	(3,550)	-
Balance as of December 31, 2008	$ 105,165	$ (8,653)

(1) A $13.2 million charge was recorded upon establishment of the financial guarantee liability in the second quarter of 2008. Additional charges of $6.6 million were recorded during 2008 to adjust the financial guarantee liability to its proper fair value at December 31, 2008.

During 2008, the Corporation purchased ARCs with a par value of $224.0 million from customers. The cost of the ARCs purchased, net of interest adjustments, was approximately $221.5 million. Upon purchase, the Corporation recorded the ARCs as available for sale investment securities at their estimated fair value. During 2008, the financial guarantee liability was reduced by an amount equal to the difference between the purchase price of the ARCs and their estimated fair value, or $11.2 million.

Management believes that the financial guarantee liability recorded as of December 31, 2008 is adequate. Future purchases of ARCs, changes in their estimated fair value or changes in the likelihood of their purchase from customers could require the Corporation to make adjustments to the liability.

Residential Lending

Residential mortgages are originated and sold by the Corporation through Fulton Mortgage Company (Fulton Mortgage), which is a division of each of the Corporation's subsidiary banks, and The Columbia Bank, which maintains its own mortgage lending operations. Prior to 2008, the Corporation also originated and sold residential mortgages through it former Resource Bank affiliate, which merged into its Fulton Bank subsidiary in the first quarter of 2008. Resource Bank, through its Resource Mortgage division, operated a significant national wholesale mortgage lending operation from the time the Corporation acquired Resource Bank in 2004 though early 2007.

The Resource Mortgage national wholesale mortgage lending operation originated and sold residential mortgage loans under various investor programs, including some that allowed for reduced documentation and/or no verification of certain borrower qualifications, such as income or assets. While few loans of the loans originated and sold by Resource Mortgage were considered to be subprime, significant volumes of non-prime loans were originated and sold. Total loans sold by Resource Mortgage in 2007 and 2006 were $769.5 million and $1.4 billion, respectively. Of this volume, less than 15% of total loans sold in 2007 was considered non-prime, compared to approximately 40% in 2006.

Beginning in 2007, Resource Mortgage experienced an increase in requests from secondary market purchasers to repurchase non-prime loans sold to those investors. These repurchase requests resulted in the Corporation recording $2.3 million and $25.1 million of charges during 2008 and 2007, respectively. These charges, included in operating risk loss on the Corporation's consolidated statements of operations, represented the write-downs that were necessary to reduce the loan balances to their estimated net realizable values, based on valuations of the properties, as adjusted for market factors and other considerations. Many of the loans the Corporation has repurchased were delinquent and were settled through foreclosure and sale of the underlying collateral.

The following table presents a summary of approximate principal balances and related reserves/write-downs recognized on the Corporation's consolidated balance sheet, by general category:

	2008		2007	
	Principal	**Reserves/ Write-downs**	Principal	Reserves/ Write-downs
		(in thousands)		
Outstanding repurchase requests (1) (2)	**$ 6,293**	**$ (2,900)**	$ 19,830	$ (6,450)
No repurchase request received – sold loans with identified potential misrepresentations of borrower information (1) (2)	**7,991**	**(3,280)**	16,610	(7,110)
Repurchased loans (3)	**9,996**	**(1,690)**	23,700	(5,060)
Foreclosed real estate (OREO) (4)	**15,915**	**-**	14,360	-
Total reserves/write-downs		**$ (7,870)**		$ (18,620)

(1) Principal balances had not been repurchased and, therefore, are not included on the consolidated balance sheet as of December 31, 2008 and 2007.
(2) Reserve balance included as a component of other liabilities on the consolidated balance sheet as of December 31, 2008 and 2007.
(3) Principal balances, net of write-downs, are included as a component of loans, net of unearned income on the consolidated balance sheet as of December 31, 2008 and 2007.
(4) OREO is written down to its estimated fair value upon transfer from loans receivable.

The following presents the change in the reserve/write-down balances (in thousands):

	2008	2007
Total reserves/write-downs, beginning of year	**$ 18,620**	$ 500
Additional charges to expense	**2,300**	25,100
Charge-offs	**(13,050)**	(6,980)
Total reserves/write-downs, end of year	**$ 7,870**	$ 18,620

During 2008, the Corporation entered into settlement agreements with certain secondary market investors. In total, the Corporation agreed to pay these investors $9.0 million in settlement of outstanding repurchase requests and other potential claims, subject to certain conditions. The result of these settlements was a reduction of the Corporation's exposure to previously sold loans totaling $22.1 million in principal and a reduction of the reserves for repurchases of $9.1 million.

Management believes that the reserves recorded as of December 31, 2008 are adequate for the known potential repurchases. However, continued declines in collateral values or the identification of additional loans to be repurchased could necessitate additional reserves in the future.

Other Contingencies
From time to time, the Corporation and its subsidiary banks may be defendants in legal proceedings relating to the conduct of their business. Most of such legal proceedings are a normal part of the banking business and, in management's opinion, the financial position and results of operations and cash flows of the Corporation would not be affected materially by the outcome of such legal proceedings.

NOTE P – FAIR VALUE MEAUREMENTS

Statement 157 Fair Value Measurements
As required by Statement 157, adopted by the Corporation on January 1, 2008, all assets and liabilities required to be measured at fair value on a recurring basis and all financial assets and liabilities measured at fair value on a nonrecurring basis have been categorized based on the method of their fair value determination.

Items Measured at Fair Value on a Recurring Basis

The Corporation's assets and liabilities measured at fair value on a recurring basis and reported on the consolidated balance sheet as of December 31, 2008 were as follows:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Mortgage loans held for sale	$ -	$ 66,567	$ -	$ 66,567
Available for sale investment securities	46,450	2,364,648	218,825	2,629,923
Other financial assets	9,099	1,461	-	10,560
Total assets	$ 55,549	$ 2,432,676	$ 218,825	$ 2,707,050
Certificates of deposit	$ -	$ 7,517	$ -	$ 7,517
Other financial liabilities	9,099	2,498	8,653	20,250
Total liabilities	$ 9,099	$ 10,015	$ 8,653	$ 27,767

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Mortgage loans held for sale – This category consists of mortgage loans held for sale that the Corporation has elected to measure at fair value under Statement 159, effective October 1, 2008. Fair value as of December 31, 2008 was measured as the price that secondary market investors were offering for loans with similar characteristics. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value under Statement 159.

- Available for sale investment securities – Included within this asset category are both equity and debt securities. Equity securities consisting of stocks of financial institutions and mutual funds are listed as Level 1 assets, measured at fair value based on quoted prices for identical securities in active markets. Debt securities, excluding ARCs and certain single-issuer and pooled trust preferred securities, are classified as Level 2 assets and consist of: U.S. government and U.S. government sponsored agency securities, state and municipal securities, corporate debt securities, collateralized mortgage obligations and mortgage-backed securities. Fair values are determined by a third-party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. See Note C, "Investment Securities" for additional details related to the Corporation's available for sale investment securities.

  ARCs, as discussed in Note O, "Commitments and Contingencies", are classified as Level 3 assets and measured at fair value based on an independent third-party valuation. All ARCs held by the Corporation were acquired during 2008. Due to their illiquidity, ARCs were valued through the use of an expected cash flows model. The assumptions used in preparing the expected cash flows model include estimates for coupon rates, time to maturity and market rates of return.

  Pooled trust preferred securities and certain single issuer trust preferred securities are classified as Level 3 assets. The fair values of pooled trust preferred securities were determined by an independent third-party valuation expert that used a discounted cash flow model which applied a credit and liquidity adjusted discount rate to expected cash flows for the securities. The fair values of $7.5 million of single-issuer trust preferred securities, included within Level 3 assets above, were determined based on quotes provided by third-party brokers who determined fair values based predominantly on internal valuation models and were not indicative prices or binding offers. The Corporation classified $62.3 million of other single-issuer trust preferred securities as Level 2 assets above.

  Restricted equity securities totaling $85.3 million, issued by the FHLB and Federal Reserve Bank, have been excluded from the above table.

- Other financial assets – Included within this asset category are Level 1 assets, consisting of mutual funds that are held in trust for employee deferred compensation plans and measured at fair value based on quoted prices for identical securities in active markets and Level 2 assets representing the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors. The fair value of the Corporation's interest rate locks and forward commitments are determined as the amount that would be required to settle each derivative financial instrument at the end of the period.

- Certificates of deposit – This category consists of hedged long-term fixed rate certificates of deposit which the Corporation has elected to account for at fair value under Statement 159. The certificates of deposit and their associated interest rate swaps, included within the "Other financial liabilities" category, are measured at fair value through the use of a model-based approach which utilizes market prices for similar instruments in addition to using market-corroborated means, such as interest rates. See Note A, "Summary of Significant Accounting Policies" for details related to the Corporation's election to measure assets and liabilities at fair value under Statement 159.

- Other financial liabilities – Included within this category are the following liabilities: employee deferred compensation liabilities which are the amounts due to employees under the deferred compensation plans, described under the heading "Other financial assets" above and included as Level 1 liabilities; interest rate swaps that hedge the aforementioned certificates of deposit, categorized as Level 2 liabilities; mortgage banking derivatives, described under the heading "Other financial assets" above and included as Level 2 liabilities; and financial guarantees associated with the Corporation's commitment to purchase ARCs held within customer accounts, categorized as Level 3 liabilities.

  The fair value of the financial guarantee liability associated with ARCs held by the Corporation's customers was determined using the same methods as the ARCs held by the Corporation and described under the heading "Available for sale investment securities" above. This liability was initially recorded during 2008. See Note O, "Commitments and Contingencies" for additional information.

The following tables present reconciliations of the Corporation's assets and liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2008:

	Available for Sale Investment Securities			Other Financial Liabilities –
	Pooled Trust Preferred Securities	Single-issuer Trust Preferred Securities	ARC Investments	ARC Financial Guarantee
		(in thousands)		
Balance, January 1, 2008	$ 33,743	$ 10,939	$ -	$ -
Purchases (1)	-	-	210,367	11,157
Realized adjustments to fair value (2)	(15,832)	-	-	(19,810)
Unrealized adjustments to fair value (3)	(2,486)	(3,394)	(12,381)	-
Settlements (4)	-	-	(3,058)	-
(Premium amortization)/Discount accretion (5)	(44)	(1)	972	-
Balance, December 31, 2008	$ 15,381	$ 7,544	$ 195,900	$ (8,653)

(1) For ARC investments, amount represents ARCs acquired from customers at par value with an interest adjustment based on the difference between the interest customers earned on ARCs during their holding period and the interest that customers would have earned had the amount of the ARCs been invested in 90-day U.S. Treasury bills, less an adjustment to fair value upon purchase. For the ARC financial guarantee, amount represents the reversal of guarantee liability due to the purchase of ARCs from customers.

(2) For pooled trust preferred securities, realized adjustments to fair value represent other-than-temporary impairment charges that were recorded within investment securities (losses) gains on the consolidated statements of operations. For the ARC financial guarantee, the realized adjustment to fair value has been included as a component of operating risk loss on the Corporation's consolidated statements of operations.

(3) Pooled trust preferred securities, single-issuer trust preferred securities, and ARC investments are classified as available for sale investment securities; as such, the unrealized adjustment to fair value was recorded as an unrealized holding loss and included as a component of available for sale investment securities on the Corporation's consolidated balance sheet.

(4) Amounts represent redemptions by issuers.

(5) Included as a component of net interest income on the Corporation's consolidated statements of operations.

Items Measured at Fair Value on a Nonrecurring Basis

Certain financial assets are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, such as upon their acquisition or when there is evidence of impairment.

The Corporation's financial assets measured at fair value on a nonrecurring basis and reported on the Corporation's consolidated balance sheet as of December 31, 2008 were as follows:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Loans held for sale	$ -	$ 29,273	$ -	$ 29,273
Net loans	-	1,207	333,373	334,580
Other financial assets	-	19,498	7,491	26,989
Total assets	$ -	$ 49,978	$ 340,864	$ 390,842

The valuation techniques used to measure fair value for the items in the table above are as follows:

- Loans held for sale – This category consists of floating rate residential mortgage construction loans which are measured at the lower of aggregate cost or fair value. Fair value was measured by the price that secondary market investors were offering for loans with similar characteristics.

- Net loans – This category consists of residential mortgage loans and home equity loans that were previously sold and repurchased from secondary market investors during 2008 and have been classified as Level 2 assets. Upon repurchase, these loans were written down to the appraised value of their underlying collateral less estimated selling costs. See Note O, "Commitments and Contingencies" for additional information.

  This category also includes commercial loans and commercial mortgage loans which were considered to be impaired under Statement 114 and have been classified as Level 3 assets. Impaired loans are measured at fair value based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or fair value of its collateral, if the loan is collateral dependent. An allowance for loan losses is allocated to an impaired loan if its carrying value exceeds its estimated fair value. The amount shown is the balance of impaired loans, net of their related allowance for loan loss.

- Other financial assets – This category includes foreclosed assets that the Corporation obtained during 2008. Fair values for these Level 2 assets were based on estimated selling prices less estimated selling costs for similar assets in active markets.

  This category also includes MSRs, classified as Level 3 assets, and included within the above table due to the Corporation's determination that MSRs were impaired as of December 31, 2008. See Note G, "Mortgage Servicing Rights" for details related to the fair value determination for impaired MSRs.

Statement 107 Fair values of Financial Instruments

As required by FASB Statement No. 107 (as amended), "Disclosures About Fair Value Measurements" (Statement 107), the following table details the book values and the estimated fair values of the Corporation's financial instruments as of December 31, 2008 and 2007. In addition, a general description of the methods and assumptions used to estimate such fair values is also provided below.

Fair values of financial instruments are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values could not necessarily be realized in an immediate sale or settlement of the instrument. Further, certain financial instruments and all non-financial instruments not measured at fair value on the Corporation's consolidated balance sheets are excluded. For financial instruments listed below which are not measured at fair value on the Corporation's consolidated balance sheets, the aggregate fair value amounts presented do not necessarily represent management's estimate of the underlying value of the Corporation.

	2008		2007	
FINANCIAL ASSETS	**Book Value**	**Estimated Fair Value**	Book Value	Estimated Fair Value
	(in thousands)			
Cash and due from banks	**$ 331,164**	**$ 331,164**	$ 381,283	$ 381,283
Interest-bearing deposits with other banks	**16,791**	**16,791**	11,330	11,330
Federal funds sold	**4,919**	**4,919**	9,823	9,823
Loans held for sale (1)	**95,840**	**95,840**	103,984	104,659
Securities held to maturity	**9,636**	**9,765**	10,285	10,399
Securities available for sale (1)	**2,715,205**	**2,715,205**	3,143,267	3,143,267
Loans, net of unearned income (1)	**12,042,620**	**11,764,715**	11,204,424	11,196,090
Accrued interest receivable	**58,566**	**58,566**	73,435	73,435
Other financial assets (1)	**114,219**	**114,219**	97,934	97,934
FINANCIAL LIABILITIES				
Demand and savings deposits	**$ 5,453,799**	**$ 5,453,799**	$ 5,568,900	$ 5,568,900
Time deposits (1)	**5,098,117**	**5,137,078**	4,536,545	4,544,273
Short-term borrowings	**1,762,770**	**1,762,770**	2,383,944	2,383,944
Accrued interest payable	**53,678**	**53,678**	69,238	69,238
Other financial liabilities (1)	**73,203**	**73,203**	57,411	57,411
Federal Home Loan Bank advances and long-term debt	**1,787,797**	**1,765,815**	1,642,133	1,685,216

(1) Description of fair value determinations for these financial instruments, or certain financial instruments within these categories, measured at fair value on the Corporation's consolidated balance sheets, are detailed under the heading, "Statement 157 Fair Value Measurements" above.

For short-term financial instruments defined as those with remaining maturities of 90 days or less, excluding those recorded at fair value and reported above under the heading, "Statement 157 Fair Value Measurement", the carrying amount was considered to be a reasonable estimate of fair value. The following instruments are predominantly short-term:

Assets	**Liabilities**
Cash and due from banks	Demand and savings deposits
Interest bearing deposits	Short-term borrowings
Federal funds sold	Accrued interest payable
Accrued interest receivable	Other financial liabilities

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair values were determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

The estimated fair values of securities held to maturity as of December 31, 2008 and 2007 were generally based on quoted market prices, broker quotes or dealer quotes.

For short-term loans and variable rate loans that reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, for loans secured by real estate, appraisal values for the collateral were considered in the fair value determination.

The fair value of long-term debt was estimated by discounting the remaining contractual cash flows using a rate at which the Corporation could issue debt with a similar remaining maturity as of the balance sheet date. The fair values of commitments to extend credit and standby letters of credit are estimated to equal their carrying amounts.

NOTE Q – CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

CONDENSED BALANCE SHEETS

(in thousands)

	December 31	
	2008	2007
ASSETS		
Cash	**$ 38**	$ 1
Securities and other assets	**3,096**	15,025
Receivable from subsidiaries	**104,260**	4,467
Investment in:		
Bank subsidiaries	**1,687,165**	1,707,229
Non-bank subsidiaries	**651,180**	369,082
Total Assets	**$ 2,445,739**	$2,095,804

	December 31	
	2008	2007
LIABILITIES AND EQUITY		
Line of credit with bank subsidiaries	**$ 86,000**	$ 47,732
Long-term debt	**381,544**	381,404
Payable to non-bank subsidiaries	**53,176**	41,468
Other liabilities	**65,372**	50,280
Total Liabilities	**586,092**	520,884
Shareholders' equity	**1,859,647**	1,574,920
Total Liabilities and Shareholders' Equity	**$ 2,445,739**	$ 2,095,804

CONDENSED STATEMENTS OF OPERATIONS

	2008	2007	2006
		(in thousands)	
Income:			
Dividends from bank subsidiaries	**$ 76,453**	$ 190,089	$ 178,407
Other	**68,174**	57,231	56,725
	144,627	247,320	235,132
Expenses	**98,757**	97,576	89,414
Income before income taxes and equity in undistributed net income of subsidiaries	**45,870**	149,744	145,718
Income tax benefit	**(11,312)**	(15,243)	(13,810)
	57,182	164,987	159,528
Equity in undistributed net income (loss) of:			
Bank subsidiaries	**(23,449)**	(22,504)	17,105
Non-bank subsidiaries	**(39,350)**	10,235	8,894
Net Income (Loss)	**$ (5,617)**	$ 152,718	$ 185,527
Preferred stock dividends and discount accretion	**(463)**	-	-
Net Income (Loss) Available to Common Shareholders	**$ (6,080)**	$ 152,718	$ 185,527

CONDENSED STATEMENTS OF CASH FLOWS

	2008	2007	2006
		(in thousands)	
Cash Flows From Operating Activities:			
Net Income (Loss)	**$ (5,617)**	$ 152,718	$ 185,527
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Stock-based compensation	**2,058**	2,639	1,687
Excess tax benefits from stock based compensation	**(20)**	(111)	(783)
(Increase) decrease in other assets	**(5,322)**	(5,190)	5,191
Equity in undistributed net (income) loss of subsidiaries	**62,799**	12,269	(25,999)
Increase (decrease) in other liabilities and payable to non-bank subsidiaries	**4,882**	538	(2,278)
Total adjustments	**64,397**	10,145	(22,182)
Net cash provided by operating activities	**58,780**	162,863	163,345
Cash Flows From Investing Activities:			
Investment in bank subsidiaries	**-**	(65,592)	(96,222)
Investment in non-bank subsidiaries	**(294,500)**	-	(4,640)
Line of credit with non-bank subsidiary	**(88,212)**	-	-
Net cash paid for acquisitions	**-**	-	(151,549)
Net cash used in investing activities	**(382,712)**	(65,592)	(252,411)
Cash Flows From Financing Activities:			
Net increase (decrease) in short-term borrowings	**38,268**	(63,586)	49,930
Dividends paid	**(103,976)**	(103,122)	(98,022)
Net proceeds from issuance of preferred stock and common stock warrants	**376,500**	-	-
Net proceeds from issuance of common stock	**13,157**	7,368	9,074
Excess tax benefits from stock based compensation	**20**	111	783
Repayment of long-term debt	**-**	(21,471)	(5,121)
Additions to long-term debt	**-**	98,633	152,563
Acquisition of treasury stock	**-**	(18,227)	(20,193)
Net cash provided by (used in) financing activities	**323,969**	(100,294)	89,014
Net Increase (Decrease) in Cash and Cash Equivalents	**37**	(23)	(52)
Cash and Cash Equivalents at Beginning of Year	**1**	24	76
Cash and Cash Equivalents at End of Year	**$ 38**	$ 1	$ 24

Management Report on Internal Control Over Financial Reporting

The management of Fulton Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Fulton Financial Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that, as of December 31, 2008, the company's internal control over financial reporting is effective based on those criteria.

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fulton Financial Corporation:

We have audited the accompanying consolidated balance sheets of Fulton Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited Fulton Financial Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fulton Financial Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fulton Financial Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Fulton Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 2, 2009

QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)
(in thousands, except per-share data)

	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
FOR THE YEAR 2008				
Interest income	**$ 229,220**	**$ 215,392**	**$ 213,809**	**$ 209,073**
Interest expense	**103,321**	**83,502**	**79,791**	**76,732**
Net interest income	**125,899**	**131,890**	**134,018**	**132,341**
Provision for loan losses	**11,220**	**16,706**	**26,700**	**65,000**
Other income	**37,680**	**32,150**	**30,815**	**10,411**
Other expenses	**96,660**	**109,736**	**99,355**	**190,874**
Income (loss) before income taxes	**55,699**	**37,598**	**38,778**	**(113,122)**
Income tax expense (benefit)	**14,203**	**11,920**	**9,702**	**(11,255)**
Net income (loss)	**41,496**	**25,678**	**29,076**	**(101,867)**
Preferred stock dividends and discount accretion	**-**	**-**	**-**	**(463)**
Net income (loss) available to common shareholders	**$ 41,496**	**$ 25,678**	**$ 29,076**	**$ (102,330)**
Per common share data:				
Net income (loss) (basic)	**$ 0.24**	**$ 0.15**	**$ 0.17**	**$ (0.58)**
Net income (loss) (diluted)	**0.24**	**0.15**	**0.17**	**(0.58)**
Cash dividends	**0.1500**	**0.1500**	**0.1500**	**0.1500**
FOR THE YEAR 2007				
Interest income	$ 230,656	$ 230,112	$ 238,740	$ 240,069
Interest expense	108,881	109,204	116,330	116,418
Net interest income	121,775	120,908	122,410	123,651
Provision for loan losses	957	2,700	4,606	6,800
Other income	39,065	37,005	36,743	35,211
Other expenses	100,905	98,107	107,996	98,447
Income before income taxes	58,978	57,106	46,551	53,615
Income taxes	17,850	17,261	12,985	15,436
Net income	$ 41,128	$ 39,845	$ 33,566	$ 38,179
Per-share data:				
Net income (basic)	$ 0.24	$ 0.23	$ 0.19	$ 0.22
Net income (diluted)	0.24	0.23	0.19	0.22
Cash dividends	0.1475	0.1500	0.1500	0.1500

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2008, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

The "Management Report on Internal Control over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm" may be found in Item 8 "Financial Statements and Supplementary Data" of this document.

Changes in Internal Controls

There was no change in the Corporation's "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Incorporated by reference herein is the information appearing under the headings "Information about Nominees, Continuing Directors and Independence Standards", "Named Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance", "Code of Conduct", "Procedure for Shareholder Nominations", and "Other Board Committees" within the Corporation's 2009 Proxy Statement.

The Corporation has adopted a code of ethics (Code of Conduct) that applies to all directors, officers and employees, including the Chief Executive Officer, the Chief Financial Officer and the Corporate Controller. A copy of the Code of Conduct may be obtained free of charge by writing to the Corporate Secretary at Fulton Financial Corporation, P.O. Box 4887, Lancaster, Pennsylvania 17604-4887, and is also available via the internet at www.fult.com.

Item 11. Executive Compensation

Incorporated by reference herein is the information appearing under the headings "Information Concerning Compensation" and "Compensation Committee Interlocks and Insider Participation" within the Corporation's 2009 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Incorporated by reference herein is the information appearing under the heading "Security Ownership of Directors, Nominees, Management and Certain Beneficial Owners" within the Corporation's 2009 Proxy Statement, and information appearing under the heading "Securities Authorized for Issuance under Equity Compensation Plans" within Item 5, "Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities".

Item 13. Certain Relationships and Related Transactions, and Director Independence

Incorporated by reference herein is the information appearing under the headings "Related Person Transactions with Directors and Executive Officers" and "Information about Nominees, Continuing Directors and Independence Standards" within the Corporation's 2009 Proxy Statement, and the information appearing in "Note D - Loans and Allowance for Credit Losses", of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data".

Item 14. Principal Accounting Fees and Services

Incorporated by reference herein is the information appearing under the heading "Relationship With Independent Public Accountants" within the Corporation's 2009 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements -- The following consolidated financial statements of Fulton Financial Corporation and subsidiaries are incorporated herein by reference in response to Item 8 above:

   (i) Consolidated Balance Sheets - December 31, 2008 and 2007.

   (ii) Consolidated Statements of Operations - Years ended December 31, 2008, 2007 and 2006.

   (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) - Years ended December 31, 2008, 2007 and 2006.

   (iv) Consolidated Statements of Cash Flows - Years ended December 31, 2008, 2007 and 2006.

   (v) Notes to Consolidated Financial Statements

   (vi) Report of Independent Registered Public Accounting Firm

2. Financial Statement Schedules -- All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and have therefore been omitted.

3. Exhibits -- The following is a list of the Exhibits required by Item 601 of Regulation S-K and filed as part of this report:

   3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

   3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

   3.3 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

   4.1 Second Amended and Restated Rights Agreement dated December 20, 2005, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 27, 2005.

   4.2 Amendment to Second Amended and Restated Rights Agreement dated December 23, 2008, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

   4.3 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

   4.4 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.5 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

4.6 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.7 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.7 2004 Stock Option and Compensation Plan adopted October 21, 2003 – Incorporated by reference to Exhibit C of Fulton Financial Corporation's 2004 Proxy Statement filed on March 18, 2004.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULTON FINANCIAL CORPORATION
(Registrant)

Dated: March 2, 2009

By: /s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been executed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Jeffrey G. Albertson, Esq. Jeffrey G. Albertson, Esq.	Director	March 2, 2009
/s/ John M. Bond, Jr. John M. Bond, Jr.	Director	March 2, 2009
/s/ Donald M. Bowman, Jr. Donald M. Bowman, Jr.	Director	March 2, 2009
/s/ Dana A. Chryst Dana A. Chryst	Director	March 2, 2009
/s/ Beth Ann L. Chivinski Beth Ann L. Chivinski	Executive Vice President and Controller (Principal Accounting Officer)	March 2, 2009
/s/ Craig A. Dally, Esq. Craig A. Dally, Esq.	Director	March 2, 2009
/s/ Patrick J. Freer Patrick J. Freer	Director	March 2, 2009

Signature	Capacity	Date
/s/ Rufus A. Fulton, Jr. Rufus A. Fulton, Jr.	Director	March 2, 2009
/s/ George W. Hodges George W. Hodges	Director	March 2, 2009
/s/ Carolyn R. Holleran Carolyn R. Holleran	Director	March 2, 2009
/s/ Willem Kooyker Willem Kooyker	Director	March 2, 2009
/s/ Donald W. Lesher, Jr. Donald W. Lesher, Jr.	Director	March 2, 2009
/s/ Charles J. Nugent Charles J. Nugent	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 2, 2009
/s/ Abraham S. Opatut Abraham S. Opatut	Director	March 2, 2009
/s/ John O. Shirk, Esq. John O. Shirk, Esq.	Director	March 2, 2009
/s/ R. Scott Smith, Jr. R. Scott Smith, Jr.	Chairman and Chief Executive Officer (Principal Executive Officer)	March 2, 2009
/s/ Gary A. Stewart Gary A. Stewart	Director	March 2, 2009

EXHIBIT INDEX

Exhibits Required Pursuant to Item 601 of Regulation S-K

3.1 Articles of Incorporation, as amended and restated, of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Form S-4 Registration Statement filed on October 7, 2005.

3.2 Bylaws of Fulton Financial Corporation as amended – Incorporated by reference to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated September 18, 2008.

3.3 Certificate of Designations of Fixed Rate Cumulative Preferred Stock, Series A of Fulton Financial Corporation – Incorporated by referenced to Exhibit 3.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.1 Second Amended and Restated Rights Agreement dated December 20, 2005, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 27, 2005.

4.2 Amendment to Second Amended and Restated Rights Agreement dated December 23, 2008, between Fulton Financial Corporation and Fulton Bank – Incorporated by reference to Exhibit 4.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.3 An Indenture entered into on March 28, 2005 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.35% subordinated notes due April 1, 2015 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated March 31, 2005.

4.4 Purchase Agreement entered into between Fulton Financial Corporation, Fulton Capital Trust I, FFC Management, Inc. and Sandler O'Neill & Partners, L.P. with respect to the Trust's issuance and sale in a firm commitment public offering of $150 million aggregate liquidation amount of 6.29% Capital Securities – Incorporated by reference to Exhibit 1.1 of the Fulton Financial Corporation Current Report on Form 8-K dated January 20, 2006.

4.5 First Supplemental Indenture entered into on May 1, 2007 between Fulton Financial Corporation and Wilmington Trust Company as trustee, relating to the issuance by Fulton of $100 million aggregate principal amount of 5.75% subordinated notes due May 1, 2017 – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated May 1, 2007.

4.6 Form of Preferred Stock Certificate to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

4.7 Form of Warrant to Purchase Common Stock to the United States Department of the Treasury – Incorporated by reference to Exhibit 4.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.1 Amended Employment Agreement between Fulton Financial Corporation and R. Scott Smith, Jr. dated November 12, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008. Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.2 Amended Employment Agreement between Fulton Financial Corporation and Craig H. Hill dated November 12, 2008 – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.3 Amended Employment Agreement between Fulton Financial Corporation and Charles J. Nugent dated November 12, 2008 – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.4 Amended Employment Agreement between Fulton Financial Corporation and James E. Shreiner dated November 12, 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.5 Amended Employment Agreement between Fulton Financial Corporation and E. Philip Wenger dated November 12, 2008 – Incorporated by reference to Exhibit 10.5 of the Fulton Financial Corporation Current Report on Form 8-K dated November 14, 2008.

10.6 Form of Death Benefit Only Agreement to Senior Management – Incorporated by reference to Exhibit 10.9 of the Fulton Financial Corporation Annual Report on Form 10K dated March 1, 2007.

10.7 2004 Stock Option and Compensation Plan adopted October 21, 2003 – Incorporated by reference to Exhibit C of Fulton Financial Corporation's 2004 Proxy Statement filed on March 18, 2004.

10.8 Form of Stock Option Agreement and Form of Restricted Stock Agreement between Fulton Financial Corporation and Officers of the Corporation as of July 1, 2008 – Incorporated by reference to Exhibits 10.1 and 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated June 20, 2008.

10.9 Form of Amendment to Stock Option Agreement for John M. Bond – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 22, 2006.

10.10 Fulton Financial Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2008 – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.11 Form of Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.12 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives with no Pre-2008 Accruals – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.13 Form of Amended and Restated Supplemental Executive Retirement Plan - For Use with Executives First Covered After 2004 but Before 2008 – Incorporated by reference to Exhibit 10.4 of the Fulton Financial Corporation Current Report on Form 8-K dated December 26, 2007.

10.14 Agreement between Fulton Financial Corporation and Fiserv Solutions, Inc. dated as of January 1, 2005. Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934. See also Fulton Financial Corporation Current Report on Form 8-K dated June 24, 2005.

10.15 Letter agreement dated December 23, 2008 with the U.S. Department of the Treasury, including Securities Purchase Agreement – Standard Terms – Incorporated by reference to Exhibit 10.1 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.16 Form of waiver required for senior executive officers in connection with sale of preferred stock under the Capital Purchase Program – between Senior Executive Officers and the United States Department of the Treasury – Incorporated by reference to Exhibit 10.2 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

10.17 Form of letter agreement with senior executive officers related to compensation, in conformity with the Capital Purchase Program – between Fulton Financial Corporation and Senior Executive Officers – Incorporated by reference to Exhibit 10.3 of the Fulton Financial Corporation Current Report on Form 8-K dated December 23, 2008.

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 21 - Subsidiaries of the Registrant

The following are the subsidiaries of Fulton Financial Corporation:

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Fulton Bank One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Bank
Swineford National Bank 1255 North Susquehanna Trail P.O Box 241 Hummels Wharf, Pennsylvania 17831	United States of America	Swineford National Bank
Lafayette Ambassador Bank P.O. Box 25091 Lehigh Valley, Pennsylvania 18002	Pennsylvania	Lafayette Ambassador Bank
Fulton Financial Realty Company One Penn Square P.O. Box 4887 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Financial Realty Company
Fulton Reinsurance Company, LTD One Beatrice Butterfield Building Butterfield Square, Providenciales Turks & Caicos Islands, BWI	Turks & Caicos Islands	Fulton Reinsurance Company, LTD
FNB Bank, N.A. 354 Mill Street P.O. Box 279 Danville, Pennsylvania 17821	United States of America	FNB Bank, N.A.
Hagerstown Trust Company 83 West Washington Street Hagerstown, Maryland 21740	Maryland	Hagerstown Trust Company
Central Pennsylvania Financial Corp. 100 W. Independence Street Shamokin, PA 17872	Pennsylvania	Central Pennsylvania Financial Corp.
Delaware National Bank 9 South Dupont Highway P. O. Box 520 Georgetown, DE 19947	United States of America	Delaware National Bank
The Bank 100 Park Avenue P.O. Box 832 Woodbury, NJ 08096	New Jersey	The Bank

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
FFC Management, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Management, Inc.
The Peoples Bank of Elkton 130 North Street P.O. Box 220 Elkton, MD 21922-0020	Maryland	The Peoples Bank of Elkton
Skylands Community Bank 176 Mountain Avenue Hackettstown, NJ 07840	New Jersey	Skylands Community Bank
Fulton Financial Advisors, National Association One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	United States of America	Fulton Financial Advisors, N.A.
Fulton Insurance Services Group, Inc. One Penn Square P.O. Box 7989 Lancaster, Pennsylvania 17604	Pennsylvania	Fulton Insurance Services Group, Inc.
FFC Penn Square, Inc. P.O. Box 609 Georgetown, DE 19947	Delaware	FFC Penn Square, Inc.
PBI Capital Trust 919 Market Street, Suite 700 Wilmington, DE 19801	Delaware	PBI Capital Trust
Virginia Financial Services, LLC One Commercial Place #2000 Norfolk, VA	Virginia	Virginia Financial Services, LLC
SVB Bald Eagle Statutory Trust I Hartford, CT	Connecticut	SVB Bald Eagle Statutory Trust I
The Columbia Bank 7168 Gateway Drive Columbia, MD 21046	Maryland	The Columbia Bank

Exhibit 21 - Subsidiaries of the Registrant (Continued)

Subsidiary	State of Incorporation or Organization	Name Under Which Business is Conducted
Columbia Bancorp Statutory Trust 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust
Columbia Bancorp Statutory Trust II 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust II
Columbia Bancorp Statutory Trust III 7168 Gateway Drive Columbia, MD 21046	Delaware	Columbia Bancorp Statutory Trust III
Fulton Capital Trust I One Penn Square P.O. Box 4887 Lancaster, PA 17604-4887	Pennsylvania	Fulton Capital Trust I

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fulton Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-05481, No. 333-44788, No. 333-81377, No. 333-64744, No. 333-76600, No. 333-76596, No. 333-76594, No. 333-107625, No. 333-114206, No. 333-116625, No. 333-121896, No. 333-126281, No. 333-131706, No. 333-135839, and No. 333-145542) on Forms S-8 and on the registration statement (No. 33-37835, No. 333-61268, No. 333-123532, No. 333-130718, No. 333-156339 and No. 333-156396) on Forms S-3 of Fulton Financial Corporation of our report dated March 2, 2009, with respect to the consolidated balance sheets of Fulton Financial Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows, for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Fulton Financial Corporation.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 2, 2009

Exhibit 31.1 – Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr. certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 31.2 – Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, certify that:

1. I have reviewed this annual report on Form 10-K of Fulton Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

Exhibit 32.1 - Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, R. Scott Smith, Jr., Chief Executive Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2008, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 2, 2009

/s/ R. Scott Smith, Jr.
R. Scott Smith, Jr.
Chairman and Chief Executive Officer

Exhibit 32.2 - Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Charles J. Nugent, Chief Financial Officer of Fulton Financial Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that:

The Form 10-K of Fulton Financial Corporation, containing the consolidated financial statements for the year ended December 31, 2008, fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Fulton Financial Corporation.

Dated: March 2, 2009

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer

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Hershey/Hummelstown
Charles J. DeHart III, Esq., *Chairman*
Jack B. Billmyer
Thomas S. Davis, M.D.
Joan E. Spire
Daniel A. Verdelli

Leola
Joanne B. Ladley, *Chairman*
Robert M. Bard
Richard M. Hurst

Lititz
Ronald L. Miller, C.P.A., *Chairman*
Irel D. Buckwalter
Wilbur G. Rohrer
Paul W. Stauffer

Manheim
Peter J. Hondru, *Chairman*
Peter B. McCracken
Robert W. Obetz, Jr.
Larry D. Sauder
J. David Young, Jr., Esq.

New Holland
R. Douglas Good, Esq., *Chairman*
Galen Eby
Vernon R. Martin
John D. Yoder

Quarryville
Dwight E. Wagner, *Chairman*
Frank M. Abel, V.M.D.
John E. Chase
James W. Hostetter, Sr., C.P.A.

State College
Allan Darr
Elizabeth Dupuis
Todd A. Erdley
John A. Rodgers

Agricultural Advisory Board
Harry H. Bachman
I. Hershey Bare
Dennis L. Grumbine
William Hostetter
Amos M. Hursh
Aldus R. King
Jay H. Kopp
Peter B. McCracken

Swineford National Bank
Arthur F. Bowen
Thomas C. Clark, Esq.
Michael N. O'Keefe
William D. Robinson
Michael R. Wimer
Gene D. Zartman

Lafayette Ambassador Bank
Gary A. Clewell
Craig A. Dally, Esq.
L. Anderson Daub
Sara (Sally) Jane Gammon
Thomas J. Maloney, Esq.
Alan B. McFall, Esq.
Jamie P. Musselman
Gerald A. Nau
Edith Ritter
Robert A. Rupel
John J. Simon

FNB Bank, N.A.
Robert O. Booth
Richard A. Grafmyre
James D. Hawkins
Wendy S. Tripoli
Joanne E. Wade

Hagerstown Trust
Donald M. Bowman, Jr.
Paul N. Crampton, Jr.
Louis J. Giustini
Raymond A. Grahe
Donald R. Harsh, Jr.
Doris E. Lehman
Bernard P. Lesky
Paul C. Mellott, Jr.
Gregory Snook

Delaware National Bank
Dale R. Dukes
Jeffrey M. Fried
Amy A. Higgins
Mark E. Huntley
Greg N. Johnson
Terry A. Megee
Ronald T. Moore
Ralph W. Simpers
P. Randolph Taylor
David T. Wilgus

The Bank
Joseph F. Adams, C.P.A.
Jeffrey G. Albertson, Esq.
Dennis N. DeSimone
Lawrence M. DiVietro, Jr.
Sandra J. Gubbine
James R. Johnson, Jr.
Scott H. Kintzing
Warner A. Knobe
Ross Levitsky, Esq.
Abraham S. Opatut
Angela M. Snyder
Daniel G. Timms, D.D.S.
Paul J. Tully

The Bank Divisional Board
First Washington Division
James R. Johnson, Jr.
Timothy J. Losch
Stephen R. Miller
Abraham S. Opatut
Angela M. Snyder

The Peoples Bank of Elkton
Harry C. Brown
Judy E. Hart
Donald S. Hicks
Robert O. Palsgrove
Nancy R. Simpers
David K. Williams, Jr.

Skylands Community Bank
Norman S. Baron
Blanquita Bonifacio
Robert P. Corcoran
Michael Halpin
John K. Kitchen
Joel A. Kobert
Stephen R. Miller
Raymond Nisivoccia, C.P.A.
Denis H. O'Rourke
Paul J. Pinizzotto
Anthony J. Santye, Jr.
Leslie E. Smith, Jr.
Mark F. Strauss, Esq.
Norman Worth

The Columbia Bank
Joe N. Ballard
Anand S. Bhasin
John M. Bond, Jr.
Robert R. Bowie, Jr., Esq.
Garnett Y. Clark, Jr.
Hugh F. Cole, Jr.
Winfield M. Kelly, Jr.
Herschel L. Langenthal
James R. Moxley, III
John A. Scaldara, Jr.
Lawrence A. Shulman, Esq.
Maurice M. Simpkins
Robert N. Smelkinson
Theodore G. Venetoulis
James J. Winn, Jr., Esq.
Elizabeth M. Wright

Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, PA 17604
1.800.FULTON4
www.fult.com

Banking Subsidiaries:
Fulton Bank
Swineford National Bank
Lafayette Ambassador Bank
FNB Bank, N.A.
Hagerstown Trust
Delaware National Bank
The Bank
The Peoples Bank of Elkton
Skylands Community Bank
The Columbia Bank

Financial Services Subsidiaries:
Fulton Financial Advisors, N.A.
Dearden, Maguire,
Weaver and Barrett, LLC
Fulton Insurance Services Group

Residential mortgage lending offered through:
Fulton Mortgage Company